Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, MARCH 30, 2015

NOTICE OF SPECIAL MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

RELATING TO, AMONG OTHER THINGS, THE PROPOSED ARRANGEMENT INVOLVING TAHOE RESOURCES INC.

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON MONDAY, MARCH 30, 2015.

RECOMMENDATION TO SHAREHOLDERS

On the recommendation of a special committee of independent directors, the board of directors of Rio Alto Mining Limited has, after careful consideration, unanimously determined that the Arrangement is fair to the shareholders of Rio Alto Mining Limited and is in the best interests of Rio Alto Mining Limited. The board of directors unanimously recommends that the shareholders of Rio Alto Mining Limited vote FOR the special resolution approving the Arrangement.

TO BE HELD AT:

THE OFFICES OF DAVIS LLP
Suite 2800, Park Place
666, Burrard Street
Vancouver, BC V6C 2Z7
At 9:00 a.m.

These materials are important and require your immediate attention. They require the shareholders of Rio Alto Mining Limited to make important decisions. If you are in doubt as to how to make such decisions, please consult our proxy solicitors, Kingsdale Shareholder Services, by telephone at 1-866-581-1479 toll-free in North America or call collect at 416-867-2272 outside of North America, or by email at contactus@kingsdaleshareholder.com.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, INCLUDING WITHOUT LIMITATION ANY SECURITIES REGULATORY AUTHORITY OF ANY CANADIAN PROVINCE OR TERRITORY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

February 27, 2015

Dear Rio Alto Shareholders,

The board of directors (the “Board”) of Rio Alto Mining Limited (“Rio Alto” or the “Company”) cordially invites you to attend the special meeting (the “Meeting”) of shareholders of Rio Alto to be held at the offices of Davis LLP at Suite 2800, Park Place, 666, Burrard Street, Vancouver, BC V6C 2Z7 on Monday, March 30, 2015 at 9:00 a.m. (Vancouver time).

At the Meeting, you will be asked to consider and, if deemed advisable, approve, with or without amendment, a special resolution (the “Rio Alto Arrangement Resolution”) approving a statutory plan of arrangement pursuant to section 193 of the Business Corporations Act (Alberta) (the “ABCA”) and related matters. The full text of the resolution and a more detailed description of the Arrangement are included in the management information circular (the “Rio Alto Circular”) that accompanies this letter.

The Rio Alto Arrangement Resolution is in respect of a proposed plan of arrangement (the “Arrangement”) involving Rio Alto, Tahoe Resources Inc. (“Tahoe”) and a newly incorporated company, which is wholly owned by Tahoe, 1860927 Alberta Ltd. (“Subco”). Pursuant to the Arrangement, Tahoe will acquire all of the issued and outstanding common shares of Rio Alto (the “Rio Alto Shares”) from the shareholders of Rio Alto (“Rio Alto Shareholders”) in exchange for common shares of Tahoe (“Tahoe Shares”) on the basis of 0.227 of a Tahoe Share and $0.001 in cash for each Rio Alto Share. Each Rio Alto Share held by Tahoe will thereafter be transferred to Subco in consideration of the issuance by Subco of one common share of Subco (each, a “Subco Share”) for each Rio Alto Share so transferred, following which Rio Alto will amalgamate with Subco. The Arrangement will result in Rio Alto becoming a wholly owned subsidiary of Tahoe. In order to complete the Arrangement and the amalgamation under the ABCA, Rio Alto Shareholder approval must be obtained in respect of the Rio Alto Arrangement Resolution.

To be effective, the Rio Alto Share Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast at the Meeting by the Rio Alto Shareholders present in person or by proxy. The Rio Alto Arrangement Resolution must also be approved by a simple majority of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy (after excluding votes cast in respect of Rio Alto Shares over which Alex Black, President and Chief Executive Officer of Rio Alto and his joint actors, exercise control or direction, and whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The completion of the Arrangement is also subject to certain other conditions, including receipt of the approval of the Arrangement by the Court of Queen’s Bench of Alberta and the approval by the shareholders of Tahoe of the issuance of the Tahoe Shares in connection with the Arrangement.

Upon completion of the Arrangement, the combined company will be led by a new management team comprised of members of the current management teams of both Rio Alto and Tahoe and the new Board of Directors will consist of six of the existing members of the Tahoe Board and three nominees from Rio Alto.

The Board has unanimously determined that the Arrangement is fair to Rio Alto Shareholders and is in the best interests of Rio Alto. The Board has received the opinions of GMP Securities L.P., the financial advisor to the Board, and Scotia Capital Inc., the independent financial advisor to the special committee

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

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of the Board, which concluded that, based upon and subject to the scope of review and the assumptions and limitations contained in the opinions, as of February 8, 2015, the date the Arrangement was initially agreed to between the parties, the consideration to be received by the Rio Alto Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Rio Alto Shareholders.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE RIO ALTO BOARD HAS UNANIMOUSLY RECOMMENDED THAT RIO ALTO SHAREHOLDERS VOTE IN FAVOUR OF THE RIO ALTO ARRANGEMENT RESOLUTION.

Each of the directors and senior officers of Rio Alto intends to vote his or her Rio Alto Shares FOR the approval of the Rio Alto Arrangement Resolution. In this regard, the directors and senior officers of Rio Alto, who, as of the date hereof, in the aggregate beneficially own, directly or indirectly, 9,880,416 Rio Alto Shares, representing approximately 2.96% of the issued and outstanding Rio Alto Shares, have agreed with Tahoe to vote their Rio Alto Shares (and any Rio Alto Shares issued or acquired by them) for the Rio Alto Arrangement Resolution.

It is very important that your Rio Alto Shares be represented at the Meeting. Whether or not you are able to attend the Meeting in person, we urge you to complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose or by fax to 1-866-249-7775 for North America and (416) 263-9524 for international faxes.

All proxies, to be valid, must be received by Computershare Investor Services Inc. (“Computershare”), 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Voting by proxy will ensure that your vote will be counted if you are unable to attend the Meeting in person. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you are a non-registered holder of Rio Alto Shares and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Rio Alto Shares not being eligible to be voted at the Meeting. See “Voting Information - Voting for non-registered holders” in the Rio Alto Circular.

If you require any assistance in completing your proxy, please call our proxy solicitors, Kingsdale. Rio Alto Shareholders residing in North America may call Kingsdale toll-free at 1-866-581-1479. Rio Alto Shareholders residing outside of North America may call collect at 416-867-2272. Rio Alto Shareholders may also email Kingsdale at contactus@kingsdaleshareholder.com. Electronic copies of the enclosed Rio Alto Circular and the accompanying management information circular supplement (the “Supplement”) which forms part of the circular (together, the “Circular”) are available on Rio Alto’s website at www.rioaltomining.com and on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov.

Included with this letter, in addition to the Rio Alto Circular and the form of proxy, is a notice of the Meeting, the Supplement and a letter of transmittal (the “Letter of Transmittal”). The Supplement contains a detailed description of the Arrangement, including the arrangement agreement dated February 9, 2015 between Rio Alto, Tahoe and Subco governing the terms of the Arrangement. We have provided a brief description of the Arrangement in this letter to assist you in making your decision, but you should carefully consider all of the information in, and incorporated by reference in, the Rio Alto Circular, including the Supplement and the schedules attached thereto. If you require assistance, consult your financial, legal or other professional advisors.

If you are a registered Rio Alto Shareholder holding certificated shares or through the Direct Registration System (“DRS”), you should complete the enclosed Letter of Transmittal in accordance with the instructions in it, sign it and return it to Computershare, which acts as the Depositary under the Arrangement, in the envelope provided, together with the certificates representing your Rio Alto Shares (unless held in the DRS). The Letter of Transmittal contains complete instructions on how to exchange

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

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the certificate(s) representing your Rio Alto Shares and receive your Tahoe Shares under the Arrangement. You will not receive any DRS Advice for Tahoe Shares until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and the certificate(s) (unless held in the DRS) representing your Rio Alto Shares to Computershare.

If you hold Rio Alto Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by Computershare and your intermediary to ensure your vote is counted at the Meeting. You will not receive a Letter of Transmittal. Your intermediary will complete the necessary transmittal procedures to ensure that you receive payment for your Rio Alto Shares if the proposed Arrangement is completed.

If the Rio Alto Shareholders approve the Rio Alto Arrangement Resolution and all of the conditions to the Arrangement are satisfied or, where permitted, waived, it is anticipated that the Arrangement will be completed on or about April 1, 2015.

On behalf of the Rio Alto Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement with Tahoe. We look forward to seeing you at the Meeting.

Yours very truly,

(Signed) “Alex Black”

Alex Black
President and Chief Executive Officer

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
RIO ALTO MINING LIMITED (“RIO ALTO” OR THE “COMPANY”)

WHEN:	Monday, March 30, 2015 at 9:00 a.m. (Vancouver Time)

WHERE:	The offices of Davis LLP, Suite 2800, Park Place, 666, Burrard Street, Vancouver, BC V6C 2Z7

PURPOSE:	To discuss and, if it thought fit, approve the following items of business:

1.

To consider and, if deemed advisable, approve, with or without amendment, a special resolution (the “Rio Alto Arrangement Resolution”) approving a plan of arrangement (the “Arrangement”) involving Rio Alto, Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. pursuant to Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) and related matters, the full text of which resolution is set forth in Appendix “A” to the accompanying management information circular (the “Rio Alto Circular”), whereby, among other things, Tahoe will acquire all of the issued and outstanding common shares of Rio Alto (the “Rio Alto Shares”) and the shareholders of Rio Alto (the “Rio Alto Shareholders”) will receive 0.227 of a common share of Tahoe and $0.001 in cash, for each Rio Alto Share held, all as more particularly described in the Rio Alto Circular and the management information circular supplement attached thereto (the “Supplement”); and

2.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

To be effective, the Rio Alto Arrangement Resolution must be approved by a special resolution, which is a resolution passed by at least two-thirds of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy. The Rio Alto Arrangement Resolution must also be approved by a simple majority of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy (after excluding votes cast in respect of Rio Alto Shares over which Alex Black, President and Chief Executive Officer of Rio Alto and his joint actors exercise control or direction and whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions).

Registered Rio Alto Shareholders have the right to dissent to the Rio Alto Arrangement Resolution under the ABCA. Following completion of the Arrangement, registered Rio Alto Shareholders who properly exercise their dissent rights will be entitled to be paid fair value for their Rio Alto Shares. Failure to comply strictly with the dissent procedures in the ABCA, as modified by the Interim Order of the Court, may result in the loss or unavailability of the right to dissent.

This Notice of Special Meeting is accompanied by the Rio Alto Circular, a form of proxy, a letter of transmittal and the Supplement, which provides additional information relating to the matters to be considered at the Meeting.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

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The board of directors of the Company (the “Board”) has fixed the close of business on February 25, 2015 as the record date (the “Record Date”), being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Only shareholders whose names have been entered in the register of Rio Alto Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote their Rio Alto Shares at the Meeting.

Rio Alto Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope, by fax at the toll-free number set out on the enclosed proxy, no later than 9:00 a.m. (Vancouver Time) on March 26, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Proxies received after such time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

By Order of the Board,

(Signed) “Alex Black”
Alex Black
President and Chief Executive Officer

Vancouver, British Columbia

February 27, 2015

It is desirable that as many shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775 for North America and (416) 263-9524 for international faxes. All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

MANAGEMENT INFORMATION CIRCULAR

Capitalized terms in this section that are not otherwise defined herein have the meanings ascribed thereto under “Glossary of Terms” in the Supplement. Certain information pertaining to Tahoe and the Combined Company in this Circular and in the Supplement, including forward-looking information and forward-looking statements made by Tahoe, included or incorporated by reference herein has been provided by Tahoe or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Rio Alto does not have any knowledge that would indicate that any such information is untrue or incomplete, Rio Alto assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events that may have occurred or which may affect the completeness or accuracy of such information but which is unknown to Rio Alto. This section may contain forward-looking statements and forward-looking information and you should refer to the “Cautionary Note Regarding Forward-Looking Information” at page S-2 in the Supplement.

Solicitation of proxies

This management information circular (“Rio Alto Circular”) and accompanying management information circular supplement dated February 27, 2015 ( the “Supplement”, and collectively with the Rio Alto Circular, the “Circular”) is provided in connection with the solicitation by management and the directors of Rio Alto Mining Limited (the “Company” or “Rio Alto”) of proxies from the holders of common shares of the Company (the “Rio Alto Shares”) for the special meeting of shareholders of the Company (the “Meeting”) to be held on Monday, March 30, 2015 at 9:00 a.m. (Vancouver Time) at the offices of Davis LLP, located at Suite 2800, Park Place, 666, Burrard Street, Vancouver, BC V6C 2Z7, or at any adjournment or postponement(s) thereof for the purposes set out in the accompanying notice of Meeting (“Notice of Meeting”).

The Company has engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent for the Meeting and to, among other things, solicit proxies for the Meeting. Any solicitation costs will be borne by the Company. If you have any questions about information contained in this Circular or require assistance in completing your proxy, please consult Kingsdale by telephone at 1-866-581-1479 toll free in North America or call collect at 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

Request for Printed Meeting Materials

Shareholders can request that printed copies of the Meeting materials be sent to them by postal delivery at no cost to them by contacting Rio Alto’s corporate office as follows:

Rio Alto Mining Limited
Attention: Alejandra Gomez
Suite 1950, 400 Burrard Street
Vancouver BC V6C 3A6
Tel: 1 604 628 1401
Email: info@rioaltomining.com

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Effective Date of this Circular:

Unless otherwise stated, the information contained in this circular is effective as at February 27, 2015.

Currency:

Unless otherwise stated, all dollar amounts are in Canadian dollars. United States dollars are referred to as “US$.”

VOTING INFORMATION

The following are some questions that you, as a holder of Rio Alto Shares (a “Rio Alto Shareholder”), may have relating to the Arrangement and the Meeting, and the answers to such questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Rio Alto Shares. Terms not otherwise defined in this section shall have the meaning ascribed thereto under “Glossary of Terms” of the attached Supplement.

Why am I receiving this proxy and information circular?

One of the benefits of being a shareholder of a corporation is the right to vote on certain corporate matters. This Circular provides the information that you need to vote at the Meeting. Since some Rio Alto Shareholders cannot or do not want to personally attend the special meeting at which the voting occurs, Rio Alto provides Rio Alto Shareholders with the option to cast a proxy vote, that is to say to provide authority to the persons selected by the board of directors of the Company (the “Management Designees”) to represent them at the Meeting, or to designate a person (who need not be a Rio Alto Shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the form of proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Rio Alto Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the Rio Alto Shareholder’s shares are to be voted. The nominee should bring personal identification with him or her to the Meeting. In any case, the form of proxy should be dated and executed by the Rio Alto Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a Rio Alto Shareholder personally attending at the Meeting and voting his shares.

What will I be voting on?

Rio Alto Shareholders are being asked to vote to approve a special resolution (the “Rio Alto Arrangement Resolution”) approving a plan of arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), the full text of which resolution is set forth in Appendix “A” to this Rio Alto Circular whereby, among other things, Tahoe Resources Inc. (“Tahoe”) will acquire all the issued and outstanding Rio Alto Shares and the Rio Alto Shareholders will receive 0.227 of a Tahoe Share and $0.001 in cash, for each Rio Alto Share held.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

You are also being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

What is the recommendation of the Board?

The Board of Directors of Rio Alto (the “Board” or “Board of Directors”), after consulting with its financial and legal advisors, and upon the recommendation of a special committee of the Board, has unanimously determined that the Arrangement is fair to the Rio Alto Shareholders, is in the best interests of Rio Alto, and recommends that Rio Alto shareholders vote FOR the Rio Alto Arrangement Resolution to be considered at the Meeting, as discussed in more detail below. See “The Arrangement –Recommendation of the Board and Reasons for the Recommendation” for more details. In addition, the directors and executive officers of Rio Alto have entered into the Rio Alto Support Agreements, pursuant to which they have agreed to vote their Rio Alto Shares FOR the Rio Alto Arrangement Resolution. As of the date hereof, approximately 9,876,066 Rio Alto Shares, representing approximately 2.96% of the issued and outstanding Rio Alto Shares, were held by the aforementioned persons.

Why does the Board recommend that Rio Alto Shareholders vote FOR the Rio Alto Arrangement Resolution?

In the course of its evaluation of the Arrangement, the Board consulted with Rio Alto’s senior management, legal counsel and financial advisers, considered the strategic alternatives available to the Company, reviewed a significant amount of information, including information derived from Rio Alto’s due diligence review of Tahoe, and considered a number of factors. Certain of the expected benefits to the Rio Alto Shareholders and reasons for the Arrangement, among others, are listed as follows (see “The Arrangement – Recommendation of the Board and Reasons for the Recommendation”, “The Arrangement – Fairness Opinion of GMP Securities L.P.” and “The Arrangement – Fairness Opinion of Scotia Capital Inc.” for a more comprehensive discussion of the reasons why the Board is recommending that Rio Alto Shareholders vote FOR the Rio Alto Arrangement Resolution):

  Creation of a Leading Precious Metals Producer. The Arrangement combines Rio Alto’s currently producing, low-cost La Arena Gold Oxide Mine and the low-cost, scalable Shahuindo Project located in Peru with Tahoe’s producing Escobal Mine in Guatemala, one of the world’s largest and highest grade silver mines, providing the Combined Company with a high quality asset base and a strong growth platform.

  Immediate Premium. Under the Arrangement, Rio Alto Shareholders have been offered a consideration equivalent to $4.00 per Rio Alto Share based on the closing price of Tahoe Shares on the TSX of $17.64 on February 6, 2015, which represents a premium of 22.1% to the closing price of Rio Alto Shares of $3.28 on the TSX on February 6, 2015 and a premium of 20.3% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

  Equity Ownership in a High-Margin and High-Growth Producer with an Attractive Dividend. The Arrangement is expected to provide Rio Alto Shareholders with meaningful participation in a larger company with an enhanced market presence, including a market capitalization of over $3.2 billion, a strong balance sheet with zero net debt, strong and growing operating margins, and attractive dividends to provide increased returns during the construction of the Shahuindo Project. Rio Alto Shareholders are expected to hold approximately 35% of the issued and outstanding Tahoe Shares after completion of the Arrangement.

  Superior Financial Returns. The Combined Company is expected to experience strong financial returns in the future and enhanced free cash flow generation, which may improve Rio Alto’s

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com future financial position and provide the financial flexibility to fund the Company’s growth initiatives, including the construction of the Shahuindo Project in 2015 and the potential future development of La Arena Phase II.

  Continuity at the Board and Management Levels of the Combined Company. After the Effective Date, it is expected that the Board of Directors of the Combined Company will consist of nine directors, of whom three would be nominees of Rio Alto. Alex Black, the current President and Chief Executive Officer of Rio Alto, is expected to assume the role as Chief Executive Officer of the Combined Company, and several other members of Rio Alto’s management and technical team are expected to continue in their current positions with Rio Alto in the Combined Company.

  Expanded Operational Capabilities. The Arrangement adds proven experience in the construction and operation of underground mines, complementing Rio Alto’s current expertise in open-pit mining.

  Extensive Due Diligence Completed. Rio Alto’s management and technical teams have completed a detailed due diligence review of Tahoe, which included a site visit, geological analysis and country risk assessment.

  Fairness Opinions. In the opinion of GMP Securities L.P. (“GMP”), the financial advisor to Rio Alto, and Scotia Capital Inc. (“Scotia”), the financial advisor to the Special Committee, as at the date of the fairness opinion provided by GMP and the fairness opinion provided by Scotia, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Rio Alto Shareholders under the Arrangement was fair, from a financial point of view, to the Rio Alto Shareholders.

  Tahoe Shareholder Approval. The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Tahoe shareholders present in person or represented by proxy at the Tahoe Meeting or by written consent. Goldcorp and the directors and officers of Tahoe, who collectively hold approximately 43% of the Tahoe Shares as of the date hereof, each entered into Tahoe Support Agreements pursuant to which they agreed, among other things, to vote FOR the Arrangement. On February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50 percent of Tahoe Shares for the Tahoe Share Issuance Resolution in accordance with the policies of the TSX.

  Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Board to be high, in light of the experience, reputation and financial capability of Tahoe and the absence of significant closing conditions outside the control of Rio Alto, other than the Rio Alto Shareholder Approval, the approval by the Court of the Arrangement and other regulatory approvals.

  Superior Proposals. The Arrangement Agreement allows the Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The Board received advice from its financial and legal advisors that the deal protection terms, including the Termination Fee, and circumstances for payment of the Termination Fee, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals.

  Dissent Rights. Any Registered Rio Alto Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise his or her Dissent Rights and receive the fair value for his or her Rio Alto Shares in accordance with the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

  Rio Alto Support Agreements. The directors and executive officers of Rio Alto, holding an aggregate of approximately 2.96% of the Rio Alto Shares as of the date hereof, each entered into a Rio Alto Support Agreement pursuant to which they agreed, among other things, to vote FOR the Arrangement.

  Rio Alto Shareholder and Court Approvals. The Arrangement is subject to the following Rio Alto Shareholder and Court approvals, which protect Rio Alto Shareholders:

a)

the Rio Alto Arrangement Resolution must be approved by an affirmative vote of (a) at least two-thirds of the votes cast at the Meeting by the Rio Alto Shareholders in person or by proxy, and (b) a simple majority of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy (after excluding votes cast in respect of Rio Alto Shares over which Alex Black, President and Chief Executive Officer of Rio Alto, and his joint actors exercise control or direction, and whose votes may not be included in determining minority approval pursuant to MI 61-101); and

b)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Rio Alto Shareholders.

  Review of Possible Alternatives. The Rio Alto Board reviewed possible alternatives of the Arrangement (including the possibility of continuing to operate Rio Alto as an independent entity), and the perceived risks thereof, the range of possible benefits to Rio Alto Shareholders of such alternatives, and the timing and uncertainty of successfully accomplishing any such alternatives.

Do any directors or executive officers of Rio Alto have any interests in the Arrangement that are different from, or in addition to, those of the Rio Alto Shareholders?

In considering the recommendation of the Board to vote FOR the Rio Alto Arrangement Resolution, Rio Alto Shareholders should be aware that some of the directors and executive officers of Rio Alto have interests in the Arrangement that are different from, or in addition to, the interests of Rio Alto Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement – Rio Alto Directors and Executive Officers” and “Securities Laws Considerations – Canadian Securities Laws –MI 61-101 – Protection of Minority Security Holders in Special Transactions” in the Supplement.

All of the Rio Alto Shares, Rio Alto Options, SGC Options and Rio Alto Warrants held by the directors and officers of Rio Alto will be treated in the same fashion under the Arrangement as Rio Alto Shares, Rio Alto Options, SGC Options and Rio Alto Warrants held by every other Rio Alto Shareholder, Rio Alto option-holder, SGC option-holder and Rio Alto warrant-holder, respectively.

How is the Arrangement to be achieved?

The Arrangement will be carried out pursuant to the provisions of the ABCA. An arrangement is a statutory corporate reorganization that is supervised and approved by a court. If the Arrangement is approved at the Meeting, the issuance of Tahoe Shares pursuant to the Arrangement is approved at a special meeting of shareholders of Tahoe (the “Tahoe Meeting”) or in writing in the form of written Tahoe Shareholders consent in accordance with the policies of the TSX, and the other conditions specified in the Arrangement are satisfied or waived (for a summary of such conditions, see “The Arrangement Agreement - Conditions Precedent” in the Supplement). Rio Alto will apply to the Court of Queen’s Bench of Alberta (the “Court”) for a final order approving the Arrangement. If the final order is granted by the Court, Tahoe and Rio Alto will complete the Arrangement shortly thereafter.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

On February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50 percent of Tahoe Shares for the issuance of Tahoe Shares to Rio Alto Shareholders pursuant to the Arrangement in accordance with the policies of the TSX.

What will the composition of the board of directors and the management team of the Combined Company be if the Arrangement is approved?

It is expected that immediately after the Arrangement becomes effective, the board of directors of the Combined Company will consist of nine directors, with six existing directors of Tahoe continuing as directors of the Combined Company and three directors nominated by Rio Alto. Subject to the approval of the Arrangement by the Rio Alto Shareholders and the satisfaction of the other conditions for the completion of the Arrangement, the directors of the Combined Company are anticipated to be: Kevin McArthur, Alex Black, Tanya Jakusconek, A. Dan Rovig, Paul B. Sweeney, James B. Voorhees, Drago Kisic Wagner, Kenneth F. Williamson and Dr. Klaus Zeitler.

The senior management team of the Combined Company will consist of five nominees of Tahoe and three nominees of Rio Alto. Kevin McArthur, the current Vice Chairman and Chief Executive Officer of Tahoe will act as the Executive Chairman of the board of the Combined Company and Alex Black, the current President and Chief Executive Officer of Rio Alto, will act as the Chief Executive Officer of the Combined Company. The senior management team of the Combined Company will also include Ron Clayton as President and Chief Operating Officer, Mark Sadler as Vice President and Chief Financial Officer, Eduardo Loret de Mola as Chief Operating Officer - Peru Operations, Tim Williams as Vice President - Operations, Brian Brodsky as Vice President - Exploration and Edie Hofmeister as Vice President - Corporate Affairs.

Will the Rio Alto Shares continue to be listed on the TSX, the New York Stock Exchange (the “NYSE”), the Frankfurt Stock Exchange or the Bolsa de Valores de Lima S.A. (the “BVL”), the Lima stock exchange?

No. The Rio Alto Shares will be de-listed from the TSX, the NYSE, the Frankfurt Stock Exchange and the BVL when the Arrangement is completed and Rio Alto will become a wholly-owned subsidiary of Tahoe. When the Arrangement is complete, former Rio Alto Shareholders will hold Tahoe Shares, which are listed on the TSX and the NYSE and Tahoe has agreed to use its commercial reasonable efforts to obtain a listing of the Tahoe Shares on the BVL following the completion of the Arrangement, which may not occur concurrently with the completion of the Arrangement.

When is the Arrangement expected to close?

The Arrangement is expected to close on or about April 1, 2015, assuming that the required shareholder approvals of Rio Alto and Tahoe, Court approval and regulatory approvals have been received by such time and subject to the other terms and conditions set out in the Arrangement Agreement.

Should I send my Rio Alto Share certificates now?

You are not required to send your certificates representing Rio Alto Shares to validly cast your vote in respect of the Rio Alto Arrangement Resolution. We encourage registered Rio Alto Shareholders to complete, sign, date and return the enclosed letter of transmittal (the “Letter of Transmittal”), together with their Rio Alto Share certificate(s) (unless held in the DRS), at least two Business Days prior to the Effective Date which will assist in arranging for the prompt exchange of their Rio Alto Shares if the Arrangement is completed.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

When can I expect to receive the Consideration for my Rio Alto Shares?

Assuming completion of the Arrangement, if you hold your Rio Alto Shares through an intermediary, then you are not required to take any action and the Tahoe Shares and the net cash payment will be delivered to your intermediary through the procedures in place for such purposes between CDS Clearing and Depository Services Inc. (“CDS”) or similar entities and such intermediaries. If you hold your Rio Alto Shares through an intermediary, you should contact your intermediary if you have questions regarding this process.

In the case of registered Rio Alto Shareholders (“Registered Rio Alto Shareholders”), within five Business Days after the Effective Date or as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Rio Alto Share certificates (unless held in the DRS) and a duly and properly completed Letter of Transmittal, Tahoe will cause the Depositary to forward DRS Advices representing the Tahoe Shares and a cheque representing the net cash payment to which the Registered Rio Alto Shareholder is entitled by first class mail to the address of the Registered Rio Alto Shareholder as shown on the register maintained by Computershare or at the address set out in the Letter of Transmittal, unless the Registered Rio Alto Shareholder indicates in the Letter of Transmittal that it wishes to pick up the DRS Advices representing the Rio Alto Shares and the cheque representing the net cash payment.

Registered Rio Alto Shareholders who do not deliver their Rio Alto Share certificates (unless held in the DRS) and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive Tahoe Shares and net cash payment.

See “The Arrangement – Procedure for Exchange of Rio Alto Shares” in the Circular.

Do I have a right of dissent in respect of any of the matters to be considered at the meeting?

Yes. Registered Rio Alto Shareholders are entitled to Dissent Rights in connection with the adoption of the Rio Alto Arrangement Resolution. Those Rio Alto Shareholders who properly exercise their Dissent Rights will be entitled to be paid fair value for their Rio Alto Shares. If you wish to dissent from the Rio Alto Arrangement Resolution, you must provide a dissent notice to Rio Alto, care of Davis LLP, 1000, 250 2nd Street S.W., Calgary, Alberta T2P 0C1 Attention: Daniel Kenney, and that notice must be received not later than 9 a.m. (Vancouver Time) on March 30, 2015 or 9:00 a.m. (Vancouver time) on the date which the Rio Alto Meeting may be postponed or adjourned.

It is important that you strictly comply with the dissent requirements, which are summarized in the Circular, otherwise your Dissent Rights may not be recognized.

How many votes do I have?

You will have one vote for each common share of the Company you own at the close of business on February 25, 2015, the record date (the “Record Date”) for the Meeting.

How many shares are eligible to vote?

The Company is authorized to issue an unlimited number of Rio Alto Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the date hereof, the Company has 334,166,939 Rio Alto Shares and no Preferred Shares outstanding. The Rio Alto Shares are the only shares entitled to be voted at the Meeting, and holders of Rio Alto Shares are entitled to one vote for each Rio Alto Share held.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

As of the date hereof, to the knowledge of the directors and senior officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over Rio Alto Shares carrying more than 10% of the voting rights of the Company except for Van Eck Associates Corporation (“VEAC”), an investment manager which has investment authority over accounts that hold Rio Alto Shares and which has reported in an Alternative Monthly Report dated February 4, 2015, a copy of which being available on Rio Alto’s SEDAR profile at www.sedar.com that based on the accounts over which it has investment authority, it has control or direction over a total of 59,293,079 Rio Alto Shares representing approximately 17.74% of the issued and outstanding Rio Alto Shares as of the date thereof.

How many votes are required to approve the Rio Alto Arrangement Resolution?

The Rio Alto Arrangement Resolution must be passed by (i) an affirmative vote of no less than two-thirds of the votes cast FOR the resolution by the Rio Alto Shareholders present in person or by proxy at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy, other than votes cast in respect of Rio Alto Shares over which Alex Black, President and Chief Executive Officer of Rio Alto and his joint actors exercise control or direction, representing 1.46% of the issued and outstanding Rio Alto Shares (as of February 27, 2015).

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by Proxy, as explained below. If your shares are registered in the name of an Intermediary (as hereinafter defined), please see the instructions below under the heading “Voting for non-registered holders.”

Voting by proxy for registered holders

You are a Registered Rio Alto Shareholder if your Rio Alto Shares are held in your name or if you have a certificate for Rio Alto Shares. As a Registered Rio Alto Shareholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your proxy if you intend to vote in person at the Meeting.
Mail

Enter voting instruction, sign the form of proxy and send your completed form in the accompanied pre-paid envelope to:

Computershare Investor Services Inc.
Attention: Proxy Department
8th Floor, 100 University Avenue,
Toronto, ON M5J 2Y1

Telephone	North America: 1-866-732-VOTE (8683) Outside of North America: (312) 588-4290
Fax	North America: 1-866-249-7775 or International: (416) 263-9524 – Please scan and fax both pages of your completed, signed form of proxy.
Internet	Go to www.investorvote.com. Enter your 15 digit control number printed on the form of proxy and follow the instructions on the website to vote your Rio Alto Shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Questions?	Call Kingsdale Shareholder Services at 1-866-581-1479 (toll-free within North America) or 416-867-2272 (collect call outside North America).

Your vote must be received at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you vote by telephone or via the Internet, do not complete or return the form of proxy.

Voting for non-registered holders

If your Rio Alto Shares are not registered under your name, they will likely be registered under the name of your broker or an agent of that broker (the “Intermediary”). Each Intermediary has its own procedures; please follow them carefully to ensure that your shares are voted at the Meeting according to your instructions.

Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Your Intermediary should have sent you this Circular, together with either (a) the Voting Instruction Form (“VIF”) to be completed and signed by you and returned to them as required, or (b) a form of proxy, which has already been signed by the Intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to Computershare or Kingsdale no later than 48 hours, excluding Saturdays, Sundays and holidays, prior the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a VIF, follow the instructions set out on the VIF and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to Computershare no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting.

Late proxies from non-registered holders may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you have any questions or need assistance completing your proxy or VIF, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com.

How will my proxy be voted?

On the form of proxy, you can indicate how you would like your proxy holder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the Management Designees (whose names appear on the form of proxy) intend to vote your shares FOR the Rio Alto Arrangement Resolution.

How can I revoke my proxy?

If you are a Registered Rio Alto Shareholder, you may revoke your proxy by taking one of the following steps:

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

  You may submit a new proxy to Computershare before 9:00 a.m. (Vancouver time) of March 26, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting; or

  You (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company: Suite 1950- 400 Burrard Street, Vancouver, BC V6C 3A6 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

  You (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law.

If you are a non-registered shareholder, you should contact your Intermediary through which you hold Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

How are proxies solicited?

The Company’s management and directors have engaged Kingsdale to solicit your proxy and the costs of doing so are being borne by the Company. The Company expects to pay fees of approximately $175,000 to Kingsdale for its proxy solicitation services in addition to certain out-of-pocket expenses. In addition to soliciting proxies by mail or telephone, Kingsdale or the Company’s directors, officers and employees of the Company may also, without additional compensation, solicit proxies in person or by phone, fax or other form of electronic communication.

Who counts the votes?

The Company’s transfer agent, Computershare, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

Who do I contact if I have questions?

If you have any inquiries, you can contact Kingsdale, the Company's information and solicitation agent, as follows:

Kingsdale Shareholder Services
130 King Street West, Suite 2950
P.O. Box 361, Toronto, Ontario M5X 1E2

Toll free in North America: 1-866-581-1479
Collect outside of North America: 416-867-2272
Email: contactus@kingsdaleshareholder.com

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

BUSINESS OF THE MEETING

Record Date

The Board has fixed the close of business on February 25, 2015 as the record date (previously defined as the “Record Date”), being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A Rio Alto Shareholder has the right to appoint a person or entity (who need not be a Rio Alto Shareholder) to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed instrument of proxy. He/She may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at Company’s transfer agent at the address indicated on the enclosed envelope, by fax at the toll-free number set out on the enclosed proxy or voting instruction form, no later than 9:00 a.m. (Vancouver Time) on March 26, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Proxies received after such time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

A Rio Alto Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Rio Alto Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The shares represented by the proxy submitted by a Rio Alto Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Unless a Rio Alto Shareholder who has granted a proxy has agreed that it shall be irrevocable, a Rio Alto Shareholder is entitled to revoke a proxy at any time prior to the exercise thereof at the Meeting:

(a)	You may submit a new proxy to Computershare before 9:00 a.m. (Vancouver time) of March 26, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting; or

(b)

You (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Company and deposited at the corporate office of the Company: Suite 1950-400 Burrard Street, Vancouver, BC V6C 3A6 at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

(c)

You (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law.

If you are a non-registered shareholder, you should contact your Intermediary through which you hold Rio Alto Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them and on any ballot that may be called for. In the absence of such direction, such shares will be voted FOR the passing of all the resolutions described herein. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the shares will be voted on such matters in accordance with the best judgment of the person named as proxy therein.

Voting by Non-Registered Rio Alto Shareholders

Only Registered Rio Alto Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Rio Alto Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the meeting, all Rio Alto Shareholders are requested to vote their proxy in accordance with the instructions stated on the proxy.

Most Rio Alto Shareholders are “non-registered” shareholders (“Non-Registered Rio Alto Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Rio Alto Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered Rio Alto Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

There are two kinds of Non-Registered Rio Alto Shareholders: those who object to their name being made known to the issuers of securities which they own (called Objecting Beneficial Owners or “OBOs”) and those who do not object (called Non-Objecting Beneficial Owners or “NOBOs”).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. Rio Alto has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare. These voting instruction forms are to be completed and returned to Computershare in the postage paid envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by e-mail.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy and the Letter of Transmittal (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to OBOs. Management of the Company intends to pay for Intermediaries to forward the Meeting Materials to OBOs and OBOs will receive a copy of the Meeting Materials.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Intermediaries are required to forward the Meeting Materials to Non-Registered Rio Alto Shareholders unless a Non-Registered Rio Alto Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Rio Alto Shareholders. Generally, Non-Registered Rio Alto Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Rio Alto Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Rio Alto Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Rio Alto Shareholder when submitting the proxy. In this case, the Non-Registered Rio Alto Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare at 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1 by mail, or via fax to 1-866-249-7775 for North America and (416) 263-9524 for international faxes, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

In either case, the purpose of these procedures is to permit Non-Registered Rio Alto Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Rio Alto Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Rio Alto Shareholder), the Non-Registered Rio Alto Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Rio Alto Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Rio Alto Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Rio Alto Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of Rio Alto Shares. As of the date hereof, 334,166,939 Rio Alto Shares are issued and outstanding. Each Rio Alto Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. All such holders of record of Rio Alto Shares as of the Record Date are entitled either to attend and vote thereat in person the Rio Alto Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Rio Alto Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the directors and senior officers of Rio Alto beneficially own, or control or direct, directly or indirectly, 9,880,416 Rio Alto Shares, representing approximately 2.96% of the issued and outstanding Rio Alto Shares in the aggregate. The directors and officers of Rio Alto have entered into the Rio Alto Support Agreements, pursuant to which they have agreed to vote their Rio Alto Shares FOR the Rio Alto Arrangement Resolution.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no one person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company entitled to be voted at the Meeting except as follows:

Name	Number of Rio Alto Shares Owned or Controlled	Percent of Outstanding Rio Alto Shares(1)
Van Eck Associates Corporation	59,293,079(2)	17.74%(2)

Notes:

(1)	Assumes 334,166,939 Rio Alto Shares issued and outstanding.

(2)

Represents the collective holdings of all accounts over which VEAC has investment authority in its capacity as Investment Manager (as such term is defined in National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues). Please refer to the Alternative Monthly Report filed by VEAC dated February 4, 2015, a copy of which being available on Rio Alto’s SEDAR profile at www.sedar.com

The Arrangement

At the Meeting, Rio Alto Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Rio Alto Arrangement Resolution, the full text of which is set forth in Appendix “A” attached hereto. Among other things, pursuant to the Arrangement, Tahoe will acquire all of the Rio Alto Shares and the Rio Alto Shareholders will receive 0.227 of a Tahoe Share and $0.001 in cash for each Rio Alto Share held.

For additional information concerning the Arrangement, the Arrangement Agreement, a summary of certain of the tax consequences of the Arrangement to the Rio Alto Shareholders, the material risk factors associated with the Arrangement, Tahoe and the Combined Company following the Arrangement and other relevant information, please refer to “The Arrangement” and “The Arrangement Agreement” in the Supplement, as well as the Arrangement Agreement, available on Rio Alto’s profile at www.sedar.com, and the Plan of Arrangement attached as Schedule “A” to the Supplement.

Principal Steps relating to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

1.	Rio Alto Shareholder Rights Plan

The rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect.

2.	Dissent Shares

Each Rio Alto Share held by a Dissenting Rio Alto Shareholder (as defined herein below) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Tahoe and Tahoe shall thereupon be obliged to pay the amount therefor determined

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com and payable in accordance with Article 5 of the Plan of Arrangement; and (i) such Dissenting Rio Alto Shareholders shall cease to be the holders of such Rio Alto Shares and to have any rights as Rio Alto Shareholders other than the right to be paid the fair value for such Rio Alto Shares; and (ii) the name of each such Dissenting Rio Alto Shareholder shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares and Tahoe shall be recorded as the registered holder of the Rio Alto Shares so transferred and shall be deemed to be the legal owner of such Rio Alto Shares.

3.	Transfer of Rio Alto Shares to Tahoe

Each outstanding Rio Alto Share will, without further act or formality by or on behalf of a holder of the Rio Alto Shares, be irrevocably transferred by the holder thereof to Tahoe (free and clear of all Liens) in exchange for 0.227 of one Tahoe Share and $0.001 in cash for each Rio Alto Share held (the “Consideration”), and the holders of such Rio Alto Shares shall cease to be the holders thereof and to have any rights as holders of such Rio Alto Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement. Such holder’s name shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares legal and beneficial title to such Rio Alto Shares will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Rio Alto Shares (free and clear of any Liens) and will be entered in the central securities register of Rio Alto as the sole holder thereof.

4.	Exchange of Rio Alto Options

All Rio Alto Options shall vest and in accordance with the terms of the Rio Alto Options, each Rio Alto Option shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such a Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash.

The exercise price per Tahoe Share subject to any such Rio Alto Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such Rio Alto Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of Rio Alto Options shall be rounded up to the nearest whole cent).

Subject to the foregoing, each Rio Alto Option shall continue to be governed by and be subject to the terms of the Rio Alto Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Options to facilitate the exercise of the Rio Alto Option and the payment of the corresponding portion of the exercise price with each of them. Each Rio Alto Option will remain exercisable for a period of one year from the date on which the holder of such options with Rio Alto is terminated in connection with the Arrangement, being the exercise period provided for in the Rio Alto Option Plan.

In the event that the Tahoe Option In-The-Money Amount in respect of a Rio Alto Option exceeds Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option, the number of Tahoe Shares which may be acquired on exercise of the Rio Alto Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the Rio Alto Option does not exceed Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

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5.	Exchange of SGC Options

Each outstanding SGC Option shall, without any further action on the part of any holder of an SGC Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such a SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash.

The exercise price per Tahoe Share subject to any such SGC Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such SGC Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of SGC Options shall be rounded up to the nearest whole cent).

Subject to the foregoing, each SGC Option shall continue to be governed by and be subject to the terms of the SGC Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of SGC Options to facilitate the exercise of the SGC Option and the payment of the corresponding portion of the exercise price with each of them.

In the event that the Tahoe Option In-The-Money Amount in respect of a SGC Option exceeds SGC Option In-The-Money Amount in respect of the SGC Option, the number of Tahoe Shares which may be acquired on exercise of the SGC Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the SGC Option does not exceed SGC Option In-The-Money Amount in respect of the SGC Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

6.	Transfer of Rio Alto Shares to Subco

Each Rio Alto Share held by Tahoe will be transferred to Subco in consideration of the issue by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred, the stated capital in respect of the Rio Alto Shares will be reduced to $1.00 without any repayment of capital in respect thereof. Rio Alto will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act.

7.	Amalgamation

Subco and Rio Alto shall amalgamate to continue as one corporation under Section 184(1) of the ABCA.

8.	Treatment of Rio Alto Warrants

After the Effective Time, each holder of a Rio Alto Warrant shall be entitled to receive upon the exercise of such holder's Rio Alto Warrant, in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Tahoe Shares and cash which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Rio Alto Shares to which such holder would have been entitled if such holder had exercised such holder's Rio Alto Warrants immediately prior to the Effective Time. Each Rio Alto Warrant shall continue to be governed by and be subject to the terms of the applicable Rio Alto Warrant certificate, subject to any supplemental exercise documents issued by Tahoe to holders of Rio

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Alto Warrants to facilitate the exercise of the Rio Alto Warrants and the payment of the corresponding portion of the exercise price with each of them.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Rio Alto and Tahoe and their respective legal and financial advisors. The following is a summary of the background leading up to the Arrangement Agreement.

Rio Alto’s Board and senior management team regularly considers strategic opportunities, including potential corporate and asset transactions. Prior to the consideration of the proposed Arrangement described in the Circular, Rio Alto’s management team and Board had from time to time considered strategic alternatives to enhance shareholder value. Several of these opportunities proceeded to the execution of confidentiality agreements, but none of them led to discussions with respect to a binding agreement. GMP was retained as financial advisor to Rio Alto and its Board to assist in evaluating such strategic alternatives. GMP’s engagement as financial advisor to Rio Alto and its Board regarding the Arrangement was amended and formalized at a later date, which included assisting in the negotiation of a transaction and providing a fairness opinion to the Board.

In early September 2014, Kevin McArthur, Vice Chair and Chief Executive Officer of Tahoe requested that GMP make an inquiry of Alex Black, President and Chief Executive Officer of Rio Alto, regarding his availability to meet at the Denver Gold Forum in Denver Colorado. GMP also provided Rio Alto and Tahoe with a preliminary analysis of a proposed transaction based on publicly available information. Both parties expressed an interest in reviewing further financial analyses of the potential business combination.

GMP arranged for Mr. McArthur and Mr. Black to meet during the Denver Gold Forum later in September where they discussed a potential business combination. Both parties agreed to further evaluate the merits of a proposed transaction and entered into a confidentiality agreement on September 24, 2014 (the “Confidentiality Agreement”) relating to the sharing of information to allow both parties to commence their due diligence review. Following execution of the Confidentiality Agreement, each party provided the other with access to an electronic data room containing confidential non-public information, as well as ongoing access to key management personnel. Each of Rio Alto and Tahoe requested that GMP prepare a preliminary financial analysis, this time based on confidential information from the parties, showing what a combination of the companies would look like based upon the confidential information to be provided by each company.

Accompanied by representatives of GMP, Mr. Black and Mr. McArthur met in Miami, Florida in early November 2014 to further discuss the merits of a potential business combination, the initial results of their respective due diligence review and additional analysis provided by GMP. Both parties agreed to advance discussions with respect to a potential transaction and conduct reciprocal site visits. In addition, each of Rio Alto and Tahoe requested that GMP continue to prepare financial analyses of the business combination based on the continued due diligence information.

At its regularly scheduled meeting on November 7, 2014, the Board of Rio Alto convened to discuss, among other things, strategic alternatives of the Company. Mr. Black referred the Board to a presentation provided by GMP that outlined preliminary analyses of several potential transaction opportunities, including the proposed business combination with Tahoe. GMP’s presentation included an evaluation of (i) the impact to key financial and operating metrics, (ii) the strengths, weaknesses, opportunities and risks of each potential transaction opportunity, (iii) ability to fund the construction costs of both the Shahuindo and La Arena Phase II and (iv) the pro forma positioning of Rio Alto under each alternative across various metrics. Mr. Black advised the Board that the Company had entered into the

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Confidentiality Agreement with Tahoe, commenced its initial review of the information provided under the Confidentiality Agreement, and was in the process of planning reciprocal site visits.

The Board requested that the Company seek out and engage a consulting firm with the appropriate qualifications to provide the Company with a thorough analysis of the political, social and economic situation in Guatemala with a view to obtaining an understanding the environment in which Tahoe operates as well as the risks and uncertainties faced by Tahoe. Carlos Herrera was engaged on December 1, 2014 and provided its report to the Company on December 19, 2014.

Rio Alto’s technical team undertook a site visit to the Escobal mine and Tahoe’s Guatamala City offices in Guatemala on December 13 and 14, 2014. Tahoe’s technical team completed a site visit to the La Arena mine, Shahuindo project and Rio Alto’s Lima offices in Peru on December 15, 16 and 17, 2014. Over the course of both site visits, the companies’ technical teams and key onsite personnel held lengthy meetings to discuss the prospect of combining the companies.

On December 22, 2014, the Board of Rio Alto resolved to conduct a formal review of the various strategic alternatives available to the Company (the “Strategic Review”). For purposes of efficiency and to ensure that the Board’s decision-making was free from any conflict of interest, it was deemed appropriate to establish a special committee of independent directors (the “Special Committee”) to conduct the Strategic Review, including an evaluation of the potential business combination with Tahoe and the terms of such potential transaction. Accordingly, the Board constituted the Special Committee, appointing Dr. Klaus Zeitler, Ram Ramachandran, Sidney Robinson, and Drago Kisic Wagner as its members.

On January 12, 2015, Mr. McArthur and Mr. Black met in Tahoe’s corporate office in Reno, Nevada to continue discussing the merits of a potential business combination and to evaluate the results of the due diligence to date with Tahoe’s executive management team. On January 13 and 14, 2015, GMP visited Reno and met with the Tahoe executive team. It subsequently provided each party with further financial analysis of the proposed business combination. Based on the merits of a business combination and positive due diligence reviews by both companies, Rio Alto and Tahoe decided to commence negotiations with respect to the financial terms upon which a transaction could be completed.

Mr. Black and Mr. McArthur, together with representatives of GMP, subsequently met in Toronto, Ontario on January 24, 2015 to discuss a potential transaction structure, relative valuation and respective representation from each company on a combined company’s board of directors. Given the mutual decision to commence negotiations, Rio Alto and Tahoe later agreed that GMP would act solely as the financial advisor to Rio Alto and its Board and would no longer act as an intermediary between the two companies. Subsequently, Tahoe retained BMO Capital Markets to act as its lead financial advisor with respect to transaction discussions with Rio Alto.

On February 2, 2015, Cassels Brock & Blackwell LLP, legal counsel to Tahoe, forwarded to Davis LLP, legal counsel to Rio Alto, a draft arrangement agreement and the preparation of documentation commenced. The preparation and negotiation of the documentation continued throughout this period until the execution of the Arrangement Agreement on February 9, 2015 with the participation of Cassels Brock & Blackwell LLP, legal counsel to Tahoe, Davis LLP, legal counsel to Rio Alto, and Torys LLP, legal counsel to the Special Committee.

On February 3, 2015, Tahoe provided Rio Alto with a non-binding proposal letter and indicative term sheet that set out the terms and conditions of a potential business combination between the two companies, including a range of share exchange ratios and an agreement to work exclusively and in good faith with one another in an effort to permit each of the two companies to address remaining due diligence items and negotiate legally binding agreements relating to the business combination (the “Tahoe Proposal”).

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On February 3, 2015, the Special Committee held a meeting with the executive officers of Rio Alto and its advisors to consider the Tahoe Proposal, the proposed form of arrangement agreement, the scope, status and results to date of the due diligence review of Tahoe, the political, social and economic factors relevant to Tahoe’s business in Guatemala, among other matters.

The Board of Rio Alto held a meeting on February 4, 2015 to evaluate the Tahoe Proposal, at which time the Board received presentations from senior management which gave a thorough background of the negotiations that had taken place to date and results of the due diligence completed on Tahoe, the Escobal mine and Guatemala. In addition, GMP provided a presentation outlining its views on the relative values of Rio Alto and Tahoe and a financial analysis of the Tahoe Proposal, including an indication that, based on the anticipated transaction terms and subject to a further review of the final negotiated terms, GMP expected to be in a position to be able to deliver an opinion as to the fairness of the Arrangement, from a financial point of view, to Rio Alto Shareholders. Following the presentations, after full consideration of the strategic alternatives available to the Company, the Board instructed Mr. Black and his team to complete its due diligence review of Tahoe and continue negotiating final terms with respect to the proposed business combination. After the Board meeting, the Special Committee convened and determined that they would obtain a fairness opinion from a separate financial advisor in addition to GMP, and subsequently retained Scotia on February 5, 2015 for this purpose. The Special Committee also retained Torys LLP as independent legal counsel to the Special Committee to advise on the transaction.

On February 4, 2015, Tahoe retained Raymond James as a financial advisor and to provide a fairness opinion.

On February 5, 2015, the Special Committee met to receive and consider additional information regarding Guatemala and the risks faced by Tahoe in Guatemala, among other matters. At this meeting, Carlos Herrera and representatives of Tahoe provided the Special Committee with additional background information regarding the current political, social and economic situation in Guatemala, with a focus on the risk of the imposition of additional taxes and/or royalties by the Guatemalan government on Tahoe's operations, Guatemala's political stability, the strength of anti-mining sentiment in Guatemala and, in particular, in the area surrounding the Escobal Mine, and the risk of influence by drug cartels on Tahoe's operations. The Special Committee also discussed with Mr. Herrera and representatives of Tahoe the independence of the Guatemalan constitutional court and other matters related to the appeal before the Guatemalan Constitutional Court that is related to the grant of the exploitation license for the Escobal Mine. The Special Committee also heard from the Company's Guatemalan legal counsel and representatives of Tahoe regarding the background to and the potential outcomes of the appeal before the Guatemalan Constitutional Court. Representatives of Scotia also provided preliminary advice to the Special Committee in respect of their engagement to provide the Special Committee with a fairness opinion in respect of the proposed business combination. The Special Committee also reviewed the draft Arrangement Agreement with management of the Company and the Company's legal counsel.

The Special Committee met with counsel to Rio Alto and the Special Committee on February 6. At this meeting, the Special Committee reviewed its legal and fiduciary duties and obligations in connection with its review of the proposed business combination with Torys LLP and discussed the key terms of the draft Arrangement Agreement and outstanding issues to be resolved.

During the morning of February 7, 2015, Mr. Black and Mr. McArthur met in Toronto, Ontario to negotiate certain of the financial terms by which the two companies would complete the proposed business combination, including the final share exchange ratio. Senior management of Rio Alto and Tahoe, together with their respective financial and legal advisors, then continued to work through February 7 and 8, 2015 to negotiate terms of the proposed business combination. In addition, Tahoe and GMP, separately contacted Tahoe’s largest shareholder, Goldcorp Inc. (“Goldcorp”), with a view of gauging Goldcorp’s level of support for the transaction. Goldcorp agreed to support the transaction.

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On February 8, 2015, the Special Committee, with the participation of Scotia and Torys LLP, met to further evaluate the materials and financial terms of the Tahoe Proposal, discuss the results of the due diligence completed to date, and to receive an oral fairness opinion from Scotia, subsequently confirmed in writing, to the effect that as of February 8, 2015, and based upon the consideration and subject to the assumptions, qualifications and limitations stated in its opinion, the consideration to be received by Rio Alto Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Rio Alto. Later in the afternoon, the Board of Rio Alto, together with the Special Committee and GMP, met to (i) review the final terms of the Arrangement Agreement as negotiated, (ii) receive GMP’s presentation on the final terms of the proposed Arrangement, (iii) consider other factors relevant to the proposed Arrangement, including, among other things, the risks inherent in or mitigated by the proposed transaction, and (iv) receive an oral fairness opinion from GMP, later confirmed in writing, reaffirming GMP’s view that, based upon and subject to the scope of review and the assumptions and limitations contained in its opinion, as of February 8, 2015, the consideration to be received by Rio Alto Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Rio Alto.

Based on its review of the terms of the Arrangement Agreement, the fairness opinion of GMP, the fairness opinion of Scotia, the impact of the proposed transaction on the various stakeholders of Rio Alto, the recommendation of the Special Committee, and other factors, the Board of Rio Alto unanimously determined that the consideration to be received by Rio Alto Shareholders under the Arrangement was fair, from a financial point of view, to Rio Alto Shareholders and the proposed transactions were in the best interests of Rio Alto. The Board of Rio Alto unanimously authorized and approved the execution and delivery of the Arrangement Agreement by Rio Alto.

The Arrangement Agreement was executed by both parties on the morning of February 9, 2015. Officers and directors of Rio Alto, representing 2.96% of the Rio Alto common shares, entered into voting support agreements, pursuant to which they agreed to vote their Rio Alto common shares held in favor of the Arrangement. Goldcorp, owning approximately 39% of the Tahoe shares and officers and directors of Tahoe owning approximately 3.5% of Tahoe’s shares entered into agreements to vote in favor of the issuance of the Tahoe shares pursuant to the Arrangement. That same day, the terms of the business combination were subsequently announced in a joint press release issued by Rio Alto and Tahoe prior to the commencement of trading on the TSX.

Fairness Opinion of GMP

Engagement

Pursuant to a letter agreement dated February 8, 2015, Rio Alto retained GMP as financial advisor to Rio Alto and the Board in connection with the Arrangement. GMP, as part of its engagement, agreed to render a written opinion as to the fairness, from a financial point of view, to the Rio Alto Shareholders of the consideration to be received by Rio Alto Shareholders pursuant to the Arrangement. GMP was not engaged to make (and has not made) an independent formal valuation of Rio Alto or Tahoe or of their respective material assets or securities.

At a meeting on February 8, 2015, GMP provided the Board with an oral opinion, which was subsequently confirmed in a written opinion (the “GMP Fairness Opinion”), to the effect that, based on its review and subject to the assumptions, limitations and qualifications contained therein, GMP was of the opinion that, as of the date of the written opinion, the consideration to be received by Rio Alto Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Rio Alto Shareholders.

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GMP’s Credentials

GMP is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The GMP Fairness Opinion is the opinion of GMP and the form and content of the GMP Fairness Opinion have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of the Opinion

The full text of the GMP Fairness Opinion dated February 8, 2015 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is set out as Appendix “B” to this Rio Alto Circular. The GMP Fairness Opinion was prepared at the request and for the information of the Board. The opinion is directed only to the fairness, from a financial point of view, of the consideration receivable by Rio Alto Shareholders pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Board in considering the Arrangement and does not constitute a recommendation of any kind to any Rio Alto Shareholder as to how such shareholder should vote with respect to the matters to be considered at the Meeting. The foregoing summary of the opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “B” to this Rio Alto Circular.

The GMP Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the GMP Fairness Opinion and the condition and prospects, financial and otherwise, of Rio Alto and Tahoe as they were reflected in the information and documents reviewed by GMP and as they were represented to GMP in discussions with the management of Rio Alto. Subsequent developments may affect the GMP Fairness Opinion. GMP has disclaimed any obligation to advise any person of any change that may come to its attention or to update it opinion.

Fees

Under its engagement letter with GMP, Rio Alto had agreed to pay GMP a fixed fee for rendering its opinion. GMP will receive an additional fee for its services in connection with the Arrangement, a portion of which is contingent upon the completion of the Arrangement. Rio Alto has also agreed to indemnify GMP and certain related persons against liabilities in connection with its engagement, including certain liabilities under securities legislation.

Relationship with Interested Parties

GMP has advised Rio Alto that none of GMP, its affiliates or its associates is an “insider”, “associate” or “affiliate” (as such terms are defined in the Securities Act (Ontario)) of Rio Alto or Tahoe. In the ordinary course of its business, GMP and its affiliates may actively trade in the debt and equity securities of Rio Alto and Tahoe for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. GMP may continue providing investment banking services to Rio Alto and any subsidiary of Rio Alto following completion of the Arrangement.

Fairness Opinion of Scotia

Engagement

The Board established the Special Committee to, among other things, review and consider the Arrangement. Pursuant to an engagement letter dated February 5, 2015, the Special Committee retained Scotia as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee a written opinion as to the fairness, from a financial point of view, of the Consideration offered under the Arrangement (“Scotia Fairness Opinion”). Scotia was not

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engaged to make (and has not made) an independent formal valuation of Rio Alto or Tahoe or of their respective material assets or securities.

At a meeting on February 8, 2015, Scotia provided the Special Committee with an oral opinion, which was subsequently confirmed in a written opinion dated February 8, 2015, to the effect that, based on its review and subject to the assumptions, limitations and qualifications contained therein, Scotia was of the opinion that, as of the date of the written opinion, the consideration being offered by Tahoe pursuant to the Arrangement was fair, from a financial point of view, to the Rio Alto Shareholders.

Scotia’s Credentials

Scotia is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Scotia Fairness Opinion is the opinion of Scotia and the form and content of the Scotia Fairness Opinion have been approved for release by a committee of Scotia’s senior management and legal counsel, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of the Opinion

The full text of the Scotia Fairness Opinion dated February 27, 2015 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is set out as Appendix “C” to this Rio Alto Circular. The Scotia Fairness Opinion was prepared at the request and for the information of the Special Committee. The opinion is directed only to the fairness, from a financial point of view, of the consideration receivable by Rio Alto Shareholders pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Special Committee in considering the Arrangement and does not constitute a recommendation of any kind to any Rio Alto Shareholder as to how such shareholder should vote with respect to the matters to be considered at the Meeting. The foregoing summary of the opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “C” to this Rio Alto Circular.

Fees

Pursuant to the terms of its engagement with the Special Committee, Rio Alto has agreed to pay Scotia a fixed fee for rendering the Scotia Fairness Opinion, no portion of which was conditional upon the Scotia Fairness Opinion being favourable, or that was contingent upon the consummation of the Arrangement. Rio Alto is also required to reimburse Scotia for all reasonable out-of-pocket expenses and to indemnify Scotia in relation to certain claims or liabilities that may arise in connection with the services performed in connection with the Arrangement.

Relationship with Interested Parties

Scotia has advised Rio Alto that it is not an “associated” or “affiliated” entity or “issuer insider” (as such terms are used in MI 61-101) of Rio Alto or Tahoe. In the ordinary course of its business, Scotia and its affiliates may actively trade in the debt and equity securities of Rio Alto and Tahoe for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

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Recommendation of the Special Committee

As noted above, the Special Committee members were Dr. Klaus Zeitler, Drago Kisic, Ram Ramachandran and Sidney Robinson.

The mandate of the Special Committee included: (i) reviewing, considering and evaluating a proposed business combination with Tahoe; (ii) conducting and carrying out such investigations in relation to the proposed transaction as the Special Committee may deem necessary or advisable; (iii) supervising the negotiation of the terms of the proposed transaction; (iv) supervising the preparation of documents which the Company may propose to enter into in respect of the proposed transaction; (v) reporting, and making recommendations to the Board with respect to the approval of the proposed transaction; and (vi) doing any or all of the above or any other such things as the Special Committee may deem necessary or advisable so as to allow the Board to comply with all of its duties and obligations under applicable corporate and securities legislation and policies.

The Special Committee was also granted all such powers as it reasonably required to discharge its mandate, including the ability to retain such independent advisors as it considered necessary or desirable, on such terms as the Special Committee considered appropriate.

The Special Committee retained Scotia to act as financial advisor to the Special Committee and to provide the Scotia Fairness Opinion. All directors, officers and employees of Rio Alto were also authorized and directed to make available any and all information regarding Rio Alto that was requested by the Special Committee from time to time during the course of carrying out its mandate.

The Special Committee, having taken into account the Scotia Fairness Opinion and such other matters as it considered relevant, unanimously determined that the Arrangement was fair to Rio Alto Shareholders and that it was in the best interests of Rio Alto. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement and recommended that the Board enter into the Arrangement Agreement and recommend to the Rio Alto Shareholders that they vote FOR the Rio Alto Arrangement Resolution.

Recommendation of the Board of Rio Alto

After careful consideration, and following the unanimous recommendations of the Special Committee, the Board has unanimously determined that the Arrangement is fair to the Rio Alto Shareholders, and that it is in the best interests of Rio Alto that the Arrangement be completed. Accordingly, the Board has approved the Arrangement and unanimously recommends that Rio Alto Shareholders vote FOR the Rio Alto Arrangement Resolution. The full text of the Rio Alto Arrangement Resolution is found in Appendix “A” to this Rio Alto Circular.

In arriving at its recommendation, the Board considered a number of factors, including the following:

1.

Creation of a Leading Precious Metals Producer. The Arrangement combines Rio Alto’s currently producing, low-cost La Arena Gold Oxide Mine and the low-cost, scalable Shahuindo Project located in Peru with Tahoe’s producing Escobal Mine in Guatemala, one of the world’s largest and highest grade silver mines, providing the Combined Company with a high quality asset base and a strong growth platform.

2.

Immediate Premium. Under the Arrangement, Rio Alto Shareholders have been offered a consideration equivalent to $4.00 per Rio Alto Share based on the closing price of Tahoe Shares on the TSX of $17.64 on February 6, 2015, which represents a premium of 22.1% to the closing price of Rio Alto Shares of $3.28 on the TSX on February 6, 2015 and a premium of 20.3% based

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on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

3.

Equity Ownership in a High-Margin and High-Growth Producer with an Attractive Dividend. The Arrangement is expected to provide Rio Alto Shareholders with meaningful participation in a larger company with an enhanced market presence, including a market capitalization of over $3.2 billion, a strong balance sheet with zero net debt, strong and growing operating margins, and attractive dividends to provide increased returns during the construction of the Shahuindo Project. Rio Alto Shareholders are expected to hold approximately 35% of the issued and outstanding Tahoe Shares after completion of the Arrangement

4.

Superior Financial Returns. The Combined Company is expected to experience strong financial returns in the future and enhanced free cash flow generation, which may improve Rio Alto’s future financial position and provide the financial flexibility to fund the Company’s growth initiatives, including the construction of the Shahuindo Project in 2015 and the potential future development of La Arena Phase II.

5.

Continuity at the Board and Management Levels of the Combined Company. After the Effective Date, it is expected that the Board of Directors of the Combined Company will consist of nine directors, of whom three would be nominees of Rio Alto. Alex Black, the current President and Chief Executive Officer of Rio Alto, is expected to assume the role as Chief Executive Officer of the Combined Company, and several other members of Rio Alto’s management and technical team are expected to continue in their current positions with Rio Alto in the Combined Company.

6.	Expanded Operational Capabilities. The Arrangement adds proven experience in the construction and operation of underground mines, complementing Rio Alto’s current expertise in open-pit mining.

7.

Extensive Due Diligence Completed. Rio Alto’s management and technical teams have completed a detailed due diligence review of Tahoe, which included a site visit, geological analysis and country risk assessment.

8.

Fairness Opinions. In the opinion of GMP, the financial advisor to Rio Alto, and Scotia, the financial advisor to the Special Committee, as at the date of the GMP Fairness Opinion and the Scotia Fairness Opinion, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Rio Alto Shareholders under the Arrangement was fair, from a financial point of view, to the Rio Alto Shareholders.

9.

Tahoe Shareholder Approval. The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Tahoe shareholders present in person or represented by proxy at the Tahoe Meeting or by written consent. Goldcorp and the directors and officers of Tahoe, who collectively hold approximately 43% of the Tahoe Shares as of the date hereof, each entered into Tahoe Support Agreements pursuant to which they agreed, among other things, to vote FOR the Arrangement. On February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50 percent of Tahoe Shares for the Tahoe Share Issuance Resolution in accordance with the policies of the TSX.

10.

Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Board to be high, in light of the experience, reputation and financial capability of Tahoe and the absence of significant closing conditions outside the control of Rio Alto, other than the Rio Alto Shareholder Approval, the approval by the Court of the Arrangement and other regulatory approvals.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

11.

Superior Proposals. The Arrangement Agreement allows the Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The Board received advice from its financial and legal advisors that the deal protection terms, including the Termination Fee, and circumstances for payment of the Termination Fee, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals.

12.

Dissent Rights. Any Registered Rio Alto Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise his or her Dissent Rights and receive the fair value for his or her Rio Alto Shares in accordance with the Arrangement.

13.

Rio Alto Support Agreements. The directors and executive officers of Rio Alto, holding an aggregate of approximately 2.96% of the Rio Alto Shares as of the date hereof, each entered into a Rio Alto Support Agreement pursuant to which they agreed, among other things, to vote FOR the Arrangement.

14.	Rio Alto Shareholder and Court Approvals. The Arrangement is subject to the following Rio Alto Shareholder and Court approvals, which protect Rio Alto Shareholders:

(a)

the Rio Alto Arrangement Resolution must be approved by an affirmative vote of (a) at least two-thirds of the votes cast at the Meeting by the Rio Alto Shareholders in person or by proxy, and (b) a simple majority of the votes cast at the Meeting by Rio Alto Shareholders present in person or by proxy (after excluding votes cast in respect of Rio Alto Shares over which Alex Black, President and Chief Executive Officer of Rio Alto, and his joint actors exercise control or direction, and whose votes may not be included in determining minority approval pursuant to MI 61-101); and

(b)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Rio Alto Shareholders.

15.

Review of Possible Alternatives. The Rio Alto Board reviewed possible alternatives of the Arrangement (including the possibility of continuing to operate Rio Alto as an independent entity), and the perceived risks thereof, the range of possible benefits to Rio Alto Shareholders of such alternatives, and the timing and uncertainty of successfully accomplishing any such alternatives.

In its evaluations, the Board also considered the recommendation, and the process undertaken, by the Special Committee and identified and considered a variety of risks and potentially negative factors, including, but not limited to:

1.	existing development risks related to Tahoe’s business;

2.	existing legal actions related to the grant of the exploitation licence in relation to the Escobal Mine;

3.	risks relating to the imposition of additional taxes, royalties and other fees on Tahoe’s business by various levels of government in Guatemala;

4.	the risk of adverse political and regulatory changes in Guatemala;

5.	risks related to Tahoe’s social licence in respect of the operation and further development of the Escobal Mine;

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6.	risks relating to the opposition to mining and exploration activities by local communities and non- governmental organizations in Guatemala;

7.	risks relating to the Tahoe’s limited operating history and dependence on the Escobal Mine;

8.	risks related to environmental hazards and liabilities and reclamation obligations in relation to the Escobal Mine;

9.	risks relating to the availability of funding for development and future expansion of the Escobal Mine;

10.	the potential impact of the non-completion of the Arrangement on the market price of the Rio Alto Shares;

11.	the lack of certainty that all conditions precedent to the Arrangement will be satisfied or waived;

12.	risks related to the non-completion of the Arrangement or the termination of the Arrangement Agreement;

13.	the potential tax consequences to Rio Alto Shareholders of the Arrangement; and

14.	the costs of the Arrangement.

The Board also considered the risks set out under “Risk Factors” in the Supplement. The foregoing discussion summarizes the material information and factors considered by the Board in its consideration of the Arrangement. The Board collectively reached its unanimous decision with respect to the Arrangement in light of the recommendation of the Special Committee, the factors described above and other factors that each member of the Board determined were appropriate.

This discussion of the information and the factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board in reaching the determination to approve and recommend the Arrangement. The Board did not assign any relative or specific weights to the foregoing factors and individual directors may have given differing weights to different factors.

Effect of the Arrangement

Upon completion of the Arrangement:

1.

the rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect;

2.

each Rio Alto Share held by a Dissenting Rio Alto Shareholder shall be deemed to be transferred by the holder thereof to Tahoe and Tahoe shall be obliged to pay such Dissenting Rio Alto Shareholder the fair value of the Rio Also Shares;

3.	Rio Alto Shareholders, other than Dissenting Rio Alto Shareholders, will receive, for each Rio Alto Share held immediately prior to the Effective Time, the Consideration;

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4.

All Rio Alto Options shall vest and all Rio Alto Options and SGC Options shall be deemed to have been exchanged for options entitling the holders to receive, upon the due exercise of such Rio Alto Options or SGC Options, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option or SGC Option, as the case may be, immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash.

5.	Each Rio Alto Share held by Tahoe shall be transferred to Subco in consideration for the issuance by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred;

6.	The stated capital in respect of Rio Alto Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

7.	Rio Alto and Subco will amalgamate to continue as one corporation under Section 184(1) of the ABCA; and

8.	Holders of Rio Alto Warrants shall be entitled to receive, upon the due exercise of such Rio Alto Warrants, Tahoe Shares and cash payment in lieu of Rio Alto Shares.

The full particulars of the above are contained in the Plan of Arrangement, a copy of which is attached as Schedule “A” to the Supplement. Please see “The Arrangement” and the “Arrangement Agreement” in the attached Supplement for additional information regarding the Arrangement.

Rights of Dissent under the ABCA

Registered Rio Alto Shareholders are entitled to dissent with respect to the Rio Alto Arrangement Resolution. The following description of the right of shareholders of a corporation to dissent is not a comprehensive statement of the procedures to be followed by a Dissenting Rio Alto Shareholder (as herein defined) and is qualified in its entirety by the reference to section 191 of the ABCA, which is attached to this Rio Alto Circular as Appendix “D”. A Dissenting Rio Alto Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA. Failure to strictly comply with the provisions of section 191 of the ABCA and to adhere to the procedures set out therein, may result in the loss of all rights thereunder.

Section 191 of the ABCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Rio Alto Shareholders with the right to dissent from the Arrangement pursuant to section 191 of the ABCA, with modifications to the provisions of section 191 of the ABCA, as provided in the Plan of Arrangement and the Interim Order (the “Dissent Rights”).

Any Dissenting Rio Alto Shareholder in compliance with section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Rio Alto Shares held by such Dissenting Rio Alto Shareholder, which fair value shall be the value of the Rio Alto Shares determined as of the close of business on the day before the Rio Alto Arrangement Resolution is adopted. Rio Alto Shareholders are cautioned that fair value could be determined to be less than the value of the consideration per Rio Alto Share payable pursuant to the terms of the Arrangement.

Section 191 of the ABCA provides that a Dissenting Rio Alto Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Rio Alto Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Rio Alto Shareholder’s name. The consequences of this provision are that a Registered Rio Alto Shareholder may exercise the Dissent

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Rights only in respect of Rio Alto Shares that are registered in that Registered Rio Alto Shareholder’s name.

In many cases, Rio Alto Shares beneficially owned by a Non-Registered Rio Alto Shareholder are registered either: (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Rio Alto Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Rio Alto Shares are re-registered in the Non-Registered Rio Alto Shareholder’s name). A Non-Registered Rio Alto Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Rio Alto Shareholder deals in respect of his or her Rio Alto Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Rio Alto Shareholder’s behalf (which, if the Rio Alto Shares are registered in the name of CDS or other clearing agency, may require that such Rio Alto Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Rio Alto Shares in the name of the Non-Registered Rio Alto Shareholder, in which case the Non-Registered Rio Alto Shareholder would be able to exercise the Dissent Rights directly.

A Registered Rio Alto Shareholder who wishes to dissent must provide a notice of dissent (the “Dissent Notice”) to Rio Alto, care of Davis LLP, 1000, 250 2nd Street S.W., Calgary, Alberta T2P 0C1 Attention: Daniel Kenney to be received not later than 9:00 a.m., (Vancouver time) on March 30, 2015 or 9:00 a.m. (Vancouver time) ) on the date which the Rio Alto Meeting may be postponed or adjourned. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

Under the terms of the Plan of Arrangement and Interim Order, Dissenting Rio Alto Shareholders will be deemed to have transferred the Rio Alto Shares held by them, and in respect of which the Dissent Rights have been validly exercised, to Tahoe, free and clear of any Liens, as of the Effective Date, and if they: (i) ultimately are entitled to be paid fair value for such Rio Alto Shares, they will be entitled to a payment of cash by Tahoe in consideration for the transfer of such Rio Alto Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Rio Alto Shareholders not exercised their Dissent Rights in respect of such Rio Alto Shares; or (ii) ultimately are not entitled, for any reason, to be paid fair value for such Rio Alto Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Rio Alto Shareholder.

The filing of a Dissent Notice does not deprive a Registered Rio Alto Shareholder of the right to vote at the Rio Alto Meeting.

The ABCA does not provide, and Rio Alto will not assume, that a proxy submitted instructing the proxyholder to vote against the Rio Alto Arrangement Resolution, a vote against the Rio Alto Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Rio Alto Shareholder need not vote its Rio Alto Shares against the Rio Alto Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Rio Alto Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Rio Alto Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Rio Alto Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Rio Alto Shares in favour of the Rio Alto Arrangement Resolution and thereby causing the Registered Rio Alto Shareholder to forfeit his or her Dissent Rights.

After the adoption of the Rio Alto Arrangement Resolution, either the Dissenting Rio Alto Shareholder or Rio Alto has the right to apply to the Court by originating notice for determination of the fair value of the Dissenting Rio Alto Shareholder’s Rio Alto Shares. Following such application to the Court, Rio Alto must, within ten days of being served with a copy of the originating notice if the applicant is a Dissenting Rio Alto Shareholder, or within ten days of the date the application is returnable, if the applicant is Rio Alto,

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com send to each Dissenting Rio Alto Shareholder a written offer to pay him or her an amount for his or her Rio Alto Shares considered by the directors to be the fair value of such Dissenting Rio Alto Shareholder’s Rio Alto Shares. Every offer made to a Dissenting Rio Alto Shareholder shall be made on the same terms and shall contain or be accompanied by a statement showing how the fair value was determined. The fair value so determined could be more or less than the value received by Rio Alto Shareholders who participate in the Arrangement and could be based on considerations other than or in addition to the market price of Rio Alto Shares.

A Dissenting Rio Alto Shareholder may make an agreement with Rio Alto for the purchase of such Dissenting Rio Alto Shareholder’s Rio Alto Shares in an amount of the aforementioned offer, or otherwise, any time before the Court pronounces an order fixing the fair value of the Rio Alto Shares.

A Dissenting Rio Alto Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of his or her Rio Alto Shares, and except in special circumstances shall not be required to pay the costs of the application or appraisal subject to Court imposed limits.

On making of the above-mentioned application, the Court may make an order fixing the fair value of the Rio Alto Shares of all Dissenting Rio Alto Shareholders who are parties to the application, giving judgment in that amount against Rio Alto and in favour of each of Dissenting Rio Alto Shareholders, and fixing the time within which Rio Alto must pay that amount to the Dissenting Rio Alto Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Rio Alto Shareholder calculated from the date on which the Dissenting Rio Alto Shareholder ceases to have any rights as a Shareholder until the date of payment.

A Dissenting Rio Alto Shareholder ceases to have any rights as a Rio Alto Shareholder, other than the right to be paid the fair value of his or her Rio Alto Shares, on the earliest of the Effective Date, the making of an agreement between the Dissenting Rio Alto Shareholder and Rio Alto, or the pronouncement of an order of the Court under Section 191 of the ABCA, determined as of the close of business on the last Business Day before the day on which the Rio Alto Arrangement Resolution was adopted. Until any of the foregoing events occurs, the Dissenting Rio Alto Shareholder may withdraw his or her dissent or Rio Alto may rescind the Rio Alto Arrangement Resolution in question and in either event proceedings under Section 191 of the ABCA shall be discontinued.

Notwithstanding the above, Rio Alto cannot make a payment to any Dissenting Rio Alto Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Rio Alto is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of Rio Alto’s assets would thereby be less than the aggregate of its liabilities. In such event, Rio Alto shall notify each Dissenting Rio Alto Shareholder that it is unable lawfully to pay Dissenting Rio Alto Shareholders for their Rio Alto Shares, in which case the Dissenting Rio Alto Shareholder may, by written notice to Rio Alto, within 30 days after receipt of such notice, withdraw his or her written objection, in which case such Dissenting Rio Alto Shareholder shall be reinstated to his or her full rights as a Rio Alto Shareholder. In the event the Dissenting Rio Alto Shareholder does not withdraw its objection, it will retain status as a claimant against Rio Alto, to be paid as soon as Rio Alto is lawfully entitled to do so or, on a liquidation, to be ranked subordinate to creditors but prior to Rio Alto Shareholders.

The foregoing is only a summary of the provisions of Section 191 of the ABCA regarding the rights of Dissenting Rio Alto Shareholders (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. It is highly recommended that Rio Alto Shareholders review a complete copy of Section 191 of the ABCA, attached as Appendix “D” to this Rio Alto Circular, and Rio Alto Shareholders who wish to exercise Dissent Rights are advised to seek legal advice, as failure to comply strictly with the provisions of the ABCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss or unavailability of their Dissent Rights.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Comparison of Shareholder Rights under the ABCA and the BCBCA

If the Arrangement is completed, Rio Alto Shareholders will receive Tahoe Shares and a cash payment. As Tahoe is a company existing under the laws of Province of British Columbia , the rights of holders of Tahoe Shares are governed by the Business Corporations Act (British Columbia) (“BCBCA”) and by Tahoe’s articles and by-laws. The rights of Rio Alto Shareholders are currently governed by the ABCA and by Rio Alto’s articles and by-laws. Although the rights and privileges of shareholders under the ABCA and the BCBCA are in many instances comparable, there are certain differences. Please refer to Appendix “E” attached hereto for a comparison of shareholder rights under the ABCA and the BCBCA.

Procedure for Exchange of Rio Alto Shares

Computershare is acting as Depositary under the Arrangement. The Depositary will receive deposits of certificates representing Rio Alto Shares (unless held in the DRS) and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for delivering DRS Advices representing Tahoe Shares and a cheque representing the cash payment to which former Rio Alto Shareholders are entitled to under the Arrangement.

At the time of sending this Circular to each Rio Alto Shareholder, Rio Alto is also sending the Letter of Transmittal to each Registered Rio Alto Shareholder. The Letter of Transmittal is for use by Registered Rio Alto Shareholders only and is not to be used by Non-Registered Rio Alto Shareholders. Non-Registered Rio Alto Shareholders should contact their broker or other Intermediary for instructions and assistance in receiving the Tahoe Shares and cash payment in respect of their Rio Alto Shares.

Registered Rio Alto Shareholders are requested to tender to the Depositary any share certificates (unless held in the DRS) representing their Rio Alto Shares along with the duly completed Letter of Transmittal. Within five Business Days after the Effective Date or as soon as practicable, the Depositary will forward to each Registered Rio Alto Shareholder that submitted an effective Letter of Transmittal to the Depositary, together with the certificate or certificates (unless held in the DRS) representing the Rio Alto Shares held by such Rio Alto Shareholder immediately prior to the Effective Date, DRS Advices representing the Tahoe Shares and a cheque representing the cash payment to which the Registered Rio Alto Shareholder is entitled under the Arrangement, to be sent to or at the direction of such Rio Alto Shareholder. DRS Advices representing the Tahoe Shares will be registered in such name or names as directed in the Letter of Transmittal, and will be either (i) sent to the address or addresses as such Rio Alto Shareholder directed in its Letter of Transmittal; (ii) if no such address is specified in the Letter of Transmittal, sent to the address of the former Rio Alto Shareholder as shown on the register maintained by Computershare; or (iii) made available for pick up at the offices of the Depositary in accordance with the instructions of the former Rio Alto Shareholder in the Letter of Transmittal.

A Registered Rio Alto Shareholder that does not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the DRS Advice for the Tahoe Shares and the cheque for the cash payment to which such Rio Alto Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) (unless held in the DRS) representing Rio Alto Shares formerly held by it to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificates (unless held in the DRS) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. DRS Advice for the Tahoe Shares will be registered in such name or names as directed in the Letter of Transmittal, and will be (i) sent to the address or addresses as such Rio Alto Shareholder directed in its Letter of Transmittal, (ii) if no such address is specified in the Letter of Transmittal, sent to the address of the Rio Alto Shareholder as shown on the register maintained by Computershare, or (iii) made available for pick up at the office of the Depositary in accordance with the instructions of the Registered Rio Alto Shareholder in the Letter of Transmittal, within five Business Days of receipt by the Depositary of the required certificates and documents, or as soon as practicable.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

If any certificate, which immediately before the Effective Time represented one or more outstanding Rio Alto Shares in respect of which, pursuant to the Arrangement, the holder was entitled to receive Tahoe Shares and cash payment, is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver or make available for pick-up at its offices in exchange for such lost, stolen or destroyed certificate, DRS Advice for the Tahoe Shares and a cheque for the cash payment to which such Registered Rio Alto Shareholder is entitled to receive pursuant to the Arrangement. When authorizing delivery of DRS Advice for the Tahoe Shares and cheques for the cash payment that a former Rio Alto Shareholder is entitled to receive in exchange for any lost, stolen or destroyed certificate, such former holders to whom certificates are to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to Rio Alto, Tahoe and the Depositary in such amount as Tahoe may direct, or otherwise indemnify Tahoe, Rio Alto and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

A Registered Rio Alto Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(1)	the share certificates representing their Rio Alto Shares (unless held in the DRS);

(2)	a Letter of Transmittal in the form provided with this Circular, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(3)	any other documentation required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal). If a Letter of Transmittal is executed by a person other than the registered holder of the Rio Alto Share certificate(s) deposited therewith, the Rio Alto Share certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

Treatment of Fractional Consideration

Following the Effective Time, if the aggregate number of Tahoe Shares to which a former Rio Alto Shareholder would otherwise be entitled would include a fractional share, then the number of Tahoe Shares that such former Rio Alto Shareholder is entitled to receive shall be rounded down to the next whole number and no former Rio Alto Shareholder will be entitled to any compensation in respect of such fractional Tahoe Share. Any cash consideration owing to a former Rio Alto Shareholder shall be rounded up to the next whole cent.

Cancellation of Rights after Six Years

Subject to any escheatment or unclaimed property laws, if any certificate formerly representing Rio Alto Shares is not duly surrendered on or before the sixth anniversary of the Effective Date (unless such Rio Alto Shares are held in the DRS); (i) the holder of such certificate will be deemed to have donated and forfeited to Tahoe or its successor any Consideration held by the Depositary in trust for the holder of the certificate formerly representing Rio Alto Shares to which such holder is entitled; and (ii) any certificate representing Rio Alto Shares formerly held by such holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Tahoe and cancelled. Neither Rio Alto nor Tahoe, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which

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is forfeited to Rio Alto or Tahoe or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Certain Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

The Supplement contains a summary of certain Canadian federal income tax considerations generally applicable to certain Rio Alto Shareholders who, under the Arrangement, dispose of one or more Rio Alto Shares. See the discussion under the section entitled “Certain Canadian Federal Income Tax Considerations” in the Supplement.

Rio Alto Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Arrangement.

Certain United States Federal Income Tax Considerations

The Supplement contains a summary of certain United States federal income tax considerations generally applicable to certain Rio Alto Shareholders who, under the Arrangement, dispose of one or more Rio Alto Shares. See the discussion under the section entitled “Certain United States Federal Income Tax Considerations” in the Supplement.

Rio Alto Shareholders should consult their own tax advisors for advice with respect to the United States income tax consequences to them in respect of the Arrangement.

Certain Peruvian Income Tax Considerations

The Supplement contains a summary of certain Peruvian income tax considerations generally applicable to certain Rio Alto Shareholders who, under the Arrangement, dispose of one or more Rio Alto Shares. See the discussion under the section entitled “Certain Peruvian Income Tax Considerations” in the Supplement.

Rio Alto Shareholders should consult their own tax advisors for advice with respect to the Peruvian income tax consequences to them in respect of the Arrangement.

Indebtedness of Directors and Executive Officers

At no time since the beginning of the most recently completed financial year of the Company was any director, or executive officer of the Company (nor any associate of any such person), or any former director or executive office of the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided the by Company or any of its subsidiaries.

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Interest of Certain Persons in Matters to be Acted Upon

No director or executive officer of the Company, nor any person who had held such a position since the beginning of the last completed financial year end of the Company, no director nominee nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at this Meeting other than as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement – Rio Alto Directors and Executive Officers” in the Supplement.

Interest of Informed Persons in Material Transactions

Other than as disclosed herein and in the sections “The Arrangement – Interests of Certain Persons in the Arrangement – Rio Alto Directors and Executive Officers” and “Securities Laws Considerations –Canadian Securities Laws – MI 61-101 – Protection of Minority Security Holders in Special Transactions” in the Supplement, no informed person (as such term is defined under applicable securities laws) of the Company or director nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Company since the commencement of the Company’s most recently completed financial year end or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

Peter Tagliamonte was the Co-Chair, Chief Executive Officer and a director of Shahuindo Gold Limited (formerly Sulliden Gold Corporation Ltd.) (“SGC”) prior to the completion of the acquisition of all of the issued and outstanding shares of SGC by Rio Alto in August 2014 (the “SGC Acquisition”). Bruce Humphrey was a director of SGC prior to the completion of the SGC Acquisition. Mr. Tagliamonte and Mr. Humphrey have been directors of the Company since the completion of the SGC Acquisition on August 5, 2014. Javier Fernandez-Concha Stucker was the General Manager-Peru, Vice-President of SGC prior to the completion of the SGC Acquisition. Mr. Fernandez-Concha Stucker has been the Vice President Social & Legal of the Company since the completion of the SGC Acquisition on August 5, 2014. See “The Arrangement – Interests of Certain Persons in the Arrangement – Sulliden Directors and Executive Officers” and “Securities Laws Considerations – Canadian Securities Laws – MI 61-101 –Protection of Minority Security Holders in Special Transactions” in the supplement to the notice of special meeting and management information circular of Rio Alto dated June 26, 2014, filed on July 7, 2014 for a description of the interests of each of Mr. Tagliamonte, Mr. Humphrey and Mr. Fernandez-Concha Stucker in the SGC Acquisition.

The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest. However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present. In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, directly or indirectly) of the Corporation.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

ANY OTHER MATTERS

Management of Rio Alto knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the person named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR and EDGAR. Securityholders may also contact the Company to request copies of the Company’s financial statements and MD&A by contacting Rio Alto’s corporate officer as follows:

Rio Alto Mining Limited
Attention: Alejandra Gomez
Suite 1950, 400 Burrard Street
Vancouver, BC V6C 3A6
Tel: 1 604 628 1401
Email: info@rioaltomining.com

DIRECTORS’ APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and sending of this Rio Alto Circular have been approved and authorized by the Rio Alto Board.

DATED this 27th day of February, 2015.

BY ORDER OF THE RIO ALTO BOARD OF DIRECTORS

(Signed) “Alex Black”
Alex Black
President and Chief Executive Officer

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1479 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

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APPENDIX “A”

RIO ALTO ARRANGEMENT RESOLUTION

The text of the Rio Alto Arrangement Resolution which the Rio Alto Shareholders will be asked to pass at the Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Rio Alto Mining Limited (“Rio Alto”), Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. (“Subco”) and shareholders of Rio Alto, all as more particularly described and set forth in the Management Information Circular (the “Circular”) of Rio Alto dated February 27, 2015 (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.

the arrangement agreement (the “Arrangement Agreement”) between Rio Alto, Tahoe and Subco dated February 9, 2015 and all the transactions contemplated therein, including but not limited to the Support Agreements, as such term is defined in the Arrangement Agreement, the text of which is available at www.sedar.com, the actions of the directors of Rio Alto in approving the Arrangement and the actions of the directors and officers of Rio Alto in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

3.

the waiver by Rio Alto of the application of Section 3.1 of the Rio Alto Shareholder Rights Plan Agreement dated as of August 26, 2010, made between Rio Alto and Olympia Trust Company (the “Rio Alto Shareholder Rights Plan”) by Rio Alto in respect of the Arrangement, the Arrangement Agreement, and the transactions contemplated by the Arrangement Agreement is hereby ratified and approved;

4.

the waiver by Rio Alto of the application of the Rio Alto Shareholder Rights Plan in general in respect of the Arrangement, the Arrangement Agreement, and the transactions contemplated in the Arrangement Agreement, including, without limitation, any support agreements contemplated in the Arrangement Agreement, is hereby ratified and approved;

5.

the plan of arrangement (the “Plan of Arrangement”) of Rio Alto implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

6.

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Rio Alto, or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Rio Alto are hereby authorized and empowered, without further notice to or approval of the shareholders of Rio Alto, to:

(a)	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

7.

any director or officer of Rio Alto is hereby authorized and directed for and on behalf of Rio Alto to execute, whether under corporate seal of Rio Alto or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Arrangement Agreement for filing; and

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8.

any one or more directors or officers of Rio Alto is hereby authorized, for and on behalf and in the name of Rio Alto, to execute and deliver, whether under corporate seal of Rio Alto or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Rio Alto, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Rio Alto;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “B”

GMP FAIRNESS OPINION

GMP Securities
Griffiths McBurney

February 8, 2015

Dear Sirs:

GMP Securities L.P. ("**GMP**") understands that Tahoe Resources Inc. ("**Tahoe**") intends to acquire all of the issued and outstanding common shares of Rio Alto Mining Limited ("**Rio Alto**") in exchange for common shares of Tahoe and cash by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**Arrangement**").

The Arrangement

Pursuant to the Arrangement, the holders of common shares of Rio Alto will receive 0.227 of a common share of Tahoe (the "**Exchange Ratio**") and C$0.001 in cash per common share of Rio Alto, and each convertible security of Rio Alto will become exercisable or convertible, as the case may be, into Tahoe common shares on the same terms and conditions as the original convertible security, as adjusted based on the Exchange Ratio, and will continue in accordance with its original expiry period, other than certain Rio Alto options which will continue in accordance with the expiry period set out in the Rio Alto option plan.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least $66^2/_3$% of the votes cast in person or by proxy at a meeting of Rio Alto shareholders, including the approval by simple majority of all disinterested shareholders of Rio Alto in accordance with Multilateral Instrument 61-101 ("**MI 61-101**"), the approval by simple majority of the votes cast in person or by proxy at a meeting of Tahoe shareholders or in writing in the form of written Tahoe shareholders consent in accordance with the policies of the TSX to approve the issuance of Tahoe common shares as consideration for the Arrangement, court approval, regulatory approval, exchange approval and obtaining certain third party consents.

GMP's Engagement

Rio Alto formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the "**Engagement Letter**") dated February 8, 2015 to, among other things, deliver, at the request of the board of directors of Rio Alto or a special committee thereof (the "**Board**"), an opinion (the "**Opinion**") as to the fairness, from a financial point of view, to the shareholders of Rio Alto, of the consideration to be received by the Rio Alto shareholders pursuant to the Arrangement. The Engagement Letter provides for GMP to receive from Rio Alto, for the services provided thereunder, a fee in respect of which a portion is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by GMP in connection with the Engagement Letter is not material to GMP. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Rio Alto under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Rio Alto. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Rio Alto and its associates from time to time. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Rio Alto or Tahoe, or any of their respective assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of Rio Alto (before or after the announcement of the Arrangement) may trade. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views in respect of those aspects of the Arrangement. We have assumed, with your agreement, that the Arrangement is not a "related party transaction" as defined in MI 61-101 and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada; in New York, Miami, Houston and Dallas, USA; in London, England; in Sydney and Perth, Australia and in Beijing and Hong Kong, China. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada but Rio Alto has not been involved in the preparation or review of this fairness opinion.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of Rio Alto or Tahoe or of any of their respective associates or affiliates. GMP has been retained by Rio Alto to provide the Opinion to the Board in respect to the Arrangement. GMP has acted from time to time as an advisor, financial, underwriter or otherwise, to Rio Alto, Tahoe and their respective associates or affiliates in connection with other transactions.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Rio Alto and Tahoe and, from time to time, may have executed or may execute transactions on behalf of Rio Alto or Tahoe or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Rio Alto or Tahoe.

Scope of Review

GMP has acted as financial advisor to Rio Alto in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Rio Alto and Tahoe, including information derived from meetings and discussions with the management of Rio Alto and Tahoe. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a) reviewed the draft Arrangement Agreement between Rio Alto and Tahoe dated February 8, 2015;

b) reviewed and analyzed certain publicly available financial statements and other information of Rio Alto and Tahoe;

c) performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

d) performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

e) performed a comparison of the consideration to be paid to the shareholders of Rio Alto to the recent trading levels of Rio Alto and Tahoe;

f) reviewed certain internal financial information, models, analyses, forecasts and projections prepared by the management teams of Rio Alto and Tahoe and their advisors relating to their respective businesses;

g) reviewed certain technical information and analysis prepared by the management of Rio Alto relating to the respective assets of Rio Alto and Tahoe;

h) reviewed officer's certificates addressed to GMP by the Chief Executive Officer and Chief Financial Officer of Rio Alto dated the date hereof and setting out representations as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based;

i) reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Rio Alto and Tahoe;

j) performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Rio Alto and Tahoe to the relative pro forma ownership of Rio Alto and Tahoe if the Arrangement is completed; and

k) such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine its opinion with respect to the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP's experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Rio Alto to any information requested. GMP did not meet with the auditors of Rio Alto or Tahoe and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Rio Alto and Tahoe and the reports of the auditors thereon.

Assumptions and Limitations

With Rio Alto's approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Rio Alto and Tahoe, or provided (verbally and in writing) to GMP by Rio Alto and Tahoe and their affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Rio Alto have represented to GMP, in certificates delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the "**Information**") provided to GMP on behalf of Rio Alto, and relating to Rio Alto, and to the best knowledge of Rio Alto, Tahoe, as the case may be, are complete and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, financial or otherwise, in the positions of Rio Alto or Tahoe, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Rio Alto and Tahoe and GMP has assumed any and all conditions precedent, contractual or otherwise, to the completion of the

APPENDIX “C”

SCOTIA FAIRNESS OPINION

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Date February 27, 2015

Special Committee of the Board of Directors
Rio Alto Mining Limited
Suite 1950 - 400 Burrard Street
Vancouver, BC V6C 3A6
Canada

To the Members of the Special Committee of the Board and the Members of the Board:

We understand that Rio Alto Mining Limited (the “Company”) and Tahoe Resources Inc. (the “Acquirer”), have entered into an agreement dated February 9, 2015, (the “Arrangement Agreement”), whereby the Acquirer will acquire all of the outstanding common shares (the “Shares”) of the Company by way of a court-approved plan of arrangement (the “Plan of Arrangement”) (the “Transaction”). Pursuant to the terms of the Arrangement Agreement and related Plan of Arrangement, holders of the Shares will receive 0.227 Acquirer shares plus C$0.001 in cash per Share (the “Consideration”). The terms of the Arrangement Agreement relating to the proposed transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).

Background and Engagement of Scotia Capital

Scotia Capital was retained by the Special Committee of the Board of Directors of the Company on February 5, 2015 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including analyzing the merits of the transaction from a value perspective (as defined in the Engagement Agreement). The Special Committee and the Board of Directors has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (the “Company Shareholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

The Special Committee and the Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of Rio Alto Mining Limited

Rio Alto Mining Limited is a mid-tier gold producer focused on optimizing production, exploration and if appropriate, making further acquisitions of precious metal properties in low risk regions of the Americas. Rio Alto is listed in the TSX (RIO), BVL (RIO) and NYSE (RIOM). Rio Alto’s wholly owned properties, La

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Arena and Shahuindo, are located in a world class gold district in Peru. La Arena has been in production since 2011 and Shahuindo is in an advanced stage of permitting.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Tanya Jakusconek, Director, Gold & Precious Minerals Equity Research at Scotia Capital also serves as a Director to the Acquirer. Ms. Jakusconek was not involved in the preparation of the Opinion and in accordance with internal compliance policies was not privy to any information with respect to the preparation of the Opinion. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may in the future provide, traditional banking, financial advisory or investment banking services to the Acquirer.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	a draft Arrangement Agreement dated February 9, 2015;

(b)	a draft voting support agreement (the “Support Agreement”) dated February 9, 2015 between the Acquirer and Goldcorp Inc.;

(c)	annual reports of the Company for the fiscal years ended last 2 years;

(d)	audited financial statements of the Company for the fiscal years ended last 2 years;

(e)	annual information forms of the Company for the fiscal years ended last 2 years;

(f)	unaudited quarterly reports of the Company for the three-month periods and nine-months ended September 30, 2014;

(g)	the Company’s financial model;

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(h)	discussions with senior management of the Company;

(i)	discussions with the Company’s legal counsel;

(j)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(k)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(l)

representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(m)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no valuations or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding twenty-four (24) months and in the possession or control or knowledge of the Company other than those provided to Scotia Capital or, in the case of valuations known to the Company which it does not have within its control, notice of which has been given to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that

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has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee of the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Transaction is fair from a financial point of view to such Company Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX “D”

Section 191 of the ABCA

Attached hereto as Appendix “B” to the Management Information Circular is a copy of Section 191 of the Business Corporations Act, RSA 2000, c.B-9.

Shareholder's right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Citation: Business Corporations Act, R.S.A. 2000, c. B-9
Version available as of December 17, 2014

URL: http://www.qp.gov.ab.ca/catalogue/

APPENDIX “E”

SUMMARY COMPARISON OF SHAREHOLDER RIGHTS UNDER THE ABCA AND BCBCA

Capitalized terms which are used in this Appendix “E” and not otherwise defined in this Appendix “E” have the meanings given to such terms under the heading "Glossary" in the Supplement.

The BCBCA provides shareholders substantially the same rights as are available to shareholders under the ABCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the ABCA and the BCBCA which management of the Company considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of importance to them.

Sale of Undertaking

Under the ABCA, the sale, lease or exchange by a corporation of all or substantially all of its assets, outside the ordinary course of business, is permitted only if authorized by special resolution, for which each share of the corporation carries the right to vote whether or not it otherwise carries the right to vote.

Under the BCBCA, the sale, lease or disposition by a company of all or substantially all of its undertaking, outside the ordinary course of business, is permitted only if authorized by a special resolution. Unlike the ABCA, however, the BCBCA exempts disposition by way of security interest, certain limited leases and certain transactions involving affiliates.

Amendments to the Charter Documents of the Corporation

Under the ABCA, the approval of an amendment to such documents requires a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or if the resolution is signed by all the shareholders entitled to vote on the resolution. Where a class or a series is affected by the amendment in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the amendment whether or not it otherwise carries the right to vote, if the amendment affects the rights or privileges of such shares.

Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, of the business carried on by the company or an increase or reduction of the authorized capital of the company, requires a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuance of the company into another jurisdiction require a special resolution passed by not less than two-thirds cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Rights of Dissent and Appraisal

Under the ABCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to:

  amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

  amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

  enter into certain statutory amalgamations;

  continue out of the jurisdiction;

  sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business; or

  amend its articles to add or remove an express statement establishing the unlimited liability of shareholders.

Under the BCBCA, the procedure for exercising rights of dissent differs than the procedure under the ABCA. The BCBCA provides that shareholders who dissent to certain actions being taken by the company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes:

  to amend its articles to add, change or remove any restrictions on the business or businesses that the company may carry on;

  to adopt an amalgamation agreement;

  to continue out of the jurisdiction;

  to sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business.

  a resolution to approve an amalgamation into a foreign jurisdiction;

  a resolution to approve an arrangement, the terms of which arrangement permit dissent;

  any other resolution, if dissent is authorized by the resolution; or

  any court order that permits dissent.

Oppression Remedies

The ABCA contains rights that are expressed to be available to a larger class of complainants, a registered or beneficial shareholder, former registered or beneficial shareholder, director, former director, officer, or former officer of the corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy.

Any of the foregoing persons may apply to a court for an order to rectify the matters complained of where, in respect of the corporation or any of its affiliates, any act or omission of the corporation or any of its affiliates affects a result, or the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer of the corporation.

Under the BCBCA, a shareholder or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

  the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

Shareholder Derivative Actions

A right to bring a derivative action is contained in the ABCA, and this right extends to a registered or beneficial shareholder, former registered or beneficial shareholder, director, officer, former director, former officer or a creditor of the corporation or any of its affiliates or any other person, who in the discretion of the court is a proper person to make application. Any of the foregoing persons may, with leave of the court, bring a derivative action in the name and on behalf of the corporation or any of its subsidiaries or intervene in an action to which the corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. No leave may be granted unless the court is satisfied that:

  the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action, unless all of the directors of the corporation or its subsidiary have been named as defendants;

  the complainant is acting in good faith; and

  it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

Place of Meetings

Under the ABCA, meetings of shareholders of the corporation must be held at the place in Alberta that is specified in the by-laws of the Corporation. If no such place in Alberta is specified, the meeting may be held in such place in Alberta as may be determined by the directors of the Corporation. Meetings of shareholders may be held outside Alberta if all of the shareholders entitled to vote at such meeting so agree, and a shareholder that attends such meeting outside Alberta is deemed to have so agreed, unless such shareholder attends such meeting for the express purpose of objecting to the transaction of any business at the meeting on the grounds that is not lawfully convened. Shareholders are also entitled to attend such meeting by electronic means.

Under the BCBCA, general meetings of shareholders of a company are to be held in British Columbia or may be held, at a location outside of British Columbia if:

  the location is provided for in the articles;

  the articles do not restrict the company from approving a location outside of British Columbia and the location is approved by the resolution required by the articles for that purpose, or if no resolution is specified in the articles, then approved by ordinary resolution before the meeting is held; or

  the location is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The ABCA provides that a distributing corporation whose shares are held by more than one person, is required to have a minimum of three directors, and at least one-quarter of such directors must be resident Canadians. In addition, the ABCA requires that at least two of the directors not be officers or employees of the distributing corporation or its affiliates.

The BCBCA provides that a company that is a reporting company, must have a minimum of three directors, but does not impose any residency requirements on such directors.

Quorum

Under the ABCA, unless the bylaws otherwise provide, a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holder or holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. If a company has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

Under the BCBCA, the quorum is the quorum established by the articles or if no quorum is established, it is two shareholders entitled to vote at the meeting whether present in person or represented by proxy, unless the articles of the company provide otherwise.

Shareholders' Proposals

The ABCA provides that a person submitting a shareholder proposal must have been a registered owner or beneficial owner of either: (i) at least 1% of the issued voting shares of the Corporation as of the day on which the proposal is submitted; or (ii) such number of issued voting shares having a fair market value of at least $2,000 as determined at close of business on the day before the registered holder or beneficial owner of the shares submits the proposal. The person submitting the shareholder proposal must have owned such shares for the 6-month period immediately before the day on which the registered holder or beneficial owner of the shares submits the proposal and must continue to hold or own the aforementioned number of shares up to and including the day of the meeting at which the proposal is to be made. In addition, the proposal must be signed by other registered holders or beneficial owners who, without the submitter, hold or own at least 5% of the issued voting shares of the corporation.

Under the BCBCA, shareholders of a company may submit a shareholder proposal provided each of the shareholders submitting or supporting it have been a registered owner or beneficial owner of one or more shares carrying the right to vote at general meetings and must have owned such shares for an uninterrupted period of at least two years before the date of signing the proposal. The proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the issued shares of the company that carry the right to vote at general meetings or (ii) shares with a fair market value of at least the prescribed amount.

Requisition of Meetings

The ABCA permits registered holders or beneficial owners of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more registered shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. If the directors do not call a meeting within 21 days of receiving the requisition, anyone or more shareholders holding in aggregate more than 1/40th of the issued shares that carry the right to vote at general meetings of the company may call the meeting.

Further Information

For further information regarding the similarities and differences between the ABCA and the BCBCA. Rio Alto Shareholders should consult their legal advisors and refer to the statutes, copies of which will be available at Rio Alto’s corporate office, during normal business hours up to and including the date of the Meeting.

ARRANGEMENT

INVOLVING

RIO ALTO MINING LIMITED

AND

TAHOE RESOURCES INC.

AND

1860927 ALBERTA LTD.

MANAGEMENT INFORMATION CIRCULAR SUPPLEMENT

ACCOMPANYING THE
NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR FOR
THE SHAREHOLDERS OF
RIO ALTO MINING LIMITED

FEBRUARY 27, 2015

- S-i -

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR SUPPLEMENT	1
TECHNICAL INFORMATION	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS	2
SUPPLEMENTAL DISCLOSURE – NON-GAAP MEASURES	3
NOTICE TO U.S. SECURITYHOLDERS	4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	6
EXCHANGE RATE DATA	6
SUMMARY	7
GLOSSARY OF TERMS	15
THE ARRANGEMENT	29
Principal Steps to Effect the Arrangement	29
Procedure for the Arrangement to Become Effective	31
Court Approval and Completion of the Arrangement	32
Interests of Certain Persons in the Arrangement – Rio Alto Directors and Officers	32
Regulatory Matters	34
Stock Exchange Listings and Reporting Issuer Status	35
THE ARRANGEMENT AGREEMENT	35
General	35
Effective Time	35
Effecting the Arrangement	35
Conditions	36
Representations and Warranties	39
Covenants	39
Rio Alto Covenants Regarding Non-Solicitation	42
Rio Alto’s Right to Accept a Superior Proposal	44
Tahoe Opportunity to Match	45
Termination	46
Termination Fee and Expenses	47
Directors’ and Officers’ Insurance	49
SUPPORT AGREEMENTS	49
Rio Alto Support Agreements	49
Tahoe Support Agreements	50
RISK FACTORS	51
Risk Factors Relating to the Arrangement	51
Risk Factors Relating to Rio Alto	54
Risk Factors Relating to Tahoe	54
Risk Factors Relating to the Operations of the Combined Company	55
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	57
Residents of Canada	58
Non-Residents of Canada	62
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	63
CERTAIN PERUVIAN INCOME TAX CONSIDERATIONS	73
Non-Residents of Peru	74

- S-ii -

Residents of Peru	75
SECURITIES LAWS CONSIDERATIONS	76
Canadian Securities Laws	76
U.S. Securities Laws	78
Peruvian Securities Laws	80
LEGAL MATTERS	80
INFORMATION CONCERNING RIO ALTO	80
Summary Description of the Business of Rio Alto	80
Documents Incorporated by Reference	81
Recent Developments	82
The La Arena Project	83
Description of Share Capital	94
Trading Price and Volume	94
Prior Sales	96
Consolidated Capitalization	97
Interests of Experts	97
INFORMATION CONCERNING TAHOE	98
Summary Description of the Business of Tahoe	98
Documents Incorporated by Reference	98
Principal Holders of Voting Securities	99
Recent Developments	100
Updated Technical Disclosure - Escobal Mine, Guatemala	101
Description of Share Capital	112
Trading Price and Volume	112
Prior Sales	113
Dividends and Distributions	116
Consolidated Capitalization	116
Interests of Experts	116
Material Contracts	117
INFORMATION CONCERNING THE COMBINED COMPANY POST-ARRANGEMENT	117
Organizational Chart	117
Principal Holders of Voting Securities	118
Consolidated Capitalization	119
Description of Material Mineral Properties	119
Summary of Mineral Resource and Mineral Reserve Estimates	120
Reserve/Mineral Reserve Estimates	120
Directors	123
Officers	126
Capital Structure	128
Tahoe Selected Unaudited Pro Forma Financial Information	128
Stock Exchange Listings	130
Auditors	130
Transfer Agent and Registrar	130

SCHEDULE “A” PLAN OF ARRANGEMENT	S A 1
SCHEDULE “B” INTERIM ORDER	S-B-1
SCHEDULE “C” ORIGINATING APPLICATION	S-C-1
SCHEDULE “D” TAHOE UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS	S D 1

INFORMATION CONTAINED IN THIS MANAGEMENT
INFORMATION CIRCULAR SUPPLEMENT

The information contained in this management information circular supplement (the “Supplement”) and the attached management information circular (collectively, the “Circular”) is given as at February 27, 2015, except where otherwise stated. Unless the context otherwise requires, any references to “Rio Alto” are to Rio Alto Mining Limited, any references to “Tahoe” are to Tahoe Resources Inc. and any references to “Subco” are to 1860927 Alberta Ltd., a newly created wholly-owned Subsidiary of Tahoe, which is proposed to amalgamate with Rio Alto pursuant to the Arrangement. Certain other terms used herein and not otherwise defined are defined in the “Glossary of Terms”.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular or incorporated by reference herein and, if given or made, any such information or representation should be considered as not having been authorized by Rio Alto or Tahoe. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial and other matters in connection herewith.

The Arrangement has not been approved or disapproved by any securities regulatory authority and no securities regulatory authority has passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is unlawful.

The information concerning Tahoe contained in this Supplement, including forward-looking information and forward-looking statements made by Tahoe, has been provided by Tahoe or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Rio Alto has no knowledge that would indicate that any statements contained herein relating to Tahoe, its affiliates or the Tahoe Shares taken from or based upon such information provided by Tahoe are untrue or incomplete, neither Rio Alto nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tahoe, its affiliates or the Tahoe Shares, or for any failure by Tahoe to disclose facts or events that may have occurred or may affect the significance or accuracy of such information but which are unknown to Rio Alto.

The information concerning Rio Alto contained in this Supplement, including forward-looking information and forward-looking statements made by Rio Alto, has been provided by Rio Alto or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Tahoe has no knowledge that would indicate that any statements contained herein relating to Rio Alto, its affiliates or the Rio Alto Shares taken from or based upon such information provided by Rio Alto are untrue or incomplete, neither Tahoe nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Rio Alto, its affiliates or the Rio Alto Shares, or for any failure by Rio Alto to disclose facts or events that may have occurred or may affect the significance or accuracy of such information but which are unknown to Tahoe.

TECHNICAL INFORMATION

Mr. Charlie Muerhoff is Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101. Scientific and technical disclosure contained in this Circular regarding the Escobal Mine has been reviewed and approved by Mr. Muerhoff. For additional information regarding the Escobal Mine, including key parameters, assumptions and risks associated with the mineral resource and reserve estimates, see the Tahoe AIF and the Tahoe Technical Report, copies of which are available on SEDAR under Tahoe’s SEDAR profile at www.sedar.com. See also “Information Concerning Tahoe - Recent Developments - Updated Technical Disclosure - Escobal Mine, Guatemala”.

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under NI 43-101. All of the scientific and technical disclosure contained in this Circular regarding the La Arena Project and the Shahuindo Project has been reviewed and approved by Mr. Garay. For additional information regarding the La Arena Project and the Shahuindo Project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see the Rio Alto AIF, the La Arena 2015 Technical Report and the Shahuindo Technical Report, copies of which are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND
FORWARD-LOOKING STATEMENTS

Statements contained in this Circular, including in the documents incorporated by reference herein that are not historical facts are (a) forward-looking statements within the meaning of U.S. securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, and (b) forward-looking information within the meaning of Canadian securities legislation, that involve risks and uncertainties. Forward-looking statements and forward-looking information include, but are not limited to, statements and information with respect to: the completion and the Effective Date of the Arrangement; the expected benefits of the Arrangement; the date of the hearing for the Final Order; the timing for delivery of DRS Advices representing the Tahoe Shares; expectations regarding growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities; the future price of metals, the estimation of mineral reserves and mineral resources and the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities; permitting time lines; currency fluctuations; government regulation of mining and exploration operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation, if any. In certain cases, forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “plans”, “expects” or “does not expect”, “is expected”, “targets”, “scheduled”, “estimates”, “forecasts”, “intends”, “believes” or variations of such words and phrases which state that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. These forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such assumptions and factors include, among other things, the approval of the Arrangement Resolution by Rio Alto Shareholders, the approval of the Arrangement by the Court, the listing of the Tahoe Shares to be issued in connection with the Arrangement on the TSX and the NYSE, the receipt of the required governmental and regulatory approvals and consents, no material adverse change in the market price of commodities, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. With respect to the future mineral production of Tahoe and Rio Alto, future cash costs of production, the mineral resources and mineral reserves of Rio Alto and Tahoe, the development and operation of the Shahuindo Project, the La Arena Project and the Escobal Mine, such statements are subject to various key assumptions described in the respective annual information forms and technical reports referred to herein. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Rio Alto, Tahoe and the Combined Company, after the Effective Time of the Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Such risks, uncertainties and factors include, among others: the ability to satisfy the conditions in the Arrangement Agreement; risks related to the parties’ respective properties; competitive conditions; lack of control over mining conditions; risks related to operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining and mineral exploration industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Arrangement; the synergies expected from the Arrangement not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of Rio Alto to comply with the terms of the Arrangement Agreement may result in Rio Alto being required to pay a non-completion or other fee to Tahoe, the result of which could have a material adverse effect on Rio Alto’s financial position, its results of operations and its ability to fund growth prospects and current operations, as well as those factors discussed in the section entitled “Risk Factors” in this Supplement. These factors are not intended to represent a complete list of the general or specific factors that could affect Rio Alto, Tahoe or the Combined Company after giving effect to the transactions contemplated by the Arrangement. Additional factors are noted elsewhere in this Circular and may be noted in any documents incorporated by reference herein and there may be other factors that cause actions, events or results to occur that have not been anticipated, estimated or intended. Although Rio Alto and Tahoe have attempted to identify important factors that could affect Rio Alto and Tahoe and may cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The forward-looking statements and forward-looking information in this Circular speak only as of the date hereof. Rio Alto and Tahoe do not undertake any obligation to release publicly any revisions to these forward-looking statements and forward-looking information to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as the risks identified under the headings “Risk Factors” in the Rio Alto AIF, “Risk and Uncertainties” included in the MD&A for Rio Alto, “Risk Factors” included in the Tahoe AIF and “Business Risk Factors” included in the MD&A for Tahoe available under Rio Alto’s and Tahoe’s respective profiles at www.sedar.com.

Forward-looking statements and forward-looking information and other information contained herein concerning the mining and mineral exploration industry and Rio Alto and Tahoe’s general expectations concerning the mining and mineral exploration industry are based on estimates prepared using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Rio Alto and Tahoe believe to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Rio Alto and Tahoe are not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

All forward-looking statements and forward-looking information attributable to Rio Alto or Tahoe, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

SUPPLEMENTAL DISCLOSURE – NON-GAAP MEASURES

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Rio Alto and Tahoe’s financial performance. Some of these non-GAAP measures include references to include working capital, adjusted operating costs, cash costs per ounce and World Gold Council all-in sustaining costs. Non-GAAP financial measures do not have standard meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Tahoe’s MD&A for the year ended December 31, 2013, Tahoe’s MD&A for the three and nine months ended September 30, 2014 and 2013, Rio Alto’s MD&A for the year ended December 31, 2013 and Rio Alto’s MD&A for the three and nine months ended September 30, 2014 and 2013, all of which are incorporated by reference herein.

NOTICE TO U.S. SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Consideration Shares to be issued or distributed under the Arrangement and the options deemed to have been issued in exchange for the Rio Alto Options and SGC Options under the Arrangement have not been registered under the U.S. Securities Act, and are being issued in reliance on an exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) thereunder on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to Rio Alto Shareholders and to holders of Rio Alto Options and SGC Options. See “Securities Law Considerations —U.S. Securities Laws”.

Rio Alto Shareholders and holders of Rio Alto Options and SGC Options should be aware that the acquisition of the Consideration Shares and Tahoe Shares issuable upon the exercise of the Rio Alto Options and SGC Options (as the case may be) pursuant to the Arrangement described herein may have tax consequences in the United States, in Peru and in Canada. Rio Alto Shareholders and holders of Rio Alto Options and SGC Options who are resident in, or citizens of, the United States are advised to review the summary contained in this Supplement under the heading “Certain United States Federal Income Tax Considerations” and under the heading “Certain Canadian Federal Income Tax Considerations”, and Rio Alto Shareholders and holders of Rio Alto Options and SGC Options are urged to consult their own tax advisors to determine the particular Unites States tax consequences to them of the Arrangement in light of their particular situations, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction, including any tax consequences that may arise under the laws of Peru. See “Certain Peruvian Income Tax Considerations”.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act and the SEC rules promulgated thereunder. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Rio Alto Shareholders and holders of Rio Alto Options and SGC Options in the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

The Consideration Shares to be received by Rio Alto Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as such term is understood under U.S. securities laws) of Tahoe after the Effective Date, or were “affiliates” of Tahoe within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Securities Laws Considerations – U.S. Securities Laws”.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Tahoe Shares issuable upon exercise of the options deemed to have been issued in exchange for Rio Alto Options and SGC Options pursuant to the Arrangement may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of the Tahoe Shares pursuant to any such exercise, Tahoe may require evidence (which may include an opinion of counsel) reasonably satisfactory to Tahoe to the effect that the issuance of such Tahoe Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Tahoe Shares received upon exercise of the Rio Alto Options and SGC Options by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

Information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Tahoe and Rio Alto have been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ materially from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference herein are Canadian mineral resource and reserve reporting terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on May 10, 2014 (previously defined as the “CIM Standards”). While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Readers are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves.

Readers are also cautioned not to assume that all or any part of an “inferred mineral resource” exists, or is economically or legally mineable. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in rare cases.

Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures.

In light of the above, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under CIM Standards differ in certain respects from the U.S. standards.

Financial statements and other financial information included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements prepared in accordance with United States GAAP and United States auditing and auditor independence standards.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of Tahoe and Rio Alto are incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of Tahoe and Rio Alto and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Tahoe or Rio Alto, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

In addition, U.S. securityholders should not assume that Canadian courts: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Tahoe or Rio Alto.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial information relating to Rio Alto and Tahoe contained in this Circular is reported in Canadian dollars and United States dollars, respectively, and has been prepared in accordance with IFRS. Unless otherwise specified in this Circular, all references to “dollars”, “$” or “CDN dollars” are to Canadian dollars, and all references to “US$” are references to United States dollars.

EXCHANGE RATE DATA

The following table sets out, for each period indicated, the high, low, average and end-of-period noon spot exchange rates reported by the Bank of Canada for United States dollars, expressed in Canadian dollars:

	Three and Nine	Year Ended December 31
	Months Ended	2014	2013	2012
	September 30, 2014
High	1.1208	1.1643	1.0697	1.0418
Low	1.0634	1.0614	0.9839	0.9710
Average	1.0890	1.1045	1.0299	0.9996
Period End	1.1208	1.1601	1.0636	0.9949

On February 26, 2015, the noon spot rate of exchange for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was $1.2490.

SUMMARY

The following is a summary of certain information contained or referred to elsewhere or incorporated by reference in this Supplement, including the Schedules attached hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found elsewhere in this Circular. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Circular and the Schedules attached hereto.

The Arrangement

Pursuant to the Arrangement Agreement, Tahoe and Rio Alto have agreed to combine their respective companies by way of the Arrangement, whereby Tahoe will acquire all of the outstanding Rio Alto Shares in exchange for Tahoe Shares on the basis of 0.227 of one Tahoe Share and $0.001 in cash for each Rio Alto Share acquired.

Conditions to the Completion of the Arrangement

The Arrangement is subject to a number of specified conditions, including, among others, approval of the Share Issuance Resolution by Tahoe Shareholders, approval of the Arrangement Resolution by Rio Alto Shareholders, and Rio Alto obtaining the Final Order.

See “The Arrangement – Shareholder Approval” and “The Arrangement Agreement – Conditions”.

Implementation of the Arrangement

If the Arrangement Resolution is approved at the Rio Alto Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions precedent to the completion of the Arrangement are satisfied or waived, the following will occur or shall be deemed to occur sequentially in the following order without any further act or formality:

  the rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect;

  Rio Alto Shares held by a Rio Alto Shareholder who dissents to the Arrangement will be deemed to be transferred to Tahoe and such Dissenting Rio Alto Shareholder will cease to have any rights associated with the Rio Alto Shares other than the right to be paid the fair value for such Rio Alto Shares;

  each issued Rio Alto Share held by a former Rio Alto Shareholder (other than a Dissenting Rio Alto Shareholder or Tahoe or any subsidiary of Tahoe) shall be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe shall issue Tahoe Shares on the basis of 0.227 of a fully paid and non-assessable Tahoe Share and $0.001 in cash for each Rio Alto Share;

  all Rio Alto Options shall vest and in accordance with the terms of the Rio Alto Options, each outstanding Rio Alto Option shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to

  $0.001 cash. The exercise price per Tahoe Share subject to any such Rio Alto Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such Rio Alto Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of Rio Alto Options shall be rounded up to the nearest whole cent);

  in accordance with the terms of the SGC Options, each outstanding SGC Option shall, without any further action on the part of any holder of an SGC Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such a SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash. The exercise price per Tahoe Share subject to any such SGC Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such SGC Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of SGC Options shall be rounded up to the nearest whole cent);

  each Rio Alto Share held by Tahoe shall be transferred to Subco in consideration of the issue by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred, and the amount added to the stated capital of the Subco common shares will be equal to the paid up capital of the Rio Alto Shares so transferred; and

  Rio Alto and Subco shall amalgamate to continue as one corporation (“Amalco”) under Section 184(1) of the ABCA.

The foregoing is a summary only and is qualified by the detailed provisions of the Plan of Arrangement attached to this Supplement as Schedule “A”. See “The Arrangement – Principal Steps to Effect the Arrangement”.

Shareholder Approvals

In order for the Arrangement to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (a) at least two-thirds of the votes cast at the Rio Alto Meeting in person or by proxy by Rio Alto Shareholders; and (b) at least a simple majority of the votes cast by the Minority Shareholders (being all Rio Alto Shareholders other than Alex Black, President and Chief Executive Officer (“CEO”) of Rio Alto, and any of his related parties or persons acting jointly or in concert with Mr. Black) voting in person or by proxy at the Rio Alto Meeting.

In order for the Arrangement to become effective, the Share Issuance Resolution was required to be approved by a simple majority of the votes cast in person or by proxy at the Tahoe Meeting or via written consent from holders of more than 50% of the Tahoe Shares in accordance with the policies of the TSX. On February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50% of Tahoe Shares for the Share Issuance Resolution.

In the absence of any instruction to the contrary, the Rio Alto Shares represented by proxies appointing the management designees named in the accompanying forms of proxy will be voted FOR the Arrangement Resolution. See “The Arrangement - Shareholder Approval”.

Court Approval and Completion of the Arrangement

Under the ABCA, the Arrangement requires Court approval. Before Rio Alto mailed the Rio Alto Circular, it obtained the Interim Order from the Court on February 27, 2015 to provide for the calling and holding of the Rio Alto Meeting and other procedural matters. See Schedule “B” for a copy of the Interim Order.

Subject to the approval of the Arrangement by the Rio Alto Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on March 30, 2015 at 1:30 p.m. (Calgary time) at the Calgary Courts Centre at 601 - 5th Street SW, Calgary, Alberta, or as soon thereafter as is reasonably practicable.

Any Rio Alto Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance no later than 12:00 noon (Calgary time) on March 25, 2015, and any other documents required all as set out in the Interim Order and satisfying any other requirements of the Court. At the hearing, the Court will consider, among other things, the fairness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See “The Arrangement – Court Approval and Completion of the Arrangement,” and Schedule “B” for a copy of the Interim Order.

Non-Solicitation Covenant

Subject to the exceptions in and as expressly permitted under the Arrangement Agreement, Rio Alto has agreed, among other things, not to solicit, encourage, discuss or negotiate or otherwise facilitate any request, inquiry, proposal or offer regarding any Acquisition Proposal from any Person.

See “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation”.

Superior Proposal

In certain circumstances, the Rio Alto Board is entitled to consider and approve a Superior Proposal from a third party, subject to notice to Tahoe, Tahoe’s right to offer to amend the Arrangement Agreement, and compliance with other obligations as set forth in the Arrangement Agreement, including, but not limited to, payment of the Termination Fee.

See “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation”.

Termination Fee Payable by Rio Alto	Rio Alto has an obligation to pay the Termination Fee to Tahoe if the Arrangement Agreement is terminated under certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses”.

Support Agreements

Each of the directors and senior officers of Rio Alto and Tahoe, and the principal shareholder of Tahoe, have entered into support agreements with Tahoe, pursuant to which such holder has agreed, among other things, to vote such Rio Alto Shares or Tahoe Shares, as applicable, in favour of the Arrangement Resolution, or the Share Issuance Resolution, as applicable. As of February 27, 2015, these directors, senior officers and shareholders held approximately 3.41% of the issued and outstanding Tahoe Shares and approximately 2.96% of the issued and outstanding Rio Alto Shares. As noted above, on February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50% of the Tahoe Shares for the Share Issuance Resolution.

See “Support Agreements”.

Dissenting Rio Alto Shareholders

Registered Rio Alto Shareholders are entitled to exercise Dissent Rights in respect of the Arrangement Resolution under the ABCA in the manner described under the section “ABCA Rights of Dissent in Respect of the Arrangement Resolution” in the Rio Alto Circular.

Rio Alto Shareholders should carefully read the section in the Rio Alto Circular entitled “ABCA Rights of Dissent in Respect of the Arrangement Resolution” and should seek legal advice if they wish to exercise Dissent Rights. Failure to comply strictly with the dissent procedures described in the Rio Alto Circular may result in the loss of any Dissent Rights. Beneficial owners of Rio Alto Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Rio Alto Shareholders are entitled to dissent.

Business of Rio Alto

Rio Alto’s main business is (i) the mining, production and sale of gold from the La Arena Gold Oxide Mine (part of the La Arena Project) located in Peru; (ii) the exploration and development of the Shahuindo Project, also located in Peru, approximately 30 km away from the La Arena Project; and (iii) the exploration of La Arena Phase II (the sulphide project forming part of the La Arena Project).

See “Information Concerning Rio Alto”.

Business of Tahoe

Tahoe’s principal business activity is to profitably operate the Escobal Mine, a mining operation located in southeastern Guatemala. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals.

The Combined Company

The Combined Company’s principal business activity will be to profitably operate the Escobal Mine, a mining operation located in southeastern Guatemala and the La Arena Gold Oxide Mine located in Peru, and the exploration and development of the Shahuindo Project and La Arena Phase II in Peru. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals.

Stock Exchange Listings and Reporting Issuer Status

Tahoe is, and after the Arrangement will continue to be, a reporting issuer in each of the provinces and territories of Canada. The Tahoe Shares are currently listed and posted for trading on each of the TSX and NYSE under the symbols “THO” and “TAHO”, respectively.

Rio Alto is a reporting issuer in each of the provinces and territories of Canada. The Rio Alto Shares are listed and posted for trading on the TSX, NYSE and BVL under the symbols “RIO”, “RIOM” and “RIO”, respectively. If the Arrangement is consummated, the Rio Alto Shares are expected to be de-listed form the TSX, the NYSE and the BVL as soon as practicable following the Effective Date. Rio Alto will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent thereof) under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or the equivalent). In addition, it is anticipated that Tahoe will cause Rio Alto to file a Form 15 with the SEC pursuant to Rule 12g-4 under the U.S. Exchange Act, to terminate registration of Rio Alto’s common shares under section 12 of the U.S. Exchange Act.

Tahoe has applied to have the Tahoe Shares issuable in exchange for Rio Alto Shares listed and posted for trading on the TSX and will apply to have the Tahoe Shares issuable in exchange for Rio Alto Shares listed and posted on the NYSE (including Tahoe Shares issuable upon the exercise of Rio Alto Options, the SGC Options and Rio Alto Warrants pursuant to the Arrangement), and has agreed to use its commercially reasonable efforts to list all Tahoe Shares on the BVL following completion of the Arrangement, though not necessarily concurrently with such completion. Listing will be subject to Tahoe receiving approval from, and fulfilling all of the requirements of, the TSX, the NYSE and the BVL. See “The Arrangement - Stock Exchange Listings and Reporting Issuer Status”.

Canadian Federal Income Tax Considerations

A Resident Shareholder whose Rio Alto Shares are exchanged for Tahoe Shares and cash pursuant to the Arrangement, and who does not make a valid Section 85 Election with respect to the exchange, will be considered to have disposed of those Rio Alto Shares for proceeds of disposition equal to the aggregate fair market value of the Tahoe Shares and cash. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Rio Alto Shares immediate before the exchange. Rio Alto Shareholders who are Eligible Shareholders and who make a valid Section 85 Election with Tahoe may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their Rio Alto Shares for Tahoe Shares and cash under the Arrangement.

Non-Resident Shareholders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Rio Alto Shares pursuant to the Arrangement as long as such Rio Alto Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under “Certain Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

See “Certain Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

The exchange of Rio Alto Shares for Tahoe Shares and cash pursuant to the Acquisition should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”) provided that the individual steps of the Acquisition are treated as a single integrated transaction for U.S. federal income tax purposes. However, neither Rio Alto nor Tahoe has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Acquisition as a Reorganization or that the U.S. courts would uphold the qualification of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Acquisition qualifies as a Reorganization, and subject to special rules applicable to interests in a PFIC, as discussed under “Certain United States Federal Income Tax Considerations” below, U.S. Holders should not recognize gain or loss, except to the extent of the cash received, for U.S. federal income tax purposes on the exchange of Rio Alto Shares for Tahoe Shares and cash pursuant to the Acquisition.

U.S. Holders who acquired their Rio Alto Shares prior to June 1, 2011 may be required by the PFIC rules to recognize taxable gain or income subject to tax at ordinary income tax rates and to incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders should consult their own tax advisors with respect to their particular circumstances.

See “Certain United States Federal Income Tax Considerations.”

Peruvian Income Tax Considerations

Rio Alto is a non-resident company that directly or indirectly holds shares in resident companies in Peru. The value of these subsidiaries accounts for more than 50% of Rio Alto's value during the last 12 months.

Under Peruvian Income Tax Law, the term "transfer" includes any act whereby assets are disposed for a consideration (e.g. sales, barter transactions, contributions).

Pursuant to Peruvian law, the "indirect transfer" of shares in a resident company in Peru can generate capital gains in certain circumstances. Indeed, in order to occurs an "indirect transfer", the transfer of shares must be made by a non-resident company which directly or indirectly holds shares in a resident company in Peru, and where the following criteria are met: (i) the market value of the resident company in Peru accounts for 50% or more of the market value of the non-resident company at any time during the 12 months preceding the transfer; and, (ii) at least 10% of the shares issued by the non-resident company should be actually transferred in any 12-month period.

In the case of non-residents, they are generally subjected at a rate of 30%, unless the transfer of shares is performed through the BVL, case in which a 5% rate shall apply.

No such a tax event will arise if the transferor qualifies as a Canadian resident taxpayer that can actually benefit from the Canada-Peru Double Tax Treaty (2001).

If the transferor is resident in Peru, the "indirect transfer" may be subjected to Peruvian Income Tax, as Peruvian source income. In this case, the resulting gain may be subjected to Peruvian Income Tax at a rate that will depend on the nature of the investor: (i) in the case of a resident company in Peru, any capital will be taxed at the same applicable corporate rate which is generally 28%, regardless of whether the transfer is perfected through the BVL mechanisms or not; and, (ii) in the case of an individual resident in Peru, the capital gain will be taxed at an effective rate of 5% , regardless of whether the transfer is perfected through the BVL mechanisms or not.

Then, it is important to consider that in certain circumstances, there will exist jointly and severally liability because of the unpaid Peruvian Income Tax for the resident companies in Peru, who issued the shares which are being transferred.

See “Certain Peruvian Income Tax Considerations.”

Risk Factors	Shareholders should consider a number of risk factors relating to the Arrangement, Tahoe, Rio Alto and the Combined Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in documents incorporated herein by reference. See “Risk Factors”.

Selected Pro Forma Financial Information

The selected unaudited pro forma condensed consolidated financial information set forth below should be read in conjunction with Tahoe’s unaudited pro forma condensed consolidated financial statements and the accompanying notes attached thereto as Schedule “D” to this Circular. The unaudited pro forma condensed consolidated balance sheet has been prepared from the September 30, 2014 unaudited condensed interim consolidated balance sheet of Tahoe and from the September 30, 2014 unaudited condensed interim consolidated financial position of Rio Alto and gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on September 30, 2014. The pro forma condensed consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2013 and the nine month period ended September 30, 2014 have been prepared, respectively, from the audited consolidated statements of operations of Tahoe for the year ended December 31, 2013 and for the unaudited condensed interim consolidated statements of operations of Tahoe for the nine month period ended September 30, 2014, from the audited consolidated statements of operations of Rio Alto for the year ended December 31, 2013, for the unaudited condensed interim consolidated statements of operations of Rio Alto for the nine month period ended September 30, 2014, and gives effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2013.

		Year ended
(in thousands of U.S. dollars)	Nine months ended	December 31,
	September 30, 2014 ($)	2013 ($)
Statement of Operations Data:
Sales	$486,101	$285,122
Mine Operating Earnings	$206,271	$92,204
Earnings from Operations	$164,643	$(13,789)
Net earnings (loss)	$116,527	$(74,528)
(in U.S. dollars)
Per Tahoe Share data:
Basic earnings (loss) per share	$0.52	$(0.34)
Diluted earnings (loss) per share	$0.50	$(0.34)

(in thousands of U.S. dollars)	As at September 30, 2014 ($)
Balance Sheet Data:
Total current assets	$233,658
Total assets	$2,349,148
Total current liabilities	$198,914
Total liabilities	$421,977
Total equity	$1,927,171

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Tahoe and Rio Alto. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Tahoe and the accompanying notes included in Schedule “D” to this Circular.

GLOSSARY OF TERMS

In this Supplement, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders.

“ABCA” means the Business Corporations Act (Alberta) RSA 2000, c B-9, as amended;

“Acceptable Confidentiality Agreement” has the meaning ascribed thereto in “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation”;

“Acquisition” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement and any transaction involving only Rio Alto, after the date of the Arrangement Agreement whether or not in writing, any:

(a)

bona fide proposal, inquiry or offer with respect to: (i) any direct or indirect acquisition by any person or group of persons of Rio Alto Shares (or securities convertible into or exchangeable or exercisable for Rio Alto Shares) representing 20% or more of the Rio Alto Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Rio Alto Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Rio Alto or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Rio Alto and/or any interest in one or more of its subsidiaries (including shares or other equity interests of subsidiaries) that are or that hold the Material Properties or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Rio Alto (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions,

(b)	public announcement of or of an intention, to do any of the foregoing, or

(c)

modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Rio Alto or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto under the Securities Act;

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations –Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Alternative Transaction” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants of Rio Alto Regarding the Arrangement”;

“Amalco” means the entity formed by the amalgamation of Subco and Rio Alto pursuant to the Plan of Arrangement;

“Amalgamation” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rio Alto and Tahoe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of February 9, 2015 between Tahoe, Rio Alto and Subco, including all schedules annexed thereto, together with the Rio Alto Disclosure Letter and the Tahoe Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Rio Alto Shareholders approving the Arrangement, to be considered at the Rio Alto Meeting;

“Articles of Arrangement” means the articles of arrangement of Rio Alto in respect of the Arrangement to be filed with the Registrar after the Final Order is made;

“associate” has the meaning ascribed thereto under the Securities Act;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, by any Governmental Authority and includes any Environmental Permit;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Calgary, Alberta or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“BVL” means the Bolsa de Valores de Lima S.A.;

“Canada-Peru Tax Convention (2001)” means the Convention between the Government of Canada and the Government of the Republic of Peru For the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital;

“Canada-US Tax Convention (1980)” means the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital signed at Washington, D.C. on September 26, 1980, as amended;;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement as issued by the Registrar pursuant to Section 193(11) of the ABCA;

“Change in Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation”;

“CIM Standards” has the meaning ascribed thereto in “Notice to U.S. Securityholders”;

“Circular” means this Supplement, together with the Rio Alto Circular;

“Claim” means (i) any suit, action, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; at Law or in equity or by any Governmental Entity;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means Tahoe after giving effect to the Arrangement, which combined company will continue the respective businesses of Tahoe and Rio Alto on a combined basis;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Rio Alto Share that is issued and outstanding immediately prior to the Effective Time, comprising a combination of 0.227 of a Tahoe Share and $0.001 in cash;

“Consideration Shares” means the Tahoe Shares to be issued in exchange for Rio Alto Shares pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., engaged for the purpose of, among other things, exchanging certificates representing Rio Alto Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the rights of dissent exercisable by the Rio Alto Shareholders in respect of the Arrangement, described in Article 5 of the Plan of Arrangement;

“Dissenting Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting Resident Shareholders”;

“Dissenting Rio Alto Shareholder” means a registered holder of Rio Alto Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” means Direct Registration System;

“DRS Advice” means a DRS advice;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Rio Alto and Tahoe may agree upon in writing;

“EIA” means Environmental Impact Assessment;

“Elected Amount” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations - Exchange of Rio Alto Shares for Tahoe Shares and Cash - Section 85”;

“Eligible Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations -Residents of Canada - Exchange of Rio Alto Shares for Tahoe Shares and cash - Section 85 Election”;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Laws” means applicable Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Authority under any Environmental Laws;

“Escobal Mine” means an intermediate-sulfidation silver-goldlead-zinc vein deposit located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and three kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa, which Tahoe is mining by underground longhole stoping methods;

“Exchange” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Fair Market Value” with reference to: (i) a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately before the Effective Time; (ii) a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time;

“Final Order” means the order of the Court approving the Arrangement under Section 193(9) of the ABCA, in form and substance acceptable to Rio Alto and Tahoe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Rio Alto and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Rio Alto and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee and the former Standing Interpretations Committee.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE, BVL or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“g/t” means grams per tonne;

“Hazardous Substance” means any chemical, material or other substance in any form, whether solid, liquid or gaseous or any combination thereof, whether waste material, raw material, finished product, intermediate product or by-product, that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls

(“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Rio Alto Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Rio Alto and Tahoe, each acting reasonably;

“Intermediary” means an intermediary that a Non-Registered Rio Alto Shareholder may deal with in respect of its Rio Alto Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c 28 (1st Supp);

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“La Arena 2015 Technical Report” means the technical report titled “La Arena Project, Peru, Technical Report (NI 43-101)” with an effective date of December 31, 2014 and dated February 27, 2015;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Phase II” means the copper-gold sulphide project located on the La Arena Project;

“La Arena Project” means Rio Alto’s 100% interest in the mineral rights and interests to explore and exploit minerals from the mining concessions located in northern Peru held by La Arena S.A., which host the La Arena Gold Oxide Mine and the La Arena Sulphide Project;

“La Arena Sulphide Project” means the copper-gold sulphide project located within the La Arena Project;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mark-to-Market Election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules Relating to the Ownership of Tahoe Shares – Default PFIC Rules Under Section 1291 of the Code”;

“MARN” means Guatemalan Ministry of Environment and Natural Resources;

“MD&A” means management’s discussion and analysis of financial statements;

“MDA” means Mine Development Associates;

“MEM” means Guatemalan Ministry of Energy and Mines;

“Ml 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Minority Shareholders” means all holders of Rio Alto Shares, other than Mr. Alex Black and any of his “related parties” (as defined in MI 61-101) or any person acting jointly or in concert with Mr. Black;

“MSR” means Minera San Rafael, S.A.;

“Nl 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“Non-Electing Shareholder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Rio Alto Is Classified as a PFIC”;

“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Scope of This Disclosure – Non-U.S. Holders”;

“Notice of Application” means the notice of application by Rio Alto to the Court for the Final Order, the form of which is attached as Schedule “C” to this Supplement;

“NYSE” means the New York Stock Exchange;

“Outside Date” means April 30, 2015 or such later date as may be agreed to in writing by the Parties;

“Parties” means Rio Alto, Tahoe and Subco; and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Peru” means the Republic of Peru;

“Peruvian Securities Market Act” means the Peruvian Decreto Legislativo 861 - Ley del Mercado de Valores, as restated by Decreto Supremo 093-2002-EF and amended, and the regulations promulgated thereunder;

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Rio Alto Is Classified as a PFIC”;

“PFIC-for-PFIC Exception” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Rio Alto Is Classified as a PFIC”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A” hereto, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of Rio Alto and Tahoe, each acting reasonably;

“Principal Shareholder Support Agreement” has the meaning ascribed thereto in “Support Agreements – Tahoe Support Agreements – Principal Shareholder Support Agreement”;

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

“QA/QC” means quality assurance and quality control;

“QEF” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Rio Alto Is Classified as a PFIC”;

“QEF Election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares – Default PFIC Rules Under Section 1291 of the Code”;

“QFC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Ownership of Tahoe Shares – Distributions With Respect to Tahoe Shares”;

“Registered Plan” means a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered disability savings plan, a deferred profit sharing plan, a registered education savings plan or a tax-free savings account, all as defined in the Tax Act;

“Registered Rio Alto Shareholder” means a registered holder of Rio Alto Shares;

“Registrar” means the Registrar of the Corporations for the Province of Alberta appointed pursuant to Section 263 of the ABCA;

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Reorganization” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Resident Optionholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Rio Alto” means Rio Alto Mining Limited, a corporation existing under the laws of Alberta;

“Rio Alto AIF” means the annual information form of Rio Alto dated March 28, 2014 for the financial year ended December 31, 2013, filed on SEDAR on March 28, 2014;

“Rio Alto Board” means the board of directors of Rio Alto as the same is constituted from time to time;

“Rio Alto Budget” means the budget of Rio Alto for the period January 1, 2015 to December 31, 2015 attached to the Rio Alto Disclosure Letter;

“Rio Alto Circular” means, collectively, the notice of special meeting and the management information circular of Rio Alto dated February 27, 2015, including all appendices thereto, sent to Rio Alto Shareholders in connection with the Rio Alto Meeting;

“Rio Alto Disclosure Letter” means the disclosure letter executed by Rio Alto and delivered to Tahoe on February 9, 2015;

“Rio Alto Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Rio Alto, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Rio Alto Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international, Peruvian or Canadian, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of gold;

(e)	any generally applicable changes in IFRS; or

(f)	a change in the market price of the Rio Alto Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Rio Alto or disproportionately adversely affect Rio Alto in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Rio Alto Material Adverse Effect has occurred;

“Rio Alto Material Properties” means the La Arena Project and the Shahuindo Project, as described in Rio Alto Disclosure Letter;

“Rio Alto Meeting” means the special meeting of the Rio Alto Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Rio Alto Options” means, at any time, options to acquire Rio Alto Shares granted pursuant to the Rio Alto Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Rio Alto Option In-The-Money Amount” in respect of a Rio Alto Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the Rio Alto Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

“Rio Alto Option Plan” means the stock option plan of Rio Alto last approved by the Rio Alto Shareholders on May 12, 2014;

“Rio Alto Shareholders” means the holders of Rio Alto Shares;

“Rio Alto Shareholder Approval” will mean that the requisite approval of the Arrangement Resolution will be at least 662/3% of the votes cast on the Arrangement Resolution by the Rio Alto Shareholders present in person or by proxy at the Rio Alto Meeting voting as a single class, with each Rio Alto Shareholder entitled to one vote for each Rio Alto Share held by such holder and a simple majority of the votes cast on the Arrangement Resolution by Rio Alto Shareholders present in person or represented by proxy at the Rio Alto Meeting excluding the votes of those Rio Alto Shareholders whose votes are required to be excluded under MI 61-101;

“Rio Alto Shareholder Rights Plan” means the Rio Alto Shareholder Rights Plan Agreement dated as of August 26, 2010, as approved by Rio Alto Shareholders on May 31, 2013, made between Rio Alto and Olympia Trust Company;

“Rio Alto Shares” means common shares in the authorized share capital of Rio Alto, as currently constituted;

“Rio Alto Subject Securities” has the meaning ascribed thereto in “Support Agreements – Rio Alto Support Agreements”;

“Rio Alto Support Agreements” means the voting and support agreements dated February 9, 2015 and made between Tahoe and the officers and directors of Rio Alto, and other voting and support agreements that may be entered into after the date hereof by Tahoe and other Rio Alto Shareholders, which agreements provide that such shareholders will, among other things, vote all Rio Alto Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Rio Alto Shares;

“Rio Alto Supporting Shareholders” has the meaning ascribed thereto in “Support Agreements – Rio Alto Support Agreements”;

“Rio Alto Warrants” means the replacement common share purchase warrants of Rio Alto issued in August 2014 in connection with the SGC Acquisition, each currently exercisable to purchase one Rio Alto Share at a price of $2.39 until April 12, 2015;

“RRIF” means a trust governed by a registered retirement income fund within the meaning of the Tax Act;

“RRSP” means a trust governed by a registered retirement saving plan within the meaning of the Tax Act;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Section 85 Election” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations –Residents of Canada - Exchange of Rio Alto Shares for Tahoe Shares and cash - Section 85 Election”;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, all other applicable Canadian provincial and territorial securities Laws, all applicable state securities Laws in the United States. and the Peruvian Securities Market Act;

“SEDAR” means the System for Electronic Document Analysis and Retrieval as outlined in Nl 13-101, which can be accessed online at www.sedar.com;

“SGC” means Shahuindo Gold Limited (formerly Sulliden Gold Corporation Ltd.);

“SGC Acquisition” means the acquisition by Rio Alto of all of the issued and outstanding shares of SGC completed on August 5, 2014;

“SGC Option” means an option to acquire Rio Alto Shares granted pursuant to the SGC Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“SGC Option In-the-Money-Amount” in respect of a SGC Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the SGC Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

“SGC Option Plan” means the stock option plan of SGC last approved by the shareholders of SGC on October 6, 2011;

“Shahuindo Project” means the low-cost heap leach gold-silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru;

“Shahuindo Technical Report” means the technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba Peru” dated November 9, 2012;

“Share Issuance Resolution” means the ordinary resolution or written consent of the shareholders of Tahoe approving the issuance of the Consideration Shares (including any Tahoe Shares issuable upon the exercise of any Rio Alto Options, SGC Options and Rio Alto Warrants following completion of the Arrangement), either at the Tahoe Meeting substantially in the form and content of Schedule C to the Arrangement Agreement or in writing;

“Study” means the Feasibility Study set forth in the Tahoe Technical Report as further described under the heading “Information Concerning Tahoe – Escobal Mine, Guatemala – Principal Findings”;

“Subco” means 1860927 Alberta Ltd., a wholly-owned subsidiary of Tahoe incorporated for the purposes of the Arrangement;

“subsidiary” means, with respect to a specified entity, any:

(a)

corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)

partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Substantially All Assets Requirement” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement –Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Superior Proposal” means a bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” will be changed to “100%”) made in writing on or after the date of the Arrangement Agreement by a third party or parties acting jointly (other than Tahoe and its affiliates) that did not result from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement and which or in respect of which:

(a)

the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal (including time to completion and shareholder vote requirements), if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Rio Alto Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Tahoe pursuant to its right to match);

(b)	if it relates to the acquisition of outstanding Rio Alto Shares the consideration paid for the Rio Alto Shares is made available to all of the Rio Alto Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition;

(e)

the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(f)

in the event that Rio Alto does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal will advance or otherwise provide Rio Alto the cash required for Rio Alto to pay the Termination Fee and such amount will be advanced or provided on or before the date such Termination Fee becomes payable; and

(g)	failure to recommend such Acquisition Proposal to the Rio Alto Shareholders would be inconsistent with the Rio Alto Board’s fiduciary duties under applicable Law;

“Superior Proposal Notice Period” has the meaning ascribed thereto in “The Arrangement Agreement – Rio Alto’s Right to Accept a Superior Proposal”;

“Supplement” means this management information circular supplement to be attached to the Rio Alto Circular;

“Supporting Rio Alto Shareholders” means the persons who are party to the Rio Alto Support Agreements, other than Tahoe;

“Supporting Tahoe Shareholders” has the meaning ascribed thereto in “Support Agreements – Tahoe Support Agreements”;

“Tahoe AIF” means the annual information form of Tahoe dated March 12, 2014, for the year ended December 31, 2013;

“Tahoe Board” means the board of directors of Tahoe as the same is constituted from time to time;

“Tahoe Disclosure Letter” means the disclosure letter executed by Tahoe and delivered to Rio Alto on February 9, 2015;

“Tahoe Incentive Plans” means the Share Option and Incentive Share Plan originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013;

“Tahoe Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Tahoe provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Tahoe Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international, Guatemalan or Canadian, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of silver;

(e)	any generally applicable changes in IFRS; or

(f)	a change in the market price of the Tahoe Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Tahoe or disproportionately adversely affect Tahoe in comparison to other persons who operate in the silver mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Tahoe Material Adverse Effect has occurred;

“Tahoe Meeting” means the special meeting of the shareholders of Tahoe, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Share Issuance Resolution;

“Tahoe Options” means, at any time, options to acquire Tahoe Shares granted pursuant to the Tahoe Incentive Plans which are, at such time, outstanding and unexercised, whether or not vested;

“Tahoe Option In-The-Money Amount” in respect of a Rio Alto Option or SGC Option means the amount, if any, by which the total Fair Market Value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Rio Alto Option or SGC Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

“Tahoe Shareholder Approval” means the approval by the shareholders of Tahoe of the Share Issuance Resolutions (a) at the Tahoe Meeting, or (b) if permitted by the TSX, by written resolution of holders of at least 50% of the Tahoe Shares in lieu of the Tahoe Meeting;

“Tahoe Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan Agreement dated as of May 8, 2014 between Tahoe and Computershare Investor Services Inc.;

“Tahoe Shareholders” means the holders of Tahoe Shares;

“Tahoe Shareholders’ Agreement” means the Second Amended and Restated Shareholders’ Agreement dated as of April 19, 2011 between Goldcorp Inc. and Tahoe;

“Tahoe Shares” means common shares without par value in the capital of Tahoe;

“Tahoe Subject Securities” has the meaning ascribed thereto in “Support Agreements – Tahoe Support Agreements”;

“Tahoe Support Agreements” means the voting and support agreements dated February 9, 2015 and made between Tahoe and the principal shareholder of Tahoe, the officers and directors of Tahoe and other voting and support agreements that may be entered into after the date hereof by Tahoe and other holders of Tahoe Shares, which agreements provide that such shareholders will, among other things, vote all Tahoe Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Share Issuance Resolution and not dispose of their Tahoe Shares;

“Tahoe Technical Report” means the technical report prepared for Tahoe by M3 Engineering & Technology Corporation entitled “Escobal Mine Guatemala - 43-101 Feasibility Study” with an effective date of November 5, 2014;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Tax” or “Taxes” means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof;

“Tax Election Deadline” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Exchange of Rio Alto Shares for Tahoe Shares and Cash – Section 85 Election”;

“Tax Regulations” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

“t/d” means tonnes per day;

“Termination Fee” means a fee of $57.6 million payable by Rio Alto to Tahoe in the event of a Termination Fee Event;

“Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement – Termination Fee and Expenses”;

“TFSA” means a trust governed by a tax free savings account within the meaning of the Tax Act;

“TSX” means Toronto Stock Exchange;

“United States” or “U.S.” or “USA” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Scope of This Disclosure – U.S. Holders”;

“U.S. Person” means a “U.S. person”, as such term is defined in Regulation S under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

THE ARRANGEMENT

The following summarizes the steps that will occur immediately prior to and under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under the profiles of Tahoe and Rio Alto on SEDAR, and the full text of the Plan of Arrangement, a copy of which is attached as Schedule “A” hereto.

Principal Steps to Effect the Arrangement

The Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

Shareholder Rights Plan

The rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect.

Dissent Shares

Each Rio Alto Share held by a Dissenting Rio Alto Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Tahoe; and Tahoe shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement; and (i) such Dissenting Rio Alto Shareholders shall cease to be the holders of such Rio Alto Shares and to have any rights as Rio Alto Shareholders other than the right to be paid the fair value for such Rio Alto Shares; and (ii) the name of each such Dissenting Rio Alto Shareholder shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares and Tahoe shall be recorded as the registered holder of the Rio Alto Shares so transferred and shall be deemed to be the legal owner of such Rio Alto Shares.

Transfer of Rio Alto Shares for 0.227 of a Tahoe Share and $0.001 Cash Consideration

Each outstanding Rio Alto Share will, without further act or formality by or on behalf of a holder of the Rio Alto Shares, be irrevocably transferred by the holder thereof to Tahoe (free and clear of all Liens) in exchange for 0.227 of one Tahoe Share and $0.001 in cash for each Rio Alto Share held, and the holders of such Rio Alto Shares shall cease to be the holders thereof and to have any rights as holders of such Rio Alto Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement. Such holder’s name shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares and legal and beneficial title to such Rio Alto Share will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Rio Alto Share (free and clear of any Liens) and will be entered in the central securities register of Rio Alto as the sole holder thereof.

Exchange of Rio Alto Options

All Rio Alto Options shall vest and in accordance with the terms of the Rio Alto Options, each Rio Alto Option shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such a Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash.

The exercise price per Tahoe Share subject to any such Rio Alto Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such Rio Alto Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of Rio Alto Options shall be rounded up to the nearest whole cent).

Subject to the foregoing, each Rio Alto Option shall continue to be governed by and be subject to the terms of the Rio Alto Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Options to facilitate the exercise of the Rio Alto Option and the payment of the corresponding portion of the exercise price with each of them. Each Rio Alto Option will remain exercisable for a period of one year from the date on which the holder of such options with Rio Alto is terminated in connection with the Arrangement, being the exercise period provided for in the Rio Alto Option Plan.

In the event that the Tahoe Option In-The-Money Amount in respect of a Rio Alto Option exceeds Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option, the number of Tahoe Shares which may be acquired on exercise of the Rio Alto Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the Rio Alto Option does not exceed Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Exchange of SGC Options

Each outstanding SGC Option shall, without any further action on the part of any holder of an SGC Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such a SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash.

The exercise price per Tahoe Share subject to any such SGC Option shall be an amount equal to the quotient of: (A) the exercise price per Rio Alto Share subject to such SGC Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of SGC Options shall be rounded up to the nearest whole cent).

Subject to the foregoing, each SGC Option shall continue to be governed by and be subject to the terms of the SGC Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of SGC Options to facilitate the exercise of the SGC Option and the payment of the corresponding portion of the exercise price with each of them.

In the event that the Tahoe Option In-The-Money Amount in respect of a SGC Option exceeds SGC Option In-The-Money Amount in respect of the SGC Option, the number of Tahoe Shares which may be acquired on exercise of the SGC Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the SGC Option does not exceed SGC Option In-The-Money Amount in respect of the SGC Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Transfer of Rio Alto Shares to Subco

Each Rio Alto Share held by Tahoe will be transferred to Subco in consideration of the issue by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred, the stated capital in respect of the Rio Alto Shares will be reduced to $1.00 without any repayment of capital in respect thereof. Rio Alto will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act.

Amalgamation

Rio Alto and Subco shall amalgamate to form Amalco under Section 184(1) of the ABCA.

Treatment of Rio Alto Warrants

In accordance with the terms of the Rio Alto Warrants, after the Effective Time, each holder of a Rio Alto Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Rio Alto Warrant, in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Tahoe Shares and cash which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Rio Alto Shares to which such holder would have been entitled if such holder had exercised such holder’s Rio Alto Warrants immediately prior to the Effective Time. Each Rio Alto Warrant shall continue to be governed by and be subject to the terms of the applicable Rio Alto Warrant certificate, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each of them.

Shareholder Approval

At the Rio Alto Meeting, Rio Alto Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution. To become effective, the Arrangement Resolution must be approved, with or without variation, by an affirmative vote of at least two-thirds of the votes cast at the Rio Alto Meeting in person or by proxy by the Rio Alto Shareholders. The Arrangement Resolution must also be approved by at least a simple majority of the votes cast by the Minority Shareholders voting in person or by proxy at the Rio Alto Meeting. The Arrangement Resolution must be approved in order for Rio Alto to seek the Final Order and the Share Issuance Resolution must be approved in order for the Arrangement to be implemented on the Effective Date in accordance with the Final Order.

It is a condition of the Arrangement that Tahoe Shareholders approve the Share Issuance Resolution. On February 25, 2015, Tahoe announced that it had obtained written consent from Tahoe Shareholders with ownership, control or direction over more than 50% of Tahoe Shares for the Share Issuance Resolution in accordance with the policies of the TSX.

Each of the directors and senior officers of Rio Alto, and each of the directors and officers of Tahoe as well as a principal shareholder of Tahoe, have agreed to vote their shares in favour of the Arrangement Resolution, in the case of Rio Alto, and the Share Issuance Resolution, in the case of Tahoe, pursuant to the terms of the Rio Alto Support Agreements and Tahoe Support Agreements, as applicable. As of February 27, 2015, directors and senior officers of Rio Alto held 9,880,416 Rio Alto Shares, representing approximately 2.96% of the issued and outstanding Rio Alto Shares, and directors and senior officers of Tahoe held 5,031,752 Tahoe Shares, representing approximately 3.41% of the issued and outstanding Tahoe Shares on that date. See “Support Agreements”.

In the absence of any instruction to the contrary, the Rio Alto Shares represented by proxies appointing the management designees named in the accompanying form of proxy will be voted FOR the Arrangement Resolution.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. In addition to obtaining the approval of the Rio Alto Shareholders and the Tahoe Shareholders at the Rio Alto Meeting and the Tahoe Meeting (or via written consent), as applicable, the following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Court must grant the Final Order approving the Arrangement; and

(b)

all conditions precedent to the Arrangement, including, without limitation, the satisfaction or waiver, as applicable, of all of the conditions to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party.

Court Approval and Completion of the Arrangement

The Arrangement requires Court approval under the ABCA. On February 27, 2015, prior to the mailing of the Rio Alto Circular, Rio Alto obtained the Interim Order providing for the calling and holding of the Rio Alto Meeting and certain other procedural matters related to the Rio Alto Meeting, a copy of which is attached hereto as Schedule “B”. Following approval of the Arrangement Resolution by the Rio Alto Shareholders at the Rio Alto Meeting, Rio Alto will make application to the Court for the Final Order. The Court will consider, among other things, the fairness to the Rio Alto Securityholders and the reasonableness of the Arrangement. The Court hearing for the Final Order is currently scheduled for 1:30 pm (Calgary time) on March 30, 2015 at 601 - 5th Street SW, Calgary, Alberta. Any Rio Alto Shareholder or other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing may do so in accordance with the terms of the Interim Order. Such persons should consult with their legal advisors as to the necessary requirements.

The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) exemption under the U.S. Securities Act with respect to among other things, Tahoe securities to be issued pursuant to the Arrangement. See “Notice to U.S. Securityholders” and “Securities Laws Considerations – U.S. Securities Laws”.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Originating Application attached hereto as Schedule “C”. The Originating Application has been filed with the Court following the hearing where it obtained the Interim Order and will not be served upon anyone. This is your only notice of the Court hearing.

Interests of Certain Persons in the Arrangement – Rio Alto Directors and Officers

In considering the recommendation of the Rio Alto Board with respect to the Arrangement Resolution, Rio Alto Shareholders should be aware that certain officers of Rio Alto and the Rio Alto Board may have certain interests in connection with the Arrangement Resolution that may present them with actual or potential conflicts of interest in connection with the Arrangement Resolution. The Rio Alto Board is aware of these interests and considered them along with the other matters described in the Rio Alto Circular under “The Arrangement – Recommendation of the Board and Reasons for the Recommendation”.

The officers and directors of Rio Alto beneficially owned, directly or indirectly, or exercise control or direction over, in the aggregate, 9,880,416 Rio Alto Shares, representing approximately 2.96% of the Rio Alto Shares outstanding as of February 27, 2015. All of the Rio Alto Shares held by the officers and directors of Rio Alto will be treated in the same fashion under the Arrangement as Rio Alto Shares held by any other Rio Alto Shareholder. Rio Alto Shares held by executive officers and directors of Rio Alto eligible to be cast in connection with the Arrangement Resolution at the Rio Alto Meeting (for clarity, being the officers and directors excluding Alex Black) represent 1.46% of the votes eligible to be cast. See “Securities Laws Considerations – Canadian Securities Laws – MI 61-101 – Protection of Minority Security Holders in Special Transactions”.

The following is a summary of the securityholdings of the officers and directors of Rio Alto (including their associates and affiliates) as of the date hereof, based on the information provided by such persons, which securities will be treated in accordance with the terms of the Arrangement:

Name of Officer or		Rio Alto	Rio Alto	SGC
Director	Position	Shares	Options	Options[1]
Ram Ramachandran	Director	0	450,000	0
Bruce Humphrey	Director	500,000	200,000	359,625
Drago Kisic Wagner	Director	60,000	500,000	0
Klaus Zeitler	Chairman of the Board, Director	750,000	850,000	0

Name of Officer or		Rio Alto	Rio Alto	SGC
Director	Position	Shares	Options	Options[1]
Alex Black	President, Chief Executive Officer, Director	4,894,651	100,000	0
Peter Tagliamonte	Director	1,299,965	200,000	1,929,375
Sidney Robinson	Director	190,000	680,000	0
Kathryn Johnson	Chief Financial Officer	2,593	40,000	0
Victor Gobitz	Director	0	600,000	0
Eduardo Loret de Mola	Chief Operating Officer	18,094	200,000	0
Tim Williams	Vice President Operations	18,400	185,000	0
Javier Fernandez Concha-Stucker	Vice President Social & Legal	910,875	0	451,500
Augusto Chung	Vice President Projects	0	0	0
Daniel Kenney	Corporate Secretary	102,200	600,000	0
Paul Tweddle	Vice President Finance & Commercial	30,500	375,000	0
Alfredo Diaz	Vice President Administration & Human Resources	0	0	0
Enrique Garay	Vice President Geology	70,500	225,000	0
Juan Rodriguez	General Manager, La Arena S.A.	0	62,500	0
Jaime Soldi	Vice President Peru Corporate Affairs	1,028,288	250,000	0
Alejandra Gomez	Vice President Corporate Communications	4,350	120,000	0

Note:

(1)	Numbers of SGC Options are expressed as numbers of Rio Alto Shares that may be purchased upon the exercise of such SGC Options.

Rio Alto Options and SGC Options

As a result of the Arrangement, all of the Rio Alto Options, including those held by Rio Alto directors and officers, shall vest and shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive that number of Tahoe Shares as provided for in the Plan of Arrangement. Additionally, each Rio Alto Option will remain exercisable for a period of one year from the date on which the holder of such options is terminated in connection with the Arrangement, consistent with the Rio Alto Option Plan. Additionally, each SGC Option, including those held by directors and officers of Rio Alto, shall, without any further action on the part of any holder of a SGC Option, also be deemed to have been exchanged for an option entitling the holder to receive that number of Tahoe Shares as provided for in the Plan of Arrangement. See “The Arrangement - Principal Steps to Effect the Arrangement”.

Change of Control Payments

As a result of the Arrangement, the executive officers of Rio Alto will receive change of control payments under the terms of their respective employment or consulting arrangements with Rio Alto. This includes (i) Alex Black, President & Chief Executive Officer, (ii) Kathryn Johnson, Chief Financial Officer, (iii) Dr. Klaus Zeitler, Chairman of the Rio Alto Board (through a consulting agreement with Zeitler Holdings Corp., a company which is controlled by Dr. Zeitler), and (iv) Eduardo Loret de Mola, Chief Operating Officer. A description of the change of control provisions of their employment and consulting agreements is set out below.

The Arrangement constitutes a “change in control” as defined in each of the employment or consulting agreements between Rio Alto and the respective parties named above. Under the terms of Eduardo Loret de Mola’s employment agreement, in the event of a change in control, Mr. Loret de Mola is entitled to an amount equal to twice his annual salary, and an amount equal to the profit share bonus mandated by Peruvian employment laws (the “Profit Share Bonus”) that is anticipated to be payable to him for the twelve-month period following the change of control. Mr. Loret de Mola has agreed to forego the Profit Share Bonus, and accept payment of an amount that is twice his annual salary in full satisfaction of all amounts payable under the change of control provision of his employment agreement with Rio Alto.

Under the terms of Alex Black’s employment agreement, upon a change of control Mr. Black is entitled to (i) a payment equal to twice his annual salary, (ii) a payment equal to twice the average annual incentive bonus paid to Mr. Black in the two financial years preceding termination, (iii) the amount of the Profit Share Bonus that is anticipated to be payable to Mr. Black for the twenty-four-month period following the change of control, (iv) a payment equal to the accrued share price bonus, being the cash equivalent of 1,000 ounces of gold, which is payable upon the earlier of January 2017 and a change of control, and (v) a payment equal to two times the value of normal course benefits provided to Mr. Black during the financial year preceding the termination date. Mr. Black has agreed to forego certain of these change of control entitlements in connection with the Arrangement and accept payment of the accrued share price bonus, payable in cash, in full satisfaction of all amounts payable under the change of control provision of his employment agreement with Rio Alto.

Under the terms of Alex Black’s employment agreement, in the event that Mr. Black receives an annual Profit Share Bonus, Mr. Black agrees to purchase, over the facilities of a stock exchange, within one year of the date of receipt of such Profit Share Bonus, common shares of Rio Alto for an aggregate purchase price equal to the amount of the such Profit Share Bonus, net of taxes payable thereon by Mr. Black. If the Arrangement is effected, in the event that Mr. Black receives an annual Profit Share Bonus, Mr. Black would purchase Tahoe Shares over the facilities of a stock exchange.

Under the terms of Kathryn Johnson’s employment agreement, upon a change of control, Ms. Johnson is entitled to an amount which is equal to twice her annual salary. Ms. Johnson has agreed to accept an amount which is approximately twice her annual salary in full satisfaction of all amounts payable under the change of control provision of her employment agreement with Rio Alto.

Under the terms of Dr. Zeitler’s consulting agreement, upon a change of control, Dr. Zeitler is entitled to a payment equal to his annual fee, unless a reasonably equivalent position is offered in the surviving corporation.

As a result of the Arrangement, the non-executive senior officers of Rio Alto, being Tim Williams, Javier Fernandez Concha-Stucker, Augusto Chung, Paul Tweddle, Alfredo Diaz, Enrique Garay, Juan Rodriguez, Jaime Soldi and Alejandra Gomez are entitled to receive change of control payments equal to two times their annual salary pursuant to their employment agreements.

It is expected that approximately US$6.8 million will be payable to the persons named in this section as a result of the Arrangement and the change of control provisions in their respective agreements with the Company.

See further “Securities Laws Considerations – Canadian Securities Laws – MI 61-101– Protection of Minority Security Holders in Special Transactions.

Regulatory Matters

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. Other than obtaining the approval of the Rio Alto Shareholders at the Rio Alto Meeting and the approval of the Tahoe Shareholders at the Tahoe Meeting or via written consent (which has been received), receipt of the Final Order and the approval of the TSX and NYSE for the listing of the Tahoe Shares, Rio Alto does not anticipate being required to seek any material approval, consent or other action from any federal, provincial, state or foreign government or any administrative or regulatory agency in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Rio Alto currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to the approval of the Arrangement Resolution by the Rio Alto Shareholders and approval of the Share Issuance Resolution by the Tahoe Shareholders at their respective shareholder meetings (or in the case of Tahoe, by written consent in lieu of the Tahoe Meeting in accordance with the policies of the TSX), receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Arrangement is expected to be completed on or about April 1, 2015.

Stock Exchange Listings and Reporting Issuer Status

If the Arrangement is consummated, the Rio Alto Shares are expected to be de-listed from the TSX, NYSE and the BVL as soon as practicable following the Effective Date. Rio Alto will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada in which it is currently a reporting issuer (or the equivalent). In addition, it is anticipated that Tahoe will cause Rio Alto to file a Form 15 with the SEC pursuant to Rule 12g-4 under the U.S. Exchange Act. Under U.S. Exchange Act Rule 12g-4, termination of registration of Rio Alto’s common shares under section 12 of the U.S. Exchange Act would take effect 90 days, or such shorter period as the SEC may determine, after the filing of the Form 15. Upon filing of the Form 15, Rio Alto’s duty to file any reports required under section 13(a) of the U.S. Exchange Act will be suspended immediately, but if the Form 15 is subsequently withdrawn or denied, Rio Alto would be required to file with the SEC within 60 days after the date of any such withdrawal or denial, all reports which would have been required had the Form 15 not been filed.

Tahoe has applied to have the Tahoe Shares issuable in exchange for Rio Alto Shares listed and posted for trading on the TSX and will apply to have the Tahoe Shares issuable in exchange for Rio Alto Shares listed and posted on the NYSE (including Tahoe Shares issuable upon the exercise of Rio Alto Options, the SGC Options and Rio Alto Warrants pursuant to the Arrangement), and has agreed to use its commercially reasonable efforts to list all Tahoe Shares on the BVL following completion of the Arrangement.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed on SEDAR and available under the profiles of Rio Alto and Tahoe. A copy of the Arrangement Agreement may also be obtained free of charge on request to the Vice President Corporate Communications of Rio Alto, Tel: 1 604 628-1401 or via email at info@rioaltomining.com or on request from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone (775) 448-5800.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Tahoe will acquire all of the Rio Alto Shares and Rio Alto will become a wholly-owned subsidiary of Tahoe. The Arrangement Agreement and Plan of Arrangement provide that Tahoe will acquire each outstanding Rio Alto Share (other than those held by Rio Alto Shareholders who properly exercise their Dissent Rights) in exchange for 0.227 of a Tahoe Share and $0.001 in cash.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events will occur without any further act, authorization or formality thereby giving effect to the transactions contemplated by the Arrangement.

Effective Time

The Arrangement Agreement provides that the Arrangement will become effective at the Effective Time provided in the Plan of Arrangement, which is 12:01 a.m. (Vancouver time) on the Effective Date.

Effecting the Arrangement

Subject to the rights of termination contained the Arrangement Agreement, upon the Rio Alto Shareholder Approval being obtained in accordance with the Interim Order, the Tahoe Shareholder Approval being obtained in accordance with the Arrangement Agreement, the Final Order being obtained, and upon the conditions contained in the Arrangement Agreement being satisfied or waived as set forth in the Arrangement Agreement, the Articles of Arrangement will be filed by Rio Alto with the Registrar and from and after the Effective Time, the Plan of Arrangement will have all of the effects contemplated by Law, including the ABCA.

Conditions

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Tahoe and Rio Alto at any time:

(a)	the Arrangement Resolution will have been approved by the Rio Alto Shareholders at the Rio Alto Meeting in accordance with the Interim Order and applicable Laws;

(b)

the Tahoe Shareholder Approval will have been received from the shareholders of Tahoe either at the Tahoe Meeting or, if authorized and approved by the TSX, via written approval from holders of more than 50% of the Tahoe Shares;

(c)

each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of Rio Alto and Tahoe, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Rio Alto or Tahoe, each acting reasonably, on appeal or otherwise;

(d)

the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE will have been obtained for the listing of the Consideration Shares to be issued pursuant to the Arrangement;

(e)

no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)

the Consideration Shares to be issued pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities Laws, provided that Rio Alto will not be entitled to the benefit of this condition and will be deemed to have waived this condition if it has failed to advise the Court prior to hearing in respect of the Interim Order that Tahoe intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in the Arrangement Agreement and the Final Order will reflect such reliance; and

(g)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of Tahoe

The obligation of Tahoe to complete the Arrangement is subject to the satisfaction, or waiver by Tahoe, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Tahoe and which may be waived by Tahoe at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have:

(a)	Rio Alto will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Rio Alto in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Rio Alto Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.1(g) (Capitalization), 3.1(r) (Mineral Rights) and 3.1(s) (Ownership) of the Arrangement Agreement) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Rio Alto Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement, it being understood that it is a separate condition precedent to the obligations of Tahoe under the Arrangement Agreement that the representations and warranties made by Rio Alto in Sections 3.1(g) (Capitalization), 3.1(r) (Mineral Rights) and 3.1(s) (Ownership) of the Arrangement Agreement must be accurate in all respects when made and as of the Effective Date;

(c)

Rio Alto Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Rio Alto Shareholders representing not more than 5% of the Rio Alto Shares then outstanding);

(d)

Tahoe will have determined in its sole and absolute discretion, that there has not occurred, prior to the date of the Arrangement Agreement, a Rio Alto Material Adverse Effect that has not been publicly disclosed or disclosed to Tahoe in writing by Rio Alto prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Time, there has not occurred a Rio Alto Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Rio Alto Material Adverse Effect;

(e)

Tahoe will have received a certificate of Rio Alto signed by a senior officer of Rio Alto and dated the Effective Date certifying that the conditions set out in items (a) through (d) (inclusive) above have been satisfied;

(f)

Rio Alto will have provided Tahoe with a favourable title opinions in a form and substance satisfactory to Tahoe with respect to each of the Rio Alto Material Properties dated as of the Effective Date;

(g)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Rio Alto Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably;

(h)	the Plan of Arrangement will not have been modified or amended in a manner adverse to Tahoe without Tahoe’s consent in its sole and absolute discretion;

(i)	there will not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)

prohibition or restriction on the acquisition by Tahoe of any Rio Alto Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by Tahoe of Rio Alto or any material portion of their respective businesses; or

(j)	imposition of limitations on the ability of Tahoe to acquire or hold, or exercise full rights of ownership of, any Rio Alto Shares, including the right to vote such Rio Alto Shares; and

(k)

each of the Supporting Rio Alto Shareholders will have entered into a Rio Alto Support Agreement (in form and substance satisfactory to Tahoe) with Tahoe on the date of the Arrangement Agreement, none of such Rio Alto Support Agreements will have been terminated and none of the Supporting Rio Alto Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Additional Conditions Precedent to the Obligations of Rio Alto

The obligation of Rio Alto to complete the Arrangement is subject to the satisfaction, or waiver by Rio Alto, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Rio Alto and which may be waived by Rio Alto at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Rio Alto may have:

(a)	Tahoe will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Tahoe in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangement;

(c)

there will not have occurred, prior to the date of the Arrangement Agreement, a Tahoe Material Adverse Effect that has not been publicly disclosed or disclosed to Rio Alto in writing by Tahoe prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Date, there has not occurred a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Tahoe Material Adverse Effect;

(d)

Rio Alto will have received a certificate of Tahoe signed by a senior officer of Tahoe and dated the Effective Date certifying that the conditions set out in items (a) to (c) (inclusive) above have been satisfied;

(e)

Tahoe will have complied with its obligations under Section 2.10 of the Arrangement by depositing in escrow with the Depositary sufficient Tahoe Shares and the requisite amount of cash to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement (other than payments to Rio Alto Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) and the Depositary will have confirmed receipt of the Consideration Shares;

(f)

Tahoe will have delivered evidence satisfactory to Rio Alto, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be;

(g)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Tahoe Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably; and

(h)

each of the principal shareholder of Tahoe, and the directors and officers of Tahoe will have entered into a Tahoe Support Agreement (in form and substance satisfactory to Rio Alto) with Tahoe on the date of the Arrangement Agreement, none of such Tahoe Support Agreements will have been terminated and none of the principal shareholders of Tahoe, or the directors and officers of Tahoe will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Rio Alto relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; Permits; litigation; insolvency; operational matters; mineral rights; ownership; expropriation; mineral reserves and resources; technical reports; NGOs and community groups; Taxes; contracts; employment agreements; employment withholdings; health and safety; employee benefit plans; severance payments; environment; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; fairness opinion; special committee and Rio Alto Board approval; data room information; Rio Alto Shareholder Rights Plan; standstill; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; funds available; confidentiality agreements; Competition Act; internal controls and disclosure controls; settlement agreements; and full disclosure.

The Arrangement Agreement contains a number of customary representations and warranties of Tahoe relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; issuance of Consideration Shares; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; Permits; litigation; insolvency; operational matters; mineral rights; title opinion; expropriation; mineral reserves and resources; technical report; NGOs and community groups; Taxes; contracts; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; Tahoe Board approval; data room information; Tahoe Shareholder Rights Plan; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; internal controls and disclosure controls; fairness opinion; full disclosure; Investment Canada Act; and Peruvian corporate Law.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Tahoe and Rio Alto.

Covenants of Rio Alto Regarding the Conduct of Business

Rio Alto covenants and agrees in the Arrangement Agreement that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Tahoe otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Rio Alto and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the Rio Alto Budget, Rio Alto and its subsidiaries will comply with the terms of all Rio Alto material contracts and Rio Alto and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group. Rio Alto will also fully cooperate and consult through meetings with Tahoe, as Tahoe may reasonably request, to allow Tahoe to monitor, and provide input with respect to the direction and control of any activities relating to the operation and exploration of any material Rio Alto properties, and will obtain the written consent of Tahoe prior to the public disclosure of exploration results or other technical information and prior to entering into any contract with a value of $5,000,000 or greater with a term greater than one year.

Rio Alto also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, including, among things, with respect to, acquisitions and dispositions, expenses and indebtedness, material contracts, Taxes, litigation and employees, as further detailed in Section 4.1 of the Arrangement Agreement.

Rio Alto covenants that it will provide Tahoe with prompt written notice of: (i) any “material change” (as defined in the Securities Act) in relation to Rio Alto or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Rio Alto Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Rio Alto, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Rio Alto would not be satisfied.

Rio Alto also covenants in the Arrangement Agreement that subject to compliance with applicable Laws and the terms of any existing contracts, Rio Alto will provide access to Tahoe and its Representatives until the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms, continuing access to any diligence information and reasonable access during normal business hours and upon reasonable notice, to Rio Alto’s and its subsidiaries’ businesses, properties, books and records and such other data and information as Tahoe may reasonably request, as well as access to its management personnel, provided that such access does not interfere with Rio Alto’s ordinary conduct of business. Rio Alto will also make available to Tahoe and its representatives information reasonably requested by Tahoe for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses following completion of the Arrangement.

Covenants of Rio Alto Regarding the Arrangement

Rio Alto covenants that it will and will cause its subsidiaries to perform all obligations required to be performed by Rio Alto or any of its subsidiaries under the Arrangement Agreement, cooperate with Tahoe in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, including, without limiting the generality of the foregoing and without limiting the obligations of Rio Alto elsewhere in the Arrangement Agreement:

(a)

promptly, and in any event within five Business Days following the date of the Arrangement Agreement, provide to Tahoe (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Rio Alto and any third party pursuant to which confidential information of Rio Alto has been provided;

(b)

use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Rio Alto from other parties to any Rio Alto material contracts in order to complete the Arrangement;

(c)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act;

(d)	defend all lawsuits or other legal, regulatory or other Proceedings against Rio Alto challenging or affecting the Arrangement Agreement or the completion of the Arrangement; and

(e)	obtain the Rio Alto Shareholder Approval in accordance with the terms of the Arrangement Agreement.

Rio Alto also covenants that in the event that Tahoe concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby Tahoe or its affiliates would effectively acquire all of the Rio Alto Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Rio Alto and the Rio Alto Shareholders which are equivalent to or better than those contemplated by the Arrangement Agreement (an ”Alternative Transaction”), Rio Alto agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and will otherwise fulfill its covenants contained in the Arrangement Agreement in respect of such Alternative Transaction.

Covenants of Tahoe Regarding the Conduct of Business

Tahoe covenants and agrees in the Arrangement Agreement that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Rio Alto otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Tahoe and its subsidiaries will be conducted only in the ordinary course of business, Tahoe and its subsidiaries will comply with the terms of all Tahoe material contracts and Tahoe and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group.

Tahoe also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, as further detailed in Section 4.4 of the Arrangement Agreement.

Tahoe covenants that it will provide Rio Alto with prompt written notice of: (i) any “material change” (as defined in the Securities Act) in relation to Tahoe or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Tahoe, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Tahoe would not be satisfied.

Covenants of Tahoe Regarding the Arrangement

Tahoe covenants that it will perform all obligations required to be performed by it under the Arrangement Agreement, cooperate with Rio Alto in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated by the Arrangement Agreement, including:

(a)

cooperating with Rio Alto in connection with, and using its commercially reasonable efforts to assist Rio Alto in obtaining the waivers, consents and approvals required under any Rio Alto material contracts, provided, however, that, notwithstanding anything to the contrary in the Arrangement Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by the Arrangement Agreement, Tahoe will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Tahoe relating to the Arrangement required to be completed prior to the Effective Time;

(c)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tahoe from other parties to any Tahoe material contracts in order to complete the Arrangement;

(d)	defending all lawsuits or other legal, regulatory or other Proceedings against or relating to Tahoe challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(e)

forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(f)

apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by Tahoe of customary listing conditions of the TSX and NYSE;

(g)

making joint elections with Eligible Holders in respect of the disposition of their Rio Alto Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections will be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(h)	obtaining the Tahoe Shareholder Approval in accordance with the terms of the Arrangement Agreement; and

(i)	using its commercially reasonable efforts to obtain a listing of the Tahoe Shares on the BVL following the completion of the Arrangement.

Tahoe also covenants that provided that the Effective Date has occurred, Tahoe will use its commercially reasonable efforts to cause two members of the Tahoe Board to resign as of the Effective Date, with two directors of Rio Alto to be appointed to the Tahoe Board after such resignation, and, at such time, Kevin MacArthur will become the Executive Chairman and Alex Black will become the CEO of Tahoe.

Mutual Covenants

Each Party covenants and agrees in the Arrangement Agreement that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith. Each Party also covenants that it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement, and will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

Rio Alto Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Rio Alto has agreed that except as expressly contemplated by the Arrangement Agreement or to the extent that Tahoe, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Rio Alto will not and will cause its Representatives to not, directly or indirectly through any other person:

(a)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit), or take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(b)	participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Tahoe and its subsidiaries)

regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal it being acknowledged and agreed to by Tahoe that the Rio Alto may communicate with any Person for the purposes of clarifying the terms of any proposal, advising such Person of the existence of the Arrangement Agreement or advising such Person that their proposal does not constitute a Superior Proposal and is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this paragraph; or

(d)

make or propose publicly to make a Change of Recommendation unless a Tahoe Material Adverse Effect has occurred, and in the opinion of the Rio Alto Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the board is required to make a Change in Recommendation in order to comply with its fiduciary duties; or

(e)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement (as defined below) permitted by and in accordance with Section 5.1(c) of the Arrangement Agreement); or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Rio Alto Board of the transactions contemplated in the Arrangement Agreement.

In this section, “Acceptable Confidentiality Agreement” means a confidentiality agreement between Rio Alto and a third party other than Tahoe: (i) that is entered into in compliance with the Arrangement Agreement; (ii) that contains confidentiality restrictions that are no less favourable to Rio Alto than those set out in the confidentiality agreement between Rio Alto and Tahoe; (iii) that contains a standstill provision that has a duration of at least one year and only permits the third party to, either alone or jointly with others, to make an Acquisition Proposal to the Rio Alto Board that is not publicly announced; and (iv) that identifies the number of Rio Alto Shares currently owned by the third party.

Rio Alto has agreed that it and its Representatives and its subsidiaries and their Representatives will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person (other than Tahoe and its subsidiaries) conducted by Rio Alto or any of its Representatives or its subsidiaries or any of their Representatives with respect to any Acquisition Proposal and, in connection therewith, Rio Alto will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Tahoe and its Representatives).

Notwithstanding the restrictions described above, in the event that Rio Alto receives a bona fide written Acquisition Proposal from any person after the date of the Arrangement Agreement and prior to the Rio Alto Meeting that was not solicited by Rio Alto and that did not otherwise result from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and subject to Rio Alto’s compliance with the provisions in the Arrangement Agreement, Rio Alto and its Representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) Rio Alto provides a copy of such Acceptable Confidentiality Agreement to Tahoe promptly upon its execution and (y) Rio Alto contemporaneously provides to Tahoe any non-public information concerning Rio Alto that is provided to such person which was not previously provided to Tahoe or its Representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the Rio Alto Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal.

Rio Alto will promptly (and, in any event, within 24 hours), notify Tahoe, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by Rio Alto, any inquiry received by Rio Alto that could reasonably be expected to lead to an Acquisition Proposal, or any request received by Rio Alto for non-public information relating to Rio Alto in connection with an Acquisition Proposal or for access to the properties, books or records of Rio Alto by any person that informs Rio Alto that it is considering making an Acquisition Proposal, and such notice will include a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to Tahoe such other information concerning such Acquisition Proposal, inquiry or request as Tahoe may reasonably request. Rio Alto will keep Tahoe promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

Except as expressly permitted by the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, Rio Alto has also agreed that neither the Rio Alto Board, nor any committee thereof will permit Rio Alto to accept or enter into any Acquisition Agreement requiring Rio Alto to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that Rio Alto completes the transactions contemplated in the Arrangement Agreement or any other transaction with Tahoe or any of its affiliates.

Rio Alto’s Right to Accept a Superior Proposal

The Arrangement Agreement provides that, notwithstanding the foregoing, in the event that Rio Alto receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Rio Alto Meeting, then the Rio Alto Board may, prior to the Rio Alto Meeting, withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(a)

Rio Alto has given written notice to Tahoe that it has received such Superior Proposal and that the Rio Alto Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Rio Alto Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement (including the recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Rio Alto Board regarding the value or range of values in financial terms that the Rio Alto Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(b)

a period of five full Business Days (such period being the “Superior Proposal Notice Period”) will have elapsed from the date Tahoe received the notice from Rio Alto referred to in the section above and, if applicable, the notice from the Rio Alto Board with respect to any non-cash consideration as contemplated in section (a) above, together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, Tahoe will have the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement;

(c)

Rio Alto did not breach any of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and Rio Alto has complied with the other terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(d)

the Rio Alto Board will have determined in accordance with the terms of the Arrangement Agreement that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Tahoe;

(e)	Rio Alto concurrently terminates the Arrangement Agreement pursuant to the Superior Proposal termination provisions, including payment of the Termination Fee, of the Arrangement Agreement; and

(f)	Rio Alto has previously, or concurrently will have, paid to Tahoe the Termination Fee.

Tahoe Opportunity to Match

Pursuant to the Arrangement Agreement, Rio Alto has acknowledged and agreed that, during the five Business Day period referred to above, Tahoe will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Tahoe has so proposed, the Rio Alto Board will review in good faith any offer made by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Rio Alto agrees that, subject to Rio Alto’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments will be kept strictly confidential and will not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than Rio Alto’s Representatives, without Tahoe’s prior written consent.

If the Rio Alto Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Tahoe, Rio Alto will forthwith so advise Tahoe and will promptly thereafter accept the offer by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

If the Rio Alto Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Tahoe’s offer to amend the Arrangement Agreement and the Arrangement, if any, Rio Alto may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement in accordance with the Superior Proposal termination provisions, including payment of the Termination Fee, in order to enter into an Acquisition Agreement in respect of such Superior Proposal.

In the event that a Superior Proposal is modified, each successive modification of such Superior Proposal will constitute a new Superior Proposal and will require a new five full Business Day Superior Proposal Notice Period. If the Rio Alto Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of Tahoe, Rio Alto will adjourn or postpone the Rio Alto Meeting to (i) a date specified by Tahoe that is not later than six Business Days after the date on which the Rio Alto Meeting was originally scheduled to be held, or (ii) if Tahoe does not specify such date to the sixth day after the date on which the Rio Alto Meeting was originally scheduled to be held.

The Rio Alto Board will reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Rio Alto Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Rio Alto Board makes the determination after Tahoe has offered to amend the terms of the Arrangement Agreement that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal. Tahoe will be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release will state that the Rio Alto Board has determined that such Acquisition Proposal is not a Superior Proposal.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Rio Alto and Tahoe;

(b)	by either Rio Alto or Tahoe, if

(i)

the Effective Time will not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	if the Rio Alto Meeting is held and the Arrangement Resolution is not approved by the Rio Alto Shareholders in accordance with applicable Laws and the Interim Order;

(iii)	if any Law makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, or

(iv)

if the Share Issuance Resolution is not approved by the shareholders of Tahoe either at the Tahoe Meeting or via written consent in accordance with the Arrangement Agreement and in accordance with applicable Laws.

(c)	by Tahoe, if:

(i)

either (A) the Rio Alto Board fails to publicly make a recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Rio Alto or the Rio Alto Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Tahoe its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by Rio Alto and/or the Rio Alto Board with respect to an Acquisition Proposal for a period exceeding five Business Days after an Acquisition Proposal has been publicly announced will be deemed to constitute such a withdrawal, modification, qualification or change), (B) Tahoe requests that the Rio Alto Board reaffirm its recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution and the Rio Alto Board will not have done so by the earlier of (x) the fifth Business Day following receipt of such request and (y) the Rio Alto Meeting (each of the foregoing a “Change of Recommendation”), (C) Rio Alto and/or the Rio Alto Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (D) Rio Alto enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by the Arrangement Agreement) or (E) Rio Alto or the Rio Alto Board publicly proposes or announces its intention to do any of the foregoing;

(ii)	Rio Alto breaches any of its material obligations or material covenants relating to the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(iii)

subject to compliance with the notice and cure provisions contained in the Arrangement Agreement, Rio Alto breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied, provided, however, that

Tahoe is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Rio Alto in the Arrangement Agreement not to be satisfied;

(iv)	a Rio Alto Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Rio Alto Material Adverse Effect has occurred;

(v)

Rio Alto delivers written notice with respect to a determination and decision by the Rio Alto Board that an Acquisition Proposal constitutes a Superior Proposal and that the Rio Alto Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or enter into an Acquisition Agreement with respect to a Superior Proposal;

(vi)	the Rio Alto Meeting has not occurred by April 30, 2015; or

(vii)

the Rio Alto Board proposes to approve and authorize, or approves and authorizes Rio Alto to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Rio Alto Meeting.

(d)	by Rio Alto, if:

(i)

the Rio Alto Board approves, and authorizes Rio Alto to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Rio Alto Meeting, subject to Rio Alto complying with the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and payment of the Termination Fee and provided that the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such definitive agreement constitutes a Superior Proposal; or

(ii)

Tahoe breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Rio Alto in the Arrangement Agreement not to be satisfied, provided, however, that Tahoe is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied;

(iii)	a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Tahoe Material Adverse Effect has occurred.

Termination Fee and Expenses

The Arrangement Agreement provides that Rio Alto will pay the Termination Fee if a “Termination Fee Event” occurs. “Termination Fee Event” means any of the following events:

(a)	an Acquisition Proposal will have been made public or proposed publicly to Rio Alto or the Rio Alto Shareholders after the date of the Arrangement Agreement and prior to the Rio Alto Meeting, and:

(i)

either Rio Alto or Tahoe will have exercised its respective termination right under paragraph (b)(i) under the section entitled “Termination” above or paragraph (b)(ii) under the section entitled “Termination” above; and

(ii)

Rio Alto will have (x) completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Rio Alto Board will have recommended any Acquisition Proposal, in each case, within twelve months after the Arrangement Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve-month period);

provided, however, that for the purposes of the foregoing section (a), all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”;

(b)

the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(i) under the section entitled “Termination” above or paragraph (c)(ii) under the section entitled “Termination” above; or

(c)

the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(iii) under the section entitled “Termination” above or paragraph (c)(vi) under the section entitled “Termination” above and Rio Alto will have:

(i)	completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated; or

(ii)

entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Rio Alto Board will have recommended any Acquisition Proposal, in each case, within twelve months after the Arrangement Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve month period); and

(d)	the Arrangement Agreement will have been terminated by Rio Alto pursuant to paragraph (d)(i) under the section entitled “Termination” above.

If a Termination Fee Event occurs, Rio Alto will pay to Tahoe the Termination Fee by wire transfer in immediately available funds to an account specified by Tahoe. Rio Alto will pay the Termination Fee to Tahoe on or prior to completion of the applicable Acquisition Proposal (in the case of a Termination Fee Event referred to in paragraph (a) or (c) above), within one Business Day following termination of the Arrangement Agreement (in the case of a Termination Fee Event referred to in paragraph (b) above), or prior to or concurrent with termination of the Arrangement Agreement (in the case of a Termination Fee Event referred to in paragraph (d) above). If Rio Alto does not have sufficient financial resources to pay the Termination Fee, then it will be a condition of any Superior Proposal or in any share or asset acquisition referred to in the Arrangement Agreement where Rio Alto has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, will advance or otherwise provide to Rio Alto the case required to pay the Termination Fee, which amount will be advanced or provided prior to the date on which Rio Alto is required to pay the Termination Fee.

Except as otherwise specified in the Arrangement Agreement, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of the Arrangement Agreement and all documents and instruments executed pursuant to the Arrangement Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder, except in the event the Arrangement Agreement is terminated in connection with a Termination Fee Event, then Rio Alto will promptly, but in no event later than the payment by Rio Alto of the Termination Fee, pay the reasonable costs, fees and expenses actually incurred by Tahoe in connection with the negotiation of the Arrangement Agreement and the transactions contemplated thereby to a maximum amount of $2,500,000 as reimbursement to Tahoe payable by wire transfer in immediately available funds to an account specified by Tahoe.

Directors’ and Officers’ Insurance

Tahoe will, or will cause Rio Alto and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Rio Alto and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, arising from facts or events which occurred on or prior to the Effective Date, Rio Alto may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date at a cost not exceeding 200% of Rio Alto’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Rio Alto.

The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Rio Alto as provided by contracts or agreements to which Rio Alto is a party and in effect as of the date of the Arrangement Agreement, which are fully and completely disclosed in Rio Alto Disclosure Letter, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Rio Alto and any successor to Rio Alto will continue to honour such rights of indemnification and indemnify such present and former directors and officers pursuant thereto, with respect to actions or omissions of such present and former directors and officers occurring prior to the Effective Time, for six years following the Effective Date.

SUPPORT AGREEMENTS

The following description of certain provisions of the Rio Alto Support Agreements and the Tahoe Support Agreements is a summary only and is not comprehensive and is qualified in its entirety by reference to the full text of the Rio Alto Support Agreements and the Tahoe Support Agreements, copies of which may be obtained from on request without charge from Rio Alto’s Vice President, Corporate Communications at 1950, 400 Burrard St., Vancouver, British Columbia, V6C 3A6, telephone 1-(888) 315-9715, or via email at info@rioaltomining.com, or from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone (775) 448-5800.

Rio Alto Support Agreements

Each of the directors and senior officers of Rio Alto (the “Supporting Rio Alto Shareholders”), holding an aggregate of 9,880,416 Rio Alto Shares (representing approximately 2.96% of the outstanding Rio Alto Shares) and 5,637,500 Rio Alto Options and 2,740,500 SGC Options have entered into a Rio Alto Support Agreement, pursuant to which each Supporting Rio Alto Shareholder has agreed, among other things, to vote the Rio Alto Shares (including any Rio Alto Shares received as a result of the exercise of Rio Alto Options), owned legally or beneficially, either directly or indirectly, by each Supporting Rio Alto Shareholder, or over which such Supporting Rio Alto Shareholder exercises control or direction, either directly or indirectly (the “Rio Alto Subject Securities”), at a meeting of Supporting Rio Alto Shareholders, in favour of the Arrangement and any other matter necessary for the consummation of the Arrangement, and to vote its Rio Alto Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement.

Each Supporting Rio Alto Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Rio Alto Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Rio Alto Subject Securities into any voting trust or enter into any voting arrangement with respect to the Rio Alto Subject Securities, other than pursuant to the Rio Alto Support Agreement.

Each Supporting Rio Alto Shareholder also agreed to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of the Rio Alto Support Agreement with any person (other than Tahoe) by such Supporting Rio Alto Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by the Supporting Rio Alto Shareholder or any of its officers, directors, employees, representatives or agents.

Tahoe agrees and acknowledges that each Supporting Rio Alto Shareholder is bound under his or her respective Rio Alto Support Agreement solely in his or her capacity as a shareholder of Rio Alto and that the provisions of the Rio Alto Support Agreement will not be deemed or interpreted to bind the Supporting Rio Alto Shareholder or any of its directors, officers in his or her capacity as a director or officer of Rio Alto or any of its subsidiaries. Nothing in the Rio Alto Support Agreements will limit any party from properly fulfilling his or her fiduciary duties as a director or officer of Rio Alto or any of its subsidiaries and nothing in the Rio Alto Support Agreements will prevent a Supporting Rio Alto Shareholder who is a member of the Rio Alto Board or an officer of Rio Alto from engaging, in such Supporting Rio Alto Shareholder’s capacity as a director or officer of Rio Alto or any of its subsidiaries, in discussion or negotiations with a person in response to any bona fide Acquisition Proposal or Superior Proposal in accordance with the terms of the Arrangement Agreement.

The Rio Alto Support Agreements may be terminated:

(a)	at any time upon the written agreement of Tahoe and the Supporting Rio Alto Shareholder;

(b)

by Tahoe if: (i) any of the representations and warranties of the Supporting Rio Alto Shareholder in the Rio Alto Support Agreement are not true and correct in all material respects; or (ii) the Supporting Rio Alto Shareholder has not complied with its covenants to Tahoe contained in the Rio Alto Support Agreement; or

(c)	by Tahoe or the Supporting Rio Alto Shareholder if the Arrangement Agreement is terminated in accordance with its terms.

Tahoe Support Agreements

Each of the directors and officers of Tahoe (the “Supporting Tahoe Shareholders”), holding an aggregate of 5,031,752 Tahoe Shares (representing approximately 3.41% of the outstanding Tahoe Shares) and 1,146,799 Tahoe Options have entered into a Tahoe Support Agreement, pursuant to which each Supporting Tahoe Shareholder has agreed, among other things, to vote, consent or other otherwise approve (including by written consent in lieu of a meeting), the Tahoe Shares (including any Tahoe Shares received as a result of the exercise of Tahoe Options) owned legally or beneficially, either directly or indirectly, by each Supporting Tahoe Shareholder, or over which such Supporting Tahoe Shareholder exercises control or direction, either directly or indirectly (the “Tahoe Subject Securities”), in favour of the approval of the Share Issuance Resolution.

Each Supporting Tahoe Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Tahoe Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Tahoe Subject Securities into any voting trust or enter into any voting arrangement with respect to the Tahoe Subject Securities, other than pursuant to the Tahoe Support Agreement.

The Tahoe Support Agreements may be terminated by Tahoe or the Supporting Tahoe Shareholder if the Arrangement Agreement is terminated in accordance with its terms. The Tahoe Support Agreements will terminate on completion of the Arrangement.

Principal Shareholder Support Agreement

Goldcorp Inc. (“Goldcorp”), which holds 58,051,692 Tahoe Shares (representing approximately 39% of the outstanding Tahoe Shares) has also entered into a support agreement (the “Principal Shareholder Support Agreement”) whereby it has agreed, among other things, to vote, consent or other otherwise approve (including by written consent in lieu of a meeting), the Tahoe Shares it owns legally or beneficially, either directly or indirectly, or over which it exercises control or direction, either directly or indirectly, in favour of the Share Issuance Resolution.

Goldcorp also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, or otherwise convey or enter into any agreement, option or other arrangement with respect to the transfer of any of its Tahoe Shares to any person, or (ii) grant any proxies or power of attorney, deposit any of its Tahoe Shares into any voting trust or enter into any voting arrangement with respect to its Tahoe Shares, other than pursuant to the Principal Shareholder Support Agreement.

Tahoe agrees and acknowledges that Goldcorp is bound under the Principal Shareholder Support Agreement solely in its capacity as a shareholder of Tahoe and that the provisions of the Principal Shareholder Support Agreement will not be deemed or interpreted to bind Goldcorp’s nominees on the Tahoe Board or any of its subsidiaries.

Tahoe covenants in the Principal Shareholder Support Agreement that it will take all steps required of it to consummate the Arrangement and cause the consideration to be made available to pay for the Rio Alto Shares, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement. Tahoe further covenants and agrees that it will not, without the prior written consent of Goldcorp:

(a)	change the amount or form of consideration payable per Rio Alto Share pursuant to the Arrangement;

(b)	impose additional conditions to completion of the Arrangement; or

(c)	otherwise vary the Arrangement or any terms or conditions thereof in a manner adverse to shareholders of Tahoe.

Similar to the Tahoe Support Agreements, the Principal Shareholder Support Agreement may be terminated by Tahoe or Goldcorp if the Arrangement Agreement is terminated in accordance with its terms. The Principal Shareholder Support Agreement will terminate on completion of the Arrangement.

Tahoe covenants in the Arrangement Agreement that it will not amend any Tahoe Support Agreement without the prior written consent of Rio Alto (which consent will not be unreasonably withheld) and covenants and agrees that Tahoe will, without delay, take all steps and actions necessary to enforce the Tahoe Support Agreement with its principal shareholder, including, without limitation, seeking injunctive relief and relief in the nature of specific performance.

RISK FACTORS

Rio Alto Shareholders and Tahoe Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein. These risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial to Rio Alto, may also adversely affect the Rio Alto Shares, the Tahoe Shares and/or the business of the Combined Company following the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Rio Alto Material Adverse Effect or a Tahoe Material Adverse Effect.

Each of Rio Alto and Tahoe has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated by either Rio Alto or Tahoe before the completion of the Arrangement. For example, Tahoe has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Rio Alto Material Adverse Effect and Rio Alto has the right in certain circumstances to terminate the Arrangement if changes occur that, in the aggregate, have a Tahoe Material Adverse Effect. Although a Tahoe Material Adverse Effect or a Rio Alto Material Adverse Effect excludes certain events that are beyond the control of Rio Alto or Tahoe (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Rio Alto or Tahoe, such as the price of gold in the case of Rio Alto and the price of silver in the case of Tahoe), there is no assurance that such change having a Tahoe Material Adverse Effect or a Rio Alto Material Adverse Effect will not occur before the Effective Date, in which case Tahoe or Rio Alto could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Tahoe Shares or the Rio Alto Shares or otherwise adversely affect the business of the Parties.

Mineral reserve and mineral resource figures are only estimates and are subject to revision based on developing information.

Information pertaining to each Party’s mineral reserves and mineral resources and information pertaining to each Party’s mineral reserves and mineral resources presented in this Supplement or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of commodities, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of Rio Alto or Tahoe, as applicable, are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, Rio Alto Shareholder Approval, Tahoe Shareholder Approval, receipt of the Final Order and Tahoe and/or Rio Alto having obtained all government or Regulatory Approvals required by law, policy or practice. There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Furthermore, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations of Tahoe and Rio Alto.

Rio Alto and Tahoe will incur costs even if the Arrangement is not completed and Rio Alto may have to pay the Termination Fee, or other termination expenses.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by Rio Alto and Tahoe even if the Arrangement is not completed. Rio Alto and Tahoe are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Rio Alto may be required to pay to Tahoe the Termination Fee as well as certain expenses. See “The Arrangement Agreement –Termination Fee and Expenses”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Rio Alto.

Under the Arrangement Agreement, Rio Alto is required to pay a Termination Fee of $57.6 million to Tahoe and pay the reasonable costs, fees and expenses actually incurred by Tahoe in connection with the negotiation of the Arrangement Agreement and the transactions contemplated thereby to a maximum amount of $2.5 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to propose a significant business transaction to Rio Alto, even if a different transaction could provide better value than the Arrangement to Rio Alto Shareholders.

Directors and officers of Rio Alto may have interests in the Arrangement that are different from those of Rio Alto Shareholders generally.

Certain directors and officers of Rio Alto may have interests in the Arrangement that may be different from, or in addition to, the interests of Rio Alto Shareholders generally including, but not limited to, the receipt of certain change of control payments as discussed under the headings “Interests of Certain Persons in the Arrangement – Rio Alto Directors and Officers” and “Securities Laws Considerations – Canadian Securities Laws –MI 61-101 – Protection of Minority Security Holders in Special Transactions”. The Rio Alto Board retained its own independent legal counsel and financial advisor in respect of the Arrangement. In addition, the Rio Alto Board established a special committee comprised of independent directors to evaluate the Arrangement and advise the full Rio Alto Board on whether the Arrangement is in the best interests of Rio Alto and fair to the Rio Alto Shareholders. The Special Committee also had its own independent financial advisor and legal counsel. The Special Committee and the Rio Alto Board each recommended in favour of the Arrangement. Nevertheless, Rio Alto Shareholders should consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced Rio Alto’s directors and officers to recommend or support the Arrangement.

Rio Alto Shareholders will receive a fixed number of Tahoe Shares and cash consideration.

Rio Alto Shareholders will receive a fixed number of Tahoe Shares and cash consideration under the Arrangement, rather than a variable number of Tahoe Shares with a fixed market value. Because the number of Tahoe Shares to be received in respect of each Rio Alto Share under the Arrangement will not be adjusted to reflect any change in the market value of the Tahoe Shares or the Rio Alto Shares, the market value of Tahoe Shares received under the Arrangement may vary significantly from the market value expressed at the dates referenced in this Circular. If the market price of the Tahoe Shares relative to the market price of Rio Alto Shares increases or decreases, the value of the consideration that Rio Alto Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Tahoe Shares relative to the market price of the Rio Alto Shares on the Effective Date will not be lower than the relative market prices of such shares on the date of the Rio Alto Meeting. In addition, the number of Tahoe Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Rio Alto Shares. Many of the factors that affect the market price of the Tahoe Shares and the Rio Alto Shares are beyond the control of Tahoe and Rio Alto, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The market price for the Rio Alto Shares may decline.

If the Arrangement Resolution is not approved by the Rio Alto Shareholders or the conditions precedent to the Arrangement are otherwise not met, the market price of the Rio Alto Shares may decline to the extent that the current market price of the Rio Alto Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Resolution is not approved and the Rio Alto Board decides to seek another similar transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

There is a risk that the Arrangement will be a fully taxable transaction for U.S. federal income tax purposes.

Rio Alto anticipates that the Arrangement should qualify as a reorganization within the meaning of Section 368(a) of the Code if the individual steps of the Acquisition are treated as a single integrated transaction for U.S. federal income tax purposes. However, there is a risk that the Arrangement could fail to so qualify and accordingly would be a fully taxable transaction. Even if the Arrangement does qualify as a reorganization, a U.S. Holder would be subject to U.S. federal income tax in connection with its receipt of the cash consideration. In addition, if it is determined that Rio Alto was a PFIC for any year during a U.S. Holder’s holding period in its Rio Alto Shares, the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Acquisition to a U.S. Holder if the U.S. Holder does not have in effect a QEF Election or a Mark-to-Market Election with respect to its Rio Alto Shares. These adverse tax rules would include, but are not limited to, (a) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates and

(b) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the PFIC rules. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion under “Certain United States Federal Income Tax Considerations”.

Foreign investment risk.

Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Tahoe’s profitability or the viability of Tahoe’s affected foreign operations, which could have a material adverse effect on Tahoe’s future cash flows earnings, results of operations and financial condition. These risks related to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political; legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the repatriation of earnings; and increased financing costs.

Rio Alto Shareholders resident in jurisdictions outside of Canada may be subject to taxation as a result of the Arrangement under the rules relating to taxation of such jurisdictions. In addition, Rio Alto Shareholders resident in jurisdictions outside of Canada may also be subject to taxation in Peru as a result of the Arrangement. The Arrangement is structured to provide Eligible Holders with the opportunity to jointly elect under Section 85 of the Tax Act to achieve a full or partial tax deferral on the exchange of Rio Alto Shares for Tahoe Shares under Canadian tax laws, but similar treatment may not be available under the tax laws of foreign jurisdictions. Therefore, Rio Alto Shareholders resident in jurisdictions outside Canada, including Peru, may be subject to tax consequences as a result of the Arrangement. Rio Alto urges such Rio Alto Shareholders to consult their own tax advisors in connection with the Arrangement.

Risk Factors Relating to Rio Alto

Whether or not the Arrangement is completed, Rio Alto will continue to face many risk factors that it currently faces with respect to its business and affairs. Upon the completion of the Arrangement, Tahoe will acquire all of the outstanding Rio Alto Shares. An investment in Rio Alto could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in Tahoe. Certain of these risk factors are described in the Rio Alto AIF (incorporated by reference herein) under the section “Risk Factors” and in other documents incorporated by reference herein. Any one or more of such risk factors could materially affect Rio Alto’s future operating results and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to Rio Alto.

Risk Factors Relating to Tahoe

Whether or not the Arrangement is completed, Tahoe will continue to face many risk factors that it currently faces with respect to its business and affairs. The operations of Tahoe are speculative due to the high-risk nature of its business. An investment in securities of Tahoe involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out elsewhere in this Supplement, investors should carefully consider the risk factors set out in the Tahoe AIF and other documents that are incorporated by reference herein. Any one or more of such risk factors could materially affect Tahoe’s future operating results and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to Tahoe.

Risk Factors Relating to the Operations of the Combined Company

The business of the Combined Company will be subject to the risks currently affecting the businesses of Tahoe and Rio Alto.

For a discussion of the businesses of Tahoe and Rio Alto, together with factors to consider in connection with those businesses, please see the documents incorporated by reference into this Supplement including without limitation the Tahoe AIF and the Rio Alto AIF.

The issuance of a significant number of Tahoe Shares and a resulting “market overhang” could adversely affect the market price of Tahoe Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Tahoe Shares will be available for trading in the public market. See also “The Arrangement – Shareholder Approval”. The increase in the number of Tahoe Shares may lead to sales of such Tahoe Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Tahoe Shares. The potential that a shareholder may sell its Tahoe Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Tahoe Shares in the public market, could adversely affect the market price of the Tahoe Shares.

The integration of Tahoe and Rio Alto may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Tahoe and Rio Alto and enhanced growth opportunities for the Combined Company. These anticipated benefits will depend in part on whether Tahoe and Rio Alto’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from Rio Alto in the Arrangement after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Rio Alto and Tahoe. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Tahoe and Rio Alto will not be realized. In addition, the integration process requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.

The Combined Company may not realize the benefits of its growth projects

As part of its strategy, the Combined Company will continue Tahoe’s and Rio Alto’s current efforts regarding the development and operation of their respective projects and will have an expanded portfolio of such projects as a result of the completion of the Arrangement. A number of risks and uncertainties are associated with the development and operation of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks. The level of production and capital and operating cost estimates relating to the expanded portfolio of projects are based on certain assumptions and are inherently subject to significant uncertainties.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of projects.

The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Combined Company does not realize satisfactory prices for the metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in developing its projects or in achieving commercial production from its projects on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

In addition, the Combined Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdown at the Combined Company’s mining or processing operations could materially adversely affect the Combined Company’s business, results of operations, financial condition and liquidity.

The Combined Company’s operations will expose shareholders to new risks from foreign operations.

The Combined Company’s operations will be exposed to various levels of political, economic and other risks and uncertainties in both Guatemala and Peru. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, risks of war or civil unrest, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in either or both of these jurisdictions may adversely affect the Combined Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Potential payments to Rio Alto Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement.

Rio Alto Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Rio Alto Shares in cash. If Dissent Rights are exercised in respect of a significant number of Rio Alto Shares, a substantial cash payment may be required to be made to such Rio Alto Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Tahoe’s obligation to complete the Arrangement is conditional upon Rio Alto Shareholders holding no more than 5% of the outstanding Rio Alto Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Rio Alto Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Rio Alto Shares.

The unaudited pro forma condensed consolidated financial statements of Tahoe are presented for illustrative purposes only and may not be an indication of Tahoe’s financial conditions or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Tahoe following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Tahoe and Rio Alto, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Cautionary Note Regarding Forward-Looking Information and Forward-Looking Statements.” Moreover, the unaudited pro forma condensed consolidated financial statements do not reflect all costs expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Tahoe and Rio Alto is not reflected in unaudited pro forma condensed consolidated financial statements. See “Information Concerning the Combined Company Post-Arrangement – Tahoe Selected Unaudited Pro-Forma Financial Information” and the Tahoe Unaudited Pro-Forma Consolidated Financial Statements attached as Schedule “D” to this Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Rio Alto Shares, who at all relevant times for the purposes of the Tax Act, holds Rio Alto Shares, and will hold Tahoe Shares acquired pursuant to this Arrangement, as capital property, deals at arm’s length with each of Rio Alto and Tahoe, and is not affiliated with Rio Alto or Tahoe. This summary assumes that a Rio Alto Optionholder acquired their Rio Alto Options in respect of, in the course of, or by virtue of such holder’s employment with Rio Alto or with a person not dealing at arm’s length (within the meaning of the Tax Act) with Rio Alto.

Rio Alto Shares and Tahoe Shares will generally be considered to be capital property of a holder thereof unless the shares are held in the course of carrying on a business of buying and selling securities or in connection with an adventure or concern in the nature of trade. Certain Rio Alto Shareholders resident in Canada for purposes of the Tax Act whose Rio Alto Shares might not otherwise be considered capital property may in certain circumstance be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Rio Alto Shares, Tahoe Shares and all other “Canadian securities” as defined in the Tax Act owned in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Rio Alto Shareholders contemplating making a subsection 39(4) election should consult their own tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Tax Regulations”) in force as of the date hereof, and on the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulation, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may materially differ from the Canadian federal income tax legislation or considerations discussed herein.

This summary is not applicable to a Rio Alto Shareholder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter” or “tax shelter investment”, each as defined in the Tax Act, (iv) that has made an election under subsection 261(3) of the Tax Act to report its Canadian tax results in a currency other than Canadian currency; (iv) that has entered into, with respect to any Rio Alto Shares or Tahoe Shares, a “derivative forward agreement” as defined in the Tax Act; (v) who acquired their Rio Alto Shares on the exercise of an employee stock option, or (vi) following the completion of the Arrangement will, either alone or together with other persons with whom the Rio Alto Shareholder does not deal at arm’s length, either control Tahoe or beneficially own Tahoe Shares that have a fair market value in excess of 50% of the fair market value of all outstanding Tahoe Shares. Such Rio Alto Shareholders should consult their own tax advisors.

This summary also does not apply to holders of Rio Alto Warrants. Such holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Rio Alto Shareholder that is a corporation resident in Canada, and is, or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Rio Alto Shareholders should consult their tax advisors with respect to the consequences of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be legal, business or tax advice or representations to any particular Rio Alto Shareholder. Accordingly, Rio Alto Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

This part of the summary is applicable only to Rio Alto Shareholders, Rio Alto Optionholders and SGC Optionholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (“Resident Shareholders” and “Resident Optionholders”, as the case may be) and are not exempt from tax under Part I of the Tax Act. This part of the summary assumes that Resident Optionholders acquired Rio Alto Options and SGC Options in respect of, in the course of, or by virtue of such optionholder’s employment with Rio Alto, or with a person not dealing at arm’s length (within the meaning of the Tax Act) with Rio Alto, carried on in Canada and at all relevant times dealt at arm’s length with Rio Alto.

Exchange of Rio Alto Options and SGC Options for Tahoe Options

Provided that the aggregate of the Tahoe In-The-Money Amount immediately after the exchange does not exceed the Rio Alto In-The-Money Amount immediately before the exchange, the exchange will not give rise to an employment benefit that would be required to be included in a Resident Optionholder’s income.

Provided that the aggregate of the Tahoe In-The-Money Amount of the Tahoe Options immediately after the exchange does not exceed the aggregate SGC Option In-The-Money Amount of the SGC Options immediately before the exchange, the exchange will not give rise to an employment benefit that would be required to be included in a Resident Optionholder’s income.

Exchange of Rio Alto Shares for Tahoe Shares and Cash - No Section 85 Election

As part of the Arrangement, each Rio Alto Share will be exchanged for 0.227 of Tahoe Share and $0.001 cash. A Resident Shareholder whose Rio Alto Shares are exchanged for Tahoe Shares and cash under the Arrangement, and who does not make a valid Section 85 Election (as defined below) jointly with Tahoe with respect to the exchange, will be deemed to have disposed of the Rio Alto Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the exchange, of the Tahoe Shares and cash so acquired by the Resident Shareholder. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Rio Alto Shares immediately before the exchange and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

The aggregate cost to the Resident Shareholder of the Tahoe Shares acquired on the exchange will equal the aggregate fair market value of such Tahoe Shares as at the time of the exchange.

If, at the time of the exchange, the Resident Shareholder separately owns other Tahoe Shares as capital property, the cost of all Tahoe Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Tahoe Shares acquired on the exchange with the shareholder’s adjusted cost base of those other Tahoe Shares.

Exchange of Rio Alto Shares for Tahoe Shares and Cash - Section 85 Election

The following applies to a Resident Shareholder who is an Eligible Holder. An Eligible Holder is a beneficial owner of Rio Alto Shares who is (a) resident in Canada for the purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, (b) a non-resident of Canada, for the purposes of the Tax Act whose Rio Alto Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Rio Alto Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership, if one or more members of the partnership are described in (a) or (b), other than a partnership all of the members of which that are resident in Canada are exempt from tax under Part I of the Tax Act.

An Eligible Holder may obtain a full or partial tax deferral in respect of the disposition of Rio Alto Shares by filing with the CRA (and, where applicable, with a provincial tax authority), an election made jointly by the Eligible Holder and Tahoe under subsection 85(1) of the Tax Act or, in the case of a partnership that is an Eligible Holder, an election made jointly by Tahoe and all the members of the partnership under subsection 85(2) of the Tax Act (and, where applicable, the corresponding provisions of any provincial tax legislation) (a “Section 85 Election”). The amount specified in the Section 85 Election as the proceeds of disposition of the Eligible Holder’s Rio Alto Shares must be an amount (the “Elected Amount”) that is not less than the greater of:

(a)	the lesser of the adjusted cost base to the Eligible Holder of such Rio Alto Shares and the fair market value of such Rio Alto Shares at the time of disposition; or

(b)	the fair market value of any cash received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such Rio Alto Shares at the time of the disposition. An Elected Amount that does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

Resident Shareholders should consult their own tax advisors to determine if making a Section 85 Election may be desirable in their particular circumstances.

Where a valid Section 85 Election is filed, Rio Alto Shares that are the subject of the Section 85 Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsections 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Rio Alto Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Rio Alto Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss).

Tahoe has agreed to make a Section 85 Election with an Eligible Holder at the Elected Amount determined by such Eligible Holder, subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures described therein. A tax instruction letter will be sent to the Eligible Holder after the Letter of Transmittal is returned to the Depositary. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Tahoe in order to obtain a full or partial tax deferral in respect of the exchange of the Eligible Holder’s Rio Alto Shares. A tax instruction letter may also be obtained on Tahoe’s website at www.tahoeresourcesinc.com on or around the Effective Date.

In order to make a Section 85 Election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 60 days after the Effective Date (the “Tax Election Deadline”). The required tax election information will include the number of Rio Alto Shares transferred, the adjusted cost base of the Eligible Holder’s Rio Alto Shares, the amount of cash and the number of Tahoe Shares received, and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the Section 85 Election containing the information provided by the Eligible Holder will be signed by Tahoe and returned to the Eligible Holder within 60 days after the Tax Election Deadline for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Neither Tahoe nor Rio Alto will be responsible for the proper completion or filing of any election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Tahoe has only agreed to execute any election form containing information provided by the Eligible Holder that complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, Tahoe may accept and execute an election form that is not received on or before the Tax Election Deadline; however, no assurances can be given that Tahoe will do so. Accordingly, all Eligible Holders who wish to make a joint election with Tahoe should give their immediate attention to this matter. With the exception of the execution of the election form by Tahoe, compliance with the requirements for a valid Section 85 Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Rio Alto, Tahoe nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who makes a Section 85 Election must ensure that the joint election is received by the appropriate income tax authorities on or before the earliest day by which either Tahoe or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Tahoe’s 2015 taxation year is scheduled to end on December 31, 2015, but it could end earlier as a result of an event such as an amalgamation. Each Eligible Holder is urged to consult the Eligible Holder’s own tax adviser as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances.

If Tahoe does not receive an Eligible Holder’s tax election information in accordance with the procedures set out in the tax instruction letter on or before the Tax Election Deadline, the Eligible Holder may not be able to benefit from the rollover provisions in the Tax Act (or corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay.

Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting the Section 85 Election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements not addressed in this summary.

Dividends on Tahoe Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the Tahoe Shares and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Tahoe, as “eligible dividends” (as defined in the Tax Act).

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder’s Tahoe Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1 /3 % on any dividend that it receives or is deemed to receive on Tahoe Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Disposition of Tahoe Shares

A Resident Shareholder that disposes or is deemed to dispose of a Tahoe Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Tahoe Share, as the case may be, exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of such Tahoe Share, determined immediately before the disposition, and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation may be reduced by the amount of certain dividends received (or deemed to be received) by the Resident Shareholder on such share (or on another share for which such share was substituted) to the extent and under the circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Shareholder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax of 6 2 /3 % in respect of its “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of dividends and taxable capital gains).

Minimum Tax

Capital gains realized and dividends received by a Resident Shareholder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the application of the minimum tax.

Dissenting Shareholders

A Resident Shareholder who exercises the right to dissent with respect to the Arrangement (a ”Dissenting Resident Shareholder”) who, consequent upon the exercise of such dissent rights, disposes of Rio Alto Shares to Tahoe for fair value consideration from Tahoe will be considered to have disposed of the Rio Alto Shares for proceeds of disposition equal to such consideration (other than any portion of the payment that is interest awarded by the court). Such Dissenting Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to such

Dissenting Resident Shareholder of the Rio Alto Shares immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” above.

Interest awarded by a court to a Dissenting Resident Shareholder will be included in such shareholder’s income for the purposes of the Tax Act.

Non-Residents of Canada

This part of the summary is applicable to Rio Alto Shareholders, who, at all relevant times, for purposes of the Tax Act, are not resident nor deemed to be resident in Canada at any time while they have held or will hold Rio Alto Shares and who do not use or hold and will not be, deemed to use or hold such Rio Alto Shares in the course of carrying on a business in Canada (a “Non-Resident Shareholder”). This summary does not apply to a NonResident Shareholder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. Non-resident Shareholders should obtain tax advice on any foreign tax consequences of the Arrangement based upon their particular circumstances.

Exchange of Rio Alto Shares for Tahoe Shares and Cash and Disposition of Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the exchange of Rio Alto Shares for Tahoe Shares and cash or on the disposition of Tahoe Shares, unless the Rio Alto Shares or Tahoe Shares, as the case may be, constitute or are deemed to constitute “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Rio Alto Shares and Tahoe Shares will not constitute “taxable Canadian property” to a NonResident Shareholder at the time of a disposition of such shares provided that the shares (i) are listed on a “designated stock exchange” (which currently includes the TSX) for purposes of the Tax Act at that time, and (ii) either (X) at no time during the 60 month period immediately preceding the disposition of the shares were 25% or more of the issued shares of any class or series of the capital stock of the applicable corporation owned by either the Non-Resident Shareholder, by persons with whom the Non-Resident Shareholder did not deal at arm’s length, by partnerships in which the Non-Resident Shareholder or any such non-arm’s length person holds a membership interest (either directly or through one or more partnerships) or by the Non-Resident Shareholder together with all such persons, or (Y) at no time during such 60 month period did the shares of the applicable corporation derive more than 50% of their fair market value from any combination of: (a) real or immoveable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act), or (d) options in respect of, interests in, or for civil law rights in, any of the foregoing, whether or not the property exists.

In certain circumstances a Non-Resident Shareholder’s shares may also be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Shareholders should consult with their own tax advisors as to whether the Rio Alto Shares or Tahoe Shares constitute “taxable Canadian property” having regard to their particular circumstances.

Even if the Rio Alto Shares or Tahoe Shares are “taxable Canadian property” to a Non-Resident Shareholder, any taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the shares constitute “treaty-protected property”. The Rio Alto Shares or Tahoe Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

A Non-Resident Shareholder whose Rio Alto Shares and Tahoe Shares, as the case may be, are “taxable Canadian property” and are not “treaty protected property” will generally have the same tax considerations as those described above under “Residents of Canada - Exchange of Rio Alto Shares for Tahoe Shares and Cash - No Section 85 Election”, “Exchange of Rio Alto Shares for Tahoe Shares and Cash - Section 85 Election”, “Disposition of Tahoe Shares” and “Taxation of Capital Gains and Capital Losses”.

Non-Resident Shareholders should consult with their own tax advisors for advice having regard to their particular circumstances.

Dividends on Tahoe Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder’s Tahoe Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) or who is a resident of Peru for purposes of the Canada-Peru Tax Convention (2001), and who is entitled to the benefits of that treaty, as the case may be, the rate of withholding will generally be reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises the right to dissent with respect to the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the resulting disposition of Rio Alto Shares provided that the Rio Alto Shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed above under “Exchange of Rio Alto Shares for Tahoe Shares and Cash and Disposition of Shares”, to the Non-Resident Shareholder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest (if any) awarded by a court to a Dissenting Non-Resident Shareholder will not be subject to withholding tax under the Tax Act.

Eligibility for Investment

The Tahoe Shares to be issued pursuant to the Arrangement will, at the particular time, be a “qualified investment” under the Tax Act for a Registered Plan provided such shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX) or Tahoe is a “public corporation” as defined in the Tax Act.

Notwithstanding the foregoing, the annuitant of an RRSP or RRIF and the holder of a TFSA will be subject to a penalty tax if any Tahoe Shares are held in an RRSP, RRIF or TFSA, as the case may be, and are a “prohibited investment” for such RRSP, RRIF or TFSA under the Tax Act. Tahoe Shares will not be a prohibited investment for an RRSP, RRIF or TFSA held by a particular annuitant or holder provided the annuitant or holder deals at arm’s length with Tahoe for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Tahoe. In addition, Tahoe Shares will not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules. Rio Alto Shareholders who hold or intend to hold their Tahoe Shares in a Registered Plan should consult their own tax advisors as to whether the Tahoe Shares will be a prohibited investment in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the receipt of Tahoe Shares and cash pursuant to the Arrangement and the ownership and disposition of such Tahoe Shares . This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Tahoe Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the

Arrangement and the ownership and disposition of Tahoe Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal , U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Tahoe Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Tahoe Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-US Tax Convention (1980), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Rio Alto Shares (or, after the Arrangement, Tahoe Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Rio Alto Shares participating in the Arrangement or exercising Dissent Rights that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Tahoe Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Tahoe Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

(a)	any conversion into Rio Alto Shares or Tahoe Shares of any notes, debentures or other debt instruments;

(b)

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Rio Alto Shares or Tahoe Shares, including the Rio Alto Options and the SGC Options and any outstanding warrants to purchase Rio Alto Shares; and

(c)	any transaction, other than the Arrangement, in which Rio Alto Shares or Tahoe Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement or the ownership and disposition of Tahoe Shares received pursuant to the Arrangement to U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted) U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Rio Alto Shares (or after the Arrangement, Tahoe Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Rio Alto Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Rio Alto Shares (or after the Arrangement, Tahoe Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Rio Alto Shares (or after the Acquisition, Tahoe Shares); and (i) acquired Rio Alto shares by gift or inheritance. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rio Alto Shares (or after the Arrangement, Tahoe Shares) in connection with carrying on a business in Canada; (d) persons whose Rio Alto Shares (or after the Arrangement, Tahoe Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention (1980). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Tahoe Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Rio Alto Shares (or after the Arrangement, Tahoe Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Tahoe Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Tahoe Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Acquisition

Characterization of the Arrangement for U.S. Federal Income Tax Purposes

The exchange of Rio Alto Shares for Tahoe Shares and cash (the “Exchange”), the transfer of the Rio Alto Shares by Tahoe to Subco (the “Contribution”) and the amalgamation of Rio Alto and Subco (the “Amalgamation”) may be viewed either as separate transactions or treated as a single integrated transaction for U.S. federal income tax purposes. Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange, the Contribution and the Amalgamation (together, the “Acquisition”) should be treated as a single integrated transaction for U.S. federal income tax purposes. This summary assumes that the Acquisition will be treated for U.S. federal income tax purposes as if Subco and Rio Alto merged to form Amalco as specified in the Plan of Arrangement and the Rio Alto Shareholders exchanged their Rio Alto Shares for Tahoe Shares and cash as part of such merger. If the Acquisition is treated as a single integrated transaction for U.S. federal income tax purposes, and the Substantially All Assets Requirement discussed below is satisfied, the Acquisition should qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”).

Since the Acquisition will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no direct authorities that consider whether the Acquisition is treated as a single integrated transaction that qualifies as a Reorganization within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Acquisition. Neither Rio Alto nor Tahoe has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Acquisition as a Reorganization or that the U.S. courts would uphold the status of the Acquisition as a Reorganization in the event of an IRS challenge. The tax consequences of the Acquisition qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own tax advisors regarding the proper tax reporting of the Acquisition.

There are many requirements for the Acquisition to qualify as a Reorganization. Among them is the requirement that Amalco must acquire “substantially all” of the assets of Rio Alto in connection with the Acquisition (the ”Substantially All Assets Requirement”). In determining whether Amalco will acquire the requisite amount of Rio Alto’s assets, certain assets held by Rio Alto before the Acquisition will not be considered to be acquired by Amalco in connection with the Acquisition, including, without limitation, any cash or other assets directly or indirectly paid or otherwise transferred by Rio Alto to any Rio Alto Shareholder. For ruling purposes, the IRS defines “substantially all” as at least 70% of the gross assets and at least 90% of the net assets of Rio Alto immediately before the Acquisition. Tahoe and Rio Alto believe that the Substantially All Assets Requirement should be satisfied. The Acquisition may fail to qualify as a Reorganization for other reasons besides a failure to satisfy the Substantially All Assets Requirement.

Tax Consequences if the Acquisition Qualifies as a Reorganization

If the Acquisition qualifies as a Reorganization, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

gain (but not loss) will be recognized in an amount equal to the lesser of (i) the excess, if any, of (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Tahoe Shares and (y) the U.S. dollar amount of the cash received in the Acquisition, over (B) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Rio Alto Shares exchanged pursuant to the Acquisition, or (ii) the U.S. dollar amount of the cash received in the Acquisition;

(b)

the aggregate tax basis of the Tahoe Shares received in the Acquisition will be equal to the aggregate tax basis of the Rio Alto Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the cash received in the Acquisition;

(c)	the holding period for the Tahoe Shares received in the Acquisition will include such U.S. Holder’s holding period for the Rio Alto Shares surrendered in exchange therefor;

(d)

U.S. Holders generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Acquisition occurs, and to retain certain records related to the Acquisition; and

(e)

U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Tahoe Shares after the Effective Time will be required to enter into a “gain recognition agreement” within the meaning of Section 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from Reorganization treatment. If such a U.S. Holder does not enter into a “gain recognition agreement,” the Acquisition will be a taxable transaction with respect to such U.S. Holder and the consequences described in “Tax Consequences if the Acquisition is a Taxable Transaction” below will apply.

Subject to the PFIC rules discussed below, any recognized gain not treated as a dividend will be treated as capital gain, which will be long-term capital gain if the Rio Alto Shares have been held for more than one year at the time of the Acquisition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

The IRS could challenge a U.S. Holder’s treatment of the Acquisition as a Reorganization. If the treatment of the Acquisition as a Reorganization were successfully challenged, then the Acquisition would be treated as a taxable transaction, and the consequences to U.S. Holders discussed immediately below (including the recognition of any realized gain) would apply.

Tax Consequences if the Acquisition is a Taxable Transaction

If the Acquisition does not qualify as a Reorganization, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences would result for U.S. Holders:

(a)

gain or loss would be recognized in an amount equal to the difference, if any, between (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Tahoe Shares and (y) the U.S. dollar amount of the cash received in the Acquisition and (B) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Rio Alto Shares exchanged pursuant to the Acquisition;

(b)	the aggregate tax basis of the Tahoe Shares received in the Acquisition would be equal to the fair market value of such shares on the date of receipt; and

(c)	the holding period for the Tahoe Shares received in the Acquisition would begin on the day after such shares are received.

Subject to the PFIC rules discussed below, any gain or loss described in clause (a) immediately above would be capital gain or loss, which would be long-term capital gain or loss if the holding period with respect to such Rio Alto Shares is more than one year as of the date of the Acquisition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences of the Acquisition if Rio Alto Is Classified as a PFIC

A U.S. Holder of Rio Alto Shares could be subject to special, adverse tax rules in respect of the Arrangement if Rio Alto was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Rio Alto Shares.

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Rio Alto believes that it was not classified as a PFIC for its short tax year beginning June 1, 2011 and ending December 31, 2011 and its tax years ended December 31, 2012, 2013 and 2014. Based on current business plans and financial expectations, Rio Alto expects that it will not be classified as a PFIC during its current tax year which includes the Effective Date. However, Rio Alto believes that it was classified as a PFIC for its tax years ended prior to June 1, 2011. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Rio Alto during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Rio Alto is classified as a PFIC for any tax year during which a U.S. Holder holds Rio Alto Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Acquisition.

Under the default PFIC rules:

(a)	the Acquisition may be treated as a taxable transaction even if it qualifies as a Reorganization as discussed above;

(b)

any gain on the exchange of Rio Alto Shares pursuant to the Acquisition and any “excess distribution” (defined as the excess of distributions with respect to the Rio Alto Shares in any tax year over 125% of the average annual distributions such U.S. Holder has received from Rio Alto during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Rio Alto Shares), will be allocated rateably over such U.S. Holder’s holding period for the Rio Alto Shares;

(c)	the amounts allocated to the current tax year and to any tax year prior to the first year in which Rio Alto was a PFIC will be taxed as ordinary income in the current year;

(d)

the amounts allocated to each of the other tax years (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;

(e)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non- corporate U.S. Holders; and

(f)	any loss realized would generally not be recognized.

A U.S. Holder that has made a Mark-to-Market Election under Section 1296 of the Code or a timely and effective QEF Election to treat Rio Alto as a “qualified electing fund” under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Rio Alto has satisfied or will satisfy the record keeping requirements that apply to a QEF, or that Rio Alto has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules, in the event that Rio Alto is a PFIC for any tax year. Thus, U.S. Holders may not have been able to make and may not be able to make a QEF Election with respect to their Rio Alto Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. A shareholder of PFIC stock who does not make a timely QEF Election is referred to in this section of the summary as a “Non-Electing Shareholder.”

Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”. However, a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer.

While Rio Alto believes it was a PFIC during certain tax years as discussed above, and thus is considered a PFIC with respect to certain U.S. Holders who held their Rio Alto Shares during any such tax year, based on current business plans and financial projections, Tahoe does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date. Consequently, it is not expected that the “PFIC-for PFIC Exception” will apply to the Acquisition, and therefore, under the foregoing rules contained in the proposed U.S. Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Acquisition under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the Acquisition qualifies as a Reorganization. Under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, the amount of any such gain recognized by a Non-Electing Shareholder in connection with the Acquisition would be equal to the excess, if any, of (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Tahoe Shares and (y) the U.S. dollar amount of the cash received in the Acquisition, over (B) the adjusted tax basis (expressed in U.S. dollars) of such Non-Electing Shareholder in the Rio Alto Shares exchanged pursuant to the Acquisition. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the default PFIC rules, as described above.

Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Acquisition (even if this occurs after the Effective Date), it is anticipated that the PFIC-for-PFIC Exception would not be available to Non-Electing Shareholders with respect to the Acquisition. Regardless of whether the PFIC-for-PFIC Exception applies, any gain recognized or distribution received by Non-Electing Shareholders as a result of the receipt of cash from Tahoe will be subject to tax under the default PFIC rules discussed above.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Tahoe Shares and cash pursuant to the Acquisition, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Acquisition.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Acquisition. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Acquisition qualifies as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder should be generally as set forth above in the discussion “Tax Consequences if the Acquisition Qualifies as a Reorganization”; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Acquisition as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Tahoe Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Rio Alto Shares. Consequently, a subsequent disposition of the Tahoe Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Acquisition qualifies as a Reorganization. Additional information regarding the PFIC rules is discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Tahoe Shares” below.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Rio Alto Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Rio Alto Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Rio Alto Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Rio Alto Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Tahoe Shares

The following discussion is subject to the PFIC rules discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Tahoe Shares.”

Distributions With Respect to Tahoe Shares

A U.S. Holder that receives a distribution (including a constructive distribution) with respect to the Tahoe Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Tahoe, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Tahoe, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Tahoe Shares, and (b) thereafter, as gain from the sale or exchange of such Tahoe Shares. (For a more detailed discussion, see below under the heading “Disposition of Tahoe Shares”). However, Tahoe may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by Tahoe with respect to Tahoe Shares will constitute ordinary dividend income. Dividends received on the Tahoe Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholder receiving dividends from U.S. corporations.

A dividend paid by Tahoe to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Tahoe is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s Tahoe Shares and other requirements are met. A non-U.S. corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-US Tax Convention (1980) or its shares are readily tradable on an established securities market in the U.S. However, even if Tahoe satisfies one or more of these requirements, dividends paid by Tahoe would not be taxed at the preferential tax rates applicable to long-term capital gains if Tahoe is a PFIC for the tax year during which Tahoe pays the dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of Tahoe Shares”). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Tahoe Shares

A U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Tahoe Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Tahoe Shares sold or otherwise disposed of. Any such capital gain or loss will be long-term capital gain or loss if the Tahoe Shares have been held for more than one year at the time of the sale or other taxable disposition.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of Tahoe Shares

If Tahoe is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Tahoe Shares. The U.S. federal income tax consequences of owning and disposing of Tahoe Shares if Tahoe is or becomes a PFIC are described below.

PFIC Status of Tahoe

If Tahoe were to constitute a PFIC for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the ownership and disposition of Tahoe Shares.

Based on current business plans and financial expectations, Tahoe expects that it will not be a PFIC for its current tax year and the foreseeable future. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Tahoe will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by Tahoe (or any subsidiary of Tahoe) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Tahoe and any subsidiary of Tahoe and the application of the PFIC rules to the Tahoe Shares and the consequences of being treated as the owner of subsidiary PFICs.

In any tax year in which Tahoe is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Tahoe generally will be a PFIC for a tax year if, after the application of certain “look-through” rules with respect to subsidiaries in which Tahoe holds at least 25% of the value of such subsidiary, (a) 75% or more of its gross income is passive income (the “income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a non-U.S. corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied. If Tahoe were a PFIC for any tax year, certain non-U.S. subsidiaries in which Tahoe has a direct or indirect interest could also be PFICs with respect to U.S. Holders.

If Tahoe were a PFIC in any tax year during which a U.S. Holder held Tahoe Shares, such holder generally would be subject to special rules with respect to any “excess distribution” made by Tahoe on the Tahoe Shares and with respect to gain from the disposition of the Tahoe Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Tahoe Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Tahoe during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Tahoe Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Tahoe Shares ratably over its holding period for the Tahoe Shares. Such amounts allocated to the tax year of the disposition or excess distribution and to any tax year prior to the first year in which Tahoe was a PFIC would be taxed as ordinary income, and amounts allocated to all other tax years would be taxed as ordinary income at the highest tax rate in effect for each such tax year and an interest charge at a rate applicable to underpayments of tax would apply. Any loss realized on the disposition of Tahoe Shares would generally not be recognized.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that Tahoe is a PFIC, Tahoe can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Tahoe or any subsidiary of Tahoe that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Tahoe Shares, and the availability of certain U.S. tax elections under the PFIC rules for Tahoe and any subsidiary of Tahoe that is also a PFIC.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Tahoe Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Rio Alto Shares or Tahoe Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

The United States and Peru have not entered into a comprehensive income tax treaty. As a result, gain recognized by a U.S. Holder on the transfer of Rio Alto Shares pursuant to the Arrangement will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, a U.S. Holder generally would not be able to claim a credit for any Peruvian tax paid or withheld with respect to the Arrangement unless, depending on the circumstances, such U.S. Holder has excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax. Each U.S. Holder should consult its own tax advisor regarding the availability of a foreign tax credit with respect to any Peruvian taxes paid by such U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Tahoe Shares, or on the sale, exchange or other taxable disposition of Tahoe Shares, or any

Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars or other non-U.S. currency is converted into U.S. dollars at that time. If the Canadian dollars or other non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, Rio Alto or Tahoe. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Rio Alto Shares or Tahoe Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Tahoe Shares, (b) proceeds arising from the sale or other taxable disposition of Tahoe Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights) generally may be subject to information reporting. In addition, backup withholding, currently at a rate of 28% , may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

CERTAIN PERUVIAN INCOME TAX CONSIDERATIONS

The following is a general summary, at the date hereof, of certain Peruvian income tax considerations under the Peruvian Income Tax Law generally applicable to a holder of Rio Alto Shares, who at all relevant times for the purposes of the Peruvian Income Tax Law, holds Rio Alto Shares, and will hold Tahoe Shares acquired pursuant to this Arrangement, as capital property and deals at arm’s length with each of Rio Alto and Tahoe, and is not related with Rio Alto and Tahoe.

This summary is of a general nature only and is not exhaustive of all possible Peruvian income tax considerations and is not intended to be, nor should it be construed to be legal, business or tax advice or representations to any particular Rio Alto Shareholder. Accordingly, Rio Alto Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, state or local tax authority.

Non-Residents of Peru

This part of the summary is applicable to Rio Alto Shareholders, who, at all relevant times are not resident nor deemed to be resident in Peru at any time while they have held or will hold Rio Alto Shares or Tahoe Shares, as the case may be, and who do not use or hold and will not be, deemed to use or hold such Rio Alto Shares or Tahoe Shares in the course of carrying on a business in Peru.

Exchange of Rio Alto Shares for Tahoe Shares and Cash

A Rio Alto Shareholder who is not resident in Peru and whose Rio Alto Shares are exchanged for Tahoe Shares and cash under the Arrangement may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of the shares of a Peruvian company. The exchange of Rio Alto Shares will qualify as an “indirect transfer” if, within the preceding 12 month period, (i) the fair market value of the shares issued by the Peruvian entities directly or indirectly held by Rio Alto amounts to 50% or more of the fair market value of the Rio Alto Shares, and (ii) at least 10% of the Rio Alto Shares are transferred.

It is expected that a disposition of Rio Alto Shares under the Arrangement will qualify as an “indirect transfer” for Peruvian capital gains purposes because the aggregate fair market value of the shares issued by Rio Alto’s Peruvian subsidiaries (Rio Alto S.A.C., La Arena S.A., Empresa Transmisora de Cajabamba S.A.C., Empresa de Energia Yamobamba S.A.C., Minera Sulliden Peru S.A.C. and Shahuindo S.A.C.) will amount to 50% or more of the fair market value of the Rio Alto Shares. The Peruvian tax consequences to a Rio Alto Shareholder from the Arrangement will depend upon each such shareholder’s particular circumstances, including place of residence.

The corresponding capital gain will be computed as follows:

  Reference will have to be made to the difference between the (i) “fair market” value of the Rio Alto Shares being actually transferred and their (ii) cost basis.

  The “fair market value” of the Rio Alto Shares will be the average of the opening quotation price and the closing quotation price, registered at the day in which the transaction took place (or the last registered). Since Rio Alto Shares are “dual listed”, for Peruvian tax purposes, the quotation price will be the higher quotation price marked in any of the Stock Exchanges.

  Generally speaking, the cost basis to take into account in order to calculate the taxable gain will be equivalent to the price effectively paid by the Rio Alto Shareholder when acquiring the Rio Alto Shares.
  Exceptionally, in the case of those Rio Alto Shareholders which held Rio Alto Shares on February 15, 2011, they will have the right to “step-up” the cost basis of said shares considering their quotation value at the relevant Stock Exchange on that date.

Residents of Canada

Pursuant to the provisions of the Canada-Peru Tax Convention (2001), Rio Alto Shareholders who are resident or deemed resident in Canada for the purpose of the Canada-Peru Tax Convention (2001) will be exempt from Peruvian tax on any gain arising from the exchange of Rio Alto Shares for Tahoe Shares and cash.

Residents of a Country with which Peru has signed a Tax Treaty

In addition to the treaty with Canada, Peru has signed bilateral tax treaties with Brazil, Chile, Korea, Mexico, Portugal and Switzerland (each referred to as a “Treaty Country”). Rio Alto Shareholders who are resident or deemed resident in a Treaty Country may be entitled to an exemption from Peruvian taxation under the terms of such tax treaty. The provisions of each tax treaty are unique and Rio Alto Shareholders who may be eligible for a treaty exemption are encouraged to consult with their Peruvian tax advisors.

Likewise, Peru has signed a multilateral Tax treaty with countries of the Andean Community (Bolivia, Colombia and Ecuador). However, Rio Alto Shareholders who are resident or deemed resident in one of these treaty countries would not be entitled to an exemption from Peruvian taxation. Rio Alto Shareholders are encouraged to consult with their Peruvian tax advisors.

Residents of a Country with which Peru has not signed a Tax Treaty

Rio Alto Shareholders, other than the Rio Alto Shareholders who benefit from an exemption under a tax treaty, will generally realize a taxable capital gain on the exchange of Rio Alto Shares for Tahoe Shares and cash, which will qualify as an indirect transfer of the shares of a Peruvian company. Such Rio Alto Shareholders will be required to pay a 30% income tax on the capital gain unless the shares of Rio Alto are recorded on the Securities Market Public Registry (Registro Publico del Mercado de Valores) of the Peruvian Superintendence of the Securities Market and the transaction is perfected through the BVL, in which case the rate of tax will be reduced to 5%.

Dividends on Tahoe Shares

Peruvian tax should not apply to dividends received on the Tahoe Shares by a Tahoe Shareholder who is not resident or deemed to be resident in Peru.

Disposition of Tahoe Shares

A Tahoe Shareholder that disposes of a Tahoe Share may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of shares of a Peruvian company if, within the preceding 12 month period, (i) the fair market value of the shares issued by the Peruvian entities directly or indirectly held by Tahoe amounts to 50% or more of the fair market value of the Tahoe Shares, and (ii) at least 10% of the Tahoe Shares are transferred. See “Non-Residents of Peru – Exchange of Rio Alto Shares for Tahoe Shares and Cash” above.

Residents of Peru

This part of the summary is applicable to Rio Alto Shareholders, who, at all relevant times are resident or deemed to be resident in Peru at any time.

Exchange of Rio Alto Shares for Tahoe Shares and Cash

A Rio Alto Shareholder who is resident in Peru and whose Rio Alto Shares are exchanged for Tahoe Shares and cash under the Arrangement may realize a capital gain that is subject to income tax in Peru as Peruvian source income (considering that an “indirect transfer” of shares of a Peruvian company will be deemed to occur). The rate of taxation will depend on the nature of the investor (corporate or individual).

In the case of legal entities resident in Peru, a capital gain will generally be taxed at the applicable corporate rate, which is 28% (regardless of whether the transfer is perfected through the BVL mechanisms or not). In the case of individuals resident in Peru, a capital gain will generally be taxed at an effective rate of 5% (regardless of whether the transfer is perfected through the BVL mechanisms or not).

If the transfer does not qualify as “indirect transfer” of shares of a Peruvian company (see requisites in point “Non Residents in Peru – Exchange of Rio Alto Shares for Tahoe Shares and Cash” above) a Rio Alto

Shareholder who is resident in Peru may realize a capital gain subject to Income Tax in Peru as foreign source income.

In the case of legal entities resident in Peru, a capital gain will generally be taxed at the applicable corporate rate, which is 28% (regardless of whether the transfer is perfected through the BVL mechanisms or not). In the case of individuals resident in Peru, a capital gain will generally be taxed at a progressive rate of 8%, 14%, 17%, 20% and 30% depending on the amounts involved. However whether the transfer is perfected through the BVL mechanisms or the mechanisms of the Latin American Integrated Market (Mercado Latinoamericano Integrado – MILA) composed by Chile, Colombia and Peru, the capital gain will be taxed at 6.25%.

Dividends on Tahoe Shares

Dividends paid to legal entities resident in Peru will generally be taxed at the applicable corporate rate, which is 28%.

Dividends paid to individuals resident in Peru will be considered foreign source income taxed at a progressive rate of 8%, 14%, 17%, 20% and 30% depending on the amounts involved.

Disposition of Tahoe Shares

A Tahoe Shareholder who is resident in Peru and who disposes of a Tahoe Share may realize a capital gain that is subject to income tax in Peru as Peruvian or foreign sourced income (depending on whether such a transfer qualifies as an “indirect transfer” of Peruvian shares or not). See “Residents of Peru – Exchange of Rio Alto Shares for Tahoe Shares and Cash” above.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the Securities Laws considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

Each holder is urged to consult such holder’s professional advisors to determine the conditions and restrictions applicable to trades in the securities in Canada.

Status Under Canadian Securities Laws

The Rio Alto Shares currently trade on each of the TSX, NYSE and BVL under the symbols “RIO”, “RIOM” and “RIO”, respectively. The Tahoe Shares currently trade on the TSX and NYSE under the symbol “THO” and “TAHO” respectively.

Distribution and Resale of Securities Under Canadian Securities Laws

The distribution of the securities pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation. With certain exceptions, the securities may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in NI 45-102, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Tahoe, the insider or officer has no reasonable grounds to believe that Tahoe is in default of securities legislation.

MI 61-101 – Protection of Minority Security Holders in Special Transactions

As Rio Alto is a reporting issuer in Canada, it is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” where the interests of a holder of an equity security may be terminated without their consent.

MI 61-101 provides that if a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction is considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements and potentially a formal valuation requirement. In this case, a valuation is not required in respect of the Arrangement as neither of the situations described in section 4.3(1) of MI 61-101 are applicable to the Arrangement.

Collateral Benefit

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Rio Alto (which includes the directors and senior officers of Rio Alto, as well as any 10% securityholder) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Rio Alto.

However, MI 61-101 expressly excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time of the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding securities of each class of “equity securities” of the issuer, or (ii) for business combinations: (A) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will ben beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities beneficially owned by the related party, (B) the independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the arrangement; and (C) the independent committee’s determination is disclosed in the disclosure document for the transaction.

As a result of the Arrangement, all Rio Alto Options, including those held by directors and senior officers of Rio Alto, will vest and be deemed to have been exchanged for options to purchase Tahoe Shares. The vesting of the Rio Alto Options and the extension of the exercise period in accordance with the Rio Alto Option Plan may be considered a “collateral benefit” under MI 61-101. Additionally, as a result of the Arrangement, Mr. Zeitler and all senior officers of Rio Alto are entitled to receive certain change of control payments. See “The Arrangement –Interests of Certain Persons in the Arrangement – Rio Alto Directors and Officers” for more information in respect of the change of control payments and other benefits to be received by Mr. Zeitler and senior officers of Rio Alto as a result of the Arrangement. None of the change of control payments and other benefits payable or to be received by the directors and senior officers of Rio Alto are conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the directors and senior officers of Rio Alto for securities relinquished under the Arrangement, and the conferring of such benefits is not conditional on any of such individuals supporting the Arrangement. Additionally, other than Mr. Alex Black, none of the directors and senior officers of Rio Alto, at the time the Arrangement was agreed to, beneficially owned or exercised control or discretion over 1% of the issued and outstanding Rio Alto Shares. Therefore, none of the directors and senior officers of Rio Alto, other than Mr. Black, is deemed to be receiving a “collateral benefit” under MI 61-101.

Minority Approval

For the purposes of MI 61-101, Alex Black is considered to “beneficially own” more than 1% of Rio Alto’s “equity securities” and is an “interested party” (as such terms are defined in MI 61-101) in respect of the Arrangement as he will receive a “collateral benefit”, in the form of a change of control payment of 1,000 ounces of gold, under his employment agreement with Rio Alto as a consequence of the Arrangement. To the best of Rio Alto’s knowledge, Mr. Black exercises control or direction over an aggregate of 4,894,651 Rio Alto Shares, representing approximately 1.46% of the outstanding Rio Alto Shares as of February 27, 2015. See “The Arrangement – Interests of Certain Persons in the Arrangement – Rio Alto Directors and Officers” for more information in respect of the change of control payments and other benefits to be received by Mr. Black as result of the completion of the Arrangement.

As such, for the purposes of MI 61-101, only Mr. Black, who beneficially owns or exercises control or direction over approximately 1.46% of the issued and outstanding Rio Alto “equity securities” (as defined in MI 61-101), is considered to be receiving a “collateral benefit” within the meaning of MI 61-101 in respect of the change of control payments and other benefits payable him in connection with the Arrangement. As such, the 4,894,651 Rio Alto Shares owned or under the control or direction of Mr. Black (as well as any Rio Alto Shares that may be issued upon the exercise of Rio Alto Options by Mr. Black prior to the completion of the Arrangement) will be excluded for the purposes of determining minority approval for the purposes of MI 61-101 in connection with the Arrangement Resolution.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Rio Alto Shareholders in the United States in connection with the Arrangement and the resale of Consideration Shares received upon completion of the Arrangement. All Rio Alto Shareholders in the United States are urged to consult with their own legal advisors to ensure that the resale of any securities issued to them under the Arrangement complies with applicable U.S. Securities Laws.

The Consideration Shares issuable in exchange for Rio Alto Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts the offer and sale of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on February 27, 2015 and, subject to the approval of the Arrangement by Rio Alto Shareholders, a hearing on the Arrangement will be held on March 30, 2015 by the Court. See “Procedure for the Arrangement To Become Effective – Court Approvals”.

Resales of Consideration Shares Issued to Rio Alto Shareholders at the Effective Time

The ability of Rio Alto Shareholders in the United States to resell the Consideration Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an “affiliate” of Tahoe after the Effective Date or was an “affiliate” of Tahoe within ninety days prior to the Effective Date or the resale transaction. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The resale rules applicable to Rio Alto Shareholders in the United States are summarized below. Rio Alto Shareholders in the United States are urged to consult with their own legal counsel to ensure that the resale of Consideration Shares issued to them pursuant to the Arrangement complies with all applicable securities legislation.

Persons or entities who are not affiliates of Tahoe after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may resell in the United States Consideration Shares issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

Persons or entities who are affiliates of Tahoe after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Consideration Shares in the United States issued at the Effective Time. These affiliates may not resell their Consideration Shares unless such Consideration Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available. Affiliates may resell their Consideration Shares in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Tahoe and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act. Affiliates of Tahoe in the United States who are affiliates solely by virtue of their status as an officer or director of Tahoe may be able to resell their Consideration Shares pursuant to Regulation S, as described below.

Resale of Consideration Shares by Affiliates of Tahoe Pursuant to Regulation S

Provided that at the time of issuance of the Consideration Shares, Tahoe is a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act, a person who is an affiliate of Tahoe after the Effective Date, or who was an affiliate within ninety days prior to the Effective Date or the resale transaction, may, under the U.S. Securities Act, resell the Consideration Shares issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with Regulation S under the U.S. Securities Act, provided that: (a) he or she is an affiliate of Tahoe at the time of the resale transaction solely by virtue of having a position as an officer or director of Tahoe; (b) no “directed selling efforts” as defined in Regulation S under the U.S. Securities Act are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf; and (c) the conditions imposed by Regulation S under the U.S. Securities Act for “offshore transactions” are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the Toronto Stock Exchange or the TSX Venture Exchange, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been prearranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Tahoe who is an affiliate of Tahoe solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Issuance of Tahoe Shares in connection with Rio Alto Options and SGC Options

Holders of Rio Alto Options and SGC Options are advised that the exemption under Section 3(a)(10) of the U.S. Securities Act will not exempt either the exercise of the Rio Alto Options and SGC Options prior to the Effective Date, or the exercise of the Rio Alto Options and SGC Options after the Effective Date. Accordingly, such securities may only be exercised in the United States, or by or on behalf of a U.S. Person or a person in the United States, if exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available for such exercise.

Notwithstanding the foregoing, subject to certain limitations, any Tahoe Shares issuable upon the exercise of the Rio Alto Options and SGC Options may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, including in transactions over the Toronto Stock Exchange.

Peruvian Securities Laws

The following discussion is a general overview of the applicable securities market laws and regulations in Peru in connection with the Arrangement and the resale of Consideration Shares received upon completion of the Arrangement. All Rio Alto Shareholders in Peru are urged to consult with their own legal advisors in connection with the Arrangement.

As provided for in the regulation that governs the listing of Rio Alto Shares on the BVL, approved by SMV Resolution No. 031-2012-SMV-01, Rio Alto and Rio Alto Shares are subject exclusively to the securities laws and regulations of their markets of origin.

On completion of the Arrangement, the Tahoe Shares will continue trading on the TSX and the NYSE. The Consideration Shares issuable in exchange for Rio Alto Shares pursuant to the Arrangement may be traded in the mentioned markets subject to the requirements, conditions and limitations provided for in the laws and regulations that govern the same.

Following the completion of the Arrangement, Tahoe plans to seek a listing of the Tahoe Shares on the BVL, Listing on the BVL will not necessarily occur concurrently with the completion of the Arrangement. The Consideration Shares may be traded on the BVL, provided the listing of Tahoe Shares on the BVL has been approved by the Peruvian competent authorities and becomes effective. Sale of Consideration Shares on the BVL requires that the shares be transferred to CAVALI I.C.L.V. S.A., the Peruvian clearing and settlement institution, for settlement.

If Tahoe Shares are not listed on the BVL, (i) holders of the Consideration Shares will not be able to trade them on the BVL, which may adversely affect the liquidity of such securities as compared to the historic liquidity of the Rio Alto Shares, and (ii) certain holders of the Consideration Shares will not be able to benefit from the reduced Peruvian Income Tax rate on capital gains applicable when the transfer of shares is perfected through the BVL mechanisms. See "Certain Peruvian Income Tax Considerations".

The Rio Alto Shares are expected to be de-listed from the TSX, NYSE and BVL as soon as practicable following the Effective Date.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be reviewed for Rio Alto by Davis LLP.

Certain legal matters in connection with the Arrangement will be reviewed for Tahoe by Cassels Brock & Blackwell LLP.

INFORMATION CONCERNING RIO ALTO

Summary Description of the Business of Rio Alto

Rio Alto is engaged in the acquisition, exploration, development and operation of precious and base metal properties. Rio Alto’s main business is the mining, production and sale of gold from the La Arena Gold Oxide Mine located in Peru. Revenue from the sale of gold amounted to $284.6 million for 2013. Rio Alto is also engaged in the exploration and development of La Arena Phase II and the Shahuindo Project, both of which are also located in Peru.

Further information regarding the business of Rio Alto, its operations and its mineral properties can be found in the Rio Alto AIF and other documents incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference in this Supplement from documents filed with certain Canadian securities regulators. Copies of the documents incorporated by reference in this Supplement may be obtained on request without charge from Rio Alto’s Vice President, Corporate Communications at 1950, 400 Burrard St., Vancouver, British Columbia, V6C 3A6, telephone 1-(888) 315-9715, and are also available electronically on SEDAR at www.sedar.com and, with the exception of material change reports, on the website maintained by the SEC at www.sec.gov.

The following documents, filed by Rio Alto with certain of the Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Supplement:

(a)	the La Arena 2015 Technical Report;

(b)	the material change report of Rio Alto dated February 18, 2015, announcing the execution of the Arrangement Agreement with Tahoe, filed on SEDAR on February 18, 2015;

(c)	the unaudited consolidated interim financial statements of Rio Alto for the three and nine months ended September 30, 2014 and 2013, filed on SEDAR on November 10, 2104;

(d)	the MD&A of Rio Alto for the three and nine months ended September 30, 2014, filed on SEDAR on November 10, 2014;

(e)	the Shahuindo Technical Report, filed on SEDAR on September 19, 2014;

(f)

the business acquisition report of Rio Alto dated August 11, 2014 relating to the acquisition by Rio Alto of Sulliden Gold Corporation Ltd., filed on SEDAR on August 11, 2014, including therein the audited consolidated financial statements of Sulliden Gold Corporation Ltd. as at and for the years ended April 30, 2014 and April 30, 2013, together the notes thereto and the auditors' report thereon, filed on SEDAR under the profile of Sulliden Gold Corporation Ltd. (now Shahuindo Gold Limited) on July 22, 2014;

(g)	the material change report of Rio Alto dated August 7, 2014 announcing the completion of the plan of arrangement with Sulliden Gold Corporation Ltd., filed on SEDAR on August 7, 2014;

(h)	the notice of special meeting and management information circular of Rio Alto dated June 26, 2014, filed on July 7, 2014;

(i)

the material change report of Rio Alto dated June 19, 2014 announcing the entering into of a commitment letter with Banco de Credito del Peru providing for a financing for aggregate gross proceeds of US$70 million, filed on SEDAR on June 19, 2014;

(j)	the material change report of Rio Alto dated June 19, 2014 announcing the execution of the Arrangement Agreement with Sulliden Gold Corporation Ltd. filed on SEDAR on June 19, 2014;

(k)	the material change report of Rio Alto dated June 19, 2014 announcing the resignation of Roger Norwich as a director of Rio Alto, filed on SEDAR on June 19, 2014;

(l)	the material change report of Rio Alto dated May 23, 2014 announcing the signing of a binding agreement relating to the Arrangement, filed on SEDAR on May 23, 2014;

(m)

the material change report of Rio Alto dated May 1, 2014 announcing the retirement of Anthony Hawkshaw as Chief Financial Officer of Rio Alto and the appointment of Kathryn Johnson as interim Chief Financial Officer, filed on SEDAR on May 1, 2014;

(n)	the notice of meeting and management information circular of Rio Alto dated April 11, 2014 regarding the annual general and special meeting of Rio Alto Shareholders, filed on SEDAR on April 15, 2014;

(o)	the Rio Alto AIF;

(p)

the audited consolidated financial statements of Rio Alto as at and for the years ended December 31, 2013 and December 31, 2012, together with the notes thereto and the auditors’ report thereon, filed on SEDAR on March 28, 2014;

(q)	the MD&A of Rio Alto for the year ended December 31, 2013, filed on SEDAR on March 28, 2014; and

(r)	the material change report of Rio Alto dated March 5, 2014 announcing the increase to its La Arena gold oxide reserves, filed on SEDAR on March 5, 2014.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short-form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial conditions and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Rio Alto with the securities commissions or similar authorities in each of the provinces and territories of Canada, subsequent to the date of this Supplement, shall be deemed to be incorporated by reference in this Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement.

Recent Developments

On January 19, 2015, Rio Alto completed the sale-leaseback of the Yamobamba substation for proceeds of US$20 million with a corresponding increase of US$20 million in Rio Alto’s debt in the form of a capital lease.

Off Take Agreement

Pursuant to an off take agreement (the “Gold Purchase Agreement”), Rio Alto agreed to sell gold produced from the Calaorco breccia and Ethel breccia bodies of gold oxide mineralization located within the property encompassing the La Arena Project, as more particularly described in the July 31, 2010 technical report prepared by Coffey Mining Pty Ltd. (the “2010 Report”). Rio Alto had previously reported that it estimated this amount to be up to 634,000 ounces of gold and that it had delivered the estimated remaining ounces of gold to fulfill its obligations under the Gold Purchase Agreement. The Gold Purchase Agreement makes reference to the 2010 Technical Report, which estimated that the ore bodies contained approximately 634,000 ounces of gold. However, as more particularly described in the 2015 Technical Report, the gold mineral resources and mineral reserves of the body of gold oxide mineralization within the Calaorco pit described in the 2010 Report have increased, while the Ethel pit has been exhausted through mining. As a result of the increased gold mineral resources and mineral reserves, the contracting parties are working together to reach an agreed upon interpretation of the Gold Purchase Agreement. In the interim, Rio Alto has voluntarily re-commenced delivery of gold produced from the Calaorco pit to the counterparty in accordance with the terms and conditions contained in the Gold Purchase Agreement.

The La Arena Project

The La Arena Project consists of the currently producing La Arena Gold Oxide Mine and the copper-gold project known as La Arena Phase II. Oxide Mineral Resources and Reserves at the La Arena Gold Oxide Mine was last reported by Rio Alto in the La Arena 2014 Technical Report and sulphide resources at La Arena Phase II was previously based on the technical report titled “La Arena Project, Peru” prepared by Kirk Mining Consultants dated May 31, 2013 with an effective date of January 1, 2013. The La Arena 2015 Technical Report provides updated reserves and resources for the La Arena Gold Oxide Mine as well as results of a completed pre-feasibility study on La Area Phase II.

A more complete description of the La Arena Project may be found within the La Arena 2015 Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the La Arena 2015 Technical Report. The La Arena 2015 Technical Report was prepared on behalf of the Company in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the La Arena 2015 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the La Arena 2015 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the La Arena 2015 Technical Report. Readers are encouraged to read the full La Arena 2015 Technical Report.

The summary of the La Arena Project set out below has been extracted from the “Executive Summary” of the La Arena 2015 Technical Report that is expected to be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on March 2, 2015, and which is incorporated by reference herein.

“Executive Summary

1.1 Introduction

Mining Plus Peru S.A.C. was commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), the Lima Stock Exchange (BVL) to prepare a NI 43-101 Technical Report (Report) of the La Arena gold-copper project (La Arena Project) in Peru.

The following two events have triggered an updated NI 43-101 report for La Arena Project.

1.

An update gold oxide reserve and resource estimates for oxide project as additional data of the Reverse Circulation infill drill program is available. Gold inventory has been updated as a result of the in-fill drilling program completed with updated cost estimates.

2.

The Pre-Feasibility Study on the sulfide Cu-Au deposit, also known as La Arena Phase II Project, has been finalized. A Pre-Feasibility Study was completed in January 2015 by Ausenco on the Cu-Au sulfide material located on the East side of the current oxide pit. There have been no changes in the mineral resources on the sulfide deposit.

The report was completed with an effective date of December 31st, 2014.

1.2 Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3 Ownership

The mineral concessions pertaining to the La Arena Project have a total available area of 33,140 hectares. They are fully owned and registered in the name of La Arena S.A. The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in section 4) are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners. Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

1.4 Geology and Mineralization

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena oxide project consists of gold containing oxide mineralization which is predominantly of an Epithermal High Sulfidation style, hosted in oxidized sandstone-breccia within the Chimu Formation.

The Cu-Au-(Mo) sulfide mineralization is a porphyry type, which is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic with at least four intrusive events identified. The intrusive rocks vary from dacitic to andesitic; they are differentiated by texture and composition.

1.5 Exploration

Up until the effective day of this report, a total of 284,782m have been drilled at La Arena. The drilled metres are evenly split between reverse circulation (RC), at 141,591m (49.7% of the total), and core drilling (DC) at 143,191m (51.3% of the total).

The oxide domain has 19,733 m of DC drilling and 114,281 m of RC drilling, which makes a total of 134,014 metres drilled in this domain. The sulfide domain has 121,858 m of DC drilling and 28,910 m of RC drilling, for a total of 150,768 metres.

During the 2014 period, 22,087m of RC drilling were completed into the oxide domain and 4,487m were completed into the sulfide domain as part of the sterilization program near the Cu-Au sulfide project.

1.6 Production

Operations on site are currently exploiting the oxide gold reserve and are called the gold oxide Project. Oxide ore has been mined from Calaorco and Ethel pits, with the Ethel now being exhausted. Ore is being truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are mined by conventional drill and blast, load and haul methods in 8 m high benches. Loading is with 170 t face shovels and a fleet of predominantly 92 t dump trucks. The Table 1.6 1 shows the historical ore and waste production since the operations began in 2011.

Table 1.6 1 Historical Mine Production (as Mined)

		Ore Mined		Waste	Total Tonnes
Year	tonnes	Au (g/t)	Ozs	tonnes	tonnes
2011	3,663,752	0.88	103,547	4,182,371	7,846,123
2012	8,266,964	0.82	217,128	12,953,447	21,220,411
2013	13,811,137	0.60	268,223	22,997,357	36,808,494
2014	15,274,666	0.52	256,375	17,332,132	32,606,798
Total	41,016,519	0.64	845,273	57,465,307	98,481,826

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 t/d of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electrowinning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried at approximately 420oC, which also evaporates the mercury, which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

A summary of processing for the project to date is presented in Table 1.6 2. Ore dumped in the leach pad may differ from actual mined ore tonnes due to the ore rehandle from the stockpile to the leach pad.

Table 1.6 2 Leach Pad Statistics

		Head Au	Ounces Au	Ounces Au
	Ore Dumped	Grade	Dumped	Poured	Recovery
Year	(tonnes)	(%)	(oz t)	(oz t)	(%)
2011	2,466,882	1.01	80,452	51,145	77.0%
2012	7,964,954	0.84	214,090	201,733	86.8%
2013	13,148,713	0.62	261,232	215,395	85.6%
2014	16,232,916	0.50	263,940	222,492	86.1%
Sub-Total 2012-2014	37,346,583	0.62	739,262	639,620	86.1%
Total 2011 - 2014	39,813,465	0.64	819,714	690,765	85.2%

1.7 Mineral Resource Estimate

An updated model for the oxide resource was created in September 2014. The sulfide resource quoted in this report is the pre-existing January 2013 model. A small drilling program was completed in 2014 testing the sulfide breccia at the top of the sulfide domain. However, this was completed after the sulfide Cu-Au project study was commenced, and subsequent analysis shows that any changes to the sulfide model are not material to the economic viability of the Cu-Au sulfide project.

There have been additions to the oxide resource during 2014 due to additional data received from the RC infill drill program undertaken in the Calaorco area. The major changes to the oxide resource model for 2014, are:

  The addition of a moderate amount of oxide resource on the western side of the Calaorco deposit and at depth in Calaorco due to a large infill RC drill program.

  The deepening of the indicated oxide resource by between 20 and 100 m due to the additional data received from the drill program, and

  The inclusion of more high-grade, Tilsa Style domains in the Calaorco area due to acquiring additional resource data in 2014.

Estimation methods for Au oxide domains have not changed since 2013, being Localised Uniform Conditioning (LUC) for low grade oxide mineralized domains and Ordinary Kriging (OK) for the oxide background material and Tilsa structures.

A summary of mine production reconciliation is presented in Table 1.7 1.

Table 1.7 1 Reconciliation of 2014 Resource Model - Oxide Total

	Resource Model (2014)			As-Mined			Variance to As-Mined
Year	Mt	Au (g/t)	Au (koz)	Mt	Au (g/t)	Au (koz)	Mt	Au (g/t)	Au (koz)
2011	4.6	0.77	112.7	3.7	0.88	103.5	-20%	15%	-8%
2012	10.0	0.71	230.0	8.3	0.82	217.1	-18%	15%	-6%
2013	13.2	0.57	240.8	14.5	0.59	273.1	10%	3%	13%
2014	13.2	0.51	217.4	15.3	0.52	256.4	15%	3%	18%
Project to Date	41.1	0.61	800.8	41.7	0.63	850.1	1%	5%	6%

The oxide resource is reported within an optimized undiscounted cash flow pit shell using metal prices of $1,400 / oz for Au and updated cost parameters. The resource in Table 1.7 2 is quoted at a 0.07 g/t Au cut-off grade with no constraints on copper, as high Cu grades can be blended and diluted in the open pit operation.

Table 1.7 2 Mineral Resource - Oxide Total (In Situ as at December 31st 2014)

La Arena - Oxide Gold Mineral Resources
(In Situ as at December 31st, 2014)
Within Optimized Pit Shell @ $1,400 /oz, cut-off grade 0.07 g/t Au

	Material	Tonnes	Au	Cu	Ag	Mo	Au
Classification	Type	(‘000,000 t)	g/t	%	g/t	ppm	(´000 oz)
Measured	Sediments	1.1	0.23	0.07	0.3	32.6	8
	Intrusive	9.4	0.28	0.15	0.4	61.6	86
	Colluvium	-	-	-	-	-	-
	Total	10.5	0.28	0.15	0.3	58.5	94
Indicated	Sediments	100.8	0.38	0.01	0.5	4.1	1,234
	Intrusive	19.7	0.22	0.06	0.7	9.7	137
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	123.1	0.35	0.02	0.5	5	1,399
Measured and Indicated	Sediments	102.0	0.38	0.01	0.5	4.5	1,243
	Intrusive	29.1	0.24	0.09	0.6	26.5	223
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	133.6	0.35	0.03	0.5	9.2	1,494
Inferred	Sediments	2.2	0.34	0.01	0.4	2.9	24
	Intrusive	0.3	0.14	0.01	0.1	2.1	1
	Colluvium	-	-	-	-	-	-
	Total	2.5	0.31	0.01	0.4	2.8	25

The sulfide resource is reported within an optimized undiscounted cash flow pit shell using metal prices of $1,400 / oz for Au and $3.50 / lb Cu and updated cost parameters. The resource in Table 1.7 3 is quoted at a 0.12% g/t Cu cut-off grade.

Table 1.7 3 Mineral Resources - Sulfide Total (In Situ as at December 31st 2014)
La Arena – Sulfide Copper/Gold Mineral Resources
(In Situ as at January 1, 2015)
Within Optimized Pit Shell ($1,400 /oz Au, $3.5 /lb Cu), Cut-Off Grade 0.12 %Cu

	Tonnes	Au	Cu	Ag	Mo	Au	Cu
Classification	(‘000 000 t)	g/t	%	g/t	Ppm	(´000 oz)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Measured and Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Inferred	5.4	0.10	0.19	0.4	40.7	18	22,074

1.8 Mineral Reserve Estimate

1.8.1 Oxide Mineral Reserves

Oxide mineral reserves have been updated as a result of material changes in the mineral resources and updated estimating inputs. The reasons for those changes are:

  An updated resource estimate based on the new drilling campaign.

  A new set of inputs for the sulfide Cu-Au pit which were taken from the latest Pre-Feasibility Study report from January 2015.

  The cost and operating information gained from an additional year of commercial production of the oxide gold dump leach mine.

Oxide mineral reserves have been constrained to the final pit design based on an optimized pit shell. The mineral reserve has been estimated with measured and indicated oxide mineral resources only. The pit optimization input parameters used are listed in Table 1.8 1.

Table 1.8 1 Pit optimization input parameters for Oxide Mineral Reserves

Pit Optimization Parameters for Oxide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost Sediments (direct & indirect)	$/t mined	2.08
Processing Parameters
Ore processing rate	Mt/y	13
Processing Cost Sediments	$/t leached	1.55
Processing Cost Intrusive	$/t leached	1.55
General & Administration Cost	$/t leached	1.22
Gold leaching recovery intrusive	%	83
Gold leaching recovery sediments	%	86
Economics Assumptions
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

The oxide mineral reserve, based on the December 31st 2014 Measured and Indicated Resource only, is summarized in Table 1.8 2. The Inferred resource and material below the cut-off grade of 0.1 g/t Au was reported as waste rock. The mineral reserves are reported as in-situ dry million tonnes and include 5% mining dilution and 98% mining recovery.

Table 1.8 2 La Arena - Mineral Reserve Statement for Oxide Ore

	Material	Tonnage	Au	Cu	Ag	Au
Classification	Type	(‘000 000 t)	g/t	%	g/t	(´000 oz)
Proven	Sediments	1.2	0.22	0.07	0.32	8.6
	Intrusive	8.7	0.28	0.15	0.33	77.7
Proven Stockpiled	LG stockpile	0.3	0.24	0.14	0.33	2.3
Total Proven	Total	10.2	0.27	0.14	0.33	88.6
Probable	Sediments	80.9	0.42	0.01	0.42	1,085.2
	Intrusive	12.3	0.27	0.06	0.84	105.7
Total Probable	Total	93.1	0.40	0.02	0.48	1,190.9
Proven and Probable	Sediments	82.1	0.41	0.01	0.42	1,093.8
	Intrusive	21.0	0.27	0.10	0.63	183.4
Proven Stockpile	LG stockpile	0.3	0.24	0.14	0.33	2.3
Total Proven and Probable	Total	103.3	0.39	0.03	0.47	1,279.5

Intrusive ore hosted within the oxides cannot be separated as a different ore type for processing, as it needs to be blended with sediments in order to be leached effectively. The colluvium deposit was not included in the mineral reserve due to cost of moving the national highway at this time. However, the colluvium material inside the Calaorco Pit was included in the mineral reserves as sediments. The colluvium deposit is a small shallow unconsolidated deposit of approximately 2.0 million tonnes grading 0.34 g/t gold and it is located immediately South-East of the main Calaorco Pit.

1.8.2 Sulfide Mineral Reserves

When calculating the reserve for the sulfide resource a small CAPEX constrained project was considered with strict financial hurdles. The resulting reserve at this stage is only a small portion of the total resource. The main economic assumptions used in the sulfide pit optimisation are presented in the Table 1.8 3.

The sulfide pit will be operated as an extension of the current gold mine operation. As Rio Alto operates the oxide project, the assumptions used for the sulfide project were adapted to represent the operation of the porphyry pit.

Mineral resources classified as Measured and Indicated are reported as Proven and Probable mineral reserves respectively. There were no resources classified as Measure Resources within the sulfide pit limits. Table 1.8 4 presents the Reserves Statement as of 31st of December 2014.

The tonnage and grades reported as in-situ dry tonnes and using 98% mining recovery and 5% dilution. The cut-off grade is 0.18% Cu.

Table 1.8 3 Pit optimization input parameters for Sulfide Mineral Reserves

Pit Optimization Parameters for Sulfide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost	$/t mined	1.92
Processing Parameters
Ore processing rate	Mt/y	6.57
Processing Cost	$/t milled	4.61
Process Copper Recovery Range	%	Avg. 91.1%, Range 75.9 - 92.0
Process Gold Recovery Formula	%	Avg. 38.9% Range 29.5 – 45.5
General & Administration Cost	M$/y	22.6
Economics Assumptions
Copper price	$/lb	3.0
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8.0
Royalties	%	1.0

Table 1.8 4 La Arena - Mineral Reserve Statement for Sulfide

	Tonnage	Au Grade	Cu Grade	Cu Content	Au Content
Category	(‘000 000 t)	g/t	%	‘000 lb	(‘000 Oz)
Probable	63.1	0.312	0.430	579,407	633.2

1.9 Capital and Operating Costs

1.9.1 Oxide Gold Project

The capital cost of the oxide project has been estimated by Rio Alto based on current operations.

Annual capital cost estimates are detailed in Table 1.9 1.

Table 1.9 1 Annual Capital Cost for Oxide Gold Project (in ‘000 US$)

	Capex Additions for Oxide Gold Project (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Construction	17,259	24,712	2,300	12,600	-	-	56,871
Plant	2,166	8,012	-	-	-	-	10,178
Community Relations	2,560		-	-	-	-	2,560
Permits & Engineering	1,396	-	-	-	-	-	1,396
Other Capex	2,103	2,000	-	-	-	-	4,103
Road Diversion	-	-	7,000	8,000	-	-	15,000
Land Purchases	14,548	-	-	-	-	-	14,548
Total Capex	40,032	34,723	9,300	20,600	-	-	104,656

Annual Operating cost estimates for the oxide gold project, broken down by major element, are detailed in Table 1.9 2.

Table 1.9 2 Annual Operating Cost for Oxide Gold Project (in ‘000 US$)

	Total Operating Costs and Operating Profit (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Net Revenue	257,284	222,737	212,365	187,506	181,111	171,881	1,232,884
Total Operating Expenses	117,967	137,879	141,303	127,538	126,869	98,758	750,314
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	137,817	83,358	69,562	58,467	52,743	71,624	473,570
Operating Profit Margin	53.57%	37.42%	32.76%	31.18%	29.12%	41.67%	38.41%

1.9.2 Sulfide Copper Project

An overall summary of operating costs for the sulfide project is presented in Table 1.9 3.

Table 1.9 3 Total Operating Cost Summary for the Sulfide Project

Units Cost
MINING
Mining Direct Cost ($ / t mined)	1.32
Mining Maintenance ($/mined)	0.02
Mining Indirects ($/mined)	0.60

Units Cost
PROCESSING
Power	1.73
Reagents & Consumables	1.30
Labour	0.66
Maintenance & Mobile Equipment	0.93
Total Processing Cost ($ / t milled)	4.61
GENERAL AND ADMINISTRATION	$22.6 M/y

Ausenco has estimated an initial CAPEX of USD 314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional USD 61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of USD 415.5 million (including $40 million Mine Closure), for the 63Mt starter project.

The sensitivity analysis on the NPV and IRR for the sulfide project is shown in the Table 1.9 4:

Table 1.9 4 Sensitivity Analysis for the Sulfide Project

	After Tax NPV
Interest Rate	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574

	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

1.10 Interpretation and Conclusions

  The increase in the gold oxide Resource is primarily due to the definition of extra resource to the west and at depth in Calaorco, as a direct result of the 2014 drilling program.

  Oxide Mineral Reserves have increased due to the physical extension of the mineralization of the oxide deposit reflected in the new Mineral Resource estimates. The gold price of US$ 1,200 per ounce was not changed from the previous estimates and only costs were updated based on the performance of the year 2014.

  The La Arena oxide mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

  The sulfide project reserve pit at 63 Mt is the starter pit which provides 10 years of steady mill feed at 18,000 t/d to the processing plant. The trade-off analysis conducted in Section 15 shows that this pit size represents the best discounted value for the project with lowest CAPEX. However, this pit is only a portion of a potentially larger pit from the 274 Mt resource.

  The La Arena mine site was connected to the Peru power supply grid during September 2014.

1.11 Recommendations

1.111.1 Oxide Gold project

  Define the northern strike extensions to the current gold oxide Resource through ongoing RC infill and extensional drilling.

  Review the mine production plan for the sulfide project and smooth the total rock moved per period. An opportunity to reduce the peaks and lows on the mine production schedule was identified which allow better equipment utilization.

  An opportunity exists to optimise stockpilling with a detailed schedule.

  Carry out additional leaching test on blended material.

  Carry out carbon adsorption tests with pregnant liquor from leaching tests in order to identify carbon loading capacity when high copper ore is leached.

1.111.2 Oxide Gold project

  Additional variability flotation tests at optimized conditions should be conducted with new samples from drill holes samples inside the current pit design.

  Conduct leaching tests of pyrite concentrate and cleaner scavenger tailings using a regrinding stage to determine if economic recovery of gold from these streams is feasible.

  Future plant investigations may include gravity gold recovery tests on the cleaner scavenger tailings to determine if gold losses in tailings can be reduced and to produce a gravity concentrate that can be combined with the final copper concentrate.

  Perform additional testing on the sulfide waste rock facilities to better refine their physical and mechanical properties to further develop the stacking and the PAG waste rock encapsulation and leachate collection strategy;

  A revision to the Calaorco tailings feasibility study is required to incorporate the changes in Calaorco pit geometry.

  Complete purchasing the land required for the gold oxide project, for the public road deviation, and continued land purchases for the sulfide project.

  The site closure plan needs to be updated with the new details of the proposed Sulfide operation.

  Revise the detailed re-logging of the sulfide deposit, in 2015, and determine if a more selective model can be constructed with sufficient geological confidence to potentially lift grade and therefore advance the project further.

Capital Cost - La Arena Phase II

The La Arena 2015 Technical Report also includes the pre-feasibility study on La Arena Phase II (identified in the La Arena 2015 Technical Report and the reproduction of the Executive Summary section of the La Arena 2015 Technical Report above as the “Sulfide Project”). The initial CAPEX for La Arena Phase II is estimated at US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million mine closure), for the 63Mt starter project.

The initial capital cost estimate is summarised in Table 21.4-1, with all costs stated in USD with no provision for forward escalation of any costs. The base date of the estimate is the fourth quarter of 2014. A fully detailed estimate, WBS and estimate analyses are included as appendices to the La Arena 2015 Technical Report.

Table 21.4-1 Initial Capital Estimate Summary

WBS	Level 1 Description	Total (Million) US$
2000	Mining	$0.9
3000	Process Plant	$125
4000	Site Services and Utilities	$11.3
5000	Site Infrastructure	$44.5
7000	Project Preliminaries	$32.3
8000	Indirect Costs	$54.5
9000	Onwers Costs	$17.0
8800	Provisions	$28.6
Grand Total		$314

For the economic model, a sustaining CAPEX of 2% of the process plant, 1% of the site services and 1% of the internal infrastructure was allocated annually to the project cash flow. Additionally, the following items were included:

  US$27.1 million were split between in years 4 and 6 for waste dump expansion.

  US$4.0 million for liners on Calaorco tailings facilities.

  US$3.1 million for contingency on Sustaining Capital; and

  US$40.0 million for mine closure on year 11.

A total Sustaining Capital of US$61.2 million and Mine Closure of US$40.0 million dollar are included in the financial model.

Economic Analysis

Oxide Mineral Reserves at La Arena Gold Oxide Mine

As there has been a material change in Oxide Mineral Reserves at the La Arena Gold Oxide Mine, the La Arena 2015 Technical Report also discloses revised economic results due to this material change.

The Annual Cash Flow and Net Present Value (at a 5% discount rate) are presented in Table 22.2-2. The economics results show robust financial results for the La Arena Gold Oxide Mine with positive outcomes for all periods and a total cash flow of US$218.6 million or a discounted value of US$180.5M. Table 22.2-2 shows annual net cash flow and the corresponding cumulative figures.

Table 22.2-2 Net Cash Flow

Net Cash Flow (After-Tax) (‘000 US dollars)
	2015	2016	2017	2018	2019	2020	Total
Pre Tax Cash Flow	59,296	48,635	60,262	37,867	52,743	71,624	330,426
Taxes	42,630	20,097	12,854	9,171	9,986	17,085	111,823
After Tax Cash Flow	16,666	28,538	47,408	28,696	42,757	54,539	218,603
Cumulative Cash Flow	16,666	45,203	92,611	121,307	164,064	218,603
Net Present Value (5%)	15,872	25,885	40,952	23,609	33,501	40,698	180,517
Cumulative NPV (5%)	15,872	41,757	82,709	106,318	139,819	180,517

The effects of changes in the major project assumptions and estimates used in the La Arena 2015 Technical Report were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, capex and metallurgical recovery. The analysis was carried out by changing the input parameters within the cost model and assessing the NPV (at a 6% discount rate). A +/-10% range was used as shown in Table 22.2-3.

Table 22.2-3A Sensitivity Analysis on the NPV

Sensitivity Analysis on the 5% NPV (‘000 US dollars)

	Low Range (-10%)	Base Case	High Range (10%)
	Gold Price of US$1,150
Inputs Variance (US$)	1,035	1,150	1,265
NPV (5%)	114,317	180,517	245,781
		Grade Avg of 0.39
Inputs Variance (g/t Au)	0.35	0.39	0.42
NPV (5%)	114,552	180,517	245,565
	Opex Avg of $3.00 /tonne mined
Inputs Variance (/tonne mined)	$2.70	$3.00	$3.30
NPV (5%)	244,266	180,517	116,767
	LOM Capex Avg of $107,582M
Inputs Variance	$96,824	$107,582	$118,340
NPV (5%)	190,256	180,517	170,778
	LOM Recovery Avg of 83.99%
Inputs Variance	75.59%	83.99%	92.39%
NPV (5%)	114,552	180,517	245,565

Sulphide Reserves at La Arena Phase II

As previously stated, a CAPEX of US$314 million is estimated for the processing plant and all associated infrastructure for La Arena Phase II. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including US$40 million for mine closure).

The sensitivity analysis on the NPV and IRR for La Arena Phase II is shown in the table below:

Table 22.3 1 Sensitivity Analysis on the NPV and IRR (Sulfide Project)

	After Tax NPV
Interest rate	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574

	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

Further Information on La Arena Project

Additional information on the La Arena Project is set forth below.

La Arena Project - Project Description and Location is described in Section 4 of the La Arena 2015 Technical Report.

La Arena Project - Accessibility, Climate, Local Resources, Infrastructure and Physiography is described in Section 5 of the La Arena 2015 Technical Report.

La Arena Project - History is described in Section 6 of the La Arena 2015 Technical Report.

La Arena Project - Geological Setting and Mineralization are described in Section 7 of the La Arena 2015 Technical Report.

La Arena Project - Exploration is described in Section 9 of the La Arena 2015 Technical Report.

La Arena Project - Drilling is described in Section 10 of the La Arena 2015 Technical Report.

La Arena Project - Sampling and Analysis is described in Section 11 and 13, respectively, of the La Arena 2015 Technical Report.

La Arena Project - Security of Samples is described in Section 12 of the 105 Technical Report.

La Arena Project - Mineral Resource and Reserve Estimates are described in Sections 14 and 15, respectively, of the La Arena 2015 Technical Report.

La Arena Project - Mining Operations are described in Section 16, 17 and 18, respectively, of the La Arena 2015 Technical Report.

La Arena Project - contemplated exploration and development is described in Sections 16, 17, 18, 21, 25 and 26 of the La Arena 2015 Technical Report.

Description of Share Capital

As February 27, 2015, there are 334,166,939 Rio Alto Shares and nil preferred shares of Rio Alto (the “Preferred Shares”) issued and outstanding. In addition, 8,095,500 Rio Alto Shares are reserved for issuance upon the exercise of outstanding Rio Alto Options held by directors, officers, employees and consultants of Rio Alto, 9,063,389 Rio Alto Shares are reserved for issuance upon the exercise of the SGC Options, and 8,860,112 Rio Alto Shares are reserved for issuance upon the exercise of the Rio Alto Warrants.

Rio Alto is authorized to issue an unlimited number of Rio Alto Shares. The holders of the Rio Alto Shares are entitled to receive notice of and attend any meeting of Rio Alto Shareholders and are entitled to one vote for each Rio Alto Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attached to any other class of shares, the holders of the Rio Alto Shares are entitled to receive dividends, if, as and when declared by the Rio Alto Board and are entitled to receive the remaining property upon liquidation of Rio Alto.

The Preferred Shares may be issued from time to time in one or more series, each consisting of such number of Preferred Shares as determined by the Rio Alto Board, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of Rio Alto or any other return of capital or distribution of the assets of Rio Alto among its shareholders for the purpose of winding-up its affairs, rank on parity with the Preferred Shares of every other series and shall be entitled to preference over the Rio Alto Shares and the shares of any other class ranking junior to the Preferred Shares.

Rio Alto has no dividend policy. No dividends have been declared in the three most recently completed financial years of Rio Alto. Any decision to pay dividends on the Rio Alto Shares is made by the Board of Directors on the basis of Rio Alto’s earnings, financial requirements and other conditions existing at the relevant time.

Trading Price and Volume

The Rio Alto Shares are listed and posted for trading on the TSX under the stock market symbol “RIO”. The following table sets forth the price range (high and low) of the Rio Alto Shares and volume traded on the TSX for the periods indicated.

Month	High ($)	Low ($)	Volume
2014
February	2.80	2.14	20,543,381
March	2.70	2.05	35,205,632
April	2.37	2.02	15,366,237
May	2.26	1.74	34,546,832
June	2.64	1.77	41,594,243
July	2.86	2.38	21,473,678
August	3.19	2.42	39,851,406
September	3.36	2.66	105,201,013
October	3.05	2.18	61,150,319
November	3.00	2.19	79,166,062
December	3.04	2.45	95,891,882
2015
January	3.66	2.76	86,992,850
February 1 - February 26	3.90	3.24	116,017,362

The Rio Alto Shares have been listed and posted for trading on the BVL under the stock market symbol RIO since October 28, 2009. The following table sets forth the price range (high and low) of the Rio Alto Shares in U.S. dollars and volume traded on the BVL for the periods indicated.

Month	High (US$)	Low (US$)	Volume
2014
February	2.50	1.94	207,947
March	2.42	1.85	138,602
April	2.10	1.87	47,801
May	2.05	1.62	219,576
June	2.41	1.61	263,581
July	2.63	2.25	171,676
August	2.93	2.25	389,845
September	3.05	2.4	204,704
October	2.69	1.95	170,285
November	2.65	1.95	263,316
December	2.63	2.13	148,822

2015
January	2.90	2.53	219,389
February 1 - February 26	2.97	2.88	289,619

The Rio Alto Shares have been listed and posted for trading on the NYSE since December 21, 2012 under the stock market symbol RIOM.

Month	High (US$)	Low (US$)	Volume
2014
February	2.60	1.93	258,745
March	2.44	1.94	411,005
April	2.14	1.84	282,188
May	2.08	1.61	341,820
June	2.45	1.62	430,326
July	2.67	2.22	238,688
August	2.94	2.21	333,531
September	3.06	2.37	377,272
October	2.71	1.94	270,953
November	2.68	1.93	324,926
December	2.65	2.11	531,811

2015
January	2.91	2.36	421,879
February 1 - February 26	2.98	2,86	655,518

Prior Sales

The following table summarizes the distributions of Rio Alto Shares from January 1, 2010 to December 31, 2013.

	Description of		Issue/Exercise
Year of Issuance	Transaction	Number of Securities Issued	Price per Security
2010	Private Placement	11,354,639 Rio Alto Shares	$0.75
2010	Private Placement	10,200,000 Rio Alto Shares	$0.76
2010	Private Placement	12,066,257 Rio Alto Shares	$1.68
2010	Warrant Exercise	2,794,485 Rio Alto Shares	$0.20
2010	Warrant Exercise	100,000 Rio Alto Shares	$0.23
2010	Warrant Exercise	798,000 Rio Alto Shares	$0.25
2010	Warrant Exercise	245,000 Rio Alto Shares	$0.30
2010	Warrant Exercise	300,000 Rio Alto Shares	$0.35
2010	Warrant Exercise	125,000 Rio Alto Shares	$0.45
2010	Warrant Exercise	3,498,000 Rio Alto Shares	$0.50
2010	Warrant Exercise	5,790,750 Rio Alto Shares	$1.30
2011	Private Placement	28,060,000 Rio Alto Shares	$2.05
2011	Warrant Exercise	20,000 Rio Alto Shares	$1.30
2011	Warrant Exercise	126,270 Rio Alto Shares	$2.05
2011	Option Exercise	530,000 Rio Alto Shares	$0.25
2011	Option Exercise	380,000 Rio Alto Shares	$0.30
2011	Option Exercise	100,000 Rio Alto Shares	$0.35
2011	Option Exercise	150,000 Rio Alto Shares	$0.75
2011	Option Exercise	50,000 Rio Alto Shares	$0.80
2011	Option Exercise	115,00 Rio Alto Shares	$1.50
2012	Warrant Exercise	1,220,610 Rio Alto Shares	$2.15
2012	Option Exercise	365,000 Rio Alto Shares	$0.25
2012	Option Exercise	2,152,500 Rio Alto Shares	$0.30
2012	Option Exercise	180,000 Rio Alto Shares	$0.70
2012	Option Exercise	475,000 Rio Alto Shares	$1.50
2012	Option Exercise	300,000 Rio Alto Shares	$1.80
2012	Option Exercise	250,000 Rio Alto Shares	$1.90
2012	Option Exercise	180,000 Rio Alto Shares	$2.15
2012	Option Exercise	250,000 Rio Alto Shares	$2.29
2012	Option Exercise	180,000 Rio Alto Shares	$2.39
2012	Option Exercise	112,500 Rio Alto Shares	$3.08
2012	Option Exercise	125,000 Rio Alto Shares	$3.22
2013	Warrant Exercise	336,720 Rio Alto Shares	$2.05
2013	Option Exercise	882,000 Rio Alto Shares	$0.30
2013	Option Exercise	12,000 Rio Alto Shares	$3.08

The following table summarizes the issuances of Rio Alto Shares or securities convertible into Rio Alto Shares from January 1, 2014 to the date hereof. Aside from the issuances below, no securities of Rio Alto were purchased or sold by Rio Alto from January 1, 2014 to the date hereof.

			Number of
	Description of		Securities	Issue/Exercise
Date of Issuance	Transaction	Number of Securities Issued	Granted	Price per Security
February 4, 2014	Option Exercise	100,000 Rio Alto Shares	N/A	$0.30
February 27, 2014	Option Exercise	120,000 Rio Alto Shares	N/A	$0.30
June 20, 2014	Option Exercise	80,000 Rio Alto Shares	N/A	$0.30
July 17, 2014	Option Exercise	40,000 Rio Alto Shares	N/A	$0.30
	Share Issuance
August 5, 2014	Sulliden DSU/RSU	1,711,505 Rio Alto Shares	N/A	N/A1
	Share Issuance
August 5, 2014	Sulliden Acquisition	151,694,886 Rio Alto Shares	N/A	N/A1
August 19, 2014	Option Exercise	5,250 Rio Alto Shares	NA	$0.73
August 19, 2014	Option Exercise	26,250 Rio Alto Shares	NA	$0.80
August 19, 2014	Option Exercise	135,500 Rio Alto Shares	NA	$0.30
August 21, 2014	Option Exercise	25,000 Rio Alto Shares	NA	$2.12

			Number of
	Description of		Securities	Issue/Exercise
Date of Issuance	Transaction	Number of Securities Issued	Granted	Price per Security
August 21, 2014	Option Exercise	165,000 Rio Alto Shares	NA	$0.30
August 27, 2014	Option Exercise	30,000 Rio Alto Shares	NA	$1.90
September 4, 2014	Option Exercise	105,000 Rio Alto Shares	NA	$1.54
September 11, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.70
September 15, 2014	Option Exercise	183,750 Rio Alto Shares	NA	$1.52
September 17, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.52
September 18, 2014	Option Exercise	105,000 Rio Alto Shares	NA	$1.52
September 23, 2014	Option Exercise	52,500 Rio Alto Shares	NA	$1.52
September 30, 2014	Option Exercise	4,777 Rio Alto Shares	NA	$1.70
October 2, 2014	Option Exercise	55,000 Rio Alto Shares	NA	$1.50
October 17, 2014	Option Grant	N/A	1,200,000	$2.91
October 20, 2014	Option Exercise	498,750 Rio Alto Shares	NA	$1.52
October 22, 2014	Option Exercise	60,000 Rio Alto Shares	NA	$1.90
October 29, 2014	Option Exercise	200,000 Rio Alto Shares	NA	$1.80
November 12, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.70
November 17, 2014	Option Exercise	252,000 Rio Alto Shares	NA	$1.52
November 18, 2014	Option Exercise	94,500 Rio Alto Shares	NA	$1.52
November 21, 2014	Option Exercise	26,250 Rio Alto Shares	NA	$1.83
November 21, 2014	Option Exercise	3,456 Rio Alto Shares	NA	$1.70
January 9, 2015	Option Exercise	131,250 Rio Alto Shares	NA	$1.39
January 12, 2015	Warrant Exercise	750,000 Rio Alto Warrants	NA	$2.39
January 19, 2015	Warrant Exercise	300,000 Rio Alto Warrants	NA	$2.39
January 19, 2015	Option Exercise	23,625 Rio Alto Shares	NA	$1.96
January 26, 2015	Option Exercise	78,750 Rio Alto Shares	NA	$1.70
February 18, 2015	Option Exercise	126,000 Rio Alto Shares	NA	$1.95
February 25, 2015	Option Exercise	152,250 Rio Alto Shares	NA	$1.47

Note:
(1)	Shares issued as consideration pursuant to the Plan of Arrangement between Rio Alto and Sulliden Gold Corporation Ltd.

Consolidated Capitalization

There has been no material change in Rio Alto’s share and loan capital structure on a consolidated basis since September 30, 2014. Readers should also refer to Rio Alto’s unaudited consolidated financial statements as at and for the financial period ended September 30, 2014 and for the financial year ended December 31, 2013, including the notes thereto, and MD&A incorporated by reference herein as well as the pro forma financial statements of the Combined Company attached as Schedule “D” to this Supplement.

Interests of Experts

Any technical or scientific information disclosed in this Supplement related to the La Arena Project or the Shahuindo Project is based on the following technical reports:

(a)	La Arena 2015 Technical Report; and

(b)	Shahuindo Technical Report.

The La Arena 2015 Technical Report is prepared by Enrique Garay, M Sc. P. Geo. (MAIG) of Rio Alto, Ian Dreyer B.App.Sc. (Geo), MAusIMM (CP) of Rio Alto; Tim Williams, FAusIMM of Rio Alto, Greg Lane, FAusIMM of Ausenco Vector, and Fernando Angeles, P.Eng. of Mining Plus Peru SAC. Each of Messrs. Garay, Dreyer, Williams, Lane, and Angeles is a “Qualified Person” as defined in NI 43-101.

The Shahuindo Technical Report was prepared by Mr. Carl E. Defilippi, M.Sc., C.E.M., Mr. Thomas L. Dyer, P.e., P.E., and Mr. Paul Tietz, CPG. Each of Mr. Defilippi, Mr. Dyer and Mr. Tietz are Qualified Persons as defined in NI 43-101 and are independent of Rio Alto.

The exploration programs described in the Rio Alto AIF are prepared and/or designed and carried out under the supervision of Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto.

Other than Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto, and Mr. Tim Williams, FAusIMM, who is Vice President of Operations of Rio Alto, none of the aforementioned firms or persons held any securities of Rio Alto or of any associate or affiliate of Rio Alto when they prepared the La Arena 2015 Technical Report or the Shahuindo Report or following the preparation of such reports, nor did they receive any direct or indirect interest in any securities of Rio Alto or of any associate or affiliate of Rio Alto in connection with the preparation of such reports.

To the best knowledge of Rio Alto, other than Mr. Garay and Mr. Williams, none of the qualified persons referenced above has any interest in any securities of Rio Alto or its associates or affiliates, nor do they expect to receive or acquire any such interests.

Grant Thornton LLP, auditors of Rio Alto, is independent of Rio Alto within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain legal matters relating to the Arrangement and to the Rio Alto Shares to be distributed pursuant to the Arrangement will be passed on by Davis LLP on behalf of Rio Alto. As of the date hereof, the partners and associates of Davis LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Rio Alto Shares.

INFORMATION CONCERNING TAHOE

Summary Description of the Business of Tahoe

Tahoe’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511. Its registered and records office is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Tahoe’s principal business activity is to profitably operate the Escobal Mine, a mining operation located in southeastern Guatemala. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals.

At present, Tahoe’s only commercial operation is the Escobal Mine, which contains high-grade silver, gold, lead, and zinc mineralization. Mill commissioning at the Escobal Mine commenced at the end of the third quarter of 2013 and Tahoe declared commercial production during the first quarter of 2014. In addition to operating the Escobal Mine, Tahoe is engaged in ongoing exploration activities in Guatemala, and review of prospective precious metals mineral acquisitions in the Americas.

Further information regarding the business of Tahoe, its operations and its mineral property can be found in the Tahoe AIF and other documents incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference in this Supplement from documents filed with certain Canadian securities regulators. Copies of the documents incorporated by reference in this Supplement may be obtained on request without charge from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone (775) 448-5800, and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents, filed by Tahoe with certain of the Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Supplement:

  the material change report dated January 15, 2014, prepared in connection with the announcement by Tahoe that its Escobal Mine in Guatemala has reached commercial production;

  the Tahoe AIF;

  the audited consolidated financial statements for the years ended December 31, 2013 and 2012, together with the notes thereto and the report of the independent registered public accounting firm thereon;

  the management’s discussion and analysis for the year ended December 31, 2013 dated March 12, 2014;

  the management information circular dated March 12, 2014, prepared in connection with the annual general meeting of Tahoe shareholders held on May 8, 2014;

  the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and 2013, together with the notes thereto;

  the management’s discussion and analysis for the three and nine months ended September 30, 2014 dated November 11, 2014 (the “Tahoe Interim MD&A”);

  the material change report dated December 8, 2014, prepared in connection with the announcement by Tahoe of the increase in statutory royalties in Guatemalan mining law; and

  the material change report dated February 18, 2015 announcing the execution of the Arrangement Agreement with Rio Alto.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short-form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial conditions and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Tahoe with the securities commissions or similar authorities in any of the provinces and territories of Canada, subsequent to the date of this Supplement, shall be deemed to be incorporated by reference in this Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of Tahoe, no person or company beneficially owns, or controls or directs, directly or indirectly, Tahoe Shares carrying more than 10% of the voting rights attached to all outstanding Tahoe Shares as at February 26, 2015, except as shown in the table below.

	Number of Tahoe Common Shares	Percent of Outstanding
Name	Owned, Controlled or Directed	Tahoe Shares(1)
Goldcorp Inc.	58,051,692	39.31%
Fidelity Management & Research Company, together with joint filers(2)	20,195,625	13.68%

Notes:
(1)	Assumes 147,672,108 Tahoe Shares issued and outstanding.
(2)

Information based solely upon a Form 13G dated February 13, 2015, reflecting shareholdings as at December 31, 2014. The Form 13G was filed by Fidelity Management & Research Company and other joint filers.

As long as Goldcorp and its affiliates hold at least 20% of the issued Tahoe Shares, Goldcorp and its affiliates have a right to maintain their percentage interest in the issued Tahoe Shares by participating in the issuance of additional Tahoe Shares for cash or cash equivalents. If Tahoe Shares are issued on a non-cash transaction, Goldcorp may maintain its percentage interest in the issued Tahoe Shares through the next issue of Shares for cash or cash equivalents to be undertaken by Tahoe. As such, in connection with the Arrangement, Goldcorp is entitled to maintain its percentage interest in the issued Tahoe Shares through the next issuance of additional Tahoe Shares for cash or cash equivalents following the Arrangement, on terms no less favourable to Goldcorp than the terms offered to other potential purchasers under such equity financing, as shall allow Goldcorp and its affiliates collectively to maintain its percentage held by Goldcorp immediately prior to the closing of the Arrangement.

Amendments to Shareholders’ Agreement with Goldcorp

On February 9, 2015, Goldcorp and Tahoe amended and restated the amended and restated shareholders’ agreement dated October 12, 2010 (the “Third Amended and Restated Shareholders’ Agreement”). All terms remain unchanged as disclosed in the Tahoe AIF except as modified below.

Goldcorp was previously entitled to designate three individuals to be nominated to the Tahoe Board. A. Dan Rovig retired from the Goldcorp board of directors in 2014, leaving Kenneth F. Williamson and John P. Bell as Goldcorp’s current nominees on the Tahoe Board. Pursuant to the Third Amended and Restated Shareholders’ Agreement, so long as Goldcorp and its affiliates hold 20% or more of the issued Tahoe Shares, Goldcorp will have the right to nominate one individual as a director of Tahoe at each meeting of shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Tahoe Board.

In addition, pursuant to the Third Amended and Restated Shareholders’ Agreement, Tahoe no longer has a right to designate a purchaser for any Tahoe Shares which Goldcorp wishes to sell, where such Tahoe Shares to be sold represent 5% or more of the issued Shares.

Recent Developments

Debt Repayment

Tahoe entered into and drew down a $50 million credit facility (the “facility”) on June 4, 2013 with a major international lender. The facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (“LIBOR”) plus a margin of 6%. The proceeds have provided additional working capital and supported general corporate purposes during mine and mill commissioning. On January 2, 2014, Tahoe expanded the original facility agreement and drew an additional $25 million to ensure adequate working capital through continued ramp up of the Escobal Mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the US$ LIBOR plus 7.25%. In July 2014, Tahoe amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement. On September 3, 2014, Tahoe repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million is anticipated to be repaid as scheduled from operating cash flows.

Royalties

Under the 1997 Guatemalan mining law, a mandatory royalty of 1% was payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and is based on the value of sale consigned in the national market or international exchange. On January 26, 2012, the administration and the Mining Industry Association agreed to general terms in a royalty agreement that resulted in the industry voluntarily paying higher royalties to the national and local governments. On April 16, 2013, Tahoe executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the 1997 Guatemalan mining law, the Escobal Royalty Agreement committed Tahoe to pay a 5% Net Smelter Return (“NSR”) royalty on the concentrates sold from Escobal mine production. Under the Escobal Royalty Agreement two percent benefitted San Rafael communities, two percent benefitted the Federal government and an additional voluntary one percent benefitted certain outlying municipalities in the Departments of Santa Rosa and Jalapa. The first royalty payment was made to participating municipalities and MEM on January 30, 2014.

On November 28, 2014, the Guatemalan government passed legislation, amending the 1997 mining law and increasing mandatory royalties to 10%. The royalty increase is the only proposed change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. President Otto Perez Molina signed and approved the legislation which subsequently became law, effective January 1, 2015.

The law requires that Tahoe pay a nine percent royalty directly to the federal government and a one percent royalty to the local municipality in which the project is located for a total royalty payment of 10 percent. This represents an additional five percent royalty to Tahoe’s current combined statutory and voluntary royalty program and effectively ended Tahoe’s voluntary royalty of four percent under the terms of the Escobal Royalty Agreement. The new law is currently being challenged in the Guatemalan Constitutional Court. On January 1, 2015, Tahoe began accruing royalty payments at the ten percent legislated rate.

Updated Technical Disclosure - Escobal Mine, Guatemala

Principal Findings

Tahoe, through its wholly owned subsidiary, MSR, owns and operates the Escobal Mine in Guatemala. The Escobal deposit is an intermediate-sulfidation silver-gold-lead-zinc vein deposit which Tahoe is mining by underground longhole stoping methods. Processing by differential flotation produces precious metal-rich lead and zinc concentrates for sale to international smelter customers. The Escobal Mine is currently operating at the initial design rate of 3,500 t/d and preparing to increase the production rate to 4,500 t/d.

The Tahoe Technical Report, completed in November 2014, contains a Feasibility Study (previously defined as the “Study”) that demonstrates the feasibility of the Escobal Mine and supports the declaration of Proven and Probable reserves. The Study provides economic parameters for the Escobal Mine from July 1, 2014 forward.

The Escobal Mine commenced production in the fourth quarter of 2013 and reached commercial production in January 2014. Through June 2014, the Escobal Mine produced 12 million ounces of silver, 7,600 ounces of gold, 6,600 tonnes of lead and 7,300 tonnes of zinc in lead and zinc concentrates from mill feed averaging 581 g/t silver, 0.47 g/t gold, 1.0% lead and 1.4% zinc.

Highlights of the Study include:

  Measured and Indicated mineral resources of 434 million silver ounces at an average grade of 346 g/t.

  Inferred mineral resources of 9.3 million silver ounces at an average grade of 224 g/t.

  Proven and Probable mineral reserves of 31.4 million tonnes at an average silver grade of 347 g/t, containing 350.5 million silver ounces in the life of mine plan.

  Average annual production of 19.1 million silver ounces and 22.4 million silver equivalent ounces over the first 10 years of the mine life.

  As of July 1, 2014, capital costs remaining to expand the production rate from 3,500 to 4,500 t/d are estimated at $24.3 million. All expansion capital, and the life of mine sustaining capital, is expected to be funded by Tahoe’s existing cash balance and projected future cash flow from the Escobal Mine.

  After tax net present value at a 5% discount rate of $1.52 billion at the base case metal prices of $18.00 per ounce silver, $1300.00 per ounce gold, $0.95 per pound lead and $0.90 per pound zinc.

Property Description and Location

The Escobal Mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and three kilometers east of the town of San Rafael Las Flores in the Department of Santa Rosa. San Rafael Las Flores has a population of 3,500 people and is 70 kilometres from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. San Rafael Las Flores’ population is 99.6% “Ladino”, i.e., of Hispanic origin and non-indigenous.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 millimetres. Average temperatures vary between 14°C and 33.1°C.

Mineral Tenure, Surface Rights, and Royalties

Tahoe acquired the Escobal deposit from Goldcorp through a transaction completed in June, 2010. Through MSR, Tahoe holds mineral rights to 150.7 square kilometres in Guatemala through exploration and exploitation concessions. MSR’s concession package includes the Escobal exploitation concession which covers the Escobal deposit and mine operation facilities, and is the subject of the Study.

Tahoe purchased approximately 281 hectares of surface rights which are sufficient for the area required for mining, processing plant and ancillary facilities, surface operations, and tailings and waste rock disposal. No additional surface area is required to expand the mine operations to 4,500 t/d as discussed in the Study. Land surrounding the mine area is privately owned by local farmers and used for growing coffee in the higher elevations and vegetables and other crops in the flatter low lying areas.

A significant portion of the production royalties paid to date by Tahoe are directed to the local communities. As of the effective date of the Study in addition to the one percent NSR royalty mandated by Guatemalan mining law, Tahoe entered into a voluntary royalty agreement which committed Tahoe to pay an additional four percent NSR royalty on the concentrates sold from the Escobal Mine. Of the total royalty of five percent, two percent benefitted communities in the San Rafael municipality and one percent benefitted certain outlying municipalities in Santa Rosa and Jalapa departments. The remaining two percent was paid to the Guatemalan government. Tahoe also established a profit sharing program that provides a 0.5% NSR payment to an association of the former land owners of the Escobal Mine property. The operating cost estimate and financial analysis provided in the Study does not consider the increase in mandatory royalties to 10%, as the Study was completed prior to that legislation being passed by the Guatemalan government.

Permits

The Escobal Mine operations are conducted under an EIA and an Exploitation License.

The Escobal EIA was approved by the MARN in October 2011. Public disclosure and involvement was required and developed throughout each stage of the permitting process. MARN Resolution 3061-2011 (the “Resolution”) allowed Tahoe to begin full construction of the mine, process plant and all other surface facilities. Tahoe files quarterly environmental monitoring reports with MARN as required by the Resolution.

Mineral production is licensed through the MEM. The Escobal Exploitation License was granted by MEM in April 2013. Tahoe files annual reports with MEM as required by the license stipulations.

Environmental requirements for surface exploration activities are specified Resolution 4590-2008/ELER/CG, which was issued by MARN to Entre Mares in December 2008. These requirements and approvals were transferred from Entre Mares to MSR in September 2010 as specified in MARN Resolution 1918-2010/ECM/GB.

All other approvals, permits and licenses necessary to conduct Tahoe’s business in Guatemala are in place and current.

Environment

The mandate from Tahoe is to meet or exceed the standards of sustainability and environmental management based on North American practice and regulation. No impacted waters and materials are directly discharged from the site. Impacted water is held in lined containment and treated, if necessary, prior to being released to the environment. The environmental management design includes the following:

  Dry stack tailings

  Lined storm water and waste facilities

  A concurrent reclamation program

  Process water recovery and recycling

  Process/contact water containment and treatment systems

  Underground paste backfill

These environmental controls represent the state of the art in sustainable design. Tahoe has implemented a comprehensive environmental management plan to regularly and systematically monitor air quality, surface water and groundwater quality, stream sediment geochemistry, blast vibration, noise levels, waste rock and tailings geochemistry (ARD monitoring), waste disposal practices, reagent handling and storage, and reclamation and reforestation progress.

Geology and Mineralization

The Escobal deposit is an intermediate-sulfidation fault-related vein system formed within Tertiary sedimentary and volcanic rocks within the Caribbean tectonic plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 m wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization at Escobal over 2,400 metres laterally and 1,200 metres vertically in four zones; the East, Central, West/Margarito and East Extension zones. The vein system is oriented generally east-west, with variable dips. The East and East Extension zones dip to the south from 60° to 75° with recent drilling showing a change to a more vertical dip at depth. The majority of the mineralized structure(s) in the Central and Margarito zones dip from 60° to 75° to the north, steepening to near-vertical at depth. The upper eastern portion of the Central Zone dips 60° to 70° to the south as in the East Zone.

Exploration Status

Tahoe continues to explore the Escobal Exploitation Concession for the continuation of mineralization along strike of the Escobal vein structure, with exploration drilling being carried out principally from the surface. Drilling is also exploring for ancillary veins or vein splays associated with the Escobal vein. Drilling to test below the lower extents of the existing resource/reserve will be carried out from underground drill platforms once mine development reaches the necessary elevation.

Near-term exploration focus on the exploitation concession includes recently interpreted targets that may represent a fault offset of the western extent of the Escobal vein to the south-southwest. Work to develop regional drill targets within Tahoe’s extensive exploration concession package also continues.

Drilling

Drill targeting of the Escobal and ancillary veins has been conducted by Entre Mares and Tahoe from 2007 to the present, with 946 exploration and infill/definition drill holes totaling 249,392 metres completed within the boundaries of the Escobal exploitation concession through July 1, 2014. Surface drilling was done using both contractor- and company-owned drill rigs. Beginning in 2012, infill and definition drilling from underground drill stations has been conducted using drills owned and operated by Tahoe.

Nearly all drilling at Escobal has been done by diamond drill core methods. Core recovery from surface and underground drilling averages 95% and 89%, respectively.

Sample Preparation and Analysis

BSI Inspectorate is the primary analytical laboratory for all of the Escobal drill sample preparation and analysis, with only minor exceptions. All samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at Escobal. Entre Mares and Tahoe conducted quality assurance and quality control (“QA/QC”) programs throughout all of the drill campaigns at Escobal, which included check assaying, duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks.

The core sampling procedures, sample analyses, QA/QC procedures, and sample security have provided sample data that are of sufficient quality for use in the resource estimation.

Data Verification

Data verification was supervised by Paul Tietz, CPG, of Mine Development Associates (“MDA”) (Reno, Nevada USA). Mr. Tietz conducted site visits to the Escobal property in 2010, 2012 and 2014, which included verifying drill locations in the field, reviewing sample handling and data collection procedures, verifying downhole survey data, and independent verification sampling of drill core. MDA also completed full audits of the project database, analysis of the QA/QC data, and study of core recovery and its relationship to metal grades. The results of these verification programs support the estimation of the Escobal resource and the assignment of Measured, Indicated and Inferred classifications.

Mineral Processing and Metallurgical Testing

McClelland Laboratories (Sparks, Nevada, USA) conducted the initial metallurgical tests in 2009 on three drill core samples from the Escobal deposit. It was concluded from the results of the tests that differential lead/zinc flotation producing a high value lead concentrate containing most of the silver and gold and a salable lower value zinc concentrate was the optimum processing route.

In June 2010, FLSmidth Dawson Metallurgical Laboratories was contracted to conduct metallurgical testing on drill cores representative of the mineralization from the Escobal project. The primary objective of the test program was to determine process design criteria for crushing, grinding and flotation for the Escobal sulfide deposit. Results of the differential flotation tests indicate that the Escobal sulfide mineralization will respond to widely used and proven mineral processing techniques. The test programs conducted to date show that good recoveries of gold, silver, lead and zinc and acceptable reagent consumptions can be obtained by using conventional lead-zinc differential flotation processes.

The design flotation feed consisted of a primary grind size of 80% passing 105 µm in the rougher flotation circuits and regrind size of 80% passing 37 µm in the cleaner flotation circuits. Expected recoveries from the sulfide mineral processing were 86.8% for silver, 75.1% for gold, 82.5% for lead, and 82.6% for zinc. These recoveries were used for plant design.

In 2013, Tahoe commissioned a metallurgical pilot plant to validate the flotation process selected for the Escobal project, evaluate reagent type and usage, and to produce samples of lead and zinc concentrates for marketing to potential smelter customers. Overall, the pilot plant validated the results of the prior flotation tests and confirmed the process design selected for the Escobal Mine would produce highly marketable concentrates.

Additional flotation tests were conducted in 2014 on drill samples collected from new areas in the East Extension Zone, deep Central zone, and West/Margarito Zone. Although mineralization in each of these areas appeared to be same mineralogically as samples previously tested from the Escobal deposit, rougher flotation tests were completed as a check of metallurgical compatibility with the Escobal process plant design. Results from the flotation tests demonstrated that metal recovery from ore in each of the three of new areas is similar to previous flotation test results and alterations to the process design is not required.

Mineral Resource Estimate

The Mineral Resource Estimate for the Escobal Mine deposit contains 107.4 million ounces of silver classified as Measured resources, 326.5 million ounces of silver classified as Indicated resources and 9.3 million ounces of silver classified as Inferred resources, with significant amounts of gold, lead, and zinc reported in all resource categories. Table 1 is a summary of the Escobal mineral resources, using a cutoff grade of 130 g/t silver-equivalent.

Table 1: Summary of Escobal Mineral Resources
	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Measured	6.5	511	0.40	0.91	1.59	107.4	85	59	104
Indicated	32.5	313	0.32	0.68	1.12	326.5	333	221	364
Meas + Ind	39.0	346	0.33	0.72	1.20	433.9	418	281	467
Inferred	1.4	224	1.24	0.25	0.47	9.3	50	3	6

The dataset used for resource estimation is comprised of 842 drill holes totaling 231,326 metres. MDA modeled and estimated the Escobal deposit resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (“ID3”).

Silver-equivalent values for the resources were calculated using metal prices of $22.00 per ounce silver, $1,325 per ounce gold, $1.00 per pound lead, and $0.95 per pound zinc. The effective date of the mineral resource estimate is January 23, 2014.

Mineral Reserve Estimate

The Escobal Mine Proven and Probable reserves total 31.4 million tonnes at average grades of 347 g/t silver, 0.33 g/t gold, 0.74% lead and 1.21% zinc containing 350.5 million ounces of silver, 335,600 ounces of gold, 232,100 tonnes of lead and 381,600 tonnes of zinc. A summary of the Escobal mineral reserve estimate is provided in Table 2.

Table 2: Escobal Mineral Reserves
	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Proven Reserves	6.0	457	0.37	0.86	1.51	87.8	70.8	51.7	90.2
Probable Reserves	25.4	321	0.32	0.71	1.14	262.7	265.2	180.4	291.3
Total Proven & Probable Reserves	31.4	347	0.33	0.74	1.21	350.5	335.6	232.1	381.6

The Escobal mineral reserves were estimated by Matthew Blattman of Blattman Brothers Consulting LLC (Cypress, Texas USA). Blattman completed a mine design and schedule from the Measured and Indicated resources based on actual production mining and development methods and rates used at the Escobal Mine.

Cut-off grades to define the mineral reserves were calculated from the NSR value of the ore minus the production cost to account for variability in mining method and metallurgical response. NSR value was determined using metal prices of US$22.50 per ounce silver, US$1,300.00 per ounce gold, US$0.95 per pound lead and US$0.90 per pound zinc. By using a slightly optimistic value for silver, the continuity of the ore-grade mineralization along the edges of the mineral deposit improved which provided for more realistic stope design. Mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine, and engineering first-principles were used to derive operating costs and revenue.

Proven and Probable reserves include 31% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 20% and 9% of the dilution total, respectively. Paste backfill dilution accounts for about 2%. Resources within the mine plan classified as Inferred have been given metal grades of zero. Blattman acknowledges that lower dilution rates may be attainable when mining.

The effective date of the Escobal Mineral Reserve Estimate is July 1, 2014. The reserve model has been depleted to account for mineral resources extracted prior to this date. Mineral Reserves are inclusive of Mineral Resources.

Mining

The Escobal Mine is accessed via two primary declines (East Central and West Central ramps) which provide access to the Central Zone of the deposit. A third internal primary ramp is being driven into the East Zone from the East Central ramp. Access ramps are driven from the main ramp system to establish sublevel footwall laterals driven parallel to the vein on 25 metre vertical intervals. Primary and secondary development headings are mined 5 metres wide by 6 metres high with arched backs. The primary ramps are typically driven at a maximum inclination of -15%. Mining is currently being done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The stopes are accessed from the footwall laterals.

Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress.

Filtered tails from the process plant are combined with cement and water to make a structural fill for use as backfill underground. A paste backfill plant located on the surface produces backfill for delivery via piping into the mine for placement in the mined out stopes.

Underground development of the Escobal Mine commenced in May 2011, with construction of the East Central and West Central decline portals; after which ramp development began. Through June 2014, approximately 17,000 metres of mine development and 230 metres of vertical development (ventilation raises) had been completed. As of June 30, 2014, the mine produced 786,551 tonnes of ore grading 566 g/t silver, 0.46 g/t gold, 1.01% lead and 1.39% zinc.

The life of mine plan as of July 1, 2014 forecasts the Escobal Mine to produce a total of 31.4 million tonnes of ore at average grades of 347 g/t silver, 0.33 g/t gold, 0.74% lead and 1.21% zinc. The life of mine production by year is summarized in Table 3.

Expanding mine production to meet the 4,500 t/d mill throughput rate requires the purchase of additional underground equipment over the next two years to increase development and production capabilities, and the rebuilding of the paste backfill plant to provide for additional paste backfill capacity to meet production goals. The paste backfill plant is scheduled for commissioning in the first quarter of 2015.

Table 3: Escobal Mine Production – Life of Mine (Tonnes, Ounces and Pounds in 000s)

						Ag	Au	Pb	Zn
Year	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ounces	Ounces	lbs	lbs
2014 (H2)	658	542	0.38	0.74	1.27	11,466	8	10,744	18,442
2015	1,529	482	0.36	0.68	1.19	23,707	18	23,033	40,153
2016	1,624	441	0.31	0.65	1.13	23,007	16	23,377	40,622
2017	1,658	442	0.32	0.67	1.12	23,555	17	24,668	40,803
2018	1,642	442	0.32	0.67	1.13	23,337	17	24,399	40,780
2019	1,633	442	0.40	0.66	1.11	23,200	21	23,816	40,107
2020	1,633	442	0.61	0.82	1.39	23,202	32	29,553	50,063
2021	1,631	442	0.27	0.46	0.78	23,184	14	16,436	27,991
2022	1,619	398	0.34	0.61	1.01	20,706	18	21,894	36,181
2023	1,643	266	0.27	0.56	1.03	14,056	15	20,431	37,138
2024	1,650	278	0.34	0.63	1.04	14,719	18	22,995	37,728
2025	1,635	283	0.33	0.63	1.11	14,904	17	22,588	39,922
2026	1,647	332	0.41	0.75	1.31	17,596	22	27,259	47,583
2027	1,639	312	0.44	0.81	1.50	16,416	23	29,372	54,239
2028	1,642	272	0.37	0.86	1.47	14,378	20	31,056	53,368
2029	1,654	266	0.32	0.75	1.27	14,130	17	27,429	46,209
2030	1,638	243	0.28	0.87	1.41	12,817	15	31,291	50,823
2031	1,637	251	0.17	0.80	1.02	13,188	9	28,850	36,675
2032	1,660	246	0.17	1.07	1.27	13,118	9	39,233	46,472
2033	1,362	224	0.25	1.08	1.80	9,797	11	32,453	53,956
Total	31,433	347	0.33	0.74	1.21	350,484	336	510,876	839,255

Processing

Ore from the Escobal Mine is processed by differential flotation producing lead concentrates with high precious metal (silver+gold) grades and zinc concentrates with a lesser precious metal component. The original design basis for the processing facility is 3,500 t/d of ore or 1.28 million tonnes per year; though the installed crushing, grinding, flotation and concentrate processing components were sized for the contemplated increased throughput rate of 4,500 t/d discussed in this report. Expansion to 4,500 t/d requires additional tailing filtering capacity and modifications and/or upgrades to ancillary mill components. The additional tailings filtration unit is scheduled to be commissioned in the first quarter of 2015; plant modifications and upgrades are expected to be complete mid-2015.

Mill commissioning was initiated in the second half of 2013 with the first metal concentrates produced on September 30, 2013. Tahoe declared commercial production in January 2014 with the completion of mill commissioning and continued to ramp up the mill throughput rate through the first half of 2014. The Escobal ore processing facility is now operating at design levels and averaged 3,708 t/d in June 2014 with metal recoveries generally meeting or exceeding design expectations. Concentrate production through June 30, 2014 is summarized in Table 4.

Table 4: Mill Throughput and Concentrate Production through June 30, 2014

Mill Production	Mill Feed	Pb Concentrate	Zn Concentrate
Tonnes	743,996	14,804	14,053
Ag Grade g/t	581	23,959	1,257
Au Grade g/t	0.47	14.70	1.27
Pb Grade %	1.0	44.7	1.4
Zn Grade %	1.4	13.5	51.9
Ag Ounces	13,888,635	11,403,376	568,014
Au Ounces	11,243	6,999	573
Pb Tonnes	7,528	6,611	202
Zn Tonnes	10,385	1,991	7,292

Table 5 below compares payable metal recoveries predicted by the process design testwork and the actual payable metal recoveries at the Escobal Mine from the second quarter of 2014. Silver and lead recovery in the lead concentrate was 2.5% and 8% higher than indicated by the flotation testwork. Gold recovery to the lead concentrate was 9% lower than predicted by the testwork. Zinc recovery to the zinc concentrate was 9% less than predicted by the testwork.

Table 5: Payable Metal Recovery Comparison – Design Parameters vs. Q2 2014 Actuals

					Metal Recovery		Metal Recovery
	Head Grade		Total Recovery		Pb Concentrate		Zn Concentrate
Metal	Design	Actual	Design	Actual	Design	Actual	Design	Actual
Ag	415 g/t	657 g/t	86.7%	88.1%	82.5%	85.0%	4.2%	3.1%
Au	0.47 g/t	0.44 g/t	61.5%	66.0%	71.0%	61.6%	4.1%	4.3%
Pb	0.72%	1.22%	85.5%	90.6%	82.5%	90.6%	-	-
Zn	1.23%	1.65%	82.6%	73.5%	-	-	82.6%	73.5%

Grade-recovery curves for each metal and each concentrate were created from the current Escobal process recovery data to predict future metal recoveries in this Study. The average life of mine metal recoveries are summarized in Table 6.

Table 6: Life of Mine Payable Metal Recovery

		Lead	Zinc
Metal	Total	Concentrate	Concentrate
Ag	84.6	81.3	3.3
Au	60.9	58.3	2.5
Pb	91.4	89.8	-
Zn	87.9	-	75.7

*totals may not sum due to rounding

The Escobal mine is scheduled to produce a total of 495,000 tonnes of lead concentrate containing 285,265,000 ounces of silver, 196,000 ounces of gold and 459 million pounds of lead; and 551,000 tonnes of zinc concentrate containing 11,739,000 ounces of silver, 9,000 ounces of gold and 636 million pounds of zinc. Table 7 summarizes the life of mine process plant throughput schedule and metal production (metal recovered in concentrate).

Table 7: Escobal Process Plant Operations – Life of Mine (tonnes, ounces and pounds in 000s)

	Throughput					Metal Recovered in Concentrates
						Ag	Au	Pb	Zn
Year	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ounces	Ounces	lbs	lbs
2014 (H2)	684*	527	0.37	0.76	1.27	10,138	5	10,243	14,514
2015	1489	483	0.36	0.68	1.19	20,074	11	19,979	29,550
2016	1,643	442	0.31	0.65	1.14	20,133	10	20,978	30,953
2017	1,643	442	0.32	0.67	1.12	20,130	10	21,704	30,376
2018	1,643	442	0.32	0.67	1.13	20,131	10	21,682	30,644
2019	1,643	442	0.40	0.66	1.11	20,132	13	21,266	30,310
2020	1,643	442	0.60	0.82	1.38	20,133	21	26,770	38,330
2021	1,643	442	0.27	0.46	0.79	20,136	8	14,431	20,889
2022	1,643	399	0.34	0.61	1.01	17,987	11	19,486	27,247
2023	1,643	266	0.27	0.56	1.03	11,573	8	17,845	27,686
2024	1,643	278	0.34	0.63	1.04	12,113	11	20,221	28,034
2025	1,643	283	0.33	0.63	1.11	12,393	11	20,017	30,081
2026	1,643	332	0.41	0.75	1.31	14,745	14	24,406	36,135
2027	1,643	312	0.44	0.81	1.50	13,749	15	26,632	41,865
2028	1,643	272	0.37	0.86	1.47	11,870	12	28,253	41,074
2029	1,643	266	0.32	0.75	1.27	11,549	10	24,460	38,844
2030	1,643	244	0.28	0.87	1.41	10,518	9	28,534	39,033
2031	1,643	251	0.17	0.80	1.02	10,833	5	26,155	27,454
2032	1,643	246	0.17	1.07	1.27	10,661	5	35,924	34,922
2033	1,381	224	0.25	1.08	1.79	8,067	6	30,471	42,509
Total	31,476	347	0.33	0.74	1.21	297,004	204	459,459	636,449
*includes stockpiled ore as of July 1, 2014

Tailings

The Escobal Mine tailings facility is designed and operated as a dry-stack, in which dewatered tailings are spread, compacted and graded for erosion control and stability. Dry-stacking of tailings was selected and is implemented at the Escobal Mine as it is an effective way to create a safe facility that will, upon closure, become a long-term stable geomorphic form in the landscape. Approximately 50% of the tailings will be dry stacked, with the remainder of the tailings returned underground as paste fill.

Infrastructure

The project is approximately 2 kilometres from San Rafael Las Flores, a town of 3,500 people, and approximately 70 km by paved highway from Guatemala City. All year access to the area is good via paved highway from Guatemala City. Power is provided by on-site diesel generation capable of sustaining approximately 21.5 MW of power. Normal operating requirement for mining, process and surface operations is 7.5 to 8.5 MW. The estimated peak power load required for the operation is approximately 12 MW during startup of high-consumption equipment such as the ball mill. Tahoe is actively investigating alternative lower-cost sources of power. All process and domestic water for the operation is supplied from mine dewatering and dedicated domestic water wells, respectively. Hydrological studies indicate sufficient water will be available to supply process and potable water requirements for the life of mine.

Transportation and Logistics

The major process and mining equipment was procured overseas and shipped to Guatemala. Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is by paved highway.

Filtered concentrate is packaged in one- to two-tonne super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highways to port for shipment to international smelter customers.

Reclamation

The entire facility was designed with closure in mind to the greatest extent practicable. The facilities are designed and operated to minimize the footprints and areas of disturbance and utilized the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading. The disturbance footprint of the Escobal Mine site is approximately 100 hectares. Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the top surface will occur at final closure at the end of mine life. The front slope of the tailing dry stack is reclaimed concurrently as new lifts are added.

Operating Cost Estimate

The operating costs for the Escobal Mine as reported in the Study were calculated for each year during the life of mine using the annual production tonnages and the actual mining, milling, and site General and Administration (“G&A”) costs from the mine’s initial year of production as the basis. Table 8 summarizes the Escobal Mine average life of mine operating costs.

Table 8: Total Operating Cost
Operating Cost	$/ore tonne
Mine	$37.23
Process Plant	$22.83
General Administration	$15.06
Production Cost	$75.13
Smelting/Refining Treatment	$26.64
Total Operating Cost	$101.77

*Figures may not sum due to rounding

Capital Cost Estimate

Estimated capital expenditures for the Escobal Mine are summarized in Table 9 and Table 10 for the mine and plant, respectively. Expansion capital accounts for approximately 30% of the total capital expenditures in the second half of 2014 and in 2015 and about 20% of the total capital expenditures in 2016.

Table 9: Mine Expansion Capital Expenditures

Area	Cost Estimate
Underground Equipment	$9,954,500
Paste Plant Expansion	$6,900,000
Expended to Date*	($4,075,500)
Total	$12,779,000

*expended prior to July 1, 2014

Table 10: Plant Expansion Capital Expenditures

Area	Cost Estimate
Primary Crushing	$649,900
Secondary/Tertiary Crushing	$137,000
Grinding	$473,300
Flotation	$2,108,800
Concentrate Thickener	$178,600
Tailings Filtration	$9,205,200
Expended to Date*	($1,693,300)
Tailings Dry Stack	$475,000
Total	$11,534,500

*expended prior to July 1, 2014

Life of mine sustaining capital totals approximately $301.2 million expended over 19.5 years. About 50% of the sustaining capital is for primary underground development; the remaining 50% is divided between mine infrastructure and utilities, underground mobile equipment purchases and rebuilds, surface equipment, annual ball mill liner replacement, and miscellaneous site G&A. Total life of mine capital, including expansion capital, totals $325.5 million.

The total capital carried in the financial model for the Escobal Mine is shown in Table 11.

Table 11: Life of Mine Expansion and Sustaining Capital Summary

Year	Cost Estimate (000s)
2014 Expansion*	$ 5,549
Sustaining*	$ 14,442
2015 Expansion	$ 14,220
Sustaining	$ 30,757
2016 Expansion	$ 4,545
Sustaining	$ 17,831
2017 Sustaining	$ 19,117
2018 Sustaining	$ 20,194
2019 Sustaining	$ 23,258
2020 Sustaining	$ 12,360
2021 Sustaining	$ 12,151
2022 Sustaining	$ 17,054
2023 Sustaining	$ 18,301
2024 Sustaining	$ 25,480
2025 Sustaining	$ 15,476
2026 Sustaining	$ 15,640
2027 Sustaining	$ 12,851
2028 Sustaining	$ 11,334
2029 Sustaining	$ 13,828
2030 Sustaining	$ 9,419
2031 Sustaining	$ 5,205
2032 Sustaining	$ 3,666
2033 Sustaining	$ 2,814
Total	$ 325,493

*July–December 2014

Expansion and sustaining capital is expected to be financed from cash flow from the Escobal Mine production. Acquisition cost or expenditures prior to the July 2014 have been treated as “sunk” cost and are not included in the above summaries.

Financial Analysis

The Escobal Mine economic analysis from the Study indicates the mine has an NPV5% of $1.52 billion using the base case metal prices of $18.00/oz silver, $1,300.00/oz gold, $0.95/lb lead and $0.90/lb zinc. The financial analysis does not present an internal rate of return (“IRR”), as it is a less meaningful metric for this study of the Escobal Mine. In this study, all capital costs prior to July 1, 2014, are considered to be sunken. The calculated return on investment is magnified by the significant mine cash flows offset by the exclusion of the initial capital investment in the calculation and would exaggerate any IRR calculated. Net Present Value provides a more accurate and meaningful economic assessment of the mine.

Sensitivity analyses were done using changes to all metal prices, silver prices only (no change to base case gold, lead and zinc prices), operating costs, capital costs and metallurgical recovery; the results of which are summarized in Table 12.

Table 12: Sensitivity Analysis – NPV after Taxes

Change in Metal Prices	NPV @ 0%	NPV @ 5%	NPV @ 10%
Base Case	$2,012,550	$1,515,689	$1,214,041
20%	$3,100,197	$2,288,349	$1,805,971
10%	$2,556,373	$1,902,019	$1,510,006
0%	$2,012,550	$1,515,689	$1,214,041
-10%	$1,526,811	$1,160,056	$935,374
-20%	$1,029,418	$800,057	$654,775
Change in Silver Prices	NPV @ 0%	NPV @ 5%	NPV @ 10%
Base Case	$2,012,550	$1,515,689	$1,214,041
$25.00	$3,740,225	$2,761,565	$2,179,556
$22.00	$2,999,793	$2,227,618	$1,765,764
$20.00	$2,506,171	$1,871,653	$1,489,902
$18.00	$2,012,550	$1,515,689	$1,214,041
$15.00	$1,329,003	$1,012,566	$818,096
Change in Operating Cost	NPV @ 0%	NPV @ 5%	NPV @ 10%
Base Case	$2,012,550	$1,515,689	$1,214,041
20%	$1,605,357	$1,228,547	$995,688
10%	$1,776,080	$1,354,731	$1,095,059
0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,249,020	$1,676,647	$1,333,023
-20%	$2,485,489	$1,837,605	$1,452,005
Change in Initial Capital	NPV @ 0%	NPV @ 5%	NPV @ 10%
Base Case	$2,012,550	$1,515,689	$1,214,041
20%	$2,007,687	$1,510,869	$1,209,261
10%	$2,010,119	$1,513,279	$1,211,651
0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,014,981	$1,518,099	$1,216,431
-20%	$2,017,413	$1,520,508	$1,218,821
Change in Recovery	NPV @ 0%	NPV @ 5%	NPV @ 10%
Base Case	$2,012,550	$1,515,689	$1,214,041
2.0%	$2,106,005	$1,582,562	$1,265,556
1.0%	$2,059,277	$1,549,125	$1,239,799
0.0%	$2,012,550	$1,515,689	$1,214,041
-1.0%	$1,965,823	$1,482,253	$1,188,284
-2.0%	$1,919,095	$1,448,816	$1,162,526

Description of Share Capital

As at the date hereof, there are 147,672,108 Tahoe Shares issued and outstanding. In addition, 1,763,889 Tahoe Shares are reserved for issuance upon the exercise of outstanding Tahoe Options and deferred share awards held by directors, officers, employees and consultants of Tahoe.

Tahoe is authorized to issue an unlimited number of Tahoe Shares. The holders of the Tahoe Shares are entitled to receive notice of and attend any meeting of Tahoe’s shareholders and are entitled to one vote for each Tahoe Share held (except at meetings where only the holders of another class of shares are entitled to vote). The holders of the Tahoe Shares are entitled to receive dividends, if, as and when declared by Tahoe’s Board of Directors and, upon liquidation, are entitled to participate equally in such assets of Tahoe as are distributed to Tahoe’s shareholders.

As part of the Arrangement, and assuming that the number of Rio Alto Shares outstanding does not change, it is expected that an aggregate of 75,855,895 Tahoe Shares will be issued as consideration for 334,166,939 Rio Alto Shares. In addition, if the currently outstanding 8,860,112 Rio Alto Warrants are exercised, an additional 2,011,245 Tahoe Shares will be issued. If the currently outstanding 8,095,500 Rio Alto Options and 9,063,389 SGC Options are exercised, an additional number of Tahoe Shares will be issued, equal to 3,895,067 Tahoe Shares plus the number of Tahoe Shares which represents the economic equivalent of $0.001 multiplied by 8,095,500 for the Rio Alto Options and $0.001 multiplied by 9,063,389 for the SGC Options.

Tahoe has applied to list the Tahoe Shares issuable pursuant to the Arrangement on the TSX and will apply to list the Tahoe Shares issuable pursuant to the Arrangement on the NYSE, including the Tahoe Shares issuable on exercise of the Rio Alto Options, the SGC Options and the Rio Alto Warrants. Listing will be subject to Tahoe fulfilling all of the listing requirements of the TSX and NYSE.

Trading Price and Volume

The Tahoe Shares are listed and posted for trading on the TSX under the stock market symbol “THO”. The following table sets forth the price range (high and low) of the Tahoe Shares and volume traded on the TSX for the periods indicated.

Month	High ($)	Low ($)	Volume
2014
February	26.23	19.15	5,510,431
March	27.16	22.64	5,678,913
April	25.00	22.39	2,950,030
May	25.66	22.20	3,481,797
June	28.14	22.36	3,775,330
July	29.82	27.17	4,758,081
August	30.15	27.26	3,618,869
September	27.54	22.47	3,998,714
October	24.43	19.00	6,746,301
November	20.58	17.68	6,119,452
December	17.81	13.19	11,114,169
2015
January	19.45	15.93	5,875,569
February 1 – February 26	18.42	15.73	13,301,098

The Tahoe Shares have been listed and posted for trading on the NYSE since May 8, 2012 under the stock market symbol “TAHO”. The following table sets forth the price range (high and low) of the Tahoe Shares and volume traded on the NYSE for the periods indicated.

Month	High (US$)	Low (US$)	Volume
2014
February	23.68	17.27	2,437,600
March	24.48	20.46	3,174,800
April	22.75	20.33	2,230,200
May	23.63	20.46	1,651,700
June	26.23	20.48	2,966,200
July	27.48	25.45	4,036,500
August	27.55	25.00	2,500,300
September	25.21	20.05	2,159,400
October	21.73	16.85	3,801,900
November	17.97	15.61	4,508,300
December	15.25	11.33	4,880,100
2015
January	16.13	13.06	4,103,600
February 1 – February 26	18.42	15.56	13,300,100

Prior Sales

Common Shares

The following table summarizes details of the Common Shares issued by Tahoe during the 12 month period prior to the date of this circular.

Month of Issuance	Security	Price per Security	Number of Securities
February 7, 2014	Common Shares (1)	$17.56	20,000
February 11, 2014	Common Shares (1)	$6.40	15,000
February 11, 2014	Common Shares (1)	$16.34	12,000
February 18, 2014	Common Shares (1)	$18.14	4,000
February 20, 2014	Common Shares (1)	$6.40	54,000
February 20, 2014	Common Shares (1)	$6.40	15,000
February 20, 2014	Common Shares (1)	$6.40	15,000
February 21, 2014	Common Shares (1)	$6.40	35,000
February 21, 2014	Common Shares (1)	$6.40	16,475
February 21, 2014	Common Shares (1)	$6.40	11,000
February 21, 2014	Common Shares (1)	$21.68	4,000
February 24, 2014	Common Shares (1)	$6.40	45,300
February 25, 2014	Common Shares (1)	$6.40	39,700
February 25, 2014	Common Shares (1)	$6.40	7,400
February 26, 2014	Common Shares (1)	$6.40	30,800
February 27, 2014	Common Shares (1)	$6.40	16,700
February 27, 2014	Common Shares (1)	$11.15	15,000
February 28, 2014	Common Shares (1)	$6.40	17,232
February 28, 2014	Common Shares (1)	$21.68	4,000
March 3, 2014	Common Shares (2)	$17.56	3,000
March 3, 2014	Common Shares (2)	$17.56	3,000
March 3, 2014	Common Shares (2)	$17.56	3,000
March 3, 2014	Common Shares (2)	$17.56	5,000
March 3, 2014	Common Shares (2)	$17.56	5,000
March 3, 2014	Common Shares (2)	$17.56	5,000
March 3, 2014	Common Shares (2)	$17.56	15,000
March 5, 2014	Common Shares (1)	$6.40	20,000
March 6, 2014	Common Shares (1)	$6.40	19,479
March 6, 2014	Common Shares (1)	$17.56	6,000
March 7, 2014	Common Shares (1)	$17.56	10,000
March 7, 2014	Common Shares (1)	$16.34	4,000

Month of Issuance	Security	Price per Security	Number of Securities
March 7, 2014	Common Shares (1)	$16.34	4,000
March 7, 2014	Common Shares (2)	$16.34	5,000
March 8, 2014	Common Shares (2)	$21.68	4,000
March 8, 2014	Common Shares (2)	$21.68	4,000
March 8, 2014	Common Shares (2)	$21.68	4,000
March 8, 2014	Common Shares (2)	$21.68	4,000
March 8, 2014	Common Shares (2)	$21.68	4,000
March 8, 2014	Common Shares (2)	$21.68	5,000
March 8, 2014	Common Shares (2)	$21.68	10,000
March 8, 2014	Common Shares (2)	$21.68	26,667
March 14, 2014	Common Shares (1)	$6.40	60,000
March 14, 2014	Common Shares (1)	$21.68	4,000
March 14, 2014	Common Shares (1)	$16.34	4,000
March 19, 2014	Common Shares (1)	$21.68	4,000
March 19, 2014	Common Shares (1)	$16.34	3,207
March 19, 2014	Common Shares (1)	$16.34	793
March 20, 2014	Common Shares (1)	$6.40	20,000
March 21, 2014	Common Shares (1)	$6.40	5,000
March 25, 2014	Common Shares (1)	$6.40	33,761
April 1, 2014	Common Shares (1)	$11.15	30,000
April 1, 2014	Common Shares (1)	$6.40	14,500
April 1, 2014	Common Shares (1)	$11.15	4,469
April 3, 2014	Common Shares (1)	$11.15	12,171
April 8, 2014	Common Shares (1)	$6.40	35,000
April 9, 2014	Common Shares (1)	$6.40	25,000
April 9, 2014	Common Shares (1)	$6.40	5,000
April 9, 2014	Common Shares (1)	$6.40	600
April 11, 2014	Common Shares (1)	$6.40	20,000
April 11, 2014	Common Shares (1)	$17.56	14,794
April 11, 2014	Common Shares (1)	$6.40	421
April 14, 2014	Common Shares (1)	$17.56	9,206
April 14, 2014	Common Shares (1)	$16.34	3,207
April 14, 2014	Common Shares (1)	$16.34	793
April 28, 2014	Common Shares (1)	$17.56	2,000
May 2, 2014	Common Shares (1)	$19.74	5,600
May 5, 2014	Common Shares (1)	$17.56	5,400
May 6, 2014	Common Shares (1)	$17.56	100
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 8, 2014	Common Shares (3)	$24.03	5,000
May 12, 2014	Common Shares (1)	$17.56	6,500
May 12, 2014	Common Shares (1)	$17.08	3,000
May 14, 2014	Common Shares (1)	$6.40	120,000
May 27, 2014	Common Shares (1)	$17.56	12,000
June 11, 2014	Common Shares (1)	$6.40	10,000
June 12, 2014	Common Shares (1)	$6.40	25,000
June 13, 2014	Common Shares (1)	$6.40	16,660
June 13, 2014	Common Shares (1)	$6.40	14,115
June 17, 2014	Common Shares (1)	$6.40	4,579
June 18, 2014	Common Shares (1)	$6.40	10,000
June 18, 2014	Common Shares (1)	$19.74	7,000
June 20, 2014	Common Shares (1)	$6.40	24,000
June 20, 2014	Common Shares (1)	$6.40	10,000
June 20, 2014	Common Shares (1)	$17.04	8,000
June 25, 2014	Common Shares (1)	$6.40	60,000
June 25, 2014	Common Shares (1)	$6.40	10,000
June 26, 2014	Common Shares (1)	$6.40	14,000

Month of Issuance	Security	Price per Security	Number of Securities
June 26, 2014	Common Shares (1)	$17.56	4,000
July 1, 2014	Common Shares (1)	$16.34	4,000
July 2, 2014	Common Shares (1)	$6.40	37,074
July 2, 2014	Common Shares (1)	$11.15	3,500
July 3, 2014	Common Shares (1)	$11.15	5,500
July 4, 2014	Common Shares (1)	$19.74	21,000
July 4, 2014	Common Shares (1)	$6.40	115
July 7, 2014	Common Shares (1)	$19.74	6,579
July 7, 2014	Common Shares (1)	$19.74	1,821
July 29, 2014	Common Shares (1)	$6.40	5,000
August 5, 2014	Common Shares (1)	$16.34	4,000
August 20, 2014	Common Shares (1)	$6.40	29,011
August 21, 2014	Common Shares (1)	$6.40	36,600
November 12, 2014	Common Shares (2)	$19.91	3,000
November 17, 2014	Common Shares (1)	$6.40	50,000
December 1, 2014	Common Shares (1)	$6.40	5,723
February 11, 2015	Common Shares (1)	$6.40	16,437
			1,492,989
Notes:
(1)	Issued upon exercise of previously issued stock options.
(2)	Issued upon vesting of previously issued deferred share awards.
(3)	Issued upon vesting of previously issued restricted share awards.

Stock Options

The following table summarizes details of the stock options issued by Tahoe during the 12 month period prior to the date of this circular.

Month of Issuance	Security	Price per Security(1)	Number of Securities
April 1, 2014	Stock Options	$23.37	12,000
April 1, 2014	Stock Options	$23.37	13,974
April 1, 2014	Stock Options	$23.37	16,026
June 1, 2014	Stock Options	$22.49	12,000
June 2, 2014	Stock Options	$22.49	12,000
June 8, 2014	Stock Options	$23.18	12,000
August 12, 2014	Stock Options	$29.67	11,043
August 12, 2014	Stock Options	$29.67	957
October 20, 2014	Stock Options	$24.19	15,000
			105,000

Note:
(1)	Represents the exercise price of the stock options issued.

Deferred Share Awards

The following table summarizes details of the deferred share awards issued by Tahoe during the 12 month period prior to the date of this circular.

Month of Issuance	Security	Price per Security(1)	Number of Securities
April 1, 2014	Deferred Share Awards	$23.67	3,000
April 1, 2014	Deferred Share Awards	$23.67	3,000
April 1, 2014	Deferred Share Awards	$23.67	21,000
April 1, 2014	Deferred Share Awards	$23.67	30,000
April 1, 2014	Deferred Share Awards	$23.67	3,000
April 1, 2014	Deferred Share Awards	$23.67	15,000
April 1, 2014	Deferred Share Awards	$23.67	6,000
April 1, 2014	Deferred Share Awards	$23.67	21,000
April 1, 2014	Deferred Share Awards	$23.67	21,000
April 1, 2014	Deferred Share Awards	$23.67	45,000
April 1, 2014	Deferred Share Awards	$23.67	6,000

Month of Issuance	Security	Price per Security(1)	Number of Securities
April 1, 2014	Deferred Share Awards	$23.67	15,000
April 1, 2014	Deferred Share Awards	$23.67	21,000
August 12, 2014	Deferred Share Awards	$23.67	3,000
			213,000
Note:
(1)	Represents the deemed share price of the deferred share awards granted, although no money has been, or will be, paid to Tahoe in connection with the issuance of the Common Shares under such awards.

Dividends and Distributions

On November 11, 2014, the Tahoe Board announced the initiation of a monthly dividend of $0.02 per share on the Tahoe Shares. Thereafter, a monthly dividend was approved by the Tahoe Board and paid in each of December 2014, January 2015 and February 2015. Tahoe plans to continue this monthly dividend subject to the discretion of the Tahoe Board.

Consolidated Capitalization

There has been no material change in Tahoe’s share and loan capital structure on a consolidated basis since September 30, 2014. Readers should refer to Tahoe’s unaudited condensed interim consolidated financial statements as at and for three and nine months ended September 30, 2014 and the audited consolidated financial statements as at and for the financial year ended December 31, 2013, including the notes thereto, and the related management’s discussion and analysis incorporated by reference herein as well as the pro forma financial statements of the Combined Company attached as Schedule “D” to this Supplement.

There are currently 147,672,108 Tahoe Shares and 334,166,939 Rio Alto Shares outstanding. On completion of the Arrangement, and assuming that the number of Rio Alto Shares outstanding does not change, an aggregate of 75,855,895 Tahoe Shares will be issued as consideration for such Rio Alto Shares and the total number of Tahoe Shares outstanding will be 223,528,003 on an undiluted basis. If the currently outstanding 8,860,112 Rio Alto Warrants are exercised, an additional 2,011,245 Tahoe Shares will be issued. If the currently outstanding 8,095,500 Rio Alto Options and 9,063,389 SGC Options are exercised an additional number of shares will be issued, equal to 3,895,067 plus the number of Tahoe Shares which represents the economic equivalent of $0.001 multiplied by 8,095,500 for the Rio Alto Options and $0.001 multiplied by 9,063,389 for the SGC Options.

Interests of Experts

The Qualified Person and Principal author for the Tahoe Technical Report is Conrad Huss, P.E., of M3 Engineering & Technology Corporation (“M3”). The Qualified Person for such report responsible for the review of the civil and environmental controls for the Escobal Mine was Daniel Roth, P.E., of M3. The Qualified Person for such report responsible for the review of the metallurgical testing and flow sheets for the Escobal Mine was Thomas L. Drielick, P.E., of M3. The Qualified Person for such report responsible for the review of the geology, exploration, drilling, sampling method, sample preparation and analysis, date verification, and resource estimate for the Escobal Mine is Paul Tietz, CPG, of Mine Development Associates, an independent mining consulting firm. The Qualified Person for such report responsible for mineral reserve estimates, mining studies and mine operating and capital cost estimates for the Escobal Mine is Matthew Blattman, PE, of Blattman Brothers Consulting LLC. The Qualified Person responsible for dry stack tailings design for the Escobal Mine is Jack Caldwell PE, of Robertson Geoconsultants Inc.

The Qualified Person for such report responsible for the review of the project history, geologic setting and deposit characterization is Richard K. Zimmerman, SME RM, of M3. All M3 personnel who worked on the report were supervised by Conrad Huss, P.E. of M3.

Tahoe believes that at the date hereof, each of the authors of the Escobal Technical Report and the employees and partners, as applicable, of M3, Mine Development Associates, Blattman Brothers Consulting LLC and Robertson Geoconsultants Inc., beneficially own, directly or indirectly, less than 1% of the outstanding securities of Tahoe.

The independent registered public accounting firm of Tahoe is Deloitte LLP. Deloitte has been the auditors of Tahoe since August 27, 2012. Deloitte LLP is independent with respect to Tahoe within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain legal matters relating to the Arrangement and to the Tahoe Shares to be distributed pursuant to the Arrangement will be passed on by Cassels Brock and Blackwell LLP on behalf of Tahoe. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Tahoe Shares.

Material Contracts

The Arrangement Agreement is a material contract of Tahoe and was entered into on or before the date of this Supplement and is still in effect as of the date hereof.

The Arrangement Agreement is available for review on SEDAR at www.sedar.com and on the website maintained by the SEC at www.sec.gov. Alternatively, it may be inspected during normal business hours at Tahoe’s office in Reno, Nevada.

INFORMATION CONCERNING THE COMBINED COMPANY
POST-ARRANGEMENT

On completion of the Arrangement, Rio Alto will be a wholly-owned subsidiary of Tahoe and Tahoe (hereinafter referred to as the “Combined Company”) will continue the operations of Tahoe and Rio Alto on a combined basis. Tahoe will continue to be governed by the laws of British Columbia.

The Combined Company’s head office will continue to be located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511. Its registered and records office will continue to be located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Organizational Chart

The following chart illustrates Tahoe’s principal subsidiaries after completion of the Arrangement:

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of Tahoe, no person or company will beneficially own, or control or direct, directly or indirectly, Tahoe Shares carrying more than 10% of the voting rights attached to all outstanding Tahoe Shares after completion of the Arrangement, except as shown in the table below.

	Number of Tahoe Common Shares	Percent of Outstanding
Name	Owned, Controlled or Directed after	Tahoe Shares after giving
	giving effect to the Arrangement	effect to the Arrangement(1)
Goldcorp Inc.	58,051,692	25.97%

Note:
(1)	Assumes 223,528,003 Tahoe Shares issued and outstanding.

As long as Goldcorp and its affiliates hold at least 20% of the issued Shares, Goldcorp and its affiliates have a right to maintain their percentage interest in the issued Tahoe Shares by participating in the issuance of additional Tahoe Shares for cash or cash equivalents. If Tahoe Shares are issued on a non-cash transaction, Goldcorp may maintain its percentage interest in the issued Tahoe Shares through the next issue of Shares for cash or cash equivalents to be undertaken by Tahoe. As such, in connection with the Arrangement, Goldcorp is entitled to maintain its percentage interest in the issued Tahoe Shares through the next issuance of additional Tahoe Shares for cash or cash equivalents following the Arrangement, on terms no less favourable to Goldcorp than the terms offered to other potential purchasers under such equity financing, as shall allow Goldcorp and its affiliates collectively to maintain its percentage held by Goldcorp immediately prior to the closing of the Arrangement.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Tahoe as at September 30, 2014 and as at September 30, 2014 after giving effect to the Arrangement. The table should be read in conjunction with Tahoe’s consolidated financial statements for the interim period ended September 30, 2014 (including the notes thereto).

		As at September 30, 2014 after
	September 30, 2014	giving effect to the Arrangement
	(Unaudited)	(Unaudited)(1)
Tahoe Shares (authorized: unlimited)	147,585,948	223,441,843
Tahoe Options	1,596,382	1,596,382
Deferred Share Awards	264,667	264,667
Replacement Options	Nil	3,895,067	(2)
Rio Alto Warrants	Nil	2,011,245
Total Capitalization	149,446,997	231,209,204
Short-Term Debt	US$49,681,000	US$84,922,000	(3)(4)

Notes:
(1)	All information regarding Tahoe is provided as at September 30, 2014 and all information regarding Rio Alto is provided as at the date hereof; 334,166,939 Rio Alto Shares, 8,095,500 Rio Alto Options, 9,063,389 SGC Options and 8,860,112 Rio Alto Warrants.

(2)	Does not include the number of Tahoe Shares to be issued reflecting the economic Tahoe Share equivalent of $0.001 per Rio Alto Option or the economic Tahoe Share equivalent of $0.001 per SGC Option.

(3)	The short term debt is comprised of two facilities (US$49,681,000 and US$35,241,000) which are due for repayment on June 3, 2015 and June 16, 2015, respectively.

(4)	On January 19, 2015, Rio Alto completed the sale-leaseback of the Yamobamba substation for proceeds of US$20 million with a corresponding increase of US$20 million in Rio Alto’s debt in the form of a capital lease, which has not been included in the debt above.

There are currently 147,672,108 Tahoe Shares and 334,166,939 Rio Alto Shares outstanding. On completion of the Arrangement, and assuming that the number of Rio Alto Shares outstanding does not change, an aggregate of 75,855,895 Tahoe Shares will be issued as consideration for 334,166,939 Rio Alto Shares and the total number of Tahoe Shares outstanding will be 223,528,003 on an undiluted basis. If the currently outstanding 8,860,112 Rio Alto Warrants are exercised, an additional 2,011,245 Tahoe Shares will be issued. If the currently outstanding 8,095,500 Rio Alto Options and 9,063,389 SGC Options are exercised, an additional number of Tahoe Shares will be issued, equal to 3,895,067 Tahoe Shares plus the number of Tahoe Shares which represents the economic equivalent of $0.001 multiplied by 8,095,500 for the Rio Alto Options and $0.001 multiplied by 9,063,389 for the SGC Options.

Description of Material Mineral Properties

Following the completion of the Arrangement, the three principal properties of the Combined Company will be the Escobal Mine, located in Guatemala, and the La Arena Project and the Shahuindo Project, each located in Peru. The following are brief descriptions of each of the above mineral properties. Further information regarding such properties can be found in the Tahoe AIF, the Tahoe Interim MD&A, the Rio Alto AIF, the La Arena 2015 Technical Report and the Shahuindo Technical Report, respectively, each of which is incorporated by reference herein. See “Information Concerning Tahoe – Documents Incorporated by Reference”, “Information Concerning Rio Alto – Documents Incorporated by Reference” and “Information Concerning Rio Alto - The La Arena Project” in this Supplement.

Escobal Mine

The Escobal Mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and two kilometres east of the town of San Rafael las Flores in the Department of Santa Rosa. San Rafael Las Flores has a population of over 3,000 people and is 70 kilometres from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. Through its wholly-owned subsidiary, Mineral San Rafael S.A., Tahoe holds mineral rights to 150.7 square kilometres through exploration and exploitation concessions. This includes the Escobal exploitation concession which covers the Escobal deposit and mine operation facilities. Tahoe has also purchased approximately 281 hectares of surface rights which are sufficient for the area required for mining, processing plant and ancillary facilities, surface operations and tailings and waste rock disposal. The Escobal Mine commenced production in the fourth quarter of 2013 and reached commercial production in January 2014. See “Summary of Mineral Resource and Mineral Reserve Estimates” below.

La Arena Project

The La Arena Project is a copper and gold mining project located in northern Peru, 480 kilometres north-northwest of Lima, Peru, and approximately 18 kilometres from Huamachuco, a town of approximately 75,000 people. It is situated on the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The La Arena Project consists of the La Arena Gold Oxide Mine and La Arena Phase II (the sulphide deposit). The La Arena Project can be accessed via a 160 kilometres national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Alto Chicama project (owned by Barrick Gold Corporation). The La Arena Project includes 15 mining concessions totaling approximately 24,616 hectares, including the Accumulation La Arena mining concession, which is a consolidation of 35 extinguished mining concessions, and 14 other mining concessions. La Arena S.A. also owns nine other mining concessions, for a total of 24 mining concessions covering a combined area of approximately 44,267 hectares. Rio Alto first produced on the La Arena Project in May 2011 and for the twelve months ended December 31, 2014 produced 222,255 ounces of gold compared to guidance of 200,000 to 220,000 ounces for the year. See “Summary of Mineral Resource and Mineral Reserve Estimates” below.

Shahuindo Project

The Shahuindo Project is a low-cost heap leach gold and silver project located 30 kilometres away from the La Arena Project. Currently in its permitting phase, it has recently received environmental permit approval from the Peruvian government. A feasibility study prepared in September 2012 (based on $1,415 gold and $27 silver) on the foundation phase of the project estimated an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552 per ounce. This initial mine scenario projects a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. See “Summary of Mineral Resource and Mineral Reserve Estimates” below.

Summary of Mineral Resource and Mineral Reserve Estimates

In this Supplement, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the CIM Standards.

Reserve/Mineral Reserve Estimates

Escobal Mine

The following table sets forth the summary of mineral reserves and mineral resources for the Escobal Mine. For a more detailed discussion, please refer to the Tahoe Technical Report. For a list of key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves disclosed below, please refer to the summary of the Tahoe Technical Report contained under the heading “Information Concerning Tahoe -Escobal Mine, Guatemala”. Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

	Escobal Mine – Escobal Mineral Reserves (as at July 1, 2014) (1)(2)(3)(4)(5)
	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Proven Reserves	6.0	457	0.37	0.86	1.51	87.8	70.8	51.7	90.2
Probable Reserves	25.4	321	0.32	0.71	1.14	262.7	265.2	180.4	291.3
Total Proven & Probable Reserves	31.4	347	0.33	0.74	1.21	350.5	335.6	232.1	381.6

Escobal Mine – Summary of Escobal Mineral Resources (as at January 23, 2014)(1)(2)(3)(4)
	(130g AgEq/t cut-off grade)
	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Measured	6.5	511	0.40	0.91	1.59	107.4	85	59	104
Indicated	32.5	313	0.32	0.68	1.12	326.5	333	221	364
Measured & Indicated	39.0	346	0.33	0.72	1.20	433.9	418	281	467
Inferred	1.4	224	1.24	0.25	0.47	9.3	50	3	6

La Arena Project

The following table sets forth the summary of mineral reserves and mineral resources for the La Arena Project. For a more detailed discussion, please refer to the La Arena 2015 Technical Report. For a list of key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves disclosed below, please refer to the La Arena 2015 Technical Report. The La Arena 2015 Technical Report also identifies a number of known legal, political, environmental and other risks that could materially affect the potential development of the mineral resources and should be read in its entirety. Readers are cautioned that mineral resources that are no mineral reserves do not have demonstrated economic viability.

La Arena Gold Oxide Mine

	La Arena – Gold Oxide Mineral Reserve (in Situ as at January 1, 2015)
	(Within Pit Design, cut-off grade 0.1 g/t Au)

		Dry Tonnes	Au	Cu	Ag	Au
Classification	Material Type	(‘000,000 t)	(g/t)	(%)	(g/t)	(‘000 oz)
Proven	Sediments	1.2	0.22	0.07	0.32	8.6
	Colluvium	8.7	0.28	0.15	0.33	77.7
	LG stockpile	0.3	0.24	0.14	0.33	2.3
	Total	10.2	0.27	0.14	0.33	88.6
Probable	Sediments	80.9	0.42	0.01	0.42	1,085.2
	Intrusive	12.3	0.27	0.06	0.84	105.7
	Total	93.1	0.40	0.02	0.48	1,190.9
Proven and Probable	Sediments	82.1	0.41	0.01	0.42	1,093.8
	Intrusive	21.0	0.27	0.10	0.63	183.4
	LG stockpile	0.3	0.24	0.14	0.33	2.3
	Total	103.3	0.39	0.03	0.47	1,279.5

La Arena – Gold Oxide Mineral Resource (in Situ as at January 1, 2015)
(Within Optimized Pit Shell @ 1,400 $/oz, cut-off grade 0.07 g/t Au)

		Tonnes	Au	Cu	Ag	Mo	Au
Classification	Material Type	(‘000,000 t)	(g/t)	(%)	(g/t)	(ppm)	(‘000 oz)
Measured	Sediments	1.1	0.23	0.07	0.3	32.6	8
	Intrusive	9.4	0.28	0.15	0.4	61.6	86
	Colluvium	-	-	-	-	-	-
	Total	10.5	0.28	0.15	0.3	58.5	94
Indicated	Sediments	100.8	0.38	0.01	0.5	4.1	1,234

La Arena – Gold Oxide Mineral Resource (in Situ as at January 1, 2015)
(Within Optimized Pit Shell @ 1,400 $/oz, cut-off grade 0.07 g/t Au)

		Tonnes	Au	Cu	Ag	Mo	Au
Classification	Material Type	(‘000,000 t)	(g/t)	(%)	(g/t)	(ppm)	(‘000 oz)
	Intrusive	19.7	0.22	0.06	0.7	9.7	137
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	123.1	0.35	0.02	0.5	5	1,399
Measured &	Sediments	102.0	0.38	0.01	0.5	4.5	1,243
Indicated	Intrusive	29.1	0.24	0.09	0.6	26.5	223
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	133.6	0.35	0.03	0.5	9.2	1,494
Inferred	Sediments	2.2	0.34	0.01	0.4	2.9	24
	Intrusive	0.3	0.14	0.01	0.1	2.1	1
	Colluvium	-	-	-	-	-	-
	Total	2.5	0.31	0.01	0.4	2.8	25

La Arena – Copper/Gold Sulphide Mineral Reserve (in Situ as at January 1, 2015)
(Within Optimized Pit Shell (1,200 $/oz Au, 3.0 $/lb Cu), Cut-Off Grade 0.18% Cu)

	Tonnes	Au	Cu	Au	Cu
Classification	(‘000,000 t)	(g/t)	(%)	(‘000 oz)	(‘000 lbs)
Proven	-	-	-	-	-
Probable	63.1	0.31	0.43	633.2	579,407
Proven and Probable	63.1	0.31	0.43	633.2	579,407

La Arena – Copper/Gold Sulphide Mineral Resource (in Situ as at January 1, 2015)
(Within Optimized Pit Shell (1,400 $/oz Au, 3.5 $/lb Cu), Cut-Off Grade 0.12% Cu)

	Tonnes	Au	Cu	Ag	Mo	Au	Cu
Classification	(‘000,000 t)	(g/t)	(%)	(g/t)	(ppm)	(‘000 oz)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Measured & Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Inferred	5.4	0.10	0.19	0.4	40.7	18	22,074

Shahuindo Project

The following table sets forth the summary of mineral reserves for the Shahuindo Project. For a more detailed discussion please refer to the Shahuindo Technical Report.

Shahuindo Project Mineral Reserve Summary (as at September 26, 2012)

		Gold	Gold	Silver	Silver	Gold
	Tonnes	grade	contained	grade	contained	grade	AuEq
	(t)	(g/t)	(ounces)	(g/t)	(ounces)	Eq.g/t	Ounces
Proven Mineral Reserves
Oxide	14,994,000	0.90	434,000	10.4	5,008,000	0.91	438,000
Mixed	165,000	0.71	4,000	17.6	93,000	0.72	4,000
Total	15,159,000	0.90	437,000	10.5	5,102,000	0.91	441,000
Probable Mineral Reserves
Oxide	22,595,000	0.80	582,000	8.8	6,396,000	0.81	588,000
Mixed	93,000	0.87	3,000	21.3	64,000	0.89	3,000
Total	22,688,000	0.80	584,000	8.9	6,459,000	0.81	591,000

Proven and Probable Mineral Reserves
Oxide	37,589,000	0.84	1,015,000	9.4	11,404,000	0.85	1,026,000
Mixed	258,000	0.76	6,000	18.9	157,000	0.78	6,000
Total	37,847,000	0.84	1,022,000	9.5	11,561,000	0.85	1,032,000

Note:
(1)	Proven and Probable Reserves are stated based on variable cut-off grades in g Au/t where Oxide: 0.35, 0.35, 0.30, 0.35, 0.30, 0.30 for Phases 1, 1B, 2, 3, 4 and 5 respectively; and Mixed: 0.35, 0.35, 0.33, 0.35, 0.33, 0.33 for Phases 1, 1B, 2, 3, 4 and 5 respectively.

Shahuindo Project Mineral Resource Summary (as at of May 17th 2012)

		Gold		Silver	Gold	Gold
	Tonnes	grade	Silver grade	contained	grade	contained
Classification	(t)	Eq.g/t	(g/t)	(ounces)	(g/t)	(ounces)
Measured Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	40,500,000	0.619	8.1	10,530,000	0.588	766,000
Mixed (Reported at 0.35g/t AuEq cut-off)	780,000	0.964	33.7	850,000	0.748	19,000
Total Measured Mineral
Resources	41,280,000	0.626	8.6	11,380,000	0.591	785,000
Indicated Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	104,840,000	0.506	6.3	21,080,000	0.482	1,624,000
Mixed (Reported at 0.35g/t AuEq cut-off)	1,190,000	0.919	23.8	910,000	0.766	29,000
Total Indicated Mineral
Resources	106,030,000	0.511	6.5	21,990,000	0.485	1,653,000
Total Measured and Indicated
Mineral Resources	147,310,000	0.543	7.1	33,370,000	0.515	2,438,000
Inferred Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	9,570,000	0.419	4.3	1,330,000	0.402	124,000
Mixed (Reported at 0.35g/t AuEq cut-off)	20,000	0.762	12.2	10,000	0.684	--
Sulphide (Reported at 0.5g/t AuEq cut-off)	61,410,000	1.202	22.9	45,220,000	0.762	1,504,000
Total Inferred Mineral	71,000,000	1.096	20.4	46,560,000	0.713	1,628,000
Resources

Note:
(1)	Rounding may cause apparent inconsistencies.

Directors

On the Effective Date, the board of directors of the Combined Company will be comprised of six of the current directors of Tahoe, namely Kevin McArthur, Tanya Jakusconek, Dan Rovig, Paul Sweeney, James S. Voorhees and Kenneth F. Williamson and three nominees of Rio Alto, namely, Alex Black, Drago Kisic Wagner and Dr. Klaus Zeitler.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
C. Kevin McArthur Reno, Nevada, USA	Chief Executive Officer and a Director of Tahoe since November 10, 2009	Mr. McArthur founded Tahoe and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.
Alex Black San Isidro, Lima, Peru	Chief Executive Officer of Rio Alto since January 23, 2012, and a Director of Rio Alto since June 25, 2009 and President of Rio Alto since June 2, 2010	Mr. Black lives in Lima, Peru and has 33 years of experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).
Tanya Jakusconek Toronto, ON, Canada	Director of Tahoe since May 2, 2011	Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.
A. Dan Rovig Reno, Nevada, USA	Director of Tahoe since June 8, 2010	Mr. Rovig is currently a Director and Chair of the Board of Tahoe Resources Inc. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcrop from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Paul B. Sweeney Vancouver, BC, Canada	Director of Tahoe since April 14, 2010.	Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Oceana Gold Corporation and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.
James S. Voorhees Reno, Nevada, USA	Director of Tahoe since April 14, 2010	Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.
Drago Kisic Wagner Lima, Peru	Director of Rio Alto since March 15, 2010	Mr. Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru’s Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Kenneth F. Williamson Vancouver, BC, Canada	Director of Tahoe since June 8, 2010	Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.
Klaus Zeitler West Vancouver, BC, Canada	Chairman and a Director of Rio Alto since June 25, 2009	Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies. Mr. Zeitler is currently a director of Los Andes Copper Ltd. And Western Copper and Gold Corp.

The directors and senior officers of the Combined Company will hold approximately 5,940,283 Tahoe Shares representing 2.66% of the 223,528,003 Tahoe Shares anticipated to be issued and outstanding following completion of the Arrangement on a non-diluted basis.

Officers

On the Effective Date, it is contemplated that the senior officers of the Combined Company will include Alex Black (Chief Executive Officer), Ron Clayton (President and Chief Operating Officer), Mark Sadler (VP and Chief Financial Officer), Eduardo Loret de Mola (Chief Operating Officer, Peru Operations), Tim Williams (VP Operations), Brian Brodsky (VP Exploration) and Edie Hofmeister (VP Corporate Affairs, General Counsel and Corporate Secretary). The biographies for these individuals are set out below, except for Alex Black, whose biography is set out above.

Ron Clayton, President and Chief Operating Officer

Mr. Clayton was appointed Vice President and Chief Operating Officer of Tahoe on April 1, 2010 and President and Chief Operating Officer on March 12, 2014. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a twenty year career with Hecla Mining Company. Mr. Clayton was also Vice President – Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Mark Sadler, Vice President and Chief Financial Officer

Mr. Sadler was appointed Vice President and Chief Financial Officer of Tahoe on March 8, 2013. Mr. Sadler has over 20 years of experience in the mining industry having worked for Glencore Ltd. and Rio Tinto/Kennecott from 1990 to 2012 where he held various financial and commercial roles including General Manager Base Metal Concentrate Sales (Rio Tinto Copper), Director of Finance & Marketing / CFO (Kennecott Minerals Company) and Director of Raw Materials and Precious Metal Sales (Kennecott Utah Copper). Mr. Sadler began his career in 1985 at Grant Thornton LLP. He holds a B.S. degree in Accounting from the University of Utah, an MBA from Westminster College and is a member of the Utah Association and American Institute of Certified Public Accountants.

Eduardo Loret de Mola, Chief Operating Officer, Peru Operations

Mr. Loret de Mola is a Mining Engineer with a Master’s Degree in Mining Economy from the University of Minnesota and has over 35 years’ experience in executive and management positions in operations, planning and commissioning of mining and exploration projects in Peru and abroad. While working for Trafigura Group he was Corporate Manager for the Latin American Technical Division, General Manager of their two on-going operations in Peru, General Manager of Empresa Minera del Caribe (Cuba) and General Manager for the Latin American Mining Division. He was also Corporate Operative Excellence Manager and International Operations Manager for Hochschild Mining PLC. Additionally, Mr. Loret de Mola has provided high level consulting services to foreign investors and international organizations in the mining operations, environmental and community relations areas, and creation of investor alliances with local companies, and pursuit of strategic partnerships for the execution of projects, feasibility studies and financial evaluations.

Tim Williams, Vice President Operations

Mr. Williams has over 18 year’s international experience in the mining industry, in Australia, Tanzania and Peru. For the past two years, Mr. Williams has been an operations manager for various joint venture mining contracts operated by the GyM - Stracon JV. GyM (Graña y Montero) S.A. is Peru’s largest multi-disciplined provider of engineering and construction services with extensive experience throughout Latin America. STRACON provides civil construction and contract mining services in New Zealand and Peru. Mr. Williams previous employment roles include, Geotechnical Superintendent at AngloGold Ashanti Limited’s Geita Gold Mine located in Tanzania and Senior Geomechanics Engineer at Western Mining Corporation’s Leinster Nickel Operations located in Australia. From 1996 to 2000, Mr. Williams was a Senior Consultant with Australian Mining Consultants Pty Ltd based in Perth, Australia, focussed on providing management and operational advice to a number of mining operations, both open pit and underground, throughout Australia. Mr. Williams holds a Bachelor of Engineering (Mineral Exploration and Mining Geology), Master of Engineering Science (Mining Geomechanics) and a Graduate Diploma in Mining, all obtained from the Western Australian School of Mines, Australia.

Brian Brodsky, Vice President Exploration

Mr. Brodsky was appointed Vice President of Exploration of Tahoe and began work on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal Vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the U.S. and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Edie Hofmeister, Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Ms. Hofmeister was appointed Corporate Secretary of Tahoe on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous and rural populations in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

Capital Structure

Description of Share Capital

The authorized share capital of Tahoe following completion of the Arrangement will continue to be as described under the heading “Information Concerning Tahoe – Description of Share Capital” and the rights and restrictions of the Tahoe Shares will remain unchanged. The issued share capital of Tahoe will change as a result of the consummation of the Arrangement to reflect the issuance of the Tahoe Shares contemplated in the Arrangement.

In particular, as part of the Arrangement, and assuming that the number of Rio Alto Shares outstanding does not change, it is expected that an aggregate of 75,855,895 Tahoe Shares will be issued as consideration for 334,166,939 Rio Alto Shares. In addition, if the currently outstanding 8,860,112 Rio Alto Warrants are exercised, an additional 2,011,245 Tahoe Shares will be issued. If the currently outstanding 8,095,500 Rio Alto Options and 9,063,389 SGC Options are exercised an additional number of shares will be issued, equal to 3,895,067 plus the number of Tahoe Shares which represents the economic equivalent of $0.001 multiplied by 8,095,500 for the Rio Alto Options and $0.001 multiplied by 9,063,389 for the SGC Options.

Following the successful completion of the Arrangement, Rio Alto will be a wholly-owned subsidiary of Tahoe and existing Tahoe Shareholders and Rio Alto Shareholders will own approximately 65% and 35%, respectively, of the outstanding Tahoe Shares on a fully-diluted basis.

Tahoe Selected Unaudited Pro Forma Financial Information

The selected unaudited pro forma condensed consolidated financial information set forth below should be read in conjunction with Tahoe’s unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto attached as Schedule “D” to this Supplement.

In order to give pro forma effect to the Arrangement on the historical consolidated balance sheets and consolidated statements of operation of Tahoe as at and for the nine months ended September 30, 2014 and for the year ended December 31, 2013, Rio Alto’s historical unaudited condensed interim consolidated statement of financial position and historical unaudited condensed interim consolidated statement of net income and comprehensive income as at and for the nine months ended September 30, 2014 and the audited consolidated statement of financial position and audited consolidated statement of net income and comprehensive income as at and for the year ended December 31, 2013 have been adjusted to give effect to the items that would have been settled upon Arrangement had they occurred as at the date of these unaudited pro forma condensed consolidated financial statements.

In order to give pro forma effect to Rio Alto’s historical unaudited condensed interim consolidated statements of net income and comprehensive income, they have been adjusted to give effect to the Arrangement of SGC as if it had occurred as of the date of these unaudited pro forma condensed consolidated financial statements.

The calculated impact of the Sulliden transaction for the nine months ended September 30, 2014 was prepared using the unaudited condensed consolidated interim financial statements for the three and nine months ended January 31, 2014 and annual audited consolidated financial statements for the year ended April 30, 2014. The methodology to calculate the impact of the SGC Arrangement on Rio Alto’s historical consolidated financial statements was as follows:

(i)

Rio Alto acquired SGC in August 2014 and therefore there are 2 months of SGC financial information included in Rio Alto’s September 30, 2014 unaudited condensed consolidated interim financial statements;

(ii)	SGC had a fiscal year ending April 30, 2014 and therefore it was necessary to calculate a 9-month period ending September 30, 2014 to incorporate into the pro forma income statement of Rio Alto;

(iii)	SGC was delisted in August 2014 and therefore there are no publicly filed financial statements for the interim period of May through July 2014;

(iv)

A 3-month period ending April 30, 2014 was calculated using SGC’s audited consolidated financial statements for the year ended April 30, 2014 and subtracting their unaudited condensed consolidated interim financial statements for the three and nine months ended January 31, 2014; and

(v)

This 3-month period was used to calculate an approximation of the 4 months of financial information (January and May through July) that was not released to the public due to being delisted as a result of the Rio Alto Arrangement of SGC.

These calculated results are not actual financial information and are the best estimate for that period for which no public information was released. Actual information may differ from calculated information.

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Rio Alto and Tahoe. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with Tahoe’s unaudited pro forma condensed consolidated financial statements and the accompanying notes included in Schedule “D” to this Supplement.

		Year ended
	Nine months ended	December 31,
(in thousands of U.S. dollars)	September 30, 2014 ($)	2013 ($)
Statement of Operations Data:
Sales	$486,101	$285,122
Mine Operating Earnings	$206,271	$92,204
Earnings from Operations	$164,643	$(13,789)
Net earnings (loss)	$116,527	$(74,528)
(in U.S. dollars)
Per Tahoe Share data:
Basic earnings (loss) per share	$0.52	$(0.34)
Diluted earnings (loss) per share	$0.50	$(0.34)

As at September 30, 2014
(in thousands of U.S. dollars)	($)
Balance Sheet Data:
Total current assets	$233,658
Total assets	$2,349,148
Total current liabilities	$198,914
Total liabilities	$421,977
Total equity	$1,927,171

Stock Exchange Listings

On completion of the Arrangement, the Tahoe Shares will continue trading on the TSX and the NYSE. The Rio Alto Shares are expected to be de-listed from the TSX, NYSE and BVL as soon as practicable following the Effective Date. Rio Alto will also apply to cease to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or the equivalent). In addition, it is anticipated that Tahoe will cause Rio Alto to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of Rio Alto’s Common Shares under section 12 of the U.S. Exchange Act.

Tahoe has applied to have the Consideration Shares issuable in exchange for Rio Alto Shares pursuant to the Arrangement listed and posted for trading on the TSX and will apply to have such shares listed and posted for trading on the NYSE. Listing will be subject to Tahoe receiving approval from, and fulfilling all of the requirements of, the TSX, and NYSE. Tahoe has agreed to use its commercially reasonable efforts to list all Tahoe Shares on the BVL following completion of the Arrangement.

Auditors

The auditors of the Combined Company after the Effective Date will be the auditors of Tahoe.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

S-A-1

SCHEDULE “A”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193
THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta) including all regulations made thereunder;

(b)	“AmalCo” has the meaning specified in Section 3.1(b)(x);

(c)

“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rio Alto and Tahoe, each acting reasonably;

(d)

“Arrangement Agreement” means the arrangement agreement made as of February 9, 2015 between Tahoe, 1860927 Alberta Ltd. and Rio Alto, including the schedules thereto, as the same may be supplemented or amended from time to time in accordance with its terms;

(e)	“Arrangement Resolution” means the special resolution of the Rio Alto Shareholders approving the Arrangement to be considered at the Rio Alto Meeting;

(f)	“Articles of Arrangement” means the articles of arrangement of Rio Alto in respect of the Arrangement, to be filed with the Registrar after the Final Order is made;

(g)

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Calgary, Alberta or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(h)

“Canadian Resident” means a beneficial owner of Rio Alto Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person);

(i)	“Consideration” means pursuant to the Plan of Arrangement, in respect of each Rio Alto Share, 0.227 of a Tahoe Share and $0.001 in cash;

(j)	“Court” means the Court of Queen’s Bench of Alberta;

(k)	“CRA” means the Canada Revenue Agency;

(l)

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Rio Alto Shares for the Consideration in connection with the Arrangement;

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(m)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(n)

“Dissenting Rio Alto Shareholder” means a registered holder of Rio Alto Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o)	“Dissenting Shares” means the Rio Alto Shares held by Dissenting Rio Alto Shareholders in respect of which such Dissenting Rio Alto Shareholders have given Notice of Dissent;

(p)

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Registrar pursuant to Section 193(11) of the ABCA;

(q)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Rio Alto and Tahoe may agree upon in writing;

(r)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(s)

“Eligible Non-Resident” means a beneficial owner of Rio Alto Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and whose Rio Alto Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not, and is not deemed to be resident of Canada for the purposes of the Tax Act and whose Rio Alto Shares are “taxable Canadian property” and not “treaty-protected property,” in each case as defined by the Tax Act.

(t)	“Fair Market Value” with reference to:

(i)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately before the Effective Time;

(ii)	a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time.

(u)

“Final Order” means the final order of the Court approving the Arrangement, in a form acceptable to Rio Alto and Tahoe, each acting reasonably, granted pursuant to Section 193(9) of the ABCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Rio Alto and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Rio Alto and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(v)	“Former Rio Alto Shareholders” means the holders of Rio Alto Shares immediately prior to the Effective Time;

(w)

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi- governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

S-A-3

(x)

“holder”, when used with reference to any securities of Rio Alto, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Rio Alto in respect of such securities;

(y)

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(a) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued and the Replacement Options deemed to be issued pursuant to the Arrangement, in a form acceptable to Rio Alto and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Rio Alto Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Rio Alto and Tahoe, each acting reasonably;

(z)

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim;

(aa)

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Rio Alto Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(bb)

“Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of Rio Alto and Tahoe, each acting reasonably;

(cc)	“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(dd)

“Replacement Options” shall mean the options that will be deemed to be exchanged by Tahoe for Rio Alto Options and SGC Options upon completion of the Arrangement pursuant to Section 3.1 of this Plan of Arrangement;

(ee)	“Rio Alto” means Rio Alto Mining Limited, a corporation incorporated under the laws of the Province of Alberta;

(ff)	“Rio Alto Letter of Transmittal” means the letter of transmittal to be delivered by Rio Alto to the Rio Alto Shareholders providing for the delivery of Rio Alto Shares to the Depositary;

(a)

“Rio Alto Meeting” means the special meeting of the Rio Alto Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(b)	“Rio Alto Option” means an option to acquire a Rio Alto Share granted pursuant to the Rio Alto Option Plan which are outstanding and unexercised, whether or not vested;

(c)

“Rio Alto Option In-The-Money-Amount” in respect of a Rio Alto Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the Rio Alto Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

(d)	“Rio Alto Option Plan” means the stock option plan of Rio Alto last approved by the Rio Alto Shareholders on May 12, 2014;

(e)	“Rio Alto Optionholder” means a holder of one or more Rio Alto Options;

S-A-4

(f)	“Rio Alto Shareholder” means a holder of one or more Rio Alto Shares;

(g)

“Rio Alto Shareholder Rights Plan” means the Rio Alto Shareholder Rights Plan Agreement dated as of August 26, 2010, as approved by Rio Alto Shareholders on May 31, 2013, made between Rio Alto and Olympia Trust Company;

(h)	“Rio Alto Shares” means the common shares in the capital of Rio Alto;

(i)	“Rio Alto Warrantholder” means a holder of one or more Rio Alto Warrants;

(j)

“Rio Alto Warrants” means the replacement common share purchase warrants of Rio Alto issued in August 2014 in connection with the SGC Acquisition, each currently exercisable to purchase one Rio Alto Share at a price of $2.39 until April 12, 2015;

(k)	“Section 85 Election” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(l)	“Section 85 Election Information” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(m)	“SGC Option” means an option to acquire Rio Alto Shares granted pursuant to the SGC Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

(n)

“SGC Option In-The-Money-Amount” in respect of a SGC Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the SGC Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

(o)	“SGC Option Plan” means the stock option plan of SGC last approved by the shareholders of SGC on October 6, 2011;

(p)	“Subco” means 1860927 Alberta Ltd., a wholly-owned Alberta subsidiary of Tahoe;

(q)	“Tahoe” means Tahoe Resources Inc., a corporation incorporated under the laws of the Province of British Columbia;

(r)

“Tahoe Option In-The-Money Amount” in respect of a Rio Alto Option or SGC Option means the amount, if any, by which the total Fair Market Value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Rio Alto Option or SGC Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

(s)	“Tahoe Shares” means common shares in the capital of Tahoe;

(t)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(u)	“Tax Election Deadline” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(v)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(w)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(x)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the ABCA and not otherwise defined herein

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or in the Arrangement Agreement shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Tahoe, Rio Alto, the Rio Alto Shareholders, the Rio Alto Optionholders, the SGC Optionholders and the Rio Alto Warrantholders.

Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Rio Alto, Tahoe or any other person:

(a)

the rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect;

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(b)	Following the step in Section 3.1(a):

(i)

each Rio Alto Share held by a Dissenting Rio Alto Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Tahoe and Tahoe shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares and Tahoe shall be recorded as the registered holder of the Rio Alto Shares so transferred and shall be deemed to be the legal owner of such Rio Alto Shares;

(ii)

each issued Rio Alto Share held by a Former Rio Alto Shareholder (other than a Dissenting Rio Alto Shareholder or Tahoe or any subsidiary of Tahoe) shall be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe shall issue Tahoe Shares on the basis of 0.227 of a fully paid and non-assessable Tahoe Share and $0.001 in cash for each Rio Alto Share, subject to Section 3.3 and Article 5 hereof;

(iii)	at the same time as the steps in Sections 3.1(b)(i) and 3.1(b)(ii), with respect to each Rio Alto Share,

A.

the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Rio Alto Share and the name of the holder thereof will be removed from the central securities register of Rio Alto with respect to such Rio Alto Share;

B.

legal and beneficial title to such Rio Alto Share will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Rio Alto Share (free and clear of any Liens) and will be entered in the central securities register of Rio Alto as the sole holder thereof;

(iv)

all Rio Alto Options shall vest and in accordance with the terms of the Rio Alto Options, each outstanding Rio Alto Option shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash, provided that if the foregoing would result in the issuance of a fraction of a Tahoe Share on any particular exercise of a Rio Alto Option, then the number of Tahoe Shares otherwise issued shall be rounded down to the nearest whole number of Tahoe Shares. The exercise price per Tahoe Share subject to any such Rio Alto Option shall be an amount equal to the quotient of (A) the exercise price per Rio Alto Share subject to such Rio Alto Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of Rio Alto Options shall be rounded up to the nearest whole cent). Subject to the foregoing, each Rio Alto Option shall continue to be governed by and be subject to the terms of the Rio Alto Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Options to facilitate the exercise of the Rio Alto Option and the payment of the corresponding portion of the exercise price with each of them. Each Rio Alto Option will remain exercisable for a period of one year from the date on which the holder of such options with Rio Alto is terminated in connection

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with the Arrangement, being the exercise period provided for in the Rio Alto Option Plan;

If the adjustment to the Rio Alto Options contemplated by this paragraph results in a disposition of Rio Alto Options for options to acquire Tahoe Shares or “new” Rio Alto Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Tahoe Option In-The-Money Amount in respect of a Rio Alto Option exceeds Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option, the number of Tahoe Shares which may be acquired on exercise of the Rio Alto Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the Rio Alto Option does not exceed Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(v)

in accordance with the terms of the SGC Options, each outstanding SGC Option shall, without any further action on the part of any holder of an SGC Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash, provided that if the foregoing would result in the issuance of a fraction of a Tahoe Share on any particular exercise of a SGC Option, then the number of Tahoe Shares otherwise issued shall be rounded down to the nearest whole number of Tahoe Shares. The exercise price per Tahoe Share subject to any such SGC Option shall be an amount equal to the quotient of (A) the exercise price per Rio Alto Share subject to such SGC Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of SGC Options shall be rounded up to the nearest whole cent). Subject to the foregoing, each SGC Option shall continue to be governed by and be subject to the terms of the SGC Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of SGC Options to facilitate the exercise of the SGC Option and the payment of the corresponding portion of the exercise price with each of them.

If the adjustment to the SGC Options contemplated by this paragraph results in a disposition of SGC Options for options to acquire Tahoe Shares or “new” SGC Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Tahoe Option In-The-Money Amount in respect of a SGC Option exceeds SGC Option In-The-Money Amount in respect of the SGC Option, the number of Tahoe Shares which may be acquired on exercise of the SGC Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the SGC Option does not exceed SGC Option In-The-Money Amount in respect of the SGC Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged; and

(vi)

each holder of each Rio Alto Option, SGC Option and Rio Alto Share, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Rio Alto Option, SGC Option and Rio Alto Share, as the case may be, in accordance with such step;

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(vii)

each Rio Alto Share held by Tahoe shall be transferred to Subco in consideration of the issue by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred, and the amount added to the stated capital of the Subco common shares will be equal to the paid up capital (as such term is defined in the Tax Act) of the Rio Alto Shares so transferred;

(viii)	the stated capital in respect of the Rio Alto Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(ix)	Rio Alto will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act;

(x)	Rio Alto and Subco shall amalgamate to continue as one corporation (“Amalco”) under Section 184(1) of the ABCA;

(xi)	from and after the Effective Date:

A.	Amalco will continue to be liable for all of the liabilities and obligations of Rio Alto and Subco;

B.

all rights, contracts, permits and interests of Rio Alto and Subco will continue as rights, contracts, permits and interests of Amalco as if Rio Alto and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Rio Alto or Subco under any such rights, contacts, permits and interests;

C.	any existing cause of action, claim or liability prosecution will be unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against either Subco or Rio Alto may be continued by or against Amalco;

E.	a conviction against, or ruling, order or judgement in favour of or against either Rio Alto or Subco may be enforced by or against Amalco;

F.	the name of Amalco shall be “Rio Alto Mining Limited”;

G.	Amalco shall be authorized to issue an unlimited number of common shares without par value;

H.	the articles of Amalco shall be substantially in the form of Subco’s articles;

I.	the first directors of Amalco following the amalgamation shall be the directors of Subco; and

J.

Amalco will own and hold all property of the Rio Alto and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Rio Alto and Subco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it.

3.2	Post Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Tahoe shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Tahoe Shares required to be issued to Former Rio Alto Shareholders and the requisite cash

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required to be paid to Former Rio Alto Shareholders, each in accordance with the provisions of Section 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Rio Alto Shareholders for distribution to such Former Rio Alto Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Rio Alto Letter of Transmittal by a registered Former Rio Alto Shareholder together with certificates representing Rio Alto Shares and such other documents as the Depositary may require, Former Rio Alto Shareholders shall be entitled to receive delivery of the certificates representing the Tahoe Shares and a cheque representing the net cash payment to which they are entitled pursuant to Section 3.1(b) hereof.

(c)

An Eligible Holder whose Rio Alto Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax Law) (a “Section 85 Election”), with respect to the exchange by providing the tax election information contained in the tax instruction letter to be provided by Tahoe, including the number of Rio Alto shares transferred, the transferred properties’ cost base, the applicable agreed amounts for the purposes of such election and other information necessary to complete the Section 85 Election (the “Section 85 Election Information”), to an appointed representative, as directed by Tahoe, within 60 days after the Effective Date (the “Tax Election Deadline”). Tahoe shall, within 60 days after the Tax Election Deadline, and subject to the Eligible Holder furnishing Section 85 Election Information that is correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax Law), complete, sign and deliver the Section 85 Election to the Former Rio Alto Shareholder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder shall be solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authority) by the filing deadline. Except for the obligation to complete, sign and deliver Section 85 Election forms for which complete and accurate Section 85 Election Information is received on or before the Tax Election Deadline, neither Rio Alto, Tahoe nor any successor corporation shall be responsible for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly or timely submit Section 85 Election Information or file any Section 85 Election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Tahoe or any successor corporation may choose to make a Section 85 Election with an Eligible Holder from whom it receives Section 85 Election Information after the Tax Election Deadline, but will have no obligation to do so.

(d)

Upon receipt of a Rio Alto Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Tahoe will promptly deliver a tax instruction letter to the Eligible Holder. A tax instruction letter may also be obtained on Tahoe’s website at www.tahoeresourcesinc.com on or around the Effective Date.

3.3	No Fractional Tahoe Shares

In no event shall any holder of Rio Alto Shares be entitled to a fractional Tahoe Share. Where the aggregate number of Tahoe Shares to be issued to a Rio Alto Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Tahoe Share being issuable, the number of Tahoe Shares to be received by such Securityholder shall be rounded down to the nearest whole number of Tahoe Shares and no former Rio Alto Shareholder will be entitled to any compensation in respect of a fractional Tahoe Share.

3.4	No Fractional Cash Consideration

Any cash consideration owing to a Former Rio Alto Shareholder shall be rounded up to the next whole cent.

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3.5	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Plan of Agreement and the Arrangement Agreement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code.

Article 4
WARRANTS

4.1	Rio Alto Warrants

In accordance with the terms of the Rio Alto Warrants, each holder of a Rio Alto Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Rio Alto Warrant, in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Tahoe Shares and cash which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Rio Alto Shares to which such holder would have been entitled if such holder had exercised such holder’s Rio Alto Warrants immediately prior to the Effective Time. Each Rio Alto Warrant shall continue to be governed by and be subject to the terms of the applicable Rio Alto Warrant certificate, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each them.

Article 5
DISSENT RIGHTS

5.1	Rights of Dissent

Pursuant to the Interim Order, each registered Rio Alto Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 191 of the ABCA as modified by this Article 6 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 191 of the ABCA must be sent to and received by Rio Alto at or before the Rio Alto Meeting or any date to which the Rio Alto Meeting may be postponed or adjourned. Rio Alto Shareholders who duly exercise such rights of dissent and who:

(a)

are ultimately determined to be entitled to be paid fair value from Tahoe, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Tahoe pursuant to Section 3.1(b)(i) in consideration of such fair value; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Rio Alto Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b)(i), and be entitled to receive only the consideration set forth in Section 3.1(b)(ii);

but in no case will Rio Alto or Tahoe or any other person be required to recognize such holders as holders of Rio Alto Shares after the completion of the steps set forth in Section 3.1(b), and each Dissenting Rio Alto Shareholder will cease to be entitled to the rights of a Rio Alto Shareholder in respect of the Rio Alto Shares in relation to which such Dissenting Rio Alto Shareholder has exercised Dissent Rights and the central securities register of Rio Alto will be amended to reflect that such former holder is no longer the holder of such Rio Alto Shares as and from the completion of the steps in Section 3.1(b).

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Article 6
CERTIFICATES AND PAYMENTS

6.1	Payment of Consideration

(a)

As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Rio Alto Shares that were transferred under Section 3.1(b), together with a duly completed Rio Alto Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the ABCA, the Securities Transfer Act (Alberta) and the articles of Rio Alto after giving effect to Section 3.1(b) the former holder of such Rio Alto Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or, if requested by such former holder in the Rio Alto Letter of Transmittal, make available for pick up at its offices during normal business hours, the Consideration, comprised of a certificate representing the Tahoe Shares and a cheque representing the net cash payment that such holder is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 6.4.

(b)

Subject to Section 6.3, until surrendered as contemplated by this Section 6.1, each certificate which immediately prior to the Effective Time represented Rio Alto Shares will be deemed after the time described in Section 3.1(b) to represent only the right to receive from the Depositary upon such surrender the Consideration, comprised of a certificate representing the Tahoe Shares and a cash payment that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 6.4.

(c)	Rio Alto and Tahoe will cause the Depositary, as soon as a Former Rio Alto Shareholder becomes entitled to the Consideration in accordance with Section 3.1(b), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Rio Alto Letter of Transmittal;

(ii)	if requested by such former holder in the Rio Alto Letter of Transmittal make available at the offices of the Depositary specified in the Rio Alto Letter of Transmittal; or

(iii)

if the Rio Alto Letter of Transmittal neither specifies an address as described in Section 6.1(c)(i) nor contains a request as described in Section 6.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Rio Alto immediately prior to the Effective Time;

a certificate representing the Tahoe Shares and a cheque representing the net cash payment payable to such Former Rio Alto Shareholder in accordance with the provisions hereof.

(d)

No holder of Rio Alto Shares, Rio Alto Options, SGC Options or Rio Alto Warrants, shall be entitled to receive any consideration or entitlement with respect to such Rio Alto Shares, Rio Alto Options, SGC Options or Rio Alto Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 6.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Rio Alto Shares that were acquired by Tahoe or Rio Alto pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Rio Alto Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration, comprised of a certificate representing the Tahoe Shares and a cheque representing the cash consideration which the former holder of such Rio Alto Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Rio Alto Letter of Transmittal. When authorizing such payment in relation to any

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lost, stolen or destroyed certificate, the former holder of such Rio Alto Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Rio Alto, Tahoe and the Depositary in such sum as Tahoe may direct or otherwise indemnify Rio Alto and Tahoe in a manner satisfactory to Rio Alto and Tahoe against any claim that may be made against Rio Alto or Tahoe with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Extinction of Rights

If any Former Rio Alto Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Rio Alto Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Tahoe or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Rio Alto Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Tahoe and will be cancelled. Neither Rio Alto nor Tahoe, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Rio Alto or Tahoe or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

6.4	Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, Rio Alto, Tahoe and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Rio Alto Shareholder under this Plan of Arrangement (including any payment to Dissenting Rio Alto Shareholders) such amounts as Rio Alto, Tahoe or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is required to be so deducted and withheld by Rio Alto, Tahoe or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Rio Alto, Tahoe or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Rio Alto Shares to which any such person may otherwise be entitled under this Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

6.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Rio Alto Shares, Rio Alto Warrants and Rio Alto Options issued prior to the Effective Time, (b) the rights and obligations of the Rio Alto Shareholders, Rio Alto, Tahoe, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Rio Alto Shares, Rio Alto Warrants and Rio Alto Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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Article 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)

Rio Alto reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Tahoe, (iii) filed with the Court and, if made following the Rio Alto Meeting, approved by the Court and (iv) communicated to or approved by the Rio Alto Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rio Alto at any time prior to the Rio Alto Meeting (provided that Tahoe has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Rio Alto Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Rio Alto Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Rio Alto and Tahoe and (ii) if required by the Court or applicable Law, is consented to by Rio Alto Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Tahoe provided that it concerns a matter which, in the reasonable opinion of Tahoe, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Rio Alto Shareholder.

(e)

Tahoe shall be entitled to propose an amendment, modification or supplement to this Plan of Arrangement at any time prior to the Effective Time and, unless such proposal shall be adverse to the financial or economic interests of any Rio Alto Shareholder, Rio Alto shall propose and implement such amendment, modification or supplement in accordance with the process described in paragraphs (a) to (c) of this Section 7.1, as may be applicable.

Article 8
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Rio Alto and Tahoe will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE “B”
INTERIM ORDER

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CLERK OF THE COURT FILED

FEB 2 7 2015

CALGARY,ALBERTA
COURT FILE NUMBER: 1501 - 02085

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	RIO ALTO MINING LIMITED

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING RIO ALTO MINING LIMITED, TAHOE RESOURCES INC. and 1860927 ALBERTA LTD.

DOCUMENT	INTERIM ORDER
I hereby certify this to be a true copy of
the original Order
dated this 2 7 day of Feb 20 15
/s/
for Clerk of the Court
ADDRESS FOR SERVICE	DAVIS LLP
AND CONTACT	Barristers & Solicitors
INFORMATION OF PARTY	1000, 250 - 2ND ST. SW.
FILING THIS DOCUMENT	CALGARY, AB T2P 0C1

ATTN: TIMOTHY P. CHICK
TEL: (403) 698-8710
FAX: (403) 213-4463
Email: tchick@davis.ca
FILE NO.: 63776-00025

Judge who Pronounced the Order:	The Honourable Madam Justice
G.A. Campbell
Place Order was Pronounced:	Calgary, Alberta
Date Order was Pronounced:	February 27, 2015

UPON hearing the application of Rio Alto Mining Limited ("Rio Alto") regarding a proposed plan of arrangement;

AND UPON READING the proposed Originating Application, the Affidavit of Kathryn Johnson, Chief Financial Officer of Rio Alto (the "Johnson Affidavit"), and the documents referred to therein;

AND UPON HEARING counsel for Rio Alto;

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IT IS HEREBY ORDERED THAT:

General

1. The capitalized terms not defined in this Order shall have the meanings given to them in the draft management information circular of Rio Alto to be dated on or about February 27, 2015 (the "**Information Circular**"), which is attached as Exhibit A to the Johnson Affidavit.

2. All references to the Arrangement herein mean the plan of arrangement as described in the Johnson Affidavit and which is Schedule A to the Arrangement Agreement attached as Appendix C to the Information Circular.

3. Rio Alto shall seek approval of the Arrangement by the holders of common shares of Rio Alto in the manner set forth below.

4. Further, subject to this Court determining on the Final Application (as defined below) that the Arrangement is substantially and procedurally fair and reasonable to the Rio Alto Shareholders (as defined below), this Court acknowledges the advice of the parties that the parties intend to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act for the Consideration Shares to be issued under the Arrangement and the options that will be deemed to have been issued in exchange for the Rio Alto Options and SGC Options under the Arrangement.

The Meeting

5. Rio Alto shall call and conduct the Rio Alto Meeting on or about 9:00 a.m. PST, Monday, March 30, 2015 (hereinafter referred to as the "**Meeting**") to, among other things, consider, and if deemed advisable, to pass the Arrangement Resolution to approve the Arrangement and such other business as may properly be brought before the Meeting or any proper adjournment thereof.

7. A quorum at the Meeting shall consist of two or more individuals present in person holding or representing by proxy in the aggregate not less than 5% of the Rio Alto Shares then outstanding.

8. If a quorum is not present within 30 minutes of the appointed time of the Meeting, it shall be adjourned to such place and time as may be determined by the Chairman of the Meeting. No notice of the adjourned Meeting shall be required, and if at such adjourned Meeting a quorum is still not present, the Rio Alto Shareholders then present in person or represented by proxy will constitute a quorum for all purposes of the Meeting.

9. Only the Rio Alto Shareholders whose names have been entered in the registers of Rio Alto Shareholders as at the close of business on February 25, 2015 (the "**Rio Alto Record**

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Date") shall be the Rio Alto Shareholders entitled to receive notice of and to vote at the Meeting. However, where:

(a) the holder has transferred the ownership of any of his Rio Alto Shares after the Rio Alto Record Date, and

(b) the transferee of those Rio Alto Shares produces properly endorsed Rio Alto Share certificates, or otherwise establishes that he owns the Rio Alto Shares, and demands not later than 10 days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, the transferee will also be entitled to vote his Rio Alto Shares at the Meeting.

10. The Rio Alto Record Date for the Rio Alto Shareholders entitled to receive notice of and to vote at the Rio Alto Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Rio Alto Meeting.

Conduct of Meeting

11. The Chairman of the Meeting shall be any officer or director of Rio Alto.

12. The only persons entitled to attend and speak at the Meeting shall be the Rio Alto Shareholders or their authorized representatives and their legal counsel, Rio Alto's directors, officers, auditors and legal counsel, the authorised representatives of Tahoe Resources Inc. ("**Tahoe**") and such others that the Chairman of the Meeting so permits. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

13. The Rio Alto Shareholders may vote either by way of votes cast in person at the Meeting or by proxy. To be valid, a proxy must be deposited in the manner described in the Information Circular.

15. Notwithstanding the presence of a quorum, if Rio Alto deems it advisable, it may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Rio Alto Shareholders respecting the adjournment or postponement or obtaining further Order from this Court. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined by Rio Alto.

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Notice

16. The Information Circular, substantially in the form attached as Exhibit A to the Johnson Affidavit with amendments thereto as counsel to Rio Alto may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be delivered to the intermediaries at least 3 business days prior to the date that is 21 days prior to the date of the Meeting and mailed prepaid ordinary mail on or before the date that is 21 days prior to the date of the Meeting to Rio Alto Shareholders, the Rio Alto Warrantholders, the Rio Alto Optionholders and the SGC Optionholders at the address for such holders recorded in the records of Rio Alto at the close of business on the Rio Alto Record Date and to the directors and auditors of Rio Alto.

17. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Rio Alto Shareholders of:

(a) this Order;

(b) the Notice of Annual General and Special Meeting of Shareholders (the "**Rio Alto Notice of Meeting**"); and

(c) the Notice of Originating Application;

all in substantially the form set forth in the Information Circular, together with instruments of proxy, letters of transmittal and such other material as Rio Alto may consider fit.

18. Rio Alto may make such additions, amendments or revisions to the Information Circular and/or the Rio Alto Notice of Meeting as it determines to be appropriate (the "**Amended Materials**"), which shall be distributed to the persons entitled to receive the Information Circular pursuant to this Order by the method and in the time determined by Rio Alto to be most practicable in the circumstances. Without limiting the generality of the foregoing, if any material change or material fact arises between the date hereof and the date of the Meeting, and if such change or fact had been made known prior to mailing of the Information Circular such information would have been included in the Information Circular, then Rio Alto shall advise the Rio Alto Shareholders of such material change or material fact by disseminating a news release through a widely-circulated news service (a "**News Release**") and, provided the News Release describes the applicable material change or material fact in reasonable detail, then, other than dissemination of the News Release as aforesaid, Rio Alto shall not be required to deliver an amendment to the Information Circular to the Rio Alto Shareholders or otherwise give notice to the Rio Alto Shareholders of the applicable material change or material fact.

19. Rio Alto, Tahoe and Subco may amend, modify and/or supplement the Arrangement Agreement, including the Plan of Arrangement, at any time and from time to time (before or after the Meeting and before the Effective Time) in accordance with the Arrangement and the Arrangement Agreement, provided, however, that no such amendment may reduce or materially affect the Consideration to be received by the Rio Alto Shareholders under the Arrangement without their approval at the Rio Alto Meeting or, following the Rio Alto Meeting, without their

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approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Dissent

20. The Rio Alto Shareholders on the Rio Alto Record Date are accorded the right of dissent with respect to the Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, provided that:

(a) a written objection to the Arrangement Resolution from a Dissenting Rio Alto Shareholder be received by Davis LLP, 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1, Attention Daniel Kenney by 9:00 a.m. (PST) on or before March 30, 2015, or 9:00 a.m. (PST) on the date which the Rio Alto Meeting may be postponed or adjourned;

(b) a Dissenting Rio Alto Shareholder shall not have voted any of its Rio Alto Shares at the Meeting, either in person or by proxy, in favour of the Arrangement Resolution;

(c) a Dissenting Rio Alto Shareholder may dissent only with respect to all of the Rio Alto Shares held by it; and

(d) a Dissenting Rio Alto Shareholder exercising its right of dissent otherwise complies with the requirements of Section 191 of the ABCA.

21. The fair value of a Dissenting Rio Alto Shareholder's Rio Alto Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Rio Alto Shareholders and shall be paid to any validly Dissenting Rio Alto Shareholder by Tahoe as contemplated by the Arrangement and this Order.

22. Any registered Dissenting Rio Alto Shareholder:

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Final Application

23. Subject to further Order of this Court and provided that the Rio Alto Shareholders have approved the Arrangement as set out herein and the Rio Alto Board have not exercised their right to not proceed with the Arrangement and revoked the Arrangement Resolution in accordance with such resolution, and subject to the conditions set out in the Arrangement Agreement being met or waived, Rio Alto may proceed with an application for approval of the Arrangement and the Final Order on March 30, 2015 at 1:30 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. Subject to the Final Order, Rio Alto, Tahoe, Subco, the Rio Alto Shareholders and all other persons will be bound by the Arrangement in accordance with its terms.

24. Any Rio Alto Shareholder or any other interested party, including the holders of Rio Alto Options, Rio Alto Warrants and SGC Options, (collectively, an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Rio Alto, at or before 12:00 noon (Calgary time) on Wednesday, March 25, 2015, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before this Honourable Court and any evidence or materials which the Interested Party intends to present to the Court. Service of this notice shall be effected by service as follows:

Davis LLP
Barristers & Solicitors
1000, 250 - 2nd St. S.W.
Calgary, Alberta, T2P 0C1
Attention: Daniel Kenney

25. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties

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SCHEDULE “C”
ORIGINATING APPLICATION

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COURT FILE NUMBER: 1501 -

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	RIO ALTO MINING LIMITED

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING RIO ALTO MINING LIMITED, TAHOE RESOURCES INC. and 1860927 ALBERTA LTD.

DOCUMENT	ORIGINATING APPLICATION

ADDRESS FOR SERVICE	DAVIS LLP
AND CONTACT	Barristers & Solicitors
INFORMATION OF PARTY	1000, 250 - 2ND ST. SW.
FILING THIS DOCUMENT	CALGARY, AB T2P 0C1

ATTN: TIMOTHY P. CHICK
TEL: (403) 298-8710
FAX: (403) 213-4463
Email: tchick@davis.ca
FILE NO.: 63776-00025

This application will be heard as shown below:

Date:	MARCH 30, 2015
Time:	1:30 p.m.
Where:	Court of Queen’s Bench of Alberta,
601 - 5th Street SW, Calgary, AB
Before:	The Presiding Commercial List Justice in Chambers

Basis for this Claim:

1.

The Applicant, Rio Alto Mining Limited (“Rio Alto”), is a corporation continued under the Business Corporations Act, R.S.A. 2000, c.B-9 (the “ABCA”). Rio Alto’s head office is located at 400 Burrard Street, Vancouver, B.C., Suite 1950, and its registered and records office is located at 1000, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1.

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2.

The common shares of Rio Alto (“Rio Alto Shares”) are listed on the Toronto Stock Exchange under the trading symbol “RIO”. Rio Alto Shares also trade on the Bolsa de Valores de Lima, the stock exchange of Peru, under the trading symbol “RIO” and on the New York Stock Exchange under the trading symbol “RIOM”.

3.	Tahoe Resources Inc. (“Tahoe”) is a corporation incorporated under the laws of the Province of British Columbia.

4.	The common shares of Tahoe (“Tahoe Shares”) are listed on the Toronto Stock Exchange under the trading symbol “THO” and on the New York Stock Exchange under the trading symbol “TAHO”.

5.

1860927 Alberta Ltd. (“Subco”) is a corporation incorporated under the ABCA. It is a wholly owned subsidiary of Tahoe and was created for the sole purpose of proceeding with the transactions contemplated in the Plan of Arrangement (as defined below).

6.

The authorized share capital and the issued and outstanding shares of Rio Alto, as well as the issued and outstanding options and/or warrants in respect of Rio Alto Shares, are as set out in the filed affidavit of Kathryn Johnson dated February 26, 2015 (the “Johnson Affidavit”).

7.

Rio Alto seeks the approval of this Honourable Court, pursuant to Section 193 of the ABCA, of a proposed arrangement involving Rio Alto, Tahoe and Subco and the holders of Rio Alto Shares (the “Plan of Arrangement” and the “Rio Alto Shareholders”).

8.

Where used hereinafter in this Originating Application, defined terms have the same meaning as used in the arrangement agreement between Rio Alto, Tahoe and Subco dated February 9, 2015 (the “Arrangement Agreement”), which is attached as Appendix “C” to Exhibit “A” to the Johnson Affidavit.

9.	In summary, pursuant to the Plan of Arrangement:

(a)

The rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect;

(b)

If not exercised prior to the Effective Date, the holders of Rio Alto Warrants shall continue to hold those warrants in accordance with the terms of the warrant certificates. Upon later exercise of those warrants, the warrant holder shall be entitled to receive the same Consideration as a Rio Alto Shareholder will receive as a result of the transactions completed by the Arrangement.

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(c)	Each holder of Rio Alto Shares will receive the Consideration (0.227 of a fully paid and non-assessable Tahoe Share and $0.001 in cash) for each Rio Alto Share;

(d)

Each holder of Rio Alto Shares will cease to be the holder of such Rio Alto Shares and will cease to have any rights other than the right to be paid: (i) the fair value of such Rio Alto Shares in the case of Dissenting Rio Alto Shareholders; or (ii) the Consideration for all other holders of Rio Alto Shares;

(e)

All options for Rio Alto Shares which have been issued will vest and be deemed exchanged for an option entitling the holder to receive, upon the due exercise of such Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash;

(f)

All outstanding SGC Options will also be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash;

(g)	Each holder of Rio Alto Shares will be removed as the holder of such Rio Alto Shares from the register of Rio Alto Shares maintained by or on behalf of Rio Alto;

(h)	Each Rio Alto Share thus acquired by Tahoe will then be transferred to Subco in consideration of the issue by Subco to Tahoe of one share of Subco for every Rio Alto Share so transferred;

(i)	The stated capital account with respect to the Rio Alto Shares will be reduced to $1.00 for no consideration;

(j)	Rio Alto will file an election with the CRA to cease to be a public corporation for purposes of the Tax Act; and

(k)	Rio Alto and Subco will then amalgamate to continue as one corporation (“Amalco”) under s.184(1) of the ABCA.

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10.	The Johnson Affidavit sets out:

(a)	the advantages of the Plan of Arrangement to Rio Alto and to the Rio Alto Shareholders;

(b)	the reasons for this Honourable Court to approve the Plan of Arrangement; and

(c)	the effect of the completion of the implementation of the Plan of Arrangement.

11.	The Rio Alto Special Committee, and the Rio Alto Board as a whole, has unanimously determined that the Arrangement is fair and reasonable to the Rio Alto Shareholders.

12.	Independent fairness opinions have been obtained by both the Rio Alto Special Committee and the Rio Alto Board each confirming that the Arrangement is fair and reasonable to the Rio Alto Shareholders.

13.	The Rio Alto Shareholders will be granted a right of dissent, as well as a right to appear in this proceeding.

14.	No creditor of Rio Alto will be adversely affected by the Arrangement.

15.

It is not practicable for Rio Alto to effect the same result, by way of amalgamation or otherwise under any provision of the ABCA other than under Section 193, without substantial difficulties or expense.

Remedy Sought:

16.	Rio Alto seeks the following relief:

(a)

an Interim Order and directions as to the calling and holding of the Rio Alto Meeting, the return of this Originating Application, the conduct of the Rio Alto Meeting, the rights of dissent of the Rio Alto Shareholders, the majority required to pass the Arrangement Resolution approving the Arrangement, and similar matters as seem just and reasonable in the circumstances;

(b)	an Order unconditionally approving the Plan of Arrangement proposed by Rio Alto in accordance with Section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement Agreement;

(c)

a declaration that the terms and conditions of the Plan of Arrangement, and the procedures relating thereto, are fair and reasonable to the persons affected, both from a substantive and procedural point of view, and that the Order obtained will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act as it regards the distribution of the Consideration Shares and the options that will be deemed to have been issued in

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exchange for the Rio Alto Options and SGC Options pursuant to the Plan of Arrangement;

(d)

a declaration that the Plan of Arrangement will, upon the filing of the Articles of Arrangement, be effective under the ABCA in accordance with its terms and will be binding on each of Rio Alto, Tahoe, Subco, Amalco, the Rio Alto Shareholders and all other affected persons on and after the Effective Time; and

(e)	such other and further orders and directions as this Honourable Court may deem just and required.

Evidence to be Used in Support of This Application:

17.	The Johnson Affidavit, to be filed February 27, 2015;

18.	Such other Affidavit(s) as Rio Alto may file following the Rio Alto Meeting; and

19.	Such further materials as this Honourable Court may deem just and necessary.

Applicable Acts and Regulations:

20.	Sections 191 and 193 of the ABCA; and

21.	Alberta Rules of Court Rule 3.2(2)(d).

SCHEDULE “D”
TAHOE UNAUDITED PRO-FORMA
CONSOLIDATED FINANCIAL STATEMENTS

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UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

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PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in Thousands of United States Dollars)
As At September 30, 2014

	Tahoe	Rio Alto
	Resources	Mining	Pro Forma		Pro Forma
	Inc.	Limited	Adjustments	Notes	Consolidated

ASSETS
Current
Cash and cash equivalents	$78,897	$38,602	$-		$117,499
Trade and other receivables	9,457	20,957	-		30,414
Inventories	34,828	30,787	12,900	6e	78,515
Other	5,250	1,980	-		7,230
	128,432	92,326	12,900		233,658
Non-current
Mineral interests	824,491	666,125	593,247	6f,h,i	2,083,863
Other	10,344	21,283	-		31,627
	834,835	687,408	593,247		2,115,490
Total Assets	$963,267	$779,734	$606,147		$2,349,148
LIABILITIES
Current
Accounts payable and accrued liabilities	$36,041	$34,627	$25,123	6d,g	$95,791
Debt	49,687	35,241	-		84,928
Warrant liability	-	5,025	7,758	6b	12,783
Income tax payable	2,810	2,602	-		5,412
	88,538	77,495	32,881		198,914
Non-current
Reclamation provision	3,154	23,774	-	6m	26,928
Other	1,945	1,500	1,721	6g	5,166
Deferred tax liability	-	-	190,969	6k	190,969
Total liabilities	93,637	102,769	225,571		421,977
SHAREHOLDERS’ EQUITY
Share capital	1,014,152	499,059	560,000	6a,j	2,073,211
Reserves	10,750	21,630	(1,689)	6c,j	30,691
Other comprehensive income	-	3,960	(3,960)	6j	-
(Deficit) Earnings	(155,272)	152,316	(173,775)	6j	(176,731)
Total Shareholders’ Equity	869,630	676,965	380,576		1,927,171
Total Liabilities and Shareholders’ Equity	$963,267	$779,734	$606,147		$2,349,148

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)
For The Nine Months Ended September 30, 2014

	Tahoe	Rio Alto
	Resources	Mining		Pro Forma		Pro Forma
	Inc.	Limited		Adjustments	Notes	Consolidated
		(Note 3)
Revenues	$284,869	$201,232	$			$486,101
Operating costs
Production costs	97,786	96,576				194,362
Royalties	16,833	-				16,833
Depreciation and depletion	33,713	21,940		12,982	6l	68,635
Total operating costs	148,332	118,516		12,982		279,830
Mine operating earnings	136,537	82,716		(12,982)		206,271

Other operating expenses
Exploration	3,000	3,676				6,676
General and administrative	26,094	8,858				34,952
Total other operating expenses	29,094	12,534		-		41,628
Earnings from operations	107,443	70,182		(12,982)		164,643

Other expense (income)
Interest expense	4,739	445				5,184
Net foreign exchange loss	650	190				840
Gain on investment	-	(7,550)				(7,550)
Other expense	910	1,904				2,814
Total other expense (income)	6,299	(5,011)		-		1,288

Earnings before income taxes	101,144	75,193		(12,982)		163,355
Income tax expense	20,190	30,275				50,465
Deferred income tax expense (benefit)	-	127		(3,764)	6l	(3,637)

Earnings attributable to common shareholders	$80,954	$44,791		$(9,218)		$116,527
Other comprehensive loss	-	562		-		562
Total comprehensive income	$80,954	$44,229		$(9,218)		$115,965

Earnings per share
Basic	$0.55				9	$0.52
Diluted	$0.54				9	$0.50

Weighted average shares outstanding
Basic (000’s)	147,025				8	222,250
Diluted (000’s)	148,886				8	230,277

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PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND TOTAL COMPREHENSIVE (LOSS) INCOME
(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)
For The Year Ended December 31, 2013

	Tahoe	Rio Alto
	Resources	Mining		Pro Forma		Pro Forma
	Inc.	Limited		Adjustments	Notes	Consolidated
		(Note 3)
Revenues	$-	$285,122	$			$285,122
Operating costs
Production costs	-	140,195				140,195
Depreciation and depletion	-	35,760		16,963	6l	52,723
Total operating costs	-	175,955		16,963		192,918
Mine operating earnings	-	109,167		(16,963)		92,204

Other operating expenses
Escobal project	36,404	-				36,404
Exploration	5,268	9,219				14,487
General and administrative	19,509	35,593				55,102
Total other operating expenses	61,181	44,812		-		105,993
(Loss) earnings from operations	(61,181)	64,355		(16,963)		(13,789)

Other expense
Interest expense	1,820	-				1,820
Net foreign exchange loss	-	1,176				1,176
Impairment	-	7,261				7,261
Other expense	975	4,750				5,725
Total other expense	2,795	13,187		-		15,982

(Loss) earnings before income taxes	(63,976)	51,168		(16,963)		(29,771)
Income tax expense	1,621	44,711				46,332
Deferred income tax expense (benefit)	-	3,345		(4,920)	6l	(1,575)
(Loss) earnings and total comprehensive (loss) income attributable to common shareholders	$(65,597)	$3,112		$(12,043)		$(74,528)

Loss per share
Basic	$(0.45)				9	$(0.34)
Diluted	$(0.45)				9	$(0.34)

Weighted average shares outstanding
Basic (000’s)	145,843				8	221,068
Diluted (000’s)	145,843				8	227,234

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NOTES TO THE PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
For The Nine Months Ended September 30, 2014 and The Year Ended December 31, 2013

1.	DESCRIPTION OF THE TRANSACTION

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe Resources Inc. (“Tahoe”) have been prepared to give effect to the arrangement agreement entered into by Tahoe, 1860927 Alberta Ltd. and Rio Alto Mining Limited (“Rio Alto”) dated February 9, 2015 (the “Arrangement Agreement”) pursuant to which Tahoe will directly acquire 100% of Rio Alto by way of a plan of arrangement (the “Acquisition”).

Pursuant to the Acquisition, Rio Alto shareholders will exchange all issued and outstanding common shares for common shares of Tahoe at a ratio of one Rio Alto common share per 0.227 of one Tahoe common share (the “Exchange Ratio”) and a nominal cash payment of CAD$0.001 per Rio Alto common share. The total transaction consideration to be paid to common shareholders of Rio Alto will be approximately $359 in cash, and approximately $1.1 billion in aggregate value of common shares of Tahoe, based on the closing price of Tahoe common shares on the Toronto Stock Exchange (“TSX”) of CAD$17.64 on February 6, 2015. The transaction consideration under the Acquisition is equal to CAD$4.00 per Rio Alto common share on a fully diluted basis based on the closing price on the TSX on February 6, 2015.

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe have been prepared to give effect to the Acquisition.

2.	BASIS OF PREPARATION

The unaudited pro forma consolidated statement of operations and total comprehensive income for the nine months ended September 30, 2014 and the unaudited pro forma consolidated statement of operations and total comprehensive (loss) income for the year ended December 31, 2013 combine the historical consolidated statements of operation of Tahoe and Rio Alto, (Rio Alto’s results have been adjusted to reflect the acquisition of Sulliden Gold Corporation Limited (“Sulliden Gold”) by Rio Alto (the “Sulliden Transaction”)), for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, to give effect to the Acquisition as if it had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as at September 30, 2014 combines the historical consolidated balance sheets of Tahoe and Rio Alto, as at that date, to give effect to the Acquisition as if it had occurred on September 30, 2014.

The unaudited pro forma consolidated condensed financial statements were based on and should be read in conjunction with the following:

  Unaudited condensed consolidated interim financial statements of Tahoe as at and for the nine months ended September 30, 2014 and the accompanying notes;

  Unaudited condensed consolidated interim financial statements of Rio Alto as at and for the nine months ended September 30, 2014 and the accompanying notes;

  Audited consolidated financial statements of Tahoe for the year ended December 31, 2013 and the accompanying notes;

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  Audited consolidated financial statements of Rio Alto for the year ended December 31, 2013 and the accompanying notes;

  Unaudited condensed consolidated interim financial statements of Sulliden Gold for the nine months ended January 31, 2014 and the accompanying notes; and

  Audited consolidated financial statements of Sulliden Gold for the year ended April 30, 2014 and the accompanying notes.

  Rio Alto Business Acquisition Report (“BAR”) dated August 11, 2014.

The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the respective company’s websites. Sulliden Gold amalgamated with Shahuindo Gold Limited, a wholly-owned subsidiary of Rio Alto upon completion of the Sulliden Transaction and was delisted in August 2014.Historical financial statements of Sulliden Gold are listed under Shahuindo Gold Limited on SEDAR.

The historical consolidated financial statements of Rio Alto have been adjusted to give effect to the following pro forma events:

  Those that are directly attributable to the Acquisition;

  Those that are factually supportable; and

  Those with respect to the pro forma consolidated statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Tahoe’s financial position or financial performance actually would have been had the Acquisition been completed as of the dates indicated and does not purport to project the future financial position or operating results of Tahoe.

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of September 30, 2014.

The Acquisition is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the acquisition date. There are instances where adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform an estimate of fair value. Tahoe will finalize all amounts as it obtains the information necessary to complete the measurement process, which can be no later than one year from the acquisition date. Accordingly, pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Tahoe and Tahoe’s future performance and financial position.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result

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from the transaction. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

3.	HISTORICAL RIO ALTO CONSOLIDATED FINANCIAL STATEMENTS

In order to give pro forma effect to the Acquisition on the historical consolidated balance sheets and consolidated statements of operation and total comprehensive income of Tahoe as at and for the nine months ended September 30, 2014 and the historical consolidated balance sheets and consolidated statements of operation and total comprehensive loss for the year ended December 31, 2013, Rio Alto’s historical unaudited condensed interim consolidated statement of financial position and historical unaudited condensed interim consolidated statement of net income and comprehensive income as at and for the nine months ended September 30, 2014 and the audited consolidated statement of financial position and audited consolidated statement of net income and comprehensive income as at and for the year ended December 31, 2013 have been adjusted to give effect to the items that would have been settled upon Acquisition had they occurred as of September 30, 2014 and January 1, 2013, respectively.

In order to give pro forma effect to Rio Alto’s historical unaudited condensed interim consolidated statements of net income and comprehensive income, they have been adjusted to give effect to the acquisition of Sulliden Gold as if it had occurred as of as of January 1, 2013. The calculated impact of the Sulliden Transaction for the nine months ended September 30, 2014 was prepared using the unaudited condensed consolidated interim financial statements for the three and nine months ended January 31, 2014 and annual audited consolidated financial statements for the year ended April 30, 2014. The methodology to calculate the impact of the Sulliden Gold acquisition on Rio Alto’s historical consolidated financial statements was as follows:

  Rio Alto acquired Sulliden Gold in August 2014 and therefore there are 2 months of Sulliden financial information included in Rio Alto's September 30, 2014 unaudited condensed consolidated interim financial statements;

  Sulliden Gold had a fiscal year ending April 30, 2014 and therefore it was necessary to calculate a 9-month period ending September 30, 2014 to incorporate into the pro forma income statement of Rio Alto;

  Sulliden Gold was delisted in August 2014 and therefore there are no publicly filed financial statements for the interim period of May through July 2014;

  A 3-month period ending April 30, 2014 was calculated using Sulliden Gold’s audited consolidated financial statements for the year ended April 30, 2014 and subtracting their unaudited condensed consolidated interim financial statements for the three and nine months ended January 31, 2014; and

  This 3-month period was used to calculate an approximation of the 4 months of financial information (January and May through July) that was not released to the public due to being delisted as a result of the Rio Alto acquisition of Sulliden Gold.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

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The historical statement of net income and comprehensive income of Rio Alto for the year ended December 31, 2013 was prepared using the pro forma statement of operations for the year ended December 31, 2013 in Rio Alto’s BAR dated August 11, 2014.

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIALS STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Consolidated statement of earnings adjustments for the nine months ended September 30, 2014

	(A)	(B)	(C)=(A)-(B)	(D)	(E)=(C)+(D)	(F)
						USD
				Pro Forma	Pro Forma	Pro Forma
	As filed	As filed	Pro Forma	Calculated	Calculated	Calculated	As filed Rio	Pro Forma
	Sulliden	Sulliden	Sulliden	Sulliden	Sulliden	Sulliden (1)	Alto	Rio Alto
	12 months	9 months	3 months	4 months	7 months	7 months	9 months 30-
	30-Apr-14	31-Jan-14	31-Jan-14	Jan, May-Jul	31-Jul-14	31-Jul-14	Sep-14
Revenues	$-	-	-	-	-	-	201,232	$201,232
Operating costs
Production costs	-	-	-	-	-	-	96,576	96,576
Depreciation and depletion	-	-	-	-	-	-	21,940	21,940
Total operating costs	-	-	-	-	-	-	118,516	118,516
Mine operating earnings	-	-	-	-	-	-	82,716	82,716

Other operating expenses
Exploration	-	-	-	-	-	-	3,676	3,676
General and administrative	7,515	5,734	1,781	2,375	4,156	3,798	5,060	8,858
Total other operating expenses	7,515	5,734	1,781	2,375	4,156	3,798	8,736	12,534
(Loss) earnings from operations	(7,515)	(5,734)	(1,781)	(2,375)	(4,156)	(3,798)	73,980	70,182

Other (income) expense
Accretion of ARO	-	-	-	-	-	-	1,193	1,193
Captive insurance expense	-	-	-	-	-	-	362	362
Interest expense	-	-	-	-	-	-	445	445
Net foreign exchange loss (gain)	(545)	(634)	89	119	208	190	-	190

Gain on investment	(651)	(497)	(154)	(205)	(359)	(328)	(7,222)	(7,550)
Other expense	-	-	-	-	-	-	349	349
Total other (income) expense	(1,196)	(1,131)	(65)	(86)	(151)	(138)	(4,873)	(5,011)

(Loss) earnings before income taxes	(6,319)	(4,603)	(1,716)	(2,289)	(4,005)	(3,660)	78,853	75,193

Current income tax expense	-	-	-	-	-	-	30,275	30,275

Deferred income tax expense (benefit)	157	223	(66)	(88)	(154)	(141)	268	127
Earnings (loss) attributable to common shareholders	$(6,476)	(4,826)	(1,650)	(2,201)	(3,851)	(3,519)	48,310	$44,791
Other comprehensive income	-	-	-	-	-	-	(562)	(562)
Comprehensive income	(6,476)	(4,826)	(1,650)	(2,201)	(3,851)	(3,519)	47,748	44,229

Sulliden historical financial statements are in CAD$. The Bank of Canada average noon exchange rate of $0.9139 was used to convert the balances to USD$.

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIALS STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Tahoe as at September 30, 2014 and December 31, 2013. Management has determined, based on their initial assessment, that no adjustments, except as described in note 3 and note 6, are necessary to conform the relevant items of Rio Alto’s audited consolidated financial statements to the accounting policies used by Tahoe in the preparation of its audited consolidated financial statements.

5.	PURCHASE PRICE ALLOCATION

The activity of Rio Alto constitutes a business, as defined by IFRS 3, and consequently, the Company has applied the principles of IFRS 3 in the accounting for the acquisition 100% of the issued and outstanding common shares of Rio Alto.

A summary of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

Tahoe purchase consideration:
Fair value estimate of the Tahoe share consideration	$1,059,059
Fair value estimate of the consideration for warrants	12,783
Fair value estimate of the consideration for options	19,941
Cash consideration	359
Total consideration	$1,092,142

The purchase price consideration reflects the number of outstanding shares and Rio Alto shares issuable upon the exercise of outstanding Rio Alto convertible securities as at September 30, 2014. For purposes of pro forma presentation, all issued and outstanding warrants and options (vested and unvested) exercisable of Rio Alto at the Acquisition date were converted into warrants and options of Tahoe. Fair value assumptions used are disclosed in note 6.

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of September 30, 2014.

Pro forma presentation
Cash and cash equivalents	$38,602
Trade and other receivables	20,957
Inventory	43,686
Other assets	23,263

Property, plant and equipment	35,130
Mineral interests and exploration potential	1,224,242

Accounts payable, accrued liabilities and other	(43,754)
Short-term debt	(35,241)
Reclamation provision	(23,774)
Deferred tax liability	(190,969)
Total net assets acquired	$1,092,142

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIALS STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

For the purposes of these unaudited pro forma condensed consolidated financial statements, the excess of the total consideration over the net identifiable assets to be acquired has been included within the estimate of the fair value of property, plant and equipment and there is no goodwill. The estimate of the fair value of property, plant, and equipment is preliminary, however, and is subject to change. The final purchase price and the fair value of the net assets to be acquired will ultimately be determined after the closing of the Acquisition. Therefore, it is likely that the purchase prices, including share considerations, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities may differ materially from the amounts disclosed above in the preliminary pro forma purchase price allocation because of changes in fair values, as further analysis is completed.

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the Acquisition, as if the Acquisition had occurred on September 30, 2014 for consolidated balance sheet items and January 1, 2013 for consolidated statement of operations and total comprehensive (loss) income items. Assumptions relating to the share price of Tahoe are based on the trading date prior to the date of the Acquisition Agreement, being February 6, 2015. Assumptions and adjustments made are as follows:

a)

An adjustment to reflect the issuance of 75,225,376 Tahoe shares, based on a ratio of 0.227 of a Tahoe common share for each outstanding Rio Alto share. The closing price of Tahoe shares on the TSX on February 6, 2015 was CAD$17.64 for total consideration of $1,059,059;

b)

An adjustment to assume the issuance of 2,249,595 Tahoe shares, based on a ratio of 0.227 of a Tahoe common share for each outstanding Rio Alto warrant. The fair value of the warrants was determined using the Black-Scholes valuation model for total consideration of $12,783(1);

c)

An adjustment to reflect the issuance of 3,916,204 Tahoe replacement options, based on a ratio of 0.227 of a Tahoe common share for each outstanding Rio Alto option. The fair value of the options was determined using the Black-Scholes valuation model for total consideration of $19,941(1);

d)	An adjustment to reflect the accrual of the cash consideration of CAD$0.001 per Rio Alto share of $359 to accounts payable and accrued liabilities;
e)

An adjustment to reflect the fair value of inventories held by Rio Alto. The fair value of product inventory was adjusted by $12,900 to reflect the ounces held in inventory at the spot price of gold on September 30, 2014, the date of the Acquisition, of $1,242/oz less estimated refining and transportation costs of $5 per ounce;

f)	The book value of mineral interests of Rio Alto has been eliminated;
g)	An adjustment to reflect the accrual of transaction costs and change of control costs of $26,844.
h)	The acquisition cost of $1,092,142 has been allocated to the acquired assets and liabilities on a pro-forma basis as described in note 5;
i)	The excess of purchase consideration over carrying values of net assets of Rio Alto in the amount of $415,177 has been assigned to mineral interests and exploration potential.
j)	Equity balances of Rio Alto have been eliminated;

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIALS STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

k)

A long term deferred tax liability related to the excess purchase price consideration and fair market value adjustments of $190,969 has been recognized and will be reversed through income as the underlying asset is consumed; and

l)	An adjustment to reflect the additional depreciation and depletion incurred on the depletable assets acquired and the related tax effects at the statutory rates.
m)	The fair value of the reclamation provision has been assumed to be equal to the carrying value.

(1)	Weighted average assumptions used in the Black-Scholes valuation calculations of the fair value of the warrants and options are as follows:

	Warrants	Options
Share price (CAD$)	$17.64	$17.64
Exercise price (CAD$)	$10.55	$11.98
Expected volatility	0.17	1.00
Expected life (years)	57.92%	44.44%
Expected dividend yield	-	-
Risk-free interest rate	0.48%	0.48%
Fair value (CAD$)	$7.12	$6.38
CAD$ to USD$ exchange rate	$0.80	$0.80
Fair value (USD$)	$5.72	$5.12

7.	PRO FORMA INCOME TAXES

Current tax expense includes the expected tax payable on the taxable income for the period, a royalty imposed by Peruvian tax authorities, and a special mining tax in Peru. Amounts were calculated using rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

8.	PRO FORMA SHARE CAPITAL

	September 30, 2014
	Number
	(000’s)	Amount
Tahoe common shares outstanding	147,586	$1,014,152
Tahoe common shares issued under the Acquisition	75,225	1,059,059
Pro forma share capital	222,811	$2,073,211

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NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIALS STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

9.	PRO FORMA EARNINGS PER SHARE

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at September 30, 2014, after giving effect to the transaction described in note 5 as if it had occurred on January 1, 2013.

	September 30,	December 31,
	2014	2013
Tahoe actual weighted average common shares outstanding (000’s)	147,025	145,843
Tahoe common shares issued under the Acquisition	75,225	75,225
Pro forma weighted average Tahoe common shares outstanding (000’s) - Basic	222,250	221,068
Pro forma weighted average Tahoe common shares outstanding (000’s) - Diluted	230,277	227,234
Pro forma Tahoe earnings (loss) attributable to common shareholders	$115,965	$(74,528)
Pro forma Tahoe earnings (loss) per share - basic	$0.52	$(0.34)
Pro forma Tahoe earnings (loss) per share - diluted	$0.50	$(0.34)

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www.kingsdaleshareholder.com

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